
13000383


MAIN
ENTRANCE

2012 ANNUAL REPORT

UNIVERSAL HEALTH SERVICES, INC.


UHS



LETTER TO OUR SHAREHOLDERS

Universal Health Services, Inc. (NYSE: UHS) recorded another successful year in 2012 despite the nation's sluggish economy, continued high rates of unemployment and uncertainty over the direction healthcare reform would take.

By continuing its strong focus on quality care, patient satisfaction, operating efficiency and cost control, UHS enhanced its position as a premier hospital management company in the United States. Adjusted net income attributable to UHS in 2012 was $406.4 million, compared to $391.7 million in 2011. Net revenue increased 3 percent, to $6.96 billion in 2012 compared to $6.76 billion in 2011.

The company stock price appreciated 24.4 percent during the year, closing 2012 at $48.35 per share. Including the $0.60 per share dividend paid in 2012, total return to shareholders was 26.0 percent.

The *Patient Protection and Affordable Care Act* will move forward, following the U.S. Supreme Court's decision to uphold the law and President Barack Obama's re-election in November. UHS and the industry expect that the nearly 31 million uninsured Americans will get the medical insurance coverage they need. Yet to be decided is how the exchanges will be established to provide health insurance to those currently uninsured. Some states may create their own exchanges, some may join with the federal government and others may opt to leave the exchanges solely to the federal government.

During the time it takes to fully address those issues, the management team at UHS will continue to prepare for each challenge, and take advantage of every opportunity so that the company will continue to operate effectively.

Expansion and Quality Drive Acute Care Division

The Acute Care Division of UHS initiated several new programs in 2012 so that it can best meet future challenges. Establishing a new subsidiary, called Independence Physician Management (IPM), allows UHS to better align its hospitals and physicians.

The company's clinical integration strategy is to establish physician-led chapters at every UHS acute care hospital that will identify best practices and build agreement among physicians to adopt those practices. Chapters can share best practices with other UHS hospitals through a private social media network for physicians.

Process improvement programs help eliminate inefficiencies and streamline operations for maximum productivity. Supply Chain management reduces variation among the medical equipment and supplies used in UHS hospitals by identifying those that provide the best performance and value. In addition, the acute care division has taken an important step toward ensuring that medical and nursing staffs are coordinated with the goal of providing the highest quality patient care.



"I am wearing an American Flag lapel pin, and urge you to do the same, in solidarity with our troops in the Middle East. UHS and our families can prosper because of the safety they provide for us. Remember to say thank you when you meet a member of our armed forces."

Front cover, left to right: Cumberland Hall Hospital, Hopkinsville, Ky.; Fort Duncan Regional Medical Center, Eagle Pass, Texas; Windmoor Healthcare, Clearwater, Fla.; Texoma Medical Center, Denison, Texas

Back cover, left to right: Laurel Ridge Treatment Center, San Antonio, Texas; Aiken Regional Medical Centers, Aiken, SC; Sierra Vista Hospital, Sacramento, Calif.; Lakewood Ranch Medical Center, Bradenton, Fla.

The new Alan B. Miller Pavilion at Wellington Regional Medical Center in Wellington, Florida opened in October 2012. The three-story, 80-bed pavilion combines advanced medical technology with a number of amenities to create a comfortable environment that enhances patient care.

In California, construction continued on schedule and on budget for the new Temecula Valley Hospital. The hospital is being built using unique methods that reduce construction costs and will help improve the quality of care and reduce operating expenses. When it opens in fall 2013, the new 140-bed hospital will provide needed capacity and services, such as cardiology, neurology and emergency medicine, for an underserved community in Riverside County.

UHS Building Solutions, a development subsidiary, continues to use the company's expertise to construct hospitals for other owners. Its latest hospital project, St. Vincent's Clay County, is UHS Building Solutions' third project for Ascension Health.

Acquisition and Expansion Fuel Success for Behavioral Health

The Behavioral Health Division of UHS expanded its position as the largest provider of behavioral health services in the country with its acquisition of Ascend Health Corporation, a high quality provider of behavioral health services. UHS gained nine facilities, with a total of more than 800 beds in Arizona, Oregon, Texas, Utah and Washington.

The new Cumberland Hall Hospital building opened in Hopkinsville, Kentucky early in the year. The replacement facility features a dedicated wing to house the company's Patriot Support Program for active duty military, veterans and their families. The company added 240 acute beds to existing facilities to meet growing demand for acute psychiatric care, and continued construction on two new facilities in Chicago, Illinois and Austin, Texas. Both facilities are scheduled to open in 2013.

In addition to the Patriot Support Program, the UHS Behavioral Health Division introduced its autism spectrum disorders program at additional facilities, and continued its work with The Jason Foundation, Inc. (JFI) to help prevent teen suicide. UHS successfully partnered with JFI to pass "The Jason Flatt Act" in West Virginia, Utah, Alaska, South Carolina and Ohio. This important legislation requires educators in those states to complete two hours of youth suicide awareness and prevention training.

Recognized for Quality

Universal Health Services, Inc. has long held true to its mission to provide superior quality healthcare services that patients recommend to their family and friends. In September, The Joint Commission recognized 31 UHS acute care and behavioral health facilities as *Top Performers on Key Quality Measures™* for 2011. This recognition for achieving excellent patient outcomes is important, as the healthcare industry will face more accountability for quality and safety in the years ahead.

The management team at UHS is optimistic about the company's future and believes that the quality, performance and efficiency initiatives that are now underway are providing a solid foundation for excellent performance in 2013, 2014 and beyond.

I am confident that we will continue to build on our long history of success, and am appreciative and truly grateful to the people of our company for their efforts.

Sincerely,



Alan B. Miller
Chairman of the Board
Chief Executive Officer

UNIVERSAL HEALTH SERVICES, INC.

Our mission is to provide superior quality healthcare services that patients recommend to family and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term returns.

We believe hospitals will remain the focal point of the healthcare delivery system. We have built our success by remaining committed to a program of rational growth around our core businesses and seeking opportunities complementary to them with a prudent level of debt. The future of our industry remains bright for those whose focus is providing quality healthcare on a cost-effective basis.

FINANCIAL HIGHLIGHTS

Year Ended December 31	2012	2011	Percentage Increase	2010
Net revenues	$6,961,400,000	$6,760,222,000	3%	$4,900,147,000
Adjusted net income attributable to UHS (1)	$406,419,000	$391,690,000	4%	$249,754,000
Adjusted diluted earnings per share attributable to UHS (1)	$4.15	$3.97	5%	$2.54

Year Ended December 31	2012	2011	Percentage Increase	2010
Patient days	6,308,590	6,245,052	1%	3,620,413
Admissions	618,671	601,364	3%	421,832
Average number of licensed beds	24,821	24,745	0%	14,945

	2012		2011		2010		2009	
(1) Calculation of Adjusted Net Income Attributable to UHS (in thousands except per share amounts)	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share	Amount	Per Diluted Share
Net income attributable to UHS	$443,446	$4.53	$398,167	$4.04	$230,183	$2.34	$260,373	$2.64
Other combined adjustments	(37,027)	(0.38)	(6,477)	(0.07)	19,571	0.20	(14,187)	(0.15)
Adjusted net income attributable to UHS	$406,419	$4.15	$391,690	$3.97	$249,754	$2.54	$246,186	$2.49

The "Other combined adjustments" neutralize the effect of items in each year that are nonrecurring or non-operational in nature including items such as: the cost incurred and incentive income recorded in connection with the implementation of electronic health records applications; the transaction costs incurred in connection with our acquisition of Psychiatric Solutions, Inc.; adjustments to our reserves relating to prior years for self-insured professional & general liability and workers' compensation claims; gains and losses on sales of assets and businesses; reserves for settlements and legal judgments, and; other amounts that may be reflected in a given year that relate to prior years. Since "adjusted net income attributable to UHS" is not computed in accordance with generally accepted accounting principles ("GAAP"), investors are encouraged to use GAAP measures when evaluating our financial performance. To obtain a complete understanding of our financial performance the information provided above should be examined in connection with our consolidated financial statements and notes thereto contained on pages 99-158 of this report.

Net revenues
(in millions)


$4,585
$4,900
$6,760
$6,961
09
10
11
12

Adjusted net income per diluted share attributable to UHS (1)


$2.49
$2.54
$3.97
$4.15
09
10
11
12

Hospital patient days
(in thousands)


3,236
3,620
6,245
6,309
09
10
11
12

Index

- Acute Care Hospitals
- Ambulatory Centers
- Behavioral Health Facilities
- ★ Universal Health Services, Inc.


PUERTO RICO
U.S. VIRGIN ISLANDS

For a full state-by-state list of Universal Health Services, Inc. facilities, please visit us at our website: **www.uhsinc.com**

THE NEW ALAN B. MILLER PAVILION AT WELLINGTON REGIONAL MEDICAL CENTER offers patients amenities that are unmatched in the region.


Wellington Regional Medical Center UHS
MAIN ENTRANCE

UHS ACUTE CARE DIVISION

Ready for the future

The healthcare industry is entering a period of transformation that may, over time, dramatically alter the way hospitals deliver medical care and are paid for services. Healthcare reform, advanced technology and consumer attitudes are among the forces driving this change, but a common factor is an emphasis on quality.



The Acute Care Division of Universal Health Services, Inc. (UHS) has long followed a basic mission: "Provide superior quality healthcare services that patients recommend to family and friends." That mission is more important now than ever before.

In fact, quality is at the core of a number of strategic initiatives started by the Acute Care Division of Universal Health Services, Inc. (UHS) in 2012. Each program is designed to significantly improve quality and leave the company well positioned for the coming reality of reimbursement based upon outcomes.

In years past, hospitals and physicians have worked under a fee-for-service model, in which performing more services increased revenue. That model will likely change to a value-based approach in which provider reimbursement is based on quality, safety and patient satisfaction.

Transformation Brings Opportunity

Transformation may be somewhat disruptive to the healthcare industry, but it also provides a unique opportunity for physicians and hospitals to work together on improving quality. UHS is working to collaborate with physicians and achieve that goal in a number of strategic ways. The company's ultimate goal is that of building UHS hospitals into the top performing and safest providers in the nation. Given the importance of physician alignment, UHS formed a new division called Independence Physician Management (IPM) in 2012, and has recruited leadership to guide its operation.

Advanced Technology Improves Quality and Efficiency

Installation of the first phase of UHS FUSION, an electronic information system based on industry leading software from Cerner® Corporation that gives physicians, nurses and other healthcare professionals immediate access to a medical records system, lab results and images, will be completed this year.

THROUGH TELEMEDICINE, physicians at a UHS hospital can take advantage of the knowledge and expertise of physicians located miles away. That can allow emergency physicians to begin treatment more quickly, often resulting in better patient outcomes.



The second phase of the project is already underway at some acute care hospitals and brings additional capabilities to the system, including biomedical device integration that automatically downloads a patient's medical data into his or her electronic health record, computerized physician order entry that eliminates handwritten notes to reduce the possibility of error and increase safety and bar code medication administration that helps ensure that patients receive the correct medication in the correct dose at the correct time.

Through telemedicine, physicians at a UHS hospital can take advantage of the knowledge and expertise of physicians located miles away. For example, at Northern Nevada Medical Center in Sparks, Nevada, and at Wellington Regional Medical Center in Wellington, Florida, emergency department physicians can use telemedicine to consult with neurologists offsite who can diagnose a stroke. That allows the emergency physicians to begin treatment more quickly, often resulting in better patient outcomes.

Process Improvement and Supply Chain Management Build Quality and Efficiency

It's not enough to transfer best practices from one hospital to another. Hospitals must also continually examine and refine processes and procedures to improve quality and efficiency. The company instituted several process improvement programs during 2012 that will make hospital operations more efficient and effective.

The Acute Care Division also launched a strategic plan to increase quality and efficiency by purchasing equipment and supplies that offer the best performance and overall value. By focusing on the total cost of use and not just initial purchase price, Supply Chain is helping to reduce variation and implement product standards when appropriate.



25%
50%
CABG
90%
COMPLICATIONS
OF CARE
3.82%
100%

PHYSICIAN-LED STEERING COMMITTEES will work with acute care hospitals to address quality issues and cost concerns. Ori Lotan, MD, Chief Medical Information Officer – Acute Care Division, demonstrates an information dashboard that physicians can use to monitor quality.

Physicians will be able to use technology to provide higher quality care and expand services provided to patients.

Expansion and Growth

In October 2012, the Acute Care Division opened the new Alan B. Miller Pavilion at Wellington Regional Medical Center in Palm Beach County, Florida, to meet demand. The new, three-story patient pavilion features 80 private rooms, a new lobby and registration area, expanded pharmacy and space to expand specialty programs.

The new pavilion provides additional beds in a growing market, and also offers patients a new set of amenities that are unmatched in the region, including hardwood floors, pendant lighting, Wi-Fi service and flat screen television in the patient rooms.

Construction continued on the new Temecula Valley Hospital in Temecula, California. When it opens in autumn 2013, the new 140-bed hospital will bring much-needed capacity to the underserved Inland Empire region of southern California.

The hospital industry is under transformation and UHS is responding to the challenge. The company has initiated a number of strategic initiatives to prepare itself for healthcare reform. The Acute Care Division has set explicit goals and strategies for every market with an emphasis on quality that is in line with where the healthcare industry is going in the future.

THE ACQUISITION OF ASCEND HEALTH CORPORATION brought UHS nine new behavioral health facilities, totaling more than 800 beds, including University Behavioral Health of El Paso in El Paso, Texas (pictured below).


UBH

UHS BEHAVIORAL HEALTH DIVISION

Performance and growth

The Behavioral Health Division of Universal Health Services, Inc. (UHS) solidified its position as the premier mental health services provider in the United States during 2012, and is at the forefront of developing innovative and evidence-based quality programs and services that have a positive impact on people's lives.



Through expansion and its acquisition of Ascend Health Corporation, UHS added to its position as the largest provider of mental health services in the country, and has the ability to act as a strong advocate for mental health issues at national, state and local levels.

It's a responsibility the division takes very seriously, as evidenced by its work with The Jason Foundation (JFI) to prevent teen suicide and its work with the National Alliance on Mental Illness (NAMI) through advocacy efforts in local communities to help improve the lives of people and families who are living with mental illness.

Commitment to Quality

The Behavioral Health Division of UHS operates 197 facilities in 37 states, Puerto Rico and the U.S. Virgin Islands, and is committed to the communities it serves. The division significantly strengthened its Patriot Support Program and support for active duty members of the military, veterans and their families. Today, the program consists of 15 dedicated Military Centers of Excellence, 27 specialized Military Service Centers and 39 TRICARE®-certified residential treatment centers.


SONY

WILLOW SPRINGS CENTER IN RENO, NEVADA, uses telemedicine as part of its Patriot Support Program to allow members of the military who are stationed in Afghanistan and other locations to interact by video with their families at home.

In addition, UHS facilities serve 160 military installations across the United States, and are the providers of choice for 40 bases and installations located overseas, including Japan, Germany, Spain, Iraq, Afghanistan and Kuwait.

The company further enhanced the services it provides to military veterans with the opening of its new Cumberland Hall Hospital in Hopkinsville, Kentucky, in January 2012. The new 97-bed replacement hospital includes a wing dedicated solely to treating members of the armed forces.

UHS made physical plant and safety improvements at a number of facilities because the company understands that what matters most is safe, effective care. Many improvements focused on proactive patient safety and care, better use of physical space and greater accessibility, and creating an environment that helps foster stabilization and recovery.

The entire division works consistently to adhere to its mission statement to provide superior quality healthcare. As a result, The Joint Commission, the leading accreditor of healthcare organizations in the United States, recognized 27 UHS behavioral health facilities as *Top Performers on Key Quality Measures™* for 2011.

The recognition, announced in September 2012, credited the facilities' commitments to exceeding performance expectations in areas that affect assessment, treatment and discharge planning.

Performance and Growth

UHS added nine facilities in Arizona, Oregon, Texas, Utah and Washington when it acquired Ascend Health Corporation in 2012. Those facilities total more than 800 beds, and include seven inpatient psychiatric hospitals, a residential chemical dependency program and an inpatient substance abuse treatment facility, as well as a number of specialized treatment programs. Among them are gender-specific programs for women, geriatric behavioral health and pain management.

The addition of 240 new acute beds in the division's existing facilities provided the ability to help reduce delays for patients who are waiting to receive inpatient psychiatric care.

The loss of state-operated hospital inpatient beds over the past decade created a shortage of acute inpatient psychiatric beds. In response, UHS converted residential treatment beds to acute psychiatric inpatient beds.

The addition of 240 new acute inpatient beds in the division's existing facilities provided the ability to help reduce delays for patients waiting for care.

For example, UHS converted a residential treatment facility in Orem, Utah, to an acute care behavioral hospital called Provo Canyon Behavioral Hospital.

Responding to Challenges

While the division saw an increase in admissions as demand surged for services, the company also experienced more stringent utilization management criteria in serving patients. Managed care organizations have continued to reduce patients' length of stay, while aggressively managing admissions to hospitals. Pricing pressures are evident in many areas of the business, as referral sources continue to place patients in lower-cost alternatives.

Strong demographic factors and increasing demand for services, along with increased admissions and occupancy trends, have resulted in more investment in the behavioral healthcare industry, creating stronger and more robust competition across the country.

Despite these challenges, the Behavioral Health Division of UHS experienced admissions growth and positive financial performance during 2012, while it delivered superior services to patients.

ROCK CLIMBING EXERCISES are part of the treatment program for patients, including members of the military, at the new Cumberland Hall Hospital replacement facility in Hopkinsville, Kentucky.







UNCONVENTIONAL DÉCOR, such as the lobby at Cumberland Hospital for Children and Adolescents in New Kent, Virginia, provides a unique environment to help children and adolescents who have complex needs.

Looking to the Future

Beginning in 2014, the federal *Patient Protection and Affordable Care Act* will require all health insurance plans for small employers and individuals to include coverage for mental health and addiction. In addition, states that expand Medicaid under the *Affordable Care Act* will make the federal health insurance program's mental health coverage available to more low-income people, bringing mental health and addiction coverage to millions of Americans. These changes will ensure that coverage is on par with medical and surgical care.

In response to the tragic Newtown, Connecticut elementary school shootings, the Obama administration has proposed a number of strategies, including advocating mental health treatment. His plans include a commitment to "finalizing mental health parity regulations" for large employment-based group health plans, and providing the exposure needed to launch a national dialogue to combat the stigma of mental illness.

Full implementation of the federal mental health parity regulations, along with implementation of the *Affordable Care Act,* will make a great difference for many of the one in five Americans facing mental illness. These landmark legislations will continue to have a positive impact on the behavioral healthcare industry for years to come.

The Behavioral Health Division of UHS has the clinical expertise and established platform that position it well for future growth. The company will continue to expand into markets that are currently underserved, broaden its treatment services and continue to invest in its existing facilities and personnel.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-10765

UNIVERSAL HEALTH SERVICES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	23-2077891 (I.R.S. Employer Identification Number)
UNIVERSAL CORPORATE CENTER 367 South Gulph Road P.O. Box 61558 King of Prussia, Pennsylvania (Address of principal executive offices)	19406-0958 (Zip Code)

Registrant's telephone number, including area code: (610) 768-3300

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class	Name of each exchange on which registered
Class B Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

Class D Common Stock, $.01 par value
(Title of each Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. **Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☒ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ **Accelerated filer** ☐ **Non-accelerated filer** ☐ **Smaller reporting company** ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of voting stock held by non-affiliates at June 30, 2012 was $3.82 billion. (For the purpose of this calculation, it was assumed that Class A, Class C, and Class D Common Stock, which are not traded but are convertible share-for-share into Class B Common Stock, have the same market value as Class B Common Stock. Also, for purposes of this calculation only, all directors are deemed to be affiliates.)

The number of shares of the registrant's Class A Common Stock, $.01 par value, Class B Common Stock, $.01 par value, Class C Common Stock, $.01 par value, and Class D Common Stock, $.01 par value, outstanding as of January 31, 2013, were 6,625,708, 90,407,949, 664,000 and 31,942, respectively.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for our 2012 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012 (incorporated by reference under Part III).

UNIVERSAL HEALTH SERVICES, INC.
2012 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

This Annual Report on Form 10-K is for the year ended December 31, 2012. This Annual Report modifies and supersedes documents filed prior to this Annual Report. Information that we file with the Securities and Exchange Commission (the "SEC") in the future will automatically update and supersede information contained in this Annual Report.

In this Annual Report, "we," "us," "our" and the "Company" refer to Universal Health Services, Inc. and its subsidiaries. UHS is a registered trademark of UHS of Delaware, Inc., the management company for, and a wholly-owned subsidiary of Universal Health Services, Inc. Universal Health Services, Inc. is a holding company and operates through its subsidiaries including its management company, UHS of Delaware, Inc. All healthcare and management operations are conducted by subsidiaries of Universal Health Services, Inc. To the extent any reference to "UHS" or "UHS facilities" in this report including letters, narratives or other forms contained herein relates to our healthcare or management operations it is referring to Universal Health Services, Inc.'s subsidiaries including UHS of Delaware, Inc. Further, the terms "we," "us," "our" or the "Company" in such context similarly refer to the operations of Universal Health Services Inc.'s subsidiaries including UHS of Delaware, Inc. Any reference to employees or employment contained herein refers to employment with or employees of the subsidiaries of Universal Health Services, Inc. including UHS of Delaware, Inc.

PART I

ITEM 1. *Business*

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2013, we owned and/or operated 23 acute care hospitals and 197 behavioral health centers located in 37 states, Washington, D.C., Puerto Rico and the U.S. Virgin Islands. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 5 surgical hospitals and surgery and radiation oncology centers located in 4 states.

In October, 2012, we acquired Ascend Health Corporation ("Ascend"). Ascend was the largest private behavioral health provider with 9 owned or leased freestanding inpatient facilities located in 5 states.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 50% of our consolidated net revenues in 2012, 51% in 2011 and 67% in 2010. Net revenues from our behavioral health care facilities accounted for 50% of our consolidated net revenues during 2012, 49% during 2011 and 33% during 2010.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

We are a Delaware corporation that was organized in 1979. Our principal executive offices are located at Universal Corporate Center, 367 South Gulph Road, P.O. Box 61558, King of Prussia, PA 19406. Our telephone number is (610) 768-3300.

Available Information

Our website is located at http://www.uhsinc.com. Copies of our annual, quarterly and current reports that we file with the SEC, and any amendments to those reports, are available free of charge on our website. The information posted on our website is not incorporated into this Annual Report. Our Board of Directors' committee charters (Audit Committee, Compensation Committee and Nominating & Governance Committee), Code of Business Conduct and Corporate Standards applicable to all employees, Code of Ethics for Senior Financial Officers, Corporate Governance Guidelines and our Healthcare Code of Conduct, Corporate Compliance Manual and Compliance Policies and Procedures are available free of charge on our website. Copies of such reports and charters are available in print to any stockholder who makes a request. Such requests should be made to our Secretary at our King of Prussia, PA corporate headquarters. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments to or waivers of any provision of our Code of Ethics for Senior Financial Officers by promptly posting this information on our website.

In accordance with Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, we submitted our CEO's certification to the New York Stock Exchange in 2012. Additionally, contained in Exhibits 31.1 and 31.2 of this Annual Report on Form 10-K, are our CEO's and CFO's certifications regarding the quality of our public disclosures under Section 302 of the Sarbanes-Oxley Act of 2012.

Our Mission

Our mission and objective is to provide superior healthcare services that patients recommend to families and friends, physicians prefer for their patients, purchasers select for their clients, employees are proud of, and investors seek for long-term results. To achieve this, we have a commitment to:

- service excellence
- continuous improvement in measurable ways
- employee development
- ethical and fair treatment
- teamwork
- compassion
- innovation in service delivery

Business Strategy

We believe community-based hospitals will remain the focal point of the healthcare delivery network and we are committed to a philosophy of self-determination for both the company and our hospitals.

Acquisition of Additional Hospitals. We selectively seek opportunities to expand our base of operations by acquiring, constructing or leasing additional hospital facilities. We are committed to a program of rational growth around our core businesses, while retaining the missions of the hospitals we manage and the communities we serve. Such expansion may provide us with access to new markets and new healthcare delivery capabilities. We also continue to examine our facilities and consider divestiture of those facilities that we believe do not have the potential to contribute to our growth or operating strategy.

Improvement of Operations of Existing Hospitals and Services. We also seek to increase the operating revenues and profitability of owned hospitals by the introduction of new services, improvement of existing services, physician recruitment and the application of financial and operational controls.

We are involved in continual development activities for the benefit of our existing facilities. From time to time applications are filed with state health planning agencies to add new services in existing hospitals in states which require certificates of need, or CONs. Although we expect that some of these applications will result in the addition of new facilities or services to our operations, no assurances can be made for ultimate success by us in these efforts.

Quality and Efficiency of Services. Pressures to contain healthcare costs and technological developments allowing more procedures to be performed on an outpatient basis have led payors to demand a shift to ambulatory or outpatient care wherever possible. We are responding to this trend by emphasizing the expansion of outpatient services. In addition, in response to cost containment pressures, we continue to implement programs at our facilities designed to improve financial performance and efficiency while continuing to provide quality care, including more efficient use of professional and paraprofessional staff, monitoring and adjusting staffing levels and equipment usage, improving patient management and reporting procedures and implementing more efficient billing and collection procedures. In addition, we will continue to emphasize innovation in our response to the rapid changes in regulatory trends and market conditions while fulfilling our commitment to patients, physicians, employees, communities and our stockholders.

In addition, our aggressive recruiting of highly qualified physicians and developing provider networks help to establish our facilities as an important source of quality healthcare in their respective communities.

2012 Acquisition and Divestiture Activity:

Acquisitions of Assets and Businesses:

During 2012, we spent $528 million to acquire the following assets and businesses:

- spent $503 million to acquire 9 behavioral health care facilities from Ascend Health Corporation in October, 2012, and;
- spent $25 million in connection with the acquisition of physician practices and various real property.

In connection with the receipt of antitrust clearance from the Federal Trade Commission ("FTC") in connection with our acquisition of Ascend Health Corporation in October of 2012, we agreed to certain conditions, including the divestiture, within approximately six months, of Peak Behavioral Health Services ("Peak"), a 104-bed behavioral health care facility located in Santa Teresa, New Mexico. The revenues of Peak were approximately $18 million and $14 million during 2012 and 2011, respectively.

Divestitures:

During 2012, we received $149 million from the divestiture of assets and businesses, including the following:

- received $93 million for the sale of Auburn Regional Medical Center ("Auburn"), a 159-bed acute care hospital located in Auburn, Washington (sold in October);
- received $50 million for the sale of the Hospital San Juan Capestrano, a 108-bed acute care hospital located in Rio Piedras, Puerto Rico (sold in January pursuant to our agreement with the FTC in connection with our acquisition of Psychiatric Solutions, Inc. in November, 2010), and;
- received an aggregate of $6 million for the sale of the real property of two non-operating behavioral health facilities and our majority ownership interest in an outpatient surgery center located in Puerto Rico.

The aggregate pre-tax gain on the divestiture of Auburn was approximately $26 million and is included in our 2012 consolidated results of operations. The aggregate pre-tax gain on the divestiture of San Juan Capestrano in January, 2012 did not have a material impact on our consolidated results of operations during 2012.

The Ascend Acquisition

In October, 2012, we paid $503 million to acquire Ascend Health Corporation ("Ascend") which owned or leased 9 freestanding inpatient behavioral health care facilities located in 5 states including Texas, Arizona, Utah, Oregon and Washington. At the time of the acquisition, Ascend was the largest private behavioral health care provider. The facilities acquired by us have an aggregate of approximately 800 licensed beds with additional capacity for approximately 65 beds currently being constructed.

Hospital Utilization

We believe that the most important factors relating to the overall utilization of a hospital include the quality and market position of the hospital and the number, quality and specialties of physicians providing patient care within the facility. Generally, we believe that the ability of a hospital to meet the health care needs of its community is determined by its breadth of services, level of technology, emphasis on quality of care and convenience for patients and physicians. Other factors that affect utilization include general and local economic conditions, market penetration of managed care programs, the degree of outpatient use, the availability of reimbursement programs such as Medicare and Medicaid, and demographic changes such as the growth in local populations. Utilization across the industry also is being affected by improvements in clinical practice, medical technology and pharmacology. Current industry trends in utilization and occupancy have been significantly affected by changes in reimbursement policies of third party payors. We are also unable to predict the extent to which these industry trends will continue or accelerate. In addition, hospital operations are subject to certain seasonal fluctuations, such as higher patient volumes and net patient service revenues in the first and fourth quarters of the year.

The following table sets forth certain operating statistics for hospitals operated by us for the years indicated. Accordingly, information related to hospitals acquired during the five-year period has been included from the respective dates of acquisition, and information related to hospitals divested during the five year period has been included up to the respective dates of divestiture. Information related to the behavioral health care facilities acquired by us in connection with our acquisition of Psychiatric Solutions, Inc. ("PSI"), excluding 3 PSI facilities that were divested during 2011 pursuant to our agreement with the FTC, is included for the period of November 16, 2010 through December 31, 2012. The licensed and available beds for those facilities are included in 2010 on a weighted average basis for the period owned. Information related to the behavioral health care facilities acquired by us in connection with our acquisition of Ascend Health Corporation is included for the period of October 10, 2012 through December 31, 2012. The licensed and available beds for those facilities are included in 2012 on a weighted average basis for the period owned.

	2012	2011	2010	2009	2008
Average Licensed Beds:					
Acute Care Hospitals (1)	5,682	5,726	5,689	5,484	6,101
Behavioral Health Centers	19,362	19,280	9,427	7,921	7,658
Average Available Beds (2):					
Acute Care Hospitals (1)	5,457	5,424	5,383	5,128	5,249
Behavioral Health Centers	19,282	19,262	9,409	7,901	7,629
Admissions:					
Acute Care Hospitals (1)	251,099	258,754	264,470	265,244	268,207
Behavioral Health Centers	374,865	352,208	166,434	136,639	129,553
Average Length of Stay (Days):					
Acute Care Hospitals (1)	4.5	4.4	4.4	4.4	4.5
Behavioral Health Centers	14.0	14.6	15.1	15.4	16.1
Patient Days (3):					
Acute Care Hospitals (1)	1,122,557	1,151,183	1,155,984	1,166,704	1,200,672
Behavioral Health Centers	5,245,499	5,157,454	2,507,046	2,105,625	2,085,114
Occupancy Rate-Licensed Beds (4):					
Acute Care Hospitals (1)	54%	55%	56%	58%	54%
Behavioral Health Centers	74%	73%	73%	73%	74%
Occupancy Rate-Available Beds (4):					
Acute Care Hospitals (1)	56%	58%	59%	62%	62%
Behavioral Health Centers	75%	73%	73%	73%	75%

(1) The statistical information for Auburn Regional Medical Center located in Washington (divested during the fourth quarter of 2012) and Central Montgomery Medical Center located in Pennsylvania (divested during the fourth quarter of 2008) is included in the above information through each respective divestiture date.

(2) "Average Available Beds" is the number of beds which are actually in service at any given time for immediate patient use with the necessary equipment and staff available for patient care. A hospital may have appropriate licenses for more beds than are in service for a number of reasons, including lack of demand, incomplete construction, and anticipation of future needs

(3) "Patient Days" is the sum of all patients for the number of days that hospital care is provided to each patient.

(4) "Occupancy Rate" is calculated by dividing average patient days (total patient days divided by the total number of days in the period) by the number of average beds, either available or licensed.

Sources of Revenue

We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Sources of Revenue* for additional disclosure. Other information related to our revenues, income and other operating information for each reporting segment of our business is provided in Note 11 to our Consolidated Financial Statements, *Segment Reporting.*

Regulation and Other Factors

Overview: The healthcare industry is subject to numerous laws, regulations and rules including, among others, those related to government healthcare participation requirements, various licensure and accreditations, reimbursement for patient services, health information privacy and security rules, and Medicare and Medicaid fraud and abuse provisions (including, but not limited to, federal statutes and regulations prohibiting kickbacks and other illegal inducements to potential referral sources, false claims submitted to federal health care programs and self-referrals by physicians). Providers that are found to have violated any of these laws and regulations may be excluded from participating in government healthcare programs, subjected to significant fines or penalties and/or required to repay amounts received from the government for previously billed patient services. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to additional governmental inquiries or actions, or that we would not be faced with sanctions, fines or penalties if so subjected. Even if we were to ultimately prevail, a significant governmental inquiry or action under one of the above laws, regulations or rules could have a material adverse impact on us.

Licensing, Certification and Accreditation: All of our hospitals are subject to compliance with various federal, state and local statutes and regulations and receive periodic inspection by state licensing agencies to review standards of medical care, equipment and cleanliness. Our hospitals must also comply with the conditions of participation and licensing requirements of federal, state and local health agencies, as well as the requirements of municipal building codes, health codes and local fire departments. Various other licenses and permits are also required in order to dispense narcotics, operate pharmacies, handle radioactive materials and operate certain equipment.

All of our eligible hospitals have been accredited by the Joint Commission. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicare and Medicaid services by the appropriate governmental authorities.

If any of our facilities were to lose its Joint Commission accreditation or otherwise lose its certification under the Medicare and Medicaid programs, the facility may be unable to receive reimbursement from the Medicare and Medicaid programs and other payors. We believe our facilities are in substantial compliance with current applicable federal, state, local and independent review body regulations and standards. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for us to make changes in our facilities, equipment, personnel and services in the future, which could have a material adverse impact on operations.

Certificates of Need: Many of the states in which we operate hospitals have enacted certificates of need ("CON") laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Failure to obtain necessary state approval can result in our inability to complete an acquisition, expansion or replacement, the imposition of civil or, in some cases, criminal sanctions, the inability to receive Medicare or Medicaid reimbursement or the revocation of a facility's license, which could harm our business. In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Conversion Legislation: Many states have enacted or are considering enacting laws affecting the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over these transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a health care facility to a for-profit entity. The adoption of new or expanded conversion legislation and the increased review of not-for-profit hospital conversions may limit our ability to grow through acquisitions of not-for-profit hospitals.

Utilization Review: Federal regulations require that admissions and utilization of facilities by Medicare and Medicaid patients must be reviewed in order to ensure efficient utilization of facilities and services. The law and regulations require Peer Review Organizations ("PROs") to review the appropriateness of Medicare and Medicaid patient admissions and discharges, the quality of care provided, the validity of diagnosis related group ("DRG") classifications and the appropriateness of cases of extraordinary length of stay. PROs may deny payment for services provided, assess fines and also have the authority to recommend to the Department of Health and Human Services ("HHS") that a provider that is in substantial non-compliance with the standards of the PRO be excluded from participating in the Medicare program. We have contracted with PROs in each state where we do business to perform the required reviews.

Audits: Most hospitals are subject to federal audits to validate the accuracy of Medicare and Medicaid program submitted claims. If these audits identify overpayments, we could be required to pay a substantial rebate of prior years' payments subject to various administrative appeal rights. The federal government contracts with third-party "recovery audit contractors" ("RACs") and "Medicaid integrity contractors" ("MICs"), on a contingent fee basis, to audit the propriety of payments to Medicare and Medicaid providers. The Recovery Audit Prepayment Review demonstration program will enable RACs to review claims before they are paid to ensure that the provider complied with all Medicare payment rules. Currently, the demonstration program is targeting states with high populations of fraud- and error-prone providers. Similarly, Medicare zone program integrity contractors ("ZPICs") target claims for potential fraud and abuse. Additionally, Medicare administrative contractors ("MACs") must ensure they pay the right amount for covered and correctly coded services rendered to eligible beneficiaries by legitimate providers. We have undergone claims audits related to our receipt of federal healthcare payments during the last three years, the results of which have not required material adjustments to our consolidated results of operations. However, potential liability from future federal or state audits could ultimately exceed established reserves, and any excess could potentially be substantial. Further, Medicare and Medicaid regulations also provide for withholding Medicare and Medicaid overpayments in certain circumstances, which could adversely affect our cash flow.

Self-Referral and Anti-Kickback Legislation

The Stark Law: The Social Security Act includes a provision commonly known as the "Stark Law." This law prohibits physicians from referring Medicare and Medicaid patients to entities with which they or any of their immediate family members have a financial relationship, unless an exception is met. These types of referrals are known as "self-referrals." Sanctions for violating the Stark Law include civil penalties up to $15,000 for each violation, up to $100,000 for sham arrangements, up to $10,000 for each day an entity fails to report required information and exclusion from the federal health care programs. There are a number of exceptions to the self-referral prohibition, including an exception for a physician's ownership interest in an entire hospital as opposed to an ownership interest in a hospital department unit, service or subpart. However, federal laws and regulations now limit the ability of hospitals relying on this exception to expand aggregate physician ownership interest or to expand certain hospital facilities. This recent regulation also places a number of compliance requirements on physician-owned hospitals related to reporting of ownership interest. There are also exceptions for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements that adhere to certain enumerated requirements.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Nonetheless, because the law in this area is complex and constantly evolving, there can be no assurance that federal regulatory authorities will not determine that any of our arrangements with physicians violate the Stark Law.

Anti-kickback Statute: A provision of the Social Security Act known as the "anti-kickback statute" prohibits healthcare providers and others from directly or indirectly soliciting, receiving, offering or paying money or other remuneration to other individuals and entities in return for using, referring, ordering, recommending or arranging for such referrals or orders of services or other items covered by a federal or state health care program. However, recent changes to the anti-kickback statute have reduced the intent required for violation; one is no longer required to "have actual knowledge or specific intent to commit a violation of" the anti-kickback statute in order to be found in violation of such law.

The anti-kickback statute contains certain exceptions, and the Office of the Inspector General of the Department of Health and Human Services ("OIG") has issued regulations that provide for "safe harbors," from the federal anti-kickback statute for various activities. These activities, which must meet certain requirements, include (but are not limited to) the following: investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, group purchasing organizations, waiver of beneficiary coinsurance and deductible amounts, managed care arrangements, obstetrical malpractice insurance subsidies, investments in group practices, freestanding surgery centers, donation of technology for electronic health records and referral agreements for specialty services. The fact that conduct or a business arrangement does not fall within a safe harbor or exception does not automatically render the conduct or business arrangement illegal under the anti-kickback statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Although we believe that our arrangements with physicians and other referral sources have been structured to comply with current law and available interpretations, there can be no assurance that all arrangements comply with an available safe harbor or that regulatory authorities enforcing these laws will determine these financial arrangements do not violate the anti-kickback statute or other applicable laws. Violations of the anti-kickback statute may be punished by a criminal fine of up to $25,000 for each violation or imprisonment, however, under 18 U.S.C. Section 3571, this fine may be increased to $250,000 for individuals and $500,000 for organizations. Civil money penalties may include fines of up to $50,000 per violation and damages of up to three times the total amount of the remuneration and/or exclusion from participation in Medicare and Medicaid.

Similar State Laws: Many of the states in which we operate have adopted laws that prohibit payments to physicians in exchange for referrals similar to the anti-kickback statute and the Stark Law, some of which apply regardless of the source of payment for care. These statutes typically provide criminal and civil penalties as well as loss of licensure. In many instances, the state statutes provide that any arrangement falling in a federal safe harbor will be immune from scrutiny under the state statutes. However, in most cases, little precedent exists for the interpretation or enforcement of these state laws.

These laws and regulations are extremely complex and, in many cases, we don't have the benefit of regulatory or judicial interpretation. It is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws, or the public announcement that we are being investigated for possible violations of one or more of these laws (see "Legal Proceedings"), could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be.

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state health care programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

Federal False Claims Act and Similar State Regulations: A current trend affecting the health care industry is the increased use of the federal False Claims Act, and, in particular, actions being brought by individuals on the government's behalf under the False Claims Act's qui tam, or whistleblower, provisions. Whistleblower provisions allow private individuals to bring actions on behalf of the government by alleging that the defendant has defrauded the Federal government.

When a defendant is determined by a court of law to have violated the False Claims Act, the defendant may be liable for up to three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability often arises when an entity knowingly submits a false claim for reimbursement to the federal government. The Fraud Enforcement and Recovery Act of 2009 ("FERA") has expanded the number of actions for which liability may attach under the False Claims Act, eliminating requirements that false claims be presented to federal officials or directly involve federal funds. FERA also clarifies that a false claim violation occurs upon the knowing retention, as well as the receipt, of overpayments. In addition, recent changes to the anti-kickback statute have made violations of that law punishable under the civil False Claims Act. Further, a number of states have adopted their own false claims provisions as well as their own whistleblower provisions whereby a private party may file a civil lawsuit on behalf of the state in state court. Recent changes to the False Claims Act require that federal healthcare program overpayments be returned within 60 days from the date the overpayment was identified, or by the date any corresponding cost report was due, whichever is later. Failure to return an overpayment within this period may result in additional civil False Claims Act liability.

Other Fraud and Abuse Provisions: The Social Security Act also imposes criminal and civil penalties for submitting false claims to Medicare and Medicaid. False claims include, but are not limited to, billing for services not rendered, billing for services without prescribed documentation, misrepresenting actual services rendered in order to obtain higher reimbursement and cost report fraud. Like the anti-kickback statute, these provisions are very broad.

Further, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal provisions for health care fraud offenses that apply to all health benefit programs, whether or not payments under such programs are paid pursuant to federal programs. HIPAA also introduced enforcement mechanisms to prevent fraud and abuse in Medicare. There are civil penalties for prohibited conduct, including, but not limited to billing for medically unnecessary products or services.

HIPAA Administrative Simplification and Privacy Requirements: The administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), require the use of uniform electronic data transmission standards for health care claims and payment transactions submitted or received electronically. These provisions are intended to encourage electronic commerce in the health care industry. HIPAA also established federal rules protecting the privacy and security of personal health information. The privacy and security regulations address the use and disclosure of individual health care information and the rights of patients to understand and control how such information is used and disclosed. Violations of HIPAA can result in both criminal and civil fines and penalties.

We believe that we are in material compliance with the privacy regulations of HIPAA, as we continue to develop training and revise procedures to address ongoing compliance. The HIPAA security regulations require health care providers to implement administrative, physical and technical safeguards to protect the confidentiality, integrity and availability of patient information. HITECH has since strengthened certain HIPAA rules regarding the use and disclosure of protected health information, extended certain HIPAA provisions to business associates, and created new security breach notification requirements. HITECH has also extended the ability to impose civil money penalties on providers not knowing that a HIPAA violation has occurred. We believe that we have been in substantial compliance with HIPAA and HITECH requirements to date. Recent changes to the HIPAA regulations may result in greater compliance requirements for healthcare providers, including expanded obligations to report breaches of unsecured patient data, as well as create new liabilities for the actions of parties acting as business associates on our behalf.

Red Flags Rule: In addition, the Federal Trade Commission ("FTC") Red Flags Rule requires financial institutions and businesses maintaining accounts to address the risk of identity theft. The Red Flag Program Clarification Act of 2010, signed on December 18, 2010, appears to exclude certain healthcare providers from the Red Flags Rule, but permits the FTC or relevant agencies to designate additional creditors subject to the Red Flags Rule through future rulemaking if the agencies determine that the person in question maintains accounts subject to foreseeable risk of identity theft. Compliance with any such future rulemaking may require additional expenditures in the future.

Patient Safety and Quality Improvement Act of 2005: On July 29, 2005, the Patient Safety and Quality Improvement Act of 2005 was enacted, which has the goal of reducing medical errors and increasing patient safety. This legislation establishes a confidential reporting structure in which providers can voluntarily report "Patient Safety Work Product" ("PSWP") to "Patient Safety Organizations" ("PSOs"). Under the system, PSWP is made privileged, confidential and legally protected from disclosure. PSWP does not include medical, discharge or billing records or any other original patient or provider records but does include information gathered specifically in connection with the reporting of medical errors and improving patient safety. This legislation does not preempt state or federal mandatory disclosure laws concerning information that does not constitute PSWP. PSOs are certified by the Secretary of the HHS for three-year periods and analyze PSWP, provide feedback to providers and may report non-identifiable PSWP to a database. In addition, PSOs are expected to generate patient safety improvement strategies.

Environmental Regulations: Our healthcare operations generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Infectious waste generators, including hospitals, face substantial penalties for improper disposal of medical waste, including civil penalties of up to $25,000 per day of noncompliance, criminal penalties of up to $50,000 per day, imprisonment, and remedial costs. In addition, our operations, as well as our purchases and sales of facilities are subject to various other environmental laws, rules and regulations. We believe that our disposal of such wastes is in material compliance with all state and federal laws.

Corporate Practice of Medicine: Several states, including Florida, Nevada, California and Texas, have laws and/or regulations that prohibit corporations and other entities from employing physicians and practicing medicine for a profit or that prohibit certain direct and indirect payments or fee-splitting arrangements between health care providers that are designed to induce or encourage the referral of patients to, or the recommendation of, particular providers for medical products and services. Possible sanctions for violation of these restrictions include loss of license and civil and criminal penalties. In addition, agreements between the corporation and the physician may be considered void and unenforceable. These statutes and/or regulations vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. We do not expect these state corporate practice of medicine proscriptions to significantly affect our operations. Many states have laws and regulations which prohibit payments for referral of patients and fee-splitting with physicians. We do not make any such payments or have any such arrangements.

EMTALA: All of our hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law generally requires hospitals that are certified providers under Medicare to conduct a medical screening examination of every person who visits the hospital's emergency room for treatment and, if the patient is suffering from a medical emergency, to either stabilize the patient's condition or transfer the patient to a facility that can better handle the condition. Our obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from participation in the Medicare program. In addition to any liabilities that a hospital may incur under EMTALA, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against the hospital unrelated to the rights granted under that statute.

The federal government broadly interprets EMTALA to cover situations in which patients do not actually present to a hospital's emergency room, but present for emergency examination or treatment to the hospital's campus, generally, or to a hospital-based clinic that treats emergency medical conditions or are transported in a hospital-owned ambulance, subject to certain exceptions. EMTALA does not generally apply to patients admitted for inpatient services; however, CMS has recently sought industry comments on the potential applicability of EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively. CMS has not yet issued regulations or guidance in response to that request for comments. The government also has expressed its intent to investigate and enforce EMTALA violations actively in the future. We believe that we operate in substantial compliance with EMTALA.

Health Care Industry Investigations: We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to various government investigations and litigation. Please see *Item 3. Legal Proceedings* included herein for additional disclosure. In addition, currently, and from time to time, some of our facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services.

We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, no assurance can be given that we will not be subjected to inquiries or actions, or that we will not be faced with sanctions, fines or penalties in connection with the investigations. Even if we were to ultimately prevail, the government's inquiry and/or action in connection with these matters could have a material adverse effect on our future operating results.

Our substantial Medicare, Medicaid and other governmental billings may result in heightened scrutiny of our operations. It is possible that governmental entities could initiate additional investigations or litigation in the future and that such matters could result in significant penalties as well as adverse publicity. It is also possible that our executives and/or managers could be included as targets or witnesses in governmental investigations or litigation and/or named as defendants in private litigation.

Revenue Rulings 98-15 and 2004-51: In March 1998 and May 2004, the IRS issued guidance regarding the tax consequences of joint ventures between for-profit and not-for-profit hospitals. As a result of the tax rulings, the IRS has proposed, and may in the future propose, to revoke the tax-exempt or public charity status of certain not-for-profit entities which participate in such joint ventures or to treat joint venture income as unrelated business taxable income to them. The tax rulings have limited development of joint ventures and any adverse determination by the IRS or the courts regarding the tax-exempt or public charity status of a not-for-profit partner or the characterization of joint venture income as unrelated business taxable income could further limit joint venture development with not-for-profit hospitals, and/or require the restructuring of certain existing joint ventures with not-for-profits.

State Rate Review: Some states where we operate hospitals have adopted legislation mandating rate or budget review for hospitals or have adopted taxes on hospital revenues, assessments or licensure fees to fund indigent health care within the state. In the aggregate, state rate reviews and indigent tax provisions have not materially, adversely affected our results of operations.

Medical Malpractice Tort Law Reform: Medical malpractice tort law has historically been maintained at the state level. All states have laws governing medical liability lawsuits. Over half of the states have limits on damages awards. Almost all states have eliminated joint and several liability in malpractice lawsuits, and many states have established limits on attorney fees. Many states had bills introduced in their legislative sessions to address medical malpractice tort reform. Proposed solutions include enacting limits on non-economic damages, malpractice insurance reform, and gathering lawsuit claims data from malpractice insurance companies and the courts for the purpose of assessing the connection between malpractice settlements and premium rates. Reform legislation has also been proposed, but not adopted, at the federal level that could preempt additional state legislation in this area.

Compliance Program: Our company-wide compliance program has been in place since 1998. Currently, the program's elements include a Code of Conduct, risk area specific policies and procedures, employee education and training, an internal system for reporting concerns, auditing and monitoring programs, and a means for enforcing the program's policies.

Since its initial adoption, the compliance program continues to be expanded and developed to meet the industry's expectations and our needs. Specific written policies, procedures, training and educational materials and programs, as well as auditing and monitoring activities have been prepared and implemented to address the functional and operational aspects of our business. Specific areas identified through regulatory interpretation and enforcement activities have also been addressed in our program. Claims preparation and submission, including coding, billing, and cost reports, comprise the bulk of these areas. Financial arrangements with physicians and other referral sources, including compliance with anti-kickback and Stark laws and emergency department treatment and transfer requirements are also the focus of policy and training, standardized documentation requirements, and review and audit.

Medical Staff and Employees

Our facilities had approximately 65,100 employees on December 31, 2012, of whom approximately 46,000 were employed full-time. Our hospitals are staffed by licensed physicians who have been admitted to the medical staff of individual hospitals. In a number of our markets, physicians may have admitting privileges at other hospitals in addition to ours. Within our acute care division, approximately 120 physicians are employed by physician practice management subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Members of the medical staffs of our hospitals also serve on the medical staffs of hospitals not owned by us and may terminate their affiliation with our hospitals at any time. In addition, within our behavioral health division, approximately 360 psychiatrists are employed by subsidiaries of ours either directly or through contracts with affiliated group practices structured as 501A corporations. Each of our hospitals is managed on a day-to-day basis by a managing director employed by a subsidiary of ours. In addition, a Board of Governors, including members of the hospital's medical staff, governs the medical, professional and ethical practices at each hospital.

Approximately 1,500 of our employees at five of our hospitals are unionized. At Valley Hospital Medical Center, unionized employees belong to the Culinary Workers and Bartenders Union, the International Union of Operating Engineers and the Service Employees International Union ("SEIU"). Nurses and technicians at Desert Springs Hospital are represented by the SEIU. At The George Washington University Hospital, unionized employees are represented by the SEIU or the Hospital Police Association. Registered Nurses, Licensed Practical Nurses, certain technicians and therapists, pharmacy assistants, and some clerical employees at HRI Hospital in Boston are represented by the SEIU. At Brooke Glen Behavioral Hospital, unionized employees are represented by the Teamsters and the Northwestern Nurses Association/Pennsylvania Association of Staff Nurses and Allied Professionals. A union representation election was recently held at Corona Regional Medical Center ("Corona") for the nursing staff. A majority of those who cast ballots voted to be represented by the United Nurses

Associations of California/Union of Health Care Professionals (UNAC/UHCP). Corona timely filed objections to the election and the results have not yet been certified. The National Labor Relations Board is currently investigating those objections. We believe that our relations with our employees are satisfactory.

Competition

The health care industry is highly competitive. In recent years, competition among healthcare providers for patients has intensified in the United States due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures and a shift toward outpatient treatment. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. In addition, some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sale and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than us. Certain hospitals that are located in the areas served by our facilities are specialty or large hospitals that provide medical, surgical and behavioral health services, facilities and equipment that are not available at our hospitals. The increase in outpatient treatment and diagnostic facilities, outpatient surgical centers and freestanding ambulatory surgical also increases competition for us.

The number and quality of the physicians on a hospital's staff are important factors in determining a hospital's success and competitive advantage. Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. We believe that physicians refer patients to a hospital primarily on the basis of the patient's needs, the quality of other physicians on the medical staff, the location of the hospital and the breadth and scope of services offered at the hospital's facilities. We strive to retain and attract qualified doctors by maintaining high ethical and professional standards and providing adequate support personnel, technologically advanced equipment and facilities that meet the needs of those physicians.

In addition, we depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other health care professionals. We compete with other health care providers in recruiting and retaining qualified hospital management, nurses and other medical personnel. Our acute care and behavioral health care facilities are experiencing the effects of a shortage of skilled nursing staff nationwide, which has caused and may continue to cause an increase in salaries, wages and benefits expense in excess of the inflation rate. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may by required to limit the healthcare services provided in these markets which would have a corresponding adverse effect on our net operating revenues.

Many states in which we operate hospitals have CON laws. The application process for approval of additional covered services, new facilities, changes in operations and capital expenditures is, therefore, highly competitive in these states. In those states that do not have CON laws or which set relatively high levels of expenditures before they become reviewable by state authorities, competition in the form of new services, facilities and capital spending is more prevalent. See "Regulation and Other Factors."

Our ability to negotiate favorable service contracts with purchasers of group health care services also affects our competitive position and significantly affects the revenues and operating results of our hospitals. Managed care plans attempt to direct and control the use of hospital services and to demand that we accept lower rates of payment. In addition, employers and traditional health insurers are increasingly interested in containing costs through negotiations with hospitals for managed care programs and discounts from established charges. In return, hospitals secure commitments for a larger number of potential patients. Generally, hospitals compete for service contracts with group health care service purchasers on the basis of price, market reputation, geographic location, quality and range of services, quality of the medical staff and convenience. The importance of obtaining contracts with managed care organizations varies from market to market depending on the market strength of such organizations.

A key element of our growth strategy is expansion through the acquisition of additional hospitals in select markets. The competition to acquire hospitals is significant. We face competition for acquisition candidates primarily from other for-profit health care companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. We intend to selectively seek opportunities to expand our base of operations by adhering to our disciplined program of rational growth, but may not be successful in accomplishing acquisitions on favorable terms.

Relationship with Universal Health Realty Income Trust

At December 31, 2012, we held approximately 6.2% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $2.1 million during 2012, $2.0 million during 2011 and $1.8 million during 2010.

Our pre-tax share of income from the Trust was $1.2 million during 2012, $4.6 million during 2011 and $1.0 million during 2010, and is included in net revenues in the accompanying consolidated statements of income for each year. Included in our share of the Trust's income for 2011 was approximately $3.7 million related to our share of the following: (i) an aggregate gain realized by the Trust during 2011 in connection with the sale of medical office buildings by various limited liability companies ("LLCs") in which the Trust formerly held noncontrolling, majority ownership interests; (ii) an aggregate gain recorded by the Trust during 2011 in connection with its purchases of third-party minority ownership interests in various LLCs in which the Trust formerly held noncontrolling majority ownership interests (the Trust now owns 100% of each of these entities), partially offset by; (iii) a provision for asset impairment recorded by the Trust during 2011 in connection with a medical office building located in Atlanta, Georgia.

The carrying value of our investment in the Trust was $9.3 million and $9.9 million at December 31, 2012 and 2011, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $39.9 million at December 31, 2012 and $30.7 million at December 31, 2011, based on the closing price of the Trust's stock on the respective dates.

Total rent expense under the operating leases on the four hospital facilities with the Trust (as discussed below) was $16.3 million during each of 2012 and 2011 and $16.2 million during 2010. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds either 100% of the ownership interest or various noncontrolling, majority ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term.

In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at their appraised fair market value as well as purchase any or all of the four leased hospital properties at their appraised fair market value upon one month's notice should a change of control of the Trust occur.

The table below details the renewal options and terms for each of our four hospital facilities leased from the Trust, giving effect to the above-mentioned renewals:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2016	15(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2016	15(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,648,000	December, 2016	15(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) We have three 5-year renewal options at existing lease rates (through 2031).

(b) We have one 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

Executive Officers of the Registrant

The executive officers, whose terms will expire at such time as their successors are elected, are as follows:

Name and Age	Present Position with the Company
Alan B. Miller (75)	Chairman of the Board and Chief Executive Officer
Marc D. Miller (42)	President and Director
Steve G. Filton (55)	Senior Vice President, Chief Financial Officer and Secretary
Debra K. Osteen (57)	Senior Vice President, President of Behavioral Health Care Division
Marvin G. Pember (59)	Senior Vice President, President of Acute Care Division

Mr. Alan B. Miller has been Chairman of the Board and Chief Executive Officer since inception and also served as President from inception until May, 2009. Prior thereto, he was President, Chairman of the Board and Chief Executive Officer of American Medicorp, Inc. He currently serves as Chairman of the Board, Chief Executive Officer and President of Universal Health Realty Income Trust. He is the father of Marc D. Miller, President and Director.

Mr. Marc D. Miller was elected President in May, 2009 and prior thereto served as Senior Vice President and co-head of our Acute Care Hospitals since 2007. He was elected a Director in May, 2006 and Vice President in 2005. He has served in various capacities related to our acute care division since 2000. He was elected to the Board of Trustees of Universal Health Realty Income Trust in December, 2008. He is the son of Alan B. Miller, our Chairman of the Board and Chief Executive Officer.

Mr. Filton was elected Senior Vice President and Chief Financial Officer in 2003 and he was elected Secretary in 1999. He had served as Vice President and Controller since 1991 and Director of Corporate Accounting since 1985.

Ms. Osteen was elected Senior Vice President in 2005 and serves as President of our Behavioral Health Care Division. She was elected Vice President in 2000 and has served in various capacities related to our Behavioral Health Care facilities since 1984.

Mr. Pember commenced employment with us in August, 2011 and serves as President of our Acute Care Division. He was formerly employed for 12 years at Indiana University Health, Inc. (formerly known as Clarian Health Partners, Inc.), a nonprofit hospital system that operates multiple facilities in Indiana, where he served as Executive Vice President and Chief Financial Officer.

ITEM 1A. ***Risk Factors***

We are subject to numerous known and unknown risks, many of which are described below and elsewhere in this Annual Report. Any of the events described below could have a material adverse effect on our business, financial condition and results of operations. Additional risks and uncertainties that we are not aware of, or that we currently deem to be immaterial, could also impact our business and results of operations.

A significant portion of our revenue is produced by facilities located in Nevada, Texas and California.

Nevada: We own 6 acute care hospitals and 4 behavioral healthcare facilities as listed in *Item 2. Properties* (we owned two additional behavioral health facilities which were acquired by us from PSI in November, 2010 before the facilities were divested during the third and fourth quarters of 2011 pursuant to our agreement with the Federal Trade Commission, as discussed herein). On a combined basis, these facilities contributed 16% in 2012, 17% in 2011 and 21% in 2010 of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 8% in 2012, 11% in 2011 and 15% in 2010 of our income from operations after net income attributable to noncontrolling interest.

Texas: We own 7 acute care hospitals and 21 behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 18% in 2012, 18% in 2011 and 20% in 2010 of our consolidated net revenues. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 12% in 2012, 14% in 2011 and 15% in 2010 of our income from operations after net income attributable to noncontrolling interest.

California: We own 4 acute care hospitals and 6 behavioral healthcare facilities as listed in *Item 2. Properties*. On a combined basis, these facilities contributed 10% of our consolidated net revenues during each of 2012, 2011 and 2010. On a combined basis, after deducting an allocation for corporate overhead expense, these facilities generated 6% in 2012, 5% in 2011 and 4% in 2010 of our income from operations after net income attributable to noncontrolling interest.

The significant portion of our revenues and earnings derived from these facilities makes us particularly sensitive to legislative, regulatory, economic, environmental and competition changes in Nevada, Texas and California. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these states could have a disproportionate effect on our overall business results.

Our revenues and results of operations are significantly affected by payments received from the government and other third party payors.

We derive a significant portion of our revenue from third-party payors, including the Medicare and Medicaid programs. Changes in these government programs in recent years have resulted in limitations on reimbursement and, in some cases, reduced levels of reimbursement for healthcare services. Payments from federal and state government programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review, and federal and state funding restrictions, all of which could materially increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to facilities. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal and state governments as a result of, among other things, the substantial deterioration in general economic conditions and the funding requirements from the federal healthcare reform legislation, may affect the availability of taxpayer funds for Medicare and Medicaid programs. If the rates paid or the scope of services covered by government payors are reduced, there could be a material adverse effect on our business, financial position and results of operations.

We receive Medicaid revenues in excess of $90 million annually from each of Texas, Pennsylvania, Washington, D.C., Virginia, Illinois and Massachusetts, making us particularly sensitive to reductions in Medicaid and other state based revenue programs (which have been implemented in various forms with respect to our areas of operation in the respective 2013 state fiscal years) as well as regulatory, economic, environmental and competitive changes in those states. In the states in which we operate, based upon the state budgets for the 2012 fiscal year (which generally began at various times during the second half of 2011), we estimate that, on a blended basis, our aggregate Medicaid rates have been reduced by approximately 3% to 4% (or approximately $45 million to $55 million annually) from the average rates in effect during the states' 2011 fiscal years (which generally ended during the third quarter of 2011). Our consolidated results of operations during 2012 and 2011 include the pro rata portion of these Medicaid rate reductions. Based upon the state budgets for the 2013 fiscal year (which generally began at various times during the second half of 2012), we estimate that, on a blended basis, our aggregate Medicaid rates will be reduced by approximately 1% (or approximately $15 million annually) from the average rates in effect during the states' 2012 fiscal years (which generally ended during the third quarter of 2012). We can provide no assurance that further reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

In addition to changes in government reimbursement programs, our ability to negotiate favorable contracts with private payors, including managed care providers, significantly affects the revenues and operating results of our hospitals. Private payors, including managed care providers, increasingly are demanding that we accept lower rates of payment.

We expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

A worsening of the economic and employment conditions in the United States could materially affect our business and future results of operations.

Our patient volumes, revenues and financial results depend significantly on the universe of patients with health insurance, which to a large extent is dependent on the employment status of individuals in our markets. A continuation or worsening of economic conditions may result in a continued high unemployment rate which will likely increase the number of individuals without health insurance. As a result, our facilities may experience a decrease in patient volumes, particularly in less intense, more elective service lines, or a significant increase in services provided to uninsured patients. These factors could have a material unfavorable impact on our future patient volumes, revenues and operating results.

Our patient revenues and payor mix during the last few years were adversely affected by economic conditions, particularly in certain markets, such as Nevada, Texas and California, where a significant portion of our revenues are concentrated and unemployment rates remain high. In our acute care business, we experienced net revenue pressures caused primarily by declining commercial payor utilization and an increase in the number of uninsured and underinsured patients treated at our facilities. We can provide no assurance that these trends will not continue. During 2012, our revenues and payor mix within our acute care operations have been volatile making it difficult to predict the results for 2013 or thereafter.

In addition, we recorded approximately $2.37 billion of aggregate goodwill as a result of our acquisition of PSI in November, 2010 and Ascend in October, 2012, and, as of December 31, 2012, we had approximately $3.04 billion of goodwill recorded on our consolidated balance sheet. Should the revenues and financial results of our acute care and/or behavioral health care facilities be materially, unfavorably impacted due to, among other things, a worsening of the economic and employment conditions in the United States that could negatively impact our patient volumes and reimbursement rates, a continued rise in the unemployment rate and continued increases in the number of uninsured patients treated at our facilities, we may incur future charges to recognize impairment in the carrying value of our goodwill and other intangible assets, which could have a material adverse effect on our financial results.

Reductions or changes in Medicare funding could have a material adverse effect on our future results of operations.

On January 3, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012 (the "2012 Act"). The 2012 Act postponed for two months sequestration cuts mandated under the Budget Control Act of 2011. The postponed sequestration cuts include a 2% annual reduction over ten years in Medicare spending to providers. Medicaid is exempt from sequestration. The 2012 Act provides a one-year fix to statutory reductions in physician reimbursement and extends other Medicare provisions. In order to offset the cost of these extensions, the 2012 Act reduces payments to other providers totaling almost $26 billion over ten years. Approximately half of those funds will come from reductions in Medicare reimbursement to hospitals. Please see *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, Sources of Revenue-Medicare*, for additional disclosure.

The 2012 Act includes a document and coding ("DCI") adjustment and a reduction in Medicaid DSH payments. Expected to save $10.5 billion over 10 years, the DCI adjustment decreases projected Medicare hospital payments for inpatient and overnight care through a downward adjustment in annual base payment increases. These reductions are meant to recoup what Medicare authorities consider to be "overpayments" to hospitals that occurred as a result of the transition to Medicare Severity Diagnosis Related Groups. The reduction in Medicaid DSH payments is expected to save $4.2 billion over 10 years. This provision extends the changes regarding DSH payments established by the Legislation and determines future allotments off of the rebased level.

We are subject to uncertainties regarding health care reform.

On March 23, 2010, President Obama signed into law the Patient Protection and Affordable Care Act (the "PPACA"). The Healthcare and Education Reconciliation Act of 2010 (the "Reconciliation Act"), which contains a number of amendments to the PPACA, was signed into law on March 30, 2010. Two primary goals of the PPACA, combined with the Reconciliation Act (collectively referred to as the "Legislation"), are to provide for increased access to coverage for healthcare and to reduce healthcare-related expenses.

Although it is expected that as a result of the Legislation there may be a reduction in uninsured patients, which should reduce our expense from uncollectible accounts receivable, the Legislation makes a number of other changes to Medicare and Medicaid which we believe may have an adverse impact on us. The Legislation revises reimbursement under the Medicare and Medicaid programs to emphasize the efficient delivery of high quality care and contains a number of incentives and penalties under these programs to achieve these goals. The Legislation provides for decreases in the annual market basket update for federal fiscal years 2010 through 2019, a productivity offset to the market basket update beginning October 1, 2011 for Medicare Part B reimbursable items and services and beginning October 1, 2012 for Medicare inpatient hospital services. The Legislation will reduce Medicare and Medicaid disproportionate share hospital payments ("DSH") beginning in 2014, which would adversely impact the reimbursement we receive under these programs. The Legislation implements a value-based purchasing program, which will reward the delivery of efficient care. Conversely, certain facilities will receive reduced reimbursement for failing to meet quality parameters; such hospitals will include those with excessive readmission or hospital-acquired condition rates.

A recent U.S. Supreme Court ruling limited the federal government's ability to expand health insurance coverage by holding unconstitutional sections of the Legislation that sought to withdraw federal funding for state noncompliance with certain Medicaid coverage requirements. Pursuant to that decision, the federal government may not penalize states that choose not to participate in the Medicaid expansion program by reducing their existing Medicaid funding. Therefore, states can choose to accept or not to participate without risking the loss of federal Medicaid funding. As a result, it remains unclear whether states will adopt Legislation Medicaid expansion provisions without the threat of loss of federal funding.

The various provisions in the Legislation that directly or indirectly affect Medicare and Medicaid reimbursement are scheduled to take effect over a number of years. The impact of the Legislation on healthcare providers will be subject to implementing regulations, interpretive guidance and possible future legislation. Certain Legislation provisions, such as those creating the Medicare Shared Savings Program and the Independent Payment Advisory Board, create uncertainty in how healthcare may be reimbursed by federal programs in the future. Thus, we cannot predict the impact of the Legislation on our future reimbursement at this time and we can provide no assurance that the Legislation will not have a material adverse effect on our future results of operations.

The Legislation also contains provisions aimed at reducing fraud and abuse in healthcare. The Legislation amends several existing laws, including the federal Anti-Kickback Statute and the False Claims Act, making it easier for government agencies and private plaintiffs to prevail in lawsuits brought against healthcare providers. While Congress had previously revised the intent requirement of the Anti-Kickback Statute to provide that a person is not required to "have actual knowledge or specific intent to commit a violation of" the Anti-Kickback Statute in order to be found in violation of such law, the Legislation also provides that any claims for items or services that violate the Anti-Kickback Statute are also considered false claims for purposes of the federal civil False Claims Act. The Legislation provides that a healthcare provider that retains an overpayment in excess of 60 days is subject to the federal civil False Claims Act, although final regulations implementing this statutory requirement remain pending. The Legislation also expands the Recovery Audit Contractor program to Medicaid. These amendments also make it easier for severe fines and penalties to be imposed on healthcare providers that violate applicable laws and regulations.

We have partnered with local physicians in the ownership of certain of our facilities. These investments have been permitted under an exception to the physician self-referral law. The Legislation permits existing physician investments in a hospital to continue under a "grandfather" clause if the arrangement satisfies certain requirements and restrictions, but physicians are prohibited from increasing the aggregate percentage of their ownership in the hospital. The Legislation also imposes certain compliance and disclosure requirements upon existing physician-owned hospitals and restricts the ability of physician-owned hospitals to expand the capacity of their facilities.

The impact of the Legislation on each of our hospitals may vary. Because Legislation provisions are effective at various times over the next several years, we anticipate that many of the provisions in the Legislation may be subject to further revision. We cannot predict the impact the Legislation may have on our business, results of operations, cash flow, capital resources and liquidity, or whether we will be able to successfully adapt to the changes required by the Legislation.

We are required to treat patients with emergency medical conditions regardless of ability to pay.

In accordance with our internal policies and procedures, as well as the Emergency Medical Treatment and Active Labor Act, or EMTALA, we provide a medical screening examination to any individual who comes to one of our hospitals while in active labor and/or seeking medical treatment (whether or not such individual is eligible for insurance benefits and regardless of ability to pay) to determine if such individual has an emergency medical condition. If it is determined that such person has an emergency medical condition, we provide such further medical examination and treatment as is required to stabilize the patient's medical condition, within the facility's capability, or arrange for transfer of such individual to another medical facility in accordance with applicable law and the treating hospital's written procedures. Our obligations under EMTALA may increase substantially going forward; CMS has sought stakeholder comments concerning the potential applicability of

EMTALA to hospital inpatients and the responsibilities of hospitals with specialized capabilities, respectively, but has yet to issue further guidance in response to that request. If the number of indigent and charity care patients with emergency medical conditions we treat increases significantly, or if regulations expanding our obligations to inpatients under EMTALA is proposed and adopted, our results of operations will be harmed.

If we are not able to provide high quality medical care at a reasonable price, patients may choose to receive their health care from our competitors.

In recent years, the number of quality measures that hospitals are required to report publicly has increased. CMS publishes performance data related to quality measures and data on patient satisfaction surveys that hospitals submit in connection with the Medicare program. Federal law provides for the future expansion of the number of quality measures that must be reported. Additionally, the Legislation requires all hospitals to annually establish, update and make public a list of their standard charges for products and services. If any of our hospitals achieve poor results on the quality measures or patient satisfaction surveys (or results that are lower than our competitors) or if our standard charges are higher than our competitors, our patient volume could decline because patients may elect to use competing hospitals or other health care providers that have better metrics and pricing. This circumstance could harm our business and results of operations.

An increase in uninsured and underinsured patients in our acute care facilities or the deterioration in the collectability of the accounts of such patients could harm our results of operations.

Collection of receivables from third-party payors and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill that is the patient's responsibility, which primarily includes co-payments and deductibles. However, we also have substantial receivables due to us as of December 31, 2012 (a significant portion of which is past due) from certain state-based funding programs, most particularly Illinois. We estimate our provisions for doubtful accounts based on general factors such as payor mix, the agings of the receivables, historical collection experience and assessment of probability of future collections. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions that might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. Significant changes in business office operations, payor mix, economic conditions or trends in federal and state governmental health coverage could affect our collection of accounts receivable, cash flow and results of operations. If we experience unexpected increases in the growth of uninsured and underinsured patients or in bad debt expenses, our results of operations will be harmed.

Our hospitals face competition for patients from other hospitals and health care providers.

The healthcare industry is highly competitive, and competition among hospitals, and other healthcare providers for patients and physicians has intensified in recent years. In all of the geographical areas in which we operate, there are other hospitals that provide services comparable to those offered by our hospitals. Some of our competitors include hospitals that are owned by tax-supported governmental agencies or by nonprofit corporations and may be supported by endowments and charitable contributions and exempt from property, sales and income taxes. Such exemptions and support are not available to us.

In some markets, certain of our competitors may have greater financial resources, be better equipped and offer a broader range of services than we. The number of inpatient facilities, as well as outpatient surgical and diagnostic centers, many of which are fully or partially owned by physicians, in the geographic areas in which we operate has increased significantly. As a result, most of our hospitals operate in an increasingly competitive environment.

If our competitors are better able to attract patients, recruit physicians and other healthcare professionals, expand services or obtain favorable managed care contracts at their facilities, we may experience a decline in patient volume and our business may be harmed.

Our performance depends on our ability to recruit and retain quality physicians.

Typically, physicians are responsible for making hospital admissions decisions and for directing the course of patient treatment. As a result, the success and competitive advantage of our hospitals depends, in part, on the number and quality of the physicians on the medical staffs of our hospitals, the admitting practices of those physicians and our maintenance of good relations with those physicians. Physicians generally are not employees of our hospitals, and, in a number of our markets, physicians have admitting privileges at other hospitals in addition to our hospitals. They may terminate their affiliation with us at any time. If we are unable to provide high ethical and professional standards, adequate support personnel and technologically advanced equipment and facilities that meet the needs of those physicians, they may be discouraged from referring patients to our facilities and our results of operations may decline.

It may become difficult for us to attract and retain an adequate number of physicians to practice in certain of the non-urban communities in which our hospitals are located. Our failure to recruit physicians to these communities or the loss of physicians in these communities could make it more difficult to attract patients to our hospitals and thereby may have a material adverse effect on our business, financial condition and results of operations.

Generally, the top ten attending physicians within each of our facilities represent a large share of our inpatient revenues and admissions. The loss of one or more of these physicians, even if temporary, could cause a material reduction in our revenues, which could take significant time to replace given the difficulty and cost associated with recruiting and retaining physicians.

If we do not continually enhance our hospitals with the most recent technological advances in diagnostic and surgical equipment, our ability to maintain and expand our markets will be adversely affected.

The technology used in medical equipment and related devices is constantly evolving and, as a result, manufacturers and distributors continue to offer new and upgraded products to health care providers. To compete effectively, we must continually assess our equipment needs and upgrade when significant technological advances occur. If our facilities do not stay current with technological advances in the health care industry, patients may seek treatment from other providers and/or physicians may refer their patients to alternate sources, which could adversely affect our results of operations and harm our business.

If we fail to effectively and timely implement electronic health record systems, our operations could be harmed.

As required by HITECH, we are in the process of developing and implementing an incentive payment program for eligible hospitals and health care professionals that adopt and meaningfully use certified electronic health record technology. If our facilities or physicians are unable to meet the requirements for participation in the incentive payment program, we will not be eligible to receive incentive payments that could offset some of the costs of implementing an electronic health record system. Further, beginning in federal fiscal year 2015, eligible hospitals and professionals that fail to demonstrate meaningful use of certified electronic health record technology will be subject to reduced payments from Medicare. Any failure by us to effectively implement an electronic health record system in a timely manner could have an adverse effect on our results of operations.

Our performance depends on our ability to attract and retain qualified nurses and medical support staff and we face competition for staffing that may increase our labor costs and harm our results of operations.

We depend on the efforts, abilities, and experience of our medical support personnel, including our nurses, pharmacists and lab technicians and other healthcare professionals. We compete with other healthcare providers in recruiting and retaining qualified hospital management, nurses and other medical personnel.

The nationwide shortage of nurses and other medical support personnel has been a significant operating issue facing us and other healthcare providers. This shortage may require us to enhance wages and benefits to recruit and retain nurses and other medical support personnel or require us to hire expensive temporary personnel. In addition, in some markets like California, there are requirements to maintain specified nurse-staffing levels. To the extent we cannot meet those levels, we may be required to limit the healthcare services provided in these markets, which would have a corresponding adverse effect on our net operating revenues.

We cannot predict the degree to which we will be affected by the future availability or cost of attracting and retaining talented medical support staff. If our general labor and related expenses increase, we may not be able to raise our rates correspondingly. Our failure to either recruit and retain qualified hospital management, nurses and other medical support personnel or control our labor costs could harm our results of operations.

Increased labor union activity is another factor that could adversely affect our labor costs. Union organizing activities and certain potential changes in federal labor laws and regulations could increase the likelihood of employee unionization in the future, to the extent a greater portion of our employee base unionized, it is possible our labor costs could increase materially.

If we fail to comply with extensive laws and government regulations, we could suffer civil or criminal penalties or be required to make significant changes to our operations that could reduce our revenue and profitability.

The healthcare industry is required to comply with extensive and complex laws and regulations at the federal, state and local government levels relating to, among other things: hospital billing practices and prices for services; relationships with physicians and other referral sources; adequacy of medical care and quality of medical equipment and services; ownership of facilities; qualifications of medical and support personnel; confidentiality, maintenance, privacy and security issues associated with health-related information and patient medical records; the screening, stabilization and transfer of patients who have emergency medical conditions; certification, licensure and accreditation of our facilities; operating policies and procedures, and; construction or expansion of facilities and services.

Among these laws are the federal False Claims Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the federal anti-kickback statute and the provision of the Social Security Act commonly known as the "Stark Law." These laws, and particularly the anti-kickback statute and the Stark Law, impact the relationships that we may have with physicians and other referral sources. We have a variety of financial relationships with physicians who refer patients to our facilities, including employment contracts, leases and professional service agreements. We also provide financial incentives, including minimum revenue guarantees, to recruit physicians into communities served by our hospitals. The Office of the Inspector General of the Department of Health and Human Services, or OIG, has enacted safe harbor regulations that outline practices that are deemed protected from prosecution under the anti-kickback statute. A number of our current arrangements, including financial relationships with physicians and other referral sources, may not qualify for safe harbor protection under the anti-kickback statute. Failure to meet a safe harbor does not mean that the arrangement necessarily violates the anti-kickback statute, but may subject the arrangement to greater scrutiny. We cannot assure that practices that are outside of a safe harbor will not be found to violate the anti-kickback statute. CMS recently published a Medicare self-referral disclosure protocol, which is intended to allow providers to self-disclose actual or potential violations of the Stark law. Because there are only a few judicial decisions interpreting the Stark law, there can be no assurance that our hospitals will not be found in violation of the Stark law or that self-disclosure of a potential violation would result in reduced penalties.

Federal regulations issued under HIPAA contain provisions that require us to implement and, in the future, may require us to implement additional costly electronic media security systems and to adopt new business practices designed to protect the privacy and security of each of our patient's health and related financial information. Such privacy and security regulations impose extensive administrative, physical and technical requirements on us, restrict our use and disclosure of certain patient health and financial information, provide patients with rights with respect to their health information and require us to enter into contracts extending many of the privacy and security regulatory requirements to third parties that perform duties on our behalf. Additionally, recent changes to HIPAA regulations may result in greater compliance requirements, including obligations to report breaches of unsecured patient data, as well as create new liabilities for the actions of parties acting as business associates on our behalf.

These laws and regulations are extremely complex, and, in many cases, we do not have the benefit of regulatory or judicial interpretation. In the future, it is possible that different interpretations or enforcement of these laws and regulations could subject our current or past practices to allegations of impropriety or illegality or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. A determination that we have violated one or more of these laws (see *Item 3-Legal Proceedings*), or the public announcement that we are being investigated for possible violations of one or more of these laws, could have a material adverse effect on our business, financial condition or results of operations and our business reputation could suffer significantly. In addition, we cannot predict whether other legislation or regulations at the federal or state level will be adopted, what form such legislation or regulations may take or what their impact on us may be. See *Item 1 Business—Self-Referral and Anti-Kickback Legislation.*

If we are deemed to have failed to comply with the anti-kickback statute, the Stark Law or other applicable laws and regulations, we could be subjected to liabilities, including criminal penalties, civil penalties (including the loss of our licenses to operate one or more facilities), and exclusion of one or more facilities from participation in the Medicare, Medicaid and other federal and state healthcare programs. The imposition of such penalties could have a material adverse effect on our business, financial condition or results of operations.

We are subject to occupational health, safety and other similar regulations and failure to comply with such regulations could harm our business and results of operations.

We are subject to a wide variety of federal, state and local occupational health and safety laws and regulations. Regulatory requirements affecting us include, but are not limited to, those covering: (i) air and water quality control; (ii) occupational health and safety (e.g., standards regarding blood-borne pathogens and ergonomics, etc.); (iii) waste management; (iv) the handling of asbestos, polychlorinated biphenyls and radioactive substances; and (v) other hazardous materials. If we fail to comply with those standards, we may be subject to sanctions and penalties that could harm our business and results of operations.

We may be subject to liabilities from claims brought against our facilities.

We are subject to medical malpractice lawsuits, product liability lawsuits, class action lawsuits and other legal actions in the ordinary course of business. Some of these actions may involve large claims, as well as significant defense costs. We cannot predict the outcome of these lawsuits or the effect that findings in such lawsuits may have on us. All professional and general liability insurance we purchase is subject to policy limitations. We believe that, based on our past experience and actuarial estimates, our insurance coverage is adequate considering the claims arising from the operations of our hospitals. While we continuously monitor our coverage, our ultimate liability for professional and general liability claims could change materially from our current estimates. If such policy limitations should be partially or fully exhausted in the future, or payments of claims exceed our estimates or are not covered by our insurance, it could have a material adverse effect on our operations.

We may be subject to governmental investigations, regulatory actions and whistleblower lawsuits

The federal False Claims Act permits private parties to bring qui tam, or whistleblower, lawsuits against companies. Whistleblower provisions allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of whistleblower lawsuits that have been filed against providers has increased significantly in recent years. Because qui tam lawsuits are filed under seal, we could be named in one or more such lawsuits of which we are not aware. Please see *Item 3. Legal Proceedings* for disclosure of current related matters.

The failure of certain employers, or the closure of certain facilities, could have a disproportionate impact on our hospitals.

The economies in the non-urban communities in which our hospitals operate are often dependant on a small number of large employers. Those employers often provide income and health insurance for a disproportionately large number of community residents who may depend on our hospitals and other health care facilities for their care. The failure of one or more large employer or the closure or substantial reduction in the number of individuals employed at facilities located in or near the communities where our hospitals operate, could cause affected employees to move elsewhere to seek employment or lose insurance coverage that was otherwise available to them. The occurrence of these events could adversely affect our revenue and results of operations, thereby harming our business.

If any of our existing health care facilities lose their accreditation or any of our new facilities fail to receive accreditation, such facilities could become ineligible to receive reimbursement under Medicare or Medicaid.

The construction and operation of healthcare facilities are subject to extensive federal, state and local regulation relating to, among other things, the adequacy of medical care, equipment, personnel, operating policies and procedures, fire prevention, rate-setting and compliance with building codes and environmental protection. Additionally, such facilities are subject to periodic inspection by government authorities to assure their continued compliance with these various standards.

All of our hospitals are deemed certified, meaning that they are accredited, properly licensed under the relevant state laws and regulations and certified under the Medicare program. The effect of maintaining certified facilities is to allow such facilities to participate in the Medicare and Medicaid programs. We believe that all of our healthcare facilities are in material compliance with applicable federal, state, local and other relevant regulations and standards. However, should any of our healthcare facilities lose their deemed certified status and thereby lose certification under the Medicare or Medicaid programs, such facilities would be unable to receive reimbursement from either of those programs and our business could be materially adversely effected.

Our level of indebtedness that we incurred in connection with the acquisitions of PSI and Ascend could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from meeting our obligations under the agreements relating to our indebtedness.

Our level of indebtedness that we incurred in connection with the acquisitions of PSI and Ascend could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and could potentially prevent us from meeting our obligations under the agreements relating to our indebtedness.

As of December 31, 2012, our total debt was $3.73 billion and we had $600 million of unused borrowing capacity under our credit agreement and accounts receivable securitization facilities, after taking into account outstanding letters of credit.

Subject to the limits contained in the credit agreement governing our senior credit facility, the indenture that governs the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Our leverage could result in unfavorable impact on us, including the following:

- it may limit our ability to obtain additional debt or equity financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

- a substantial portion of our cash flows from operations will be dedicated to the payment of principal and interest on our indebtedness and will not be available for other purposes, including our operations, capital expenditures and future business opportunities;
- some of our borrowings, including borrowings under the credit facilities, are at variable rates of interest, exposing us to the risk of increased interest rates;
- it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage compared to our competitors that have less debt, and;
- we may be vulnerable in a downturn in general economic conditions or in our business, or we may be unable to carry out capital spending that is important to our operations.

Our growth strategy depends, in part, on acquisitions, and we may not be able to continue to acquire hospitals that meet our target criteria. We may also have difficulties acquiring hospitals from not-for-profit entities due to regulatory scrutiny.

Acquisitions of hospitals in select markets are a key element of our growth strategy. We face competition for acquisition candidates primarily from other for-profit healthcare companies, as well as from not-for-profit entities. Some of our competitors have greater resources than we do. Also, suitable acquisitions may not be accomplished due to unfavorable terms.

In addition, many states have enacted, or are considering enacting, laws that affect the conversion or sale of not-for-profit hospitals to for-profit entities. These laws generally require prior approval from the state attorney general, advance notification and community involvement. In addition, attorneys general in states without specific conversion legislation may exercise discretionary authority over such transactions. Although the level of government involvement varies from state to state, the trend is to provide for increased governmental review and, in some cases, approval of a transaction in which a not-for-profit entity sells a healthcare facility to a for-profit entity. The adoption of new or expanded conversion legislation, increased review of not-for-profit hospital conversions or our inability to effectively compete against other potential purchasers could make it more difficult for us to acquire additional hospitals, increase our acquisition costs or make it difficult for us to acquire hospitals that meet our target acquisition criteria, any of which could adversely affect our growth strategy and results of operations.

Further, the cost of an acquisition could result in a dilutive effect on our results of operations, depending on various factors, including the amount paid for the acquisition, the acquired hospital's results of operations, allocation of the purchase price, effects of subsequent legislation and limits on rate increases.

We may fail to improve or integrate the operations of the hospitals we acquire, which could harm our results of operations and adversely affect our growth strategy.

We may be unable to timely and effectively integrate the hospitals that we acquire with our ongoing operations. We may experience delays in implementing operating procedures and systems in newly acquired hospitals. Integrating a new hospital could be expensive and time consuming and could disrupt our ongoing business, negatively affect cash flow and distract management and other key personnel. In addition, acquisition activity requires transitions from, and the integration of, operations and, usually, information systems that are used by acquired hospitals. In addition, some of the hospitals we acquire had significantly lower operating margins than the hospitals we operate prior to the time of our acquisition. If we fail to improve the operating margins of the hospitals we acquire, operate such hospitals profitably or effectively integrate the operations of acquired hospitals, our results of operations could be harmed.

If we acquire hospitals with unknown or contingent liabilities, we could become liable for material obligations.

Hospitals that we acquire may have unknown or contingent liabilities, including, but not limited to, liabilities for failure to comply with applicable laws and regulations. Although we typically attempt to exclude significant liabilities from our acquisition transactions and seek indemnification from the sellers of such hospitals for these matters, we could experience difficulty enforcing those obligations or we could incur material liabilities for the past activities of hospitals we acquire. Such liabilities and related legal or other costs and/or resulting damage to a facility's reputation could harm our business.

Our subsidiaries, PSI, and its subsidiaries, are subject to pending legal actions, governmental investigations and regulatory actions.

Our subsidiaries, PSI, and its subsidiaries, are subject to pending legal actions, governmental investigations and regulatory actions (see *Item 3-Legal Proceedings*).

State efforts to regulate the construction or expansion of health care facilities could impair our ability to expand.

Many of the states in which we operate hospitals have enacted Certificates of Need, or CON, laws as a condition prior to hospital capital expenditures, construction, expansion, modernization or initiation of major new services. Our failure to obtain necessary state approval could result in our inability to complete a particular hospital acquisition, expansion or replacement, make a facility ineligible to receive reimbursement under the Medicare or Medicaid programs, result in the revocation of a facility's license or impose civil or criminal penalties on us, any of which could harm our business.

In addition, significant CON reforms have been proposed in a number of states that would increase the capital spending thresholds and provide exemptions of various services from review requirements. In the past, we have not experienced any material adverse effects from those requirements, but we cannot predict the impact of these changes upon our operations.

Controls designed to reduce inpatient services may reduce our revenues.

Controls imposed by third-party payors designed to reduce admissions and lengths of stay, commonly referred to as "utilization review," have affected and are expected to continue to affect our facilities. Utilization review entails the review of the admission and course of treatment of a patient by managed care plans. Inpatient utilization, average lengths of stay and occupancy rates continue to be negatively affected by payor-required preadmission authorization and utilization review and by payor pressure to maximize outpatient and alternative healthcare delivery services for less acutely ill patients. Efforts to impose more stringent cost controls are expected to continue. Although we cannot predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees could have a material adverse effect on our business, financial position and results of operations.

Fluctuations in our operating results, quarter to quarter earnings and other factors may result in decreases in the price of our common stock.

The stock markets have experienced volatility that has often been unrelated to operating performance. These broad market fluctuations may adversely affect the trading price of our common stock and, as a result, there may be significant volatility in the market price of our common stock. If we are unable to operate our hospitals as profitably as we have in the past or as our stockholders expect us to in the future, the market price of our common stock will likely decline as stockholders could sell shares of our common stock when it becomes apparent that the market expectations may not be realized.

In addition to our operating results, many economic and seasonal factors outside of our control could have an adverse effect on the price of our common stock and increase fluctuations in our quarterly earnings. These factors include certain of the risks discussed herein, demographic changes, operating results of other hospital companies, changes in our financial estimates or recommendations of securities analysts, speculation in the press or investment community, the possible effects of war, terrorist and other hostilities, adverse weather conditions, the level of seasonal illnesses, managed care contract negotiations and terminations, changes in general conditions in the economy or the financial markets, or other developments affecting the health care industry.

We are subject to significant corporate regulation as a public company and failure to comply with all applicable regulations could subject us to liability or negatively affect our stock price.

As a publicly traded company, we are subject to a significant body of regulation, including the Sarbanes-Oxley Act of 2002. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements, we cannot provide assurance that we are or will be in compliance with all potentially applicable corporate regulations. For example, we cannot provide assurance that, in the future, our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We also cannot provide assurance that we could correct any such weakness to allow our management to assess the effectiveness of our internal control over financial reporting as of the end of our fiscal year in time to enable our independent registered public accounting firm to state that such assessment will have been fairly stated in our Annual Report on Form 10-K or state that we have maintained effective internal control over financial reporting as of the end of our fiscal year. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our stock price could decline.

A cyber security incident could cause a violation of HIPAA, breach of member privacy, or other negative impacts.

A cyber-attack that bypasses our information technology ("IT") security systems causing an IT security breach, loss of protected health information or other data subject to privacy laws, loss of proprietary business information, or a material disruption of our IT business systems, could have a material adverse impact on our business and result of operations. In addition, our future results of operations, as well as our reputation, could be adversely impacted by theft, destruction, loss, or misappropriation of public health information, other confidential data or proprietary business information.

Different interpretations of accounting principles could have a material adverse effect on our results of operations or financial condition.

Generally accepted accounting principles are complex, continually evolving and may be subject to varied interpretation by us, our independent registered public accounting firm and the SEC. Such varied interpretations could result from differing views related to specific facts and circumstances. Differences in interpretation of generally accepted accounting principles could have a material adverse effect on our financial position or results of operations.

We continue to see rising costs in construction materials and labor. Such increased costs could have an adverse effect on the cash flow return on investment relating to our capital projects.

The cost of construction materials and labor has significantly increased. As we continue to invest in modern technologies, emergency rooms and operating room expansions, the construction of medical office buildings for physician expansion and reconfiguring the flow of patient care, we spend large amounts of money generated from our operating cash flow or borrowed funds. Although we evaluate the financial feasibility of such projects by determining whether the projected cash flow return on investment exceeds our cost of capital, such returns may not be achieved if the cost of construction continues to rise significantly or the expected patient volumes are not attained.

The deterioration of credit and capital markets may adversely affect our access to sources of funding and we cannot be certain of the availability and terms of capital to fund the growth of our business when needed.

We require substantial capital resources to fund our acquisition growth strategy and our ongoing capital expenditure programs for renovation, expansion, construction and addition of medical equipment and technology. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We cannot predict, however, whether financing for our growth plans and capital expenditure programs will be available to us on satisfactory terms when needed, which could harm our business.

To fund all or a portion of our future financing needs, we rely on borrowings from various sources including fixed rate, long-term debt as well as borrowings pursuant to our revolving credit facility and accounts receivable securitization program. If any of the lenders were unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact our results of operations and financial condition.

In addition, global capital markets have experienced volatility that has tightened access to capital markets and other sources of funding. In the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

We depend heavily on key management personnel and the departure of one or more of our key executives or a significant portion of our local hospital management personnel could harm our business.

The expertise and efforts of our senior executives and key members of our local hospital management personnel are critical to the success of our business. The loss of the services of one or more of our senior executives or of a significant portion of our local hospital management personnel could significantly undermine our management expertise and our ability to provide efficient, quality healthcare services at our facilities, which could harm our business.

The number of outstanding shares of our Class B Common Stock is subject to potential increases or decreases.

At December 31, 2012, 28.1 million shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock. To the extent that these shares were converted into or exercised for shares of Class B Common Stock, the number of shares of Class B Common Stock available for trading in the public market place would increase substantially and the holders of Class B Common Stock would own a smaller percentage of that class.

In addition, from time-to-time our Board of Directors approve stock repurchase programs authorizing us to purchase shares of our Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. Such repurchases decrease the number of outstanding shares of our Class B Common Stock. Conversely, as a potential means of generating additional funds to operate and expand our business, we may from time-to-time issue equity through the sale of stock which would increase the number of outstanding shares of our Class B Common Stock. Based upon factors such as, but not limited to, the market price of our stock, interest rate on borrowings and uses or potential uses for cash, repurchase or issuance of our stock could have a dilutive effect on our future basic and diluted earnings per share.

The right to elect the majority of our Board of Directors and the majority of the general shareholder voting power resides with the holders of Class A and C Common Stock, the majority of which is owned by Alan B. Miller, our Chief Executive Officer and Chairman of our Board of Directors.

Our Restated Certificate of Incorporation provides that, with respect to the election of directors, holders of Class A Common Stock vote as a class with the holders of Class C Common Stock, and holders of Class B Common Stock vote as a class with holders of Class D Common Stock, with holders of all classes of our Common Stock entitled to one vote per share.

As of March 21, 2012, the shares of Class A and Class C Common Stock constituted 7.5% of the aggregate outstanding shares of our Common Stock, had the right to elect five members of the Board of Directors and constituted 87.3% of our general voting power. As of March 21, 2012, the shares of Class B and Class D Common Stock (excluding shares issuable upon exercise of options) constituted 92.5% of the outstanding shares of our Common Stock, had the right to elect two members of the Board of Directors and constituted 12.7% of our general voting power.

As to matters other than the election of directors, our Restated Certificate of Incorporation provides that holders of Class A, Class B, Class C and Class D Common Stock all vote together as a single class, except as otherwise provided by law.

Each share of Class A Common Stock entitles the holder thereof to one vote; each share of Class B Common Stock entitles the holder thereof to one-tenth of a vote; each share of Class C Common Stock entitles the holder thereof to 100 votes (provided the holder of Class C Common Stock holds a number of shares of Class A Common Stock equal to ten times the number of shares of Class C Common Stock that holder holds); and each share of Class D Common Stock entitles the holder thereof to ten votes (provided the holder of Class D Common Stock holds a number of shares of Class B Common Stock equal to ten times the number of shares of Class D Common Stock that holder holds).

In the event a holder of Class C or Class D Common Stock holds a number of shares of Class A or Class B Common Stock, respectively, less than ten times the number of shares of Class C or Class D Common Stock that holder holds, then that holder will be entitled to only one vote for every share of Class C Common Stock, or one-tenth of a vote for every share of Class D Common Stock, which that holder holds in excess of one-tenth the number of shares of Class A or Class B Common Stock, respectively, held by that holder. The Board of Directors, in its discretion, may require beneficial owners to provide satisfactory evidence that such owner holds ten times as many shares of Class A or Class B Common Stock as Class C or Class D Common Stock, respectively, if such facts are not apparent from our stock records.

Since a substantial majority of the Class A shares and Class C shares are controlled by Mr. Alan B. Miller and members of his family who are also directors and officers of our company, and they can elect a majority of our company's directors and effect or reject most actions requiring approval by stockholders without the vote of any other stockholders, there are potential conflicts of interest in overseeing the management of our company.

In addition, because this concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our businesses, our business and prospects and the trading price of our securities could be adversely affected.

ITEM 1B. *Unresolved Staff Comments*

None.

ITEM 2. *Properties*

Executive and Administrative Offices

We own office buildings in King of Prussia and Wayne, Pennsylvania, Brentwood, Tennessee and Denton, Texas.

Facilities

The following tables set forth the name, location, type of facility and, for acute care hospitals and behavioral health care facilities, the number of licensed beds:

Acute Care Hospitals

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Aiken Regional Medical Centers	Aiken, South Carolina	183	Owned
Aurora Pavilion	Aiken, South Carolina	59	Owned
Centennial Hills Hospital Medical Center (1)	Las Vegas, Nevada	171	Owned
Corona Regional Medical Center	Corona, California	240	Owned
Desert Springs Hospital (1)	Las Vegas, Nevada	293	Owned
Doctors' Hospital of Laredo (9)	Laredo, Texas	180	Owned
Fort Duncan Regional Medical Center	Eagle Pass, Texas	101	Owned
The George Washington University Hospital (2)	Washington, D.C.	371	Owned
Lakewood Ranch Medical Center	Bradenton, Florida	120	Owned
Manatee Memorial Hospital	Bradenton, Florida	319	Owned
Northern Nevada Medical Center	Sparks, Nevada	100	Owned
Northwest Texas Healthcare System	Amarillo, Texas	404	Owned
The Pavilion at Northwest Texas Healthcare System	Amarillo, Texas	85	Owned
Palmdale Regional Medical Center	Palmdale, California	157	Owned
South Texas Health System (4)			
Edinburg Regional Medical Center/Children's Hospital	Edinburg, Texas	213	Owned
McAllen Medical Center (3)	McAllen, Texas	441	Leased
McAllen Heart Hospital	McAllen, Texas	60	Owned
South Texas Behavioral Health Center	McAllen, Texas	134	Owned
Southwest Healthcare System			
Inland Valley Campus (3)	Wildomar, California	130	Leased
Rancho Springs Campus	Murrieta, California	122	Owned
Spring Valley Hospital Medical Center (1)	Las Vegas, Nevada	231	Owned
St. Mary's Regional Medical Center	Enid, Oklahoma	245	Owned
Summerlin Hospital Medical Center (1)	Las Vegas, Nevada	454	Owned
Texoma Medical Center	Denison, Texas	191	Owned
TMC Behavioral Health Center	Denison, Texas	60	Owned
Valley Hospital Medical Center (1)	Las Vegas, Nevada	320	Owned
Wellington Regional Medical Center (3)	West Palm Beach, Florida	233	Leased

Behavioral Health Care Facilities

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Alabama Clinical Schools	Birmingham, Alabama	80	Owned
Alhambra Hospital (10)	Rosemead, California	103	Owned
Alliance Health Center (10)	Meridian, Mississippi	214	Owned
Anchor Hospital	Atlanta, Georgia	127	Owned
Arbour Counseling Services	Rockland, Massachusetts	—	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
The Arbour Hospital	Boston, Massachusetts	136	Owned
Arbour Senior Care	Rockland, Massachusetts	—	Owned
Arbour-Fuller Hospital	South Attleboro, Massachusetts	103	Owned
Arbour-HRI Hospital	Brookline, Massachusetts	68	Owned
Arrowhead Behavioral Health (10)	Maumee, Ohio	52	Owned
Atlantic Shores Hospital (10)	Fort Lauderdale, Florida	72	Owned
Austin Lakes Hospital (10)	Austin, Texas	54	Leased
Behavioral Educational Services (10)	Riverdale, Florida	—	Leased
Behavioral Hospital of Bellaire (12)	Houston, Texas	76	Leased
Belmont Pines Hospital (10)	Youngstown, Ohio	102	Owned
Benchmark Behavioral Health System (10)	Woods Cross, Utah	84	Owned
Bloomington Meadows Hospital (10)	Bloomington, Indiana	78	Owned
Boulder Creek Academy	Bonners Ferry, Idaho	100	Owned
Brentwood Behavioral Health of Mississippi (10)	Flowood, Mississippi	105	Owned
Brentwood Hospital (10)	Shreveport, Louisiana	200	Owned
The Bridgeway (3)	North Little Rock, Arkansas	103	Leased
Bristol Youth Academy	Bristol, Florida	60	Owned
Brook Hospital—Dupont (10)	Louisville, Kentucky	88	Owned
Brook Hospital—KMI (10)	Louisville, Kentucky	110	Owned
Brooke Glen Behavioral Hospital (10)	Fort Washington, Pennsylvania	146	Owned
Brynn Marr Hospital (10)	Jacksonville, North Carolina	100	Owned
Calvary Addiction Recovery Center (10)	Phoenix, Arizona	50	Owned
Canyon Ridge Hospital (10)	Chino, California	106	Owned
The Carolina Center for Behavioral Health	Greer, South Carolina	112	Owned
Cedar Grove Residential Treatment Center	Murfreesboro, Tennessee	36	Owned
Cedar Hills Hospital (12) (13)	Beaverton, Oregon	78	Owned
Cedar Ridge	Oklahoma City, Oklahoma	60	Owned
Cedar Ridge Residential Treatment Center	Oklahoma City, Oklahoma	56	Owned
Cedar Springs Behavioral Health (10)	Colorado Springs, Colorado	110	Owned
Centennial Peaks	Louisville, Colorado	72	Owned
Center for Change	Orem, Utah	58	Owned
Central Florida Behavioral Hospital	Orlando, Florida	126	Owned
Chicago Children's Center for Behavioral Health (10)	Chicago, Illinois	40	Leased
Clarion Psychiatric Center	Clarion, Pennsylvania	74	Owned
Coastal Behavioral Health	Savannah, Georgia	50	Owned
Coastal Harbor Treatment Center	Savannah, Georgia	145	Owned
Columbus Behavioral Center for Children and Adolescents	Columbus, Indiana	56	Owned
Community Behavioral Health	Memphis, Tennessee	50	Leased
Community Cornerstones (10)	Rio Piedras, Puerto Rico	—	Leased
Compass Intervention Center	Memphis, Tennessee	108	Owned
Copper Hills Youth Center (10)	West Jordan, Utah	197	Owned
Cottonwood Treatment Center	S. Salt Lake City, Utah	86	Leased
Crescent Pines	Stockbridge, Georgia	50	Owned
Cumberland Hall (10)	Hopkinsville, Kentucky	97	Owned
Cumberland Hospital (10)	New Kent, Virginia	130	Owned
Cypress Creek Hospital (10)	Houston, Texas	96	Owned
Del Amo Hospital	Torrance, California	166	Owned
Diamond Grove Center (10)	Louisville, Mississippi	55	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Dover Behavioral Health	Dover, Delaware	73	Owned
Emerald Coast Behavioral Hospital (10)	Panama City, Florida	90	Owned
Fairmount Behavioral Health System	Philadelphia, Pennsylvania	239	Owned
Fairfax Hospital (10)	Kirkland, Washington	157	Owned
First Home Care (VA) (10)	Portsmouth, Virginia	—	Leased
First Hospital Panamericano—Cidra (10)	Cidra, Puerto Rico	165	Owned
First Hospital Panamericano—San Juan (10)	San Juan, Puerto Rico	45	Owned
First Hospital Panamericano—Ponce (10)	Ponce, Puerto Rico	30	Owned
Forest View Hospital	Grand Rapids, Michigan	82	Owned
Fort Lauderdale Hospital (10)	Fort Lauderdale, Florida	100	Leased
Foundations Behavioral Health	Doylestown, Pennsylvania	118	Leased
Foundations for Living	Mansfield, Ohio	84	Owned
Fox Run Hospital (10)	St. Clairsville, Ohio	100	Owned
Fremont Hospital (10)	Fremont, California	96	Owned
Friends Hospital (10)	Philadelphia, Pennsylvania	219	Owned
Garfield Park Hospital (11)	Chicago, Illinois	88	Owned
Glen Oaks Hospital	Greenville, Texas	54	Owned
Good Samaritan Counseling Center	Anchorage, Alaska	—	Owned
Gulf Coast Treatment Center (10)	Fort Walton Beach, Florida	144	Owned
Gulf Coast Youth Academy (10)	Fort Walton Beach, Florida	24	Owned
Hampton Behavioral Health Center	Westhampton, New Jersey	110	Owned
Harbour Point (Pines) (10)	Portsmouth, Virginia	186	Owned
Hartgrove Hospital	Chicago, Illinois	150	Owned
Havenwyck Hospital (10)	Auburn Hills, Michigan	251	Owned
Heartland Behavioral Health Services (10)	Nevada, Missouri	155	Owned
Hermitage Hall	Nashville, Tennessee	112	Owned
Heritage Oaks Hospital (10)	Sacramento, California	125	Owned
Hickory Trail Hospital (10)	DeSoto, Texas	86	Owned
Highlands Behavioral Health System	Highlands Ranch, Colorado	86	Owned
High Point Treatment Center (10)	Cooper City, Florida	60	Owned
Hill Crest Behavioral Health Services (10)	Birmingham, Alabama	205	Owned
Holly Hill Hospital (10)	Raleigh, North Carolina	168	Owned
The Horsham Clinic	Ambler, Pennsylvania	206	Owned
Hughes Center (10)	Danville, Virginia	56	Owned
Intermountain Hospital (10)	Boise, Idaho	155	Owned
John Costigan Center (Streamwood RTC) (10)	Streamwood, Illinois	73	Owned
Kempsville Center of Behavioral Health (10)	Norfolk, Virginia	82	Owned
KeyStone Center	Wallingford, Pennsylvania	145	Owned
Kingwood Pines Hospital (10)	Kingwood, Texas	116	Owned
La Amistad Behavioral Health Services	Maitland, Florida	80	Owned
Lakeside Behavioral Health System	Memphis, Tennessee	311	Owned
Laurel Heights Hospital	Atlanta, Georgia	122	Owned
Laurel Oaks Behavioral Health Center (10)	Dothan, Alabama	118	Owned
Laurel Ridge Treatment Center (10)	San Antonio, Texas	250	Owned
Liberty Point Behavioral Health (10)	Stauton, Virginia	50	Owned
Lighthouse Care Center of Augusta (10)	Augusta, Georgia	106	Owned
Lighthouse Care Center of Conway (10)	Conway, South Carolina	153	Owned
Lincoln Prairie Behavioral Health Center (10)	Springfield, Illinois	88	Owned
Lincoln Trail Behavioral Health System	Radcliff, Kentucky	140	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Macon Behavioral Health System (10)	Macon, Georgia	155	Owned
Manatee Palms Youth Services (10)	Bradenton, Florida	60	Owned
Mayhill Hospital (12)	Denton, Texas	59	Leased
McDowell Center for Children	Dyersburg, Tennessee	32	Owned
The Meadows Psychiatric Center	Centre Hall, Pennsylvania	107	Owned
Meridell Achievement Center	Austin, Texas	134	Owned
Mesilla Valley Hospital (10)	Las Cruces, New Mexico	120	Owned
Michiana Behavioral Health Center (10)	Plymouth, Indiana	80	Owned
Midwest Center for Youth and Families	Kouts, Indiana	74	Owned
Millwood Hospital (10)	Arlington, Texas	122	Leased
Mountain Youth Academy	Mountain City, Tennessee	60	Owned
Natchez Trace Youth Academy	Waverly, Tennessee	90	Owned
National Deaf Academy	Mount Dora, Florida	132	Owned
Newport News Behavioral Health Center	Newport News, Virginia	108	Owned
North Spring Behavioral Healthcare (10)	Leesburg, Virginia	77	Leased
North Star Hospital	Anchorage, Alaska	74	Owned
North Star Bragaw	Anchorage, Alaska	36	Owned
North Star DeBarr Residential Treatment Center	Anchorage, Alaska	60	Owned
North Star Palmer Residential Treatment Center	Palmer, Alaska	30	Owned
Northwest Academy	Bonners Perry, Idaho	120	Owned
Oak Plains Academy	Ashland City, Tennessee	90	Owned
Okaloosa Youth Academy (10)	Crestview, Florida	254	Leased
Old Vineyard Behavioral Health	Winston-Salem, North Carolina	104	Owned
Palmetto Lowcountry Behavioral Health (10)	North Charleston, South Carolina	112	Owned
Palmetto Pee Dee Behavioral Health (10)	Florence, South Carolina	59	Leased
Palmetto Summerville (10)	Summerville, South Carolina	60	Leased
Parkwood Behavioral Health System	Olive Branch, Mississippi	128	Owned
The Pavilion	Champaign, Illinois	77	Owned
Peachford Behavioral Health System of Atlanta	Atlanta, Georgia	246	Owned
Peak Behavioral Health Services (10)	Santa Teresa, New Mexico	104	Owned
Pembroke Hospital	Pembroke, Massachusetts	115	Owned
Pinnacle Pointe Hospital (10)	Little Rock, Arkansas	124	Owned
Poplar Springs Hospital (10)	Petersburg, Virginia	208	Owned
Prairie St John's (10)	Fargo, North Dakota	139	Owned
Pride Institute (10)	Eden Prairie, Minnesota	42	Owned
Provo Canyon School	Provo, Utah	274	Owned
Provo Canyon Behavioral Hospital	Orem, Utah	80	Owned
The Recovery Center (12)	Wichita Falls, Texas	34	Leased
The Ridge Behavioral Health System	Lexington, Kentucky	110	Owned
Rivendell Behavioral Health Services of Arkansas	Benton, Arkansas	77	Owned
Rivendell Behavioral Health Services of Kentucky	Bowling Green, Kentucky	125	Owned
River Crest Hospital	San Angelo, Texas	80	Owned
Riveredge Hospital (10)	Forest Park, Illinois	210	Owned
River Oaks Hospital	New Orleans, Louisiana	126	Owned
River Park Hospital (10)	Huntington, West Virginia	187	Owned
River Point Behavioral Health (10)	Jacksonville, Florida	99	Owned
Rockford Center	Newark, Delaware	118	Owned
Rock River Residential Center (10)	Rockford, Illinois	59	Owned
Rolling Hills Hospital (10)	Franklin, Tennessee	80	Owned

Name of Facility	Location	Number of Beds	Real Property Ownership Interest
Roxbury	Shippensburg, Pennsylvania	112	Owned
Salt Lake Behavioral Health (12)	Salt Lake City, Utah	118	Leased
San Marcos Treatment Center (10)	San Marcos, Texas	265	Owned
SandyPines Hospital (10)	Tequesta, Florida	88	Owned
Schick Shadel Hospital (12)	Burin, Washington	60	Owned
Shadow Mountain Behavioral Health System (10)	Tulsa, Oklahoma	215	Owned
Sierra Vista Hospital (10)	Sacramento, California	120	Owned
St. Louis Behavioral Medicine Institute	St. Louis, Missouri	—	Owned
St. Simons by the Sea (10)	St. Simons, Georgia	101	Owned
Spring Mountain Sahara	Las Vegas, Nevada	30	Owned
Spring Mountain Treatment Center	Las Vegas, Nevada	82	Owned
Springwoods	Fayetteville, Arkansas	80	Owned
Stonington Institute	North Stonington, Connecticut	73	Owned
Streamwood Behavioral Health (10)	Streamwood, Illinois	162	Owned
Summit Oaks Hospital (10)	Summit, New Jersey	126	Owned
SummitRidge	Lawrenceville, Georgia	76	Owned
Talbott Recovery Campus	Atlanta, Georgia	—	Owned
Texas NeuroRehab Center (10)	Austin, Texas	151	Owned
Three Rivers Behavioral Health (10)	West Columbia, South Carolina	118	Owned
Three Rivers Residential Treatment-Midlands Campus (10)	West Columbia, South Carolina	59	Owned
Timberlawn Mental Health System	Dallas, Texas	144	Owned
Turning Point Hospital	Moultrie, Georgia	59	Owned
Turning Point Youth Center	St. Johns, Michigan	60	Owned
Two Rivers Psychiatric Hospital	Kansas City, Missouri	105	Owned
University Behavioral Center (10)	Orlando, Florida	112	Owned
University Behavioral Health of Denton (12)	Denton, Texas	104	Owned
University Behavioral Health of El Paso (12)	El Paso, Texas	163	Owned
Upper East TN Juvenile Detention Facility	Johnson City, Tennessee	10	Owned
Valle Vista Hospital (10)	Greenwood, Indiana	102	Owned
Valley Hospital (12)	Phoenix, Arizona	122	Owned
Vines Hospital (10)	Ocala, Florida	98	Owned
Virgin Islands Behavioral Services (10)	St. Croix, Virgin Islands	30	Owned
Virginia Beach Psychiatric Center (10)	Virginia Beach, Virginia	100	Owned
Wekiva Springs (10)	Jacksonville, Florida	68	Owned
Wellstone Regional Hospital (10)	Jeffersonville, Indiana	100	Owned
West Hills Hospital (10)	Reno, Nevada	95	Owned
West Oaks Hospital (10)	Houston, Texas	160	Owned
Westwood Lodge Hospital	Westwood, Massachusetts	133	Owned
Willow Springs Center (10)	Reno, Nevada	116	Owned
Windmoor Healthcare (10)	Clearwater, Florida	120	Owned
Windsor—Laurelwood Center (10)	Willoughby, Ohio	160	Leased
Wyoming Behavioral Institute	Casper, Wyoming	130	Owned

Surgical Hospitals, Ambulatory Surgery Centers and Radiation Oncology Centers

Name of Facility	Location	Real Property Ownership Interest
Cancer Care Institute of Carolina	Aiken, South Carolina	Owned
Cornerstone Regional Hospital (5)	Edinburg, Texas	Leased
Northwest Texas Surgery Center (6)	Amarillo, Texas	Leased
Palms Westside Clinic ASC (8)	Royal Palm Beach, Florida	Leased
Temecula Valley Day Surgery and Pain Therapy Center (7)	Murrieta, California	Leased

(1) Desert Springs Hospital, Summerlin Hospital Medical Center, Valley Hospital Medical Center, Spring Valley Hospital Medical Center and Centennial Hills Hospital Medical Center are owned by limited liability companies ("LLCs") in which we hold controlling, majority ownership interests of approximately 72%. The remaining minority ownership interests in these facilities are held by unaffiliated third-parties. All hospitals are managed by us.
(2) We hold an 80% ownership interest in this facility through a general partnership interest in a limited partnership. The remaining 20% ownership interest is held by an unaffiliated third-party.
(3) Real property leased from Universal Health Realty Income Trust.
(4) In October, 2007, the licenses for Edinburg Regional Medical Center/Children's Hospital, McAllen Medical Center, McAllen Heart Hospital and South Texas Behavioral Health Center were consolidated under one license operating as the South Texas Health System.
(5) We manage and own a noncontrolling interest of approximately 50% in the entity that operates this facility.
(6) We own a majority interest in an LLC that owns and operates this center.
(7) We own minority interests in an LLC that owns and operates this center which is managed by a third-party.
(8) We own a noncontrolling ownership interest of approximately 50% in the entity that operates this facility that is managed by a third-party.
(9) We hold an 89% ownership interest in this facility through both general and limited partnership interests. The remaining 11% ownership interest is held by unaffiliated third parties.
(10) These facilities were acquired by us in November, 2010 in connection with our acquisition of PSI.
(11) Garfield Park was completed and opened in February, 2013.
(12) These facilities were acquired by us in October, 2012 in connection with our acquisition of Ascend Health Corporation.
(13) Land of this facility is leased.

We own or lease medical office buildings adjoining some of our hospitals. We believe that the leases on the facilities, medical office buildings and other real estate leased or owned by us do not impose any material limitation on our operations. The aggregate lease payments on facilities leased by us were $53 million in 2012, $55 million in 2011 and $45 million in 2010.

ITEM 3. *Legal Proceedings*

We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to litigation, as outlined below.

Two Rivers Psychiatric Hospital:

In April, 2011, the Centers for Medicare and Medicaid Services ("CMS") issued notice of its decision terminating Two Rivers Psychiatric Hospital ("Two Rivers") in Kansas City, Missouri from participation in the Medicare and Medicaid program. The termination notice was issued as a result of surveys conducted which allegedly found Two Rivers to be out of compliance with the conditions of participation required for participation in the Medicare program and for Two Rivers' alleged failure to alleviate an "immediate jeopardy" situation. Two Rivers filed an administrative appeal with the U.S. Department of Health and Human Services, Departmental

Appeal Board, Civil Remedies Division, seeking review and reversal of that decision. In addition, Two Rivers filed a complaint in the U.S. District Court for the Western District of Missouri seeking a temporary restraining order and preliminary injunction against CMS rescinding the termination action. Later in April, 2011, the District Court issued a temporary restraining order abating the termination action pending a preliminary injunction hearing or an agreement with CMS. In May, 2011, Two Rivers and CMS entered into a settlement agreement which resulted in the rescission of the termination notice and actions by CMS. Pursuant to the terms of the agreement, Two Rivers was required to submit an acceptable plan of correction relative to the immediate jeopardy citation and engage independent experts in various disciplines to analyze and develop implementation plans for Two Rivers to meet the applicable Medicare conditions of participation. Both of these actions have occurred. Pursuant to the agreement, CMS conducted an initial survey of Two Rivers in April 2012 to determine if the Medicare conditions of participation, which formed the basis of the termination action in April 2011, had been met. In late April, 2012, CMS advised Two Rivers that it has successfully passed this initial survey. Pursuant to the terms of the agreement, a second survey will be conducted in early 2013 to further confirm that Two Rivers is in compliance with all Medicare/Medicaid Conditions of Participation. During the term of this agreement, Two Rivers remains eligible to receive reimbursements for services rendered to Medicare and Medicaid beneficiaries. Two Rivers remains fully committed to providing high-quality healthcare to their patients and the community it serves. We therefore intend to work expeditiously and collaboratively with CMS in an effort to resolve these matters. We can provide no assurance that Two Rivers will not ultimately lose its Medicare certification. The operating results of Two Rivers did not have a material impact on our consolidated results of operations or financial condition for the years ended December 31, 2012 or 2011.

Office of Inspector General ("OIG") and Other Government Investigations

In September, 2010, we, along with many other companies in the healthcare industry, received a letter from the United States Department of Justice ("DOJ") advising of a False Claim Act investigation being conducted in connection with the implantation of implantable cardioverter defibrillators ("ICDs") from 2003 to the present at several of our acute care facilities. The DOJ alleges that ICDs were implanted and billed by our facilities in contravention of a National Claims Determination regarding these devices. We have established a reserve in connection with this matter which did not have a material impact on our consolidated financial statements.

In July, 2012, one of our subsidiaries, Peachford Behavioral Health System of Atlanta located in Atlanta, Georgia, received a subpoena from the OIG for the Department of Health and Human Services requesting various documents from 2004 to the present. We are in the process of securing and collecting the requested documents for production. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

In February, 2013, the OIG served a subpoena requesting various documents from January 2008 to the present directed at Universal Health Services, Inc. ("UHS") concerning it and UHS of Delaware, Inc., and several UHS owned facilities including: Keys of Carolina, Old Vineyard Behavioral Health, The Meadows Psychiatric Center, Streamwood Behavioral Health, Hartgrove Hospital, Rock River Academy and Residential Treatment Center, Roxbury Treatment Center, Harbor Point Behavioral Health Center, f/k/a, The Pines Residential Treatment Center, including the Crawford, Brighton and Kempsville campuses, Wekiva Springs Center and River Point Behavioral Health. Prior to receiving this subpoena: (i) the Keys of Carolina and Old Vineyard received notification during the second half of 2012 from the United States Department of Justice of its intent to proceed with an investigation following requests for documents from January, 2007 to the present from the North Carolina state Attorney General's Office; (ii) Harbor Point Behavioral Health Center received a subpoena in December, 2012 from the Attorney General of the Commonwealth of Virginia requesting various documents from July 2006 to the present, and; (iii) The Meadows Psychiatric Center received a subpoena from the OIG in February, 2013 requesting certain documents from 2008 to the present. At present, we are uncertain as to the focus, scope or extent of the investigations, liability of the facilities and/or potential financial exposure, if any, in connection with these matters. Unrelated to these matters, the Keys of Carolina was closed and the real property was sold in January, 2013.

Matters Relating to PSI:

The following matters pertain to PSI or former PSI facilities (owned by subsidiaries of Psychiatric Solutions, Inc.) which were in existence prior to the acquisition of PSI and for which we have assumed the defense as a result of our acquisition which was completed in November, 2010:

Garden City Employees' Retirement System v. PSI:

This is a purported shareholder class action lawsuit filed in the United States District Court for the Middle District of Tennessee against PSI and the former directors in 2009 alleging violations of federal securities laws. We intend to defend the case vigorously. Should we be deemed liable in this matter, we believe we would be entitled to commercial insurance recoveries for amounts paid by us, subject to certain limitations and deductibles. Included in our consolidated balance sheets as of December 31, 2012 and 2011, is an estimated reserve (current liability) and corresponding commercial insurance recovery (current asset) which did not have a material impact on our financial statements. Although we believe the commercial insurance recoveries are adequate to satisfy potential liability and related legal fees in connection with this matter, we can provide no assurance that the ultimate liability will not exceed the commercial insurance recoveries which would make us liable for the excess.

Department of Justice Investigation of Friends Hospital:

In October, 2010, Friends Hospital in Philadelphia, Pennsylvania, received a subpoena from the DOJ requesting certain documents from the facility. The requested documents have been collected and provided to the DOJ for review and examination. Another subpoena was issued to the facility in July 2011 requesting additional documents, which have been collected and delivered to the DOJ. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Department of Justice Investigation of Riveredge Hospital:

In 2008, Riveredge Hospital in Chicago, Illinois received a subpoena from the DOJ requesting certain information from the facility. Additional requests for documents were also received from the DOJ in 2009 and 2010. The requested documents have been provided to the DOJ. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Virginia Department of Medical Assistance Services Recoupment Claims:

The Virginia Department of Medical Assistance Services ("DMAS") has conducted audits at seven former PSI Residential Treatment Centers operated in the Commonwealth of Virginia to confirm compliance with provider rules under the state's Medicaid Provider Services Manual ("Manual"). As a result of those audits, DMAS claims the facilities failed to comply with the requirements of the Manual and has requested repayment of Medicaid payments to those facilities. PSI had previously filed appeals to repayment demands at each facility which are currently pending. We have recently reached a preliminary settlement of this matter which requires finalization of a definitive agreement and approval of Virginia state officials. The aggregate refund of Medicaid payments made to those facilities, as requested by DMAS, and the settlement amount is not material to our consolidated financial position or results of operations.

General:

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure, certifications, and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Currently, and from time to time, some of our facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, there is no assurance that we will not be faced with sanctions, fines or penalties in connection with such inquiries or actions, including with respect to the investigations and other matters discussed herein. Even if we were to ultimately prevail, such inquiries and/or actions could have a material adverse effect on us.

The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties, or; (vii) there is a wide range of potential outcomes. It is possible that the outcome of these matters could have a material adverse impact on our future results of operations, financial position, cash flows and, potentially, our reputation.

In addition, various suits and claims arising against us in the ordinary course of business are pending. In the opinion of management, the outcome of such claims and litigation will not materially affect our consolidated financial position or results of operations.

ITEM 4. ***Mine Safety Disclosures***

Not applicable.

PART II

ITEM 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our Class B Common Stock is traded on the New York Stock Exchange. Shares of our Class A, Class C and Class D Common Stock are not traded in any public market, but are each convertible into shares of our Class B Common Stock on a share-for-share basis.

The table below sets forth, for the quarters indicated, the high and low reported closing sales prices per share reported on the New York Stock Exchange for our Class B Common Stock for the years ended December 31, 2012 and 2011:

	2012	2011
	High-Low Sales Price	**High-Low Sales Price**
Quarter:		
1st	**$44.78-$36.82**	**$49.41-$42.06**
2nd	**$43.72-$37.30**	**$56.41-$46.13**
3rd	**$45.75-$38.25**	**$54.64-$34.00**
4th	**$49.46-$41.31**	**$42.90-$31.91**

The number of stockholders of record as of January 31, 2013 were as follows:

Class A Common	23
Class B Common	308
Class C Common	3
Class D Common	130

Stock Repurchase Programs

During the period of October 1, 2012 through December 31, 2012, we repurchased the following shares:

	Additional Shares Authorized For Repurchase	**Total number of shares purchased (a)**	**Average price paid per share for forfeited restricted shares**	**Total Number of shares purchased as part of publicly announced programs**	**Average price paid per share for shares purchased as part of publicly announced program**	**Aggregate purchase price paid (in thousands)**	**Maximum number of shares that may yet be purchased under the program**
October, 2012	—	7,508	N/A	0	N/A	N/A	767,702
November, 2012	—	40,781	N/A	0	N/A	N/A	767,702
December, 2012	—	158,582	N/A	0	N/A	N/A	767,702
Total October through December	—	206,871	N/A	0	N/A	N/A	

(a) Substantially all the shares repurchased during the fourth quarter of 2012 related to income tax withholding obligations resulting from the exercise of stock options. There were also 750 shares related to restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan. No shares were repurchased pursuant to our publicly announced stock repurchase program.

Dividends

During the two years ending December 31, 2012, dividends per share were declared and paid as follows (the fourth quarter of 2012 dividend paid includes a special dividend of $0.40 per share):

	2012	2011
First quarter	$.05	$.05
Second quarter	$.05	$.05
Third quarter	$.05	$.05
Fourth quarter	$.45	$.05
Total	$.60	$.20

Equity Compensation

Refer to Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this report for information regarding securities authorized for issuance under our equity compensation plans.

Stock Price Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the stock included in the Standard & Poor's 500 Index and a Peer Group Index during the five year period ended December 31, 2012. The graph assumes an investment of $100 made in our common stock and each Index as of January 1, 2008 and has been weighted based on market capitalization. Note that our common stock price performance shown below should not be viewed as being indicative of future performance.

Companies in the peer group, which consist of companies in the S&P 500 Index or S&P MidCap 400 Index (in which we are also included), are as follows: Community Health Systems, Inc., Health Management Associates, LifePoint Hospitals, Inc., Tenet Healthcare Corporation and HCA Holdings, Inc. (included from March, 2011 at which time the company's stock began publicly trading).

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN
(The Company, S&P 500 and Peer Group)



$200
$175
$150
$125
$100
$75
$50
$25
$0
Universal Health Services, Inc
S&P 500 Index
Peer Group
2007
2008
2009
2010
2011
2012

Company Name / Index	2007	2008	2009	2010	2011	2012
Universal Health Services, Inc.	$100.00	$73.83	$120.59	$172.63	$155.19	$195.62
S&P 500 Index	$100.00	$63.00	$ 79.67	$ 91.68	$ 93.61	$108.59
Peer Group	$100.00	$40.61	$107.12	$125.01	$ 89.10	$140.51

ITEM 6. *Selected Financial Data*

The following table contains our selected financial data for, or as of the end of, each of the five years ended December 31, 2012. You should read this table in conjunction with the consolidated financial statements and related notes included elsewhere in this report and in Part II, *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations.*

	Year Ended December 31				
	2012 (4)	2011	2010 (5)	2009	2008
Summary of Operations (in thousands)					
Net revenues	$6,961,400	$6,760,222	$4,900,147	$4,585,329	$4,437,597
Income from continuing operations before income taxes	$ 763,663	$ 696,336	$ 428,097	$ 474,722	$ 357,012
Net income attributable to UHS	$ 443,446	$ 398,167	$ 230,183	$ 260,373	$ 199,377
Net margin	6.4%	5.9%	4.7%	5.7%	4.5%
Return on average equity	17.2%	18.1%	12.1%	15.4%	13.0%
Financial Data (in thousands)					
Cash provided by operating activities	$ 815,271	$ 718,251	$ 501,344	$ 541,262	$ 494,187
Capital expenditures, net (1)	$ 363,192	$ 285,682	$ 239,274	$ 379,748	$ 354,537
Total assets	$8,200,843	$7,665,245	$7,527,936	$3,964,463	$3,742,462
Long-term borrowings	$3,727,431	$3,651,428	$3,912,102	$ 956,429	$ 990,661
UHS's common stockholders' equity	$2,713,345	$2,296,352	$1,978,772	$1,751,071	$1,543,850
Percentage of total debt to total capitalization	58%	61%	66%	35%	39%
Operating Data—Acute Care Hospitals (2)					
Average licensed beds	5,563	5,567	5,530	5,334	5,303
Average available beds	5,338	5,265	5,224	5,001	5,041
Inpatient admissions	245,234	250,278	255,522	256,821	254,859
Average length of patient stay	4.5	4.5	4.4	4.4	4.5
Patient days	1,095,790	1,114,807	1,116,643	1,130,531	1,147,105
Occupancy rate for licensed beds	54%	55%	55%	58%	59%
Occupancy rate for available beds	56%	58%	59%	62%	62%
Operating Data—Behavioral Health Facilities (2)					
Average licensed beds	19,258	19,178	9,415	7,921	7,658
Average available beds	19,178	19,160	9,397	7,901	7,629
Inpatient admissions	373,437	351,086	166,310	136,639	129,553
Average length of patient stay	14.0	14.6	15.1	15.4	16.1
Patient days	5,212,800	5,130,245	2,503,770	2,105,625	2,085,114
Occupancy rate for licensed beds	74%	73%	73%	73%	74%
Occupancy rate for available beds	74%	73%	73%	73%	75%
Per Share Data (3)					
Income from continuing operations attributable to UHS—basic	$ 4.57	$ 4.09	$ 2.37	$ 2.65	$ 1.90
Income from continuing operations attributable to UHS—diluted	$ 4.53	$ 4.04	$ 2.34	$ 2.64	$ 1.90
Net income attributable to UHS—basic	$ 4.57	$ 4.09	$ 2.37	$ 2.65	$ 1.96
Net income attributable to UHS—diluted	$ 4.53	$ 4.04	$ 2.34	$ 2.64	$ 1.96
Dividends declared	$ 0.60	$ 0.20	$ 0.20	$ 0.17	$ 0.16
Other Information (3) (in thousands)					
Weighted average number of shares outstanding—basic	96,821	97,199	96,786	97,794	101,222
Weighted average number of shares and share equivalents outstanding—diluted	97,711	98,537	97,973	98,275	101,418

(1) Amounts exclude non-cash capital lease obligations, if any.

(2) Excludes statistical information related to divested facilities and facilities held for sale.

(3) All periods have been adjusted to reflect the two-for-one stock split in the form of a 100% stock dividend paid in December, 2009.

(4) Includes data for the facilities acquired from Ascend on October 10, 2012 from the date of acquisition through December 31, 2012.

(5) Includes data for the facilities acquired from PSI on November 15, 2010 from the date of acquisition through December 31, 2010, excluding the data for the 3 former PSI facilities that were divested by us during the third and fourth quarters of 2011 and reflected as discontinued operations, as discussed herein.

ITEM 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

Our principal business is owning and operating, through our subsidiaries, acute care hospitals, behavioral health centers, surgical hospitals, ambulatory surgery centers and radiation oncology centers. As of February 28, 2013, we owned and/or operated 23 acute care hospitals and 197 behavioral health centers located in 37 states, Washington, D.C., Puerto Rico and the U.S. Virgin Islands. As part of our ambulatory treatment centers division, we manage and/or own outright or in partnerships with physicians, 5 surgical hospitals and surgery and radiation oncology centers located in 4 states.

In October, 2012, we acquired Ascend Health Corporation ("Ascend"). Ascend was the largest private behavioral health provider with 9 owned or leased freestanding inpatient facilities located in 5 states.

During the first quarter of 2012, we adopted the Financial Accounting Standards Board's Accounting Standards Update ("ASU") No. 2011-07, "Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities," which required certain health care entities to change the presentation in their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). As a result, the provision for doubtful accounts for our acute care and behavioral health care facilities is reflected as a deduction from net revenues in the accompanying consolidated statements of income for 2012, 2011 and 2010. The adoption of this standard had no impact on our financial position or overall results of operations.

Net revenues from our acute care hospitals, surgical hospitals, surgery centers and radiation oncology centers accounted for 50% of our consolidated net revenues in 2012, 51% in 2011 and 67% in 2010. Net revenues from our behavioral health care facilities accounted for 50% of our consolidated net revenues during 2012, 49% during 2011 and 33% during 2010.

Services provided by our hospitals include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

Forward-Looking Statements and Risk Factors

This Annual Report contains "forward-looking statements" that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of our goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as "may," "will," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "appears," "projects" and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or our good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Such factors include, among other things, the following:

- our ability to comply with the existing laws and government regulations, and/or changes in laws and government regulations;
- an increasing number of legislative initiatives have recently been passed into law that may result in major changes in the health care delivery system on a national or state level. No assurances can be given that the implementation of these new laws will not have a material adverse effect on our business, financial condition or results of operations;
- possible unfavorable changes in the levels and terms of reimbursement for our charges by third party payors or government programs, including Medicare or Medicaid;
- an increase in the number of uninsured and self-pay patients treated at our acute care facilities that unfavorably impacts our ability to satisfactorily and timely collect our self-pay patient accounts;
- our ability to enter into managed care provider agreements on acceptable terms and the ability of our competitors to do the same, including contracts with United/Sierra Healthcare in Las Vegas, Nevada;
- the outcome of known and unknown litigation, government investigations, false claim act allegations, and liabilities and other claims asserted against us, including matters as disclosed in *Item 3. Legal Proceedings*;
- the potential unfavorable impact on our business of deterioration in national, regional and local economic and business conditions, including a continuation or worsening of unfavorable credit market conditions;
- competition from other healthcare providers (including physician owned facilities) in certain markets, including McAllen/Edinburg, Texas, the site of one of our largest acute care facilities and Riverside County, California;
- technological and pharmaceutical improvements that increase the cost of providing, or reduce the demand for healthcare;
- our ability to attract and retain qualified personnel, nurses, physicians and other healthcare professionals and the impact on our labor expenses resulting from a shortage of nurses and other healthcare professionals;
- demographic changes;
- our level of indebtedness has increased substantially as a result of our 2010 acquisition of PSI, and increased more as a result of our acquisition of Ascend Health Corporation in October, 2012 (as discussed herein), which could, among other things, adversely affect our ability to raise additional capital to fund operations, limit our ability to react to changes in the economy or our industry and could potentially prevent us from meeting our obligations under the agreements related to our indebtedness;
- our ability to successfully integrate and improve our recent acquisitions and the availability of suitable acquisitions and divestiture opportunities;
- as discussed below in *Sources of Revenue*, we receive revenues from various state and county based programs, including Medicaid in all the states in which we operate, (we receive Medicaid revenues in excess of $90 million annually from each of Texas, Pennsylvania, Washington, D.C., Virginia, Illinois and Massachusetts); CMS-approved Medicaid supplemental programs in certain states including Texas, Oklahoma, Arkansas, Indiana and Ohio, and; state Medicaid disproportionate share hospital payments in certain states including Texas and South Carolina. We are therefore particularly sensitive to potential reductions in Medicaid and other state based revenue programs (which have been implemented in various forms with respect to our areas of operation in the respective states' 2012 and 2013 fiscal years) as well as regulatory, economic, environmental and competitive changes in those states. We can

provide no assurance that reductions to revenues earned pursuant to these programs, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations;

- our ability to continue to obtain capital on acceptable terms, including borrowed funds, to fund the future growth of our business;
- some of our acute care facilities continue to experience decreasing inpatient admission trends;
- our financial statements reflect large amounts due from various commercial and private payors and there can be no assurance that failure of the payors to remit amounts due to us will not have a material adverse effect on our future results of operations;
- the Department of Health and Human Services ("HHS") published final regulations in July, 2010 implementing the health information technology ("HIT") provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. Our acute care hospitals may qualify for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use criteria". Certain of our acute care hospitals implemented EHR applications in 2011 and 2012 and we plan to continue the implementation at each of our acute care hospitals, on a facility-by-facility basis, until completion which is expected to occur in mid-2013. However, there can be no assurance that we (our acute care hospitals) will ultimately qualify for these incentive payments and, should we qualify, we are unable to quantify the amount of incentive payments we may receive since the amounts are dependent upon various factors including the implementation timing at each hospital. Should we qualify for incentive payments, there may be timing differences in the recognition of the incentive income and expenses recorded in connection with the implementation of the EHR application which may cause material period-to-period changes in our future results of operations. Hospitals that do not qualify as a meaningful user of EHR by 2015 are subject to a reduced market basket update to the inpatient prospective payment system ("IPPS") standardized amount in 2015 and each subsequent fiscal year. Although we believe that our acute care hospitals will be in compliance with the EHR standards by 2015, there can be no assurance that all of our facilities will be in compliance and therefore not subject to the penalty provision of the HITECH Act;
- in August, 2011, the Budget Control Act of 2011 (the "2011 Act") was enacted into law. The 2011 Act imposed annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Select Committee on Deficit Reduction (the "Joint Committee"), which was tasked with making recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented which, if triggered, would result in Medicare payment reductions of up to 2% per fiscal year (approximately $39 million annual reduction to our Medicare net revenues) with a uniform percentage reduction across all Medicare programs starting in 2013. We cannot predict whether Congress will attempt to suspend or restructure the automatic budget cuts or what other deficit reduction initiatives may be proposed by Congress;
- as of December 31, 2012 and December 31, 2011, our accounts receivable includes approximately $70 million and $54 million, respectively, due from Illinois. Collection of these receivables continues to be delayed due to state budgetary and funding pressures. Approximately $51 million as of December 31, 2012, and $41 million as of December 31, 2011, of the receivables due from Illinois have been outstanding in excess of 60 days, as of each respective date, and a large portion will likely remain outstanding for the foreseeable future. Since we expect to eventually collect all amounts due to

us, no related reserves have been established in our consolidated financial statements. However, we can provide no assurance that we will eventually collect all amounts due to us from Illinois. Failure to ultimately collect all outstanding amounts due from Illinois would have an adverse impact on our future consolidated results of operations and cash flows.

- the ability to obtain adequate levels of general and professional liability insurance on current terms;
- changes in our business strategies or development plans;
- fluctuations in the value of our common stock, and;
- other factors referenced herein or in our other filings with the Securities and Exchange Commission.

Given these uncertainties, risks and assumptions, as outlined above, you are cautioned not to place undue reliance on such forward-looking statements. Our actual results and financial condition could differ materially from those expressed in, or implied by, the forward-looking statements. Forward-looking statements speak only as of the date the statements are made. We assume no obligation to publicly update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except as may be required by law. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes.

A summary of our significant accounting policies is outlined in Note 1 to the financial statements. We consider our critical accounting policies to be those that require us to make significant judgments and estimates when we prepare our financial statements, including the following:

Revenue recognition: We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 39% of our net patient revenues during 2012, 41% during 2011 and 42% during 2010. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 49% of our net patient revenues during 2012, 47% during 2011 and 51% during 2010.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2012, 2011 or 2010. If it were to occur, each 1% adjustment to our estimated net Medicare revenues that are subject to retrospective review and settlement as of December 31, 2012, would change our after-tax net income by approximately $1 million.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. See additional disclosure below in *Charity Care and Uninsured Discounts in Acute Care Hospital Services* for our estimated uncompensated care provided and estimated cost of providing uncompensated care.

A portion of the accounts receivable at our acute care facilities are comprised of Medicaid accounts that are pending approval from third-party payers but we also have smaller amounts due from other miscellaneous payers such as county indigent programs in certain states. Our patient registration process includes an interview of the patient or the patient's responsible party at the time of registration. At that time, an insurance eligibility determination is made and an insurance plan code is assigned. There are various pre-established insurance profiles in our patient accounting system which determine the expected insurance reimbursement for each patient based on the insurance plan code assigned and the services rendered. Certain patients may be classified as Medicaid pending at registration based upon a screening evaluation if we are unable to definitively determine if they are currently Medicaid eligible. When a patient is registered as Medicaid eligible or Medicaid pending our patient accounting system records net revenues for the services provided to that patient based upon the established Medicaid reimbursement rates pending ultimate disposition of the patient's Medicaid eligibility. Based on general factors as discussed below in *Provision for Doubtful Accounts*, our acute care facilities make estimates at each financial reporting period to reserve for amounts that are deemed to be uncollectible. Such estimated uncollectible amounts related to Medicaid pending, as well as other accounts receivable payer classifications, are considered when the overall individual facility and company-wide reserves are developed. Adjustments related to the final determination of these accounts did not materially impact our results of operations in 2012, 2011 or 2010.

Provision for Doubtful Accounts: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters. Patients that express an inability to pay are reviewed for potential sources of financial assistance including our charity care policy. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of a minimum of 30% of total charges. Our hospitals establish a partial reserve for self-pay accounts in the allowance for doubtful accounts for both unbilled balances and those that have been billed and are under 90 days old. All self-pay accounts are fully reserved at 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

As of December 31, 2012, our accounts receivable includes $70 million due from Illinois ($54 million as of December 31, 2011), the collection of which has been delayed due to budgetary and funding pressures experienced by the state. Although as of December 31, 2012 approximately $51 million of the receivables due from Illinois have been outstanding in excess of 60 days ($41 million as of December 31, 2011), and a large portion will likely remain outstanding for the foreseeable future, we expect to eventually collect all amounts due to us and therefore no related reserves have been established in our consolidated financial statements. However, we can provide no assurance that we will eventually collect all amounts due to us from Illinois. Failure to ultimately collect all outstanding amounts due from Illinois would have an adverse impact on our future consolidated results of operations and cash flows.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. Our accounts receivable are recorded net of allowance for doubtful accounts of $311 million and $253 million at December 31, 2012 and 2011, respectively.

Approximately 87% during 2012 and 93% during each of 2011 and 2010, of our consolidated provision for doubtful accounts, was incurred by our acute care hospitals. Shown below is our payer mix concentrations and related aging of our billed accounts receivable, net of contractual allowances, for our acute care hospitals as of December 31, 2012 and 2011:

As of December 31, 2012:

(amounts in thousands)	0-60 days	61-120 days	121-180 days	Over 180 days
Medicare	$ 71,684	$ 8,240	$ 3,085	$ 8,657
Medicaid	21,978	17,854	10,095	25,377
Commercial insurance and other	225,237	67,804	32,393	64,721
Private pay	113,771	64,707	21,483	27,948
Total	$432,670	$158,605	$67,056	$126,703

As of December 31, 2011:

(amounts in thousands)	0-60 days	61-120 days	121-180 days	Over 180 days
Medicare	$ 62,219	$ 3,890	$ 1,190	$ 2,962
Medicaid	27,891	15,622	9,288	24,847
Commercial insurance and other	221,850	63,216	30,984	68,118
Private pay	105,841	77,267	9,594	18,826
Total	$417,801	$159,995	$51,056	$114,753

Accounting for Medicare and Medicaid Electronic Health Records Incentive Payments: In July 2010, the Department of Health and Human Services published final regulations implementing the health information technology provisions of the American Recovery and Reinvestment Act. The regulation defines the "meaningful use" of Electronic Health Records ("EHR") and established the requirements for the Medicare and Medicaid EHR payment incentive programs. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated "meaningful use" of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Medicare EHR incentive payments: Federal regulations require that Medicare EHR incentive payments be computed based on the Medicare cost report that begins in the federal fiscal period in which a hospital meets the applicable "meaningful use" requirements. Since the annual Medicare cost report periods for each of our acute care hospitals ends on December 31st, we will recognize Medicare EHR incentive income for each hospital during the fourth quarter of the year in which the facility meets the "meaningful use" criteria and during the fourth quarter of each applicable subsequent year.

Medicaid EHR incentive payments: Medicaid EHR incentive payments are determined based upon prior period cost report information available at the time our hospitals meet the "meaningful use" criteria. Therefore, the majority of the Medicaid EHR incentive income recognition occurs in the period in which the applicable hospitals are deemed to have met initial "meaningful use" criteria. Upon meeting subsequent fiscal year "meaningful use" criteria, our hospitals may become entitled to additional Medicaid EHR incentive payments which will be recognized as incentive income in future periods. Medicaid EHR incentive payments received prior to our hospitals meeting the "meaningful use" criteria are included in other current liabilities (as deferred EHR incentive income) in our consolidated balance sheet.

Self-Insured Risks: We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

Professional and General Liability and Workers Compensation Liability:

Effective January 1, 2008, most of our subsidiaries became self-insured for professional and general liability exposure up to $10 million per occurrence. Prior to our acquisition of Psychiatric Solutions, Inc. ("PSI") in November, 2010, our subsidiaries purchased several excess policies through commercial insurance carriers which provide for coverage in excess of $10 million up to $200 million per occurrence and in the aggregate. However, we are liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Prior to our acquisition in November, 2010, the PSI subsidiaries were commercially insured for professional and general liability insurance claims in excess of a $3 million self-insured retention to a limit of $75 million. PSI utilized its captive insurance company and that captive insurance company remains in place after our acquisition of PSI to manage the self-insured retention for all former PSI subsidiaries for claims incurred prior to January 1, 2011. The captive insurance company also continues to insure all professional and general liability claims, regardless of date incurred, for the former PSI subsidiaries located in Florida and Puerto Rico.

Since our acquisition of PSI on November 15, 2010, the former PSI subsidiaries are self-insured for professional and general liability exposure up to $3 million per occurrence and our legacy subsidiaries (which are not former PSI subsidiaries) are self-insured for professional and general liability exposure up to $10 million per occurrence. Effective November, 2010, our subsidiaries (including the former PSI subsidiaries) were provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence self-insured retention (either $3 million or $10 million) up to $200 million per occurrence and in the aggregate. We remain liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate. The 9 behavioral health facilities acquired from Ascend Health Corporation in October, 2012 have general and professional liability policies through commercial insurance carriers which provide for up to $20 million of aggregate coverage, subject to a $10,000 per occurrence deductible. These facilities, like our other facilities, are also provided excess coverage through commercial insurance carriers for coverage in excess of the underlying commercial policy limitations up to $200 million per occurrence and in the aggregate.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

As of December 31, 2012, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $279 million, of which $48 million is included in current liabilities. As of December 31, 2011, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $292 million, of which $60 million is included in current liabilities.

We recorded reductions to our professional and general liability self-insurance reserves (relating to prior years) amounting to $27 million during 2012, $11 million during 2011 and $49 million during 2010. The favorable change recorded during 2012 resulted from favorable changes in our estimated future claims payments pursuant to a reserve analysis. The favorable change recorded during 2011 consisted primarily of third-party recoveries and reserve reductions in connection with PHICO–related claims which we became liable for upon PHICO's (a former commercial insurance carrier) liquidation in 2002. The favorable changes in our estimated future claims payments recorded during 2010 were due to: (i) an increased weighting given to company-specific metrics (to 75% from 50%), and decreased general industry metrics (to 25% from 50%), related to projected incidents per exposure, historical claims experience and loss development factors; (ii) historical data which measured the realized favorable impact of medical malpractice tort reform experienced in several states in which we operate, and; (iii) a decrease in claims related to certain higher risk specialties (such as obstetrical) due to a continuation of the company-wide patient safety initiative undertaken during the last several years. As the number of our facilities and our patient volumes have increased, thereby providing for a statistically significant data group, and taking into consideration our long-history of company-specific risk management programs and claims experience, our reserve analyses have included a greater emphasis on our historical professional and general liability experience which has developed favorably as compared to general industry trends.

There were no material adjustments to our prior year reserves for workers' compensation claims recorded during 2012 or 2011. Based upon the results of workers' compensation reserves analyses, during 2010, we recorded a reduction to our prior year reserves for workers' compensation claims amounting to $4 million.

Although we are unable to predict whether or not our future financial statements will include adjustments to our prior year reserves for self-insured general and professional and workers' compensation claims, given the relatively unpredictable nature of the these potential liabilities and the factors impacting these reserves as discussed above, it is reasonably likely that our future financial results may include material adjustments to prior period reserves.

Below is a schedule showing the changes in our general and professional liability and workers' compensation reserves during the three years ended December 31, 2012 (amount in thousands):

	General and Professional Liability	Workers' Compensation	Total
Balance at January 1, 2010	$265,608	$ 42,531	$308,139
Plus: Accrued insurance expense, net of commercial premiums paid (a) (b)	4,742	14,997	19,739
Less: Payments made in settlement of self-insured claims	(31,713)	(18,460)	(50,173)
Plus: Liabilities assumed in the acquisition of PSI	50,800	31,956	82,756
Balance at January 1, 2011	289,437	71,024	360,461
Plus: Accrued insurance expense, net of commercial premiums paid (a) (b)	50,865	32,747	83,612
Less: Payments made in settlement of self-insured claims	(43,786)	(38,845)	(82,631)
Less: Adjustments to liabilities assumed in the acquisition of PSI	(4,467)	0	(4,467)
Balance at January 1, 2012	292,049	64,926	356,975
Plus: Accrued insurance expense, net of of commercial premiums paid (a) (b)	29,152	33,508	62,660
Less: Payments made in settlement of self-insured claims	(42,602)	(32,480)	(75,082)
Balance at December 31, 2012	$278,599	$ 65,954	$344,553

(a) General and professional liability amounts are net of adjustments recorded during each year, as discussed above.

(b) Workers compensation amount for 2010 is net of adjustment recorded during the year, as discussed above.

In addition, we also maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported.

Property Insurance:

We have commercial property insurance policies covering catastrophic losses, including windstorm damage, up to a $1 billion policy limit per occurrence, subject to a $250,000 deductible for the majority of our properties (the properties acquired from Psychiatric Solutions, Inc. are subject to a $50,000 deductible). Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the declared total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses). Our earthquake limit is $250 million, subject to a deductible of $250,000, except for facilities located within documented fault zones. Earthquake losses that affect facilities located in fault zones within the United States are subject to a $100 million limit and will have applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. The earthquake limit in Puerto Rico is $25 million. Flood losses have either a $250,000 or $500,000 deductible, based upon the location of the facility. The 9 behavioral health facilities acquired from Ascend Health Corporation in October, 2012 have commercial property insurance policies which provide for full replacement cost coverage, subject to a $10,000 deductible.

Due to an increase in property losses experienced nationwide in recent years, the cost of commercial property insurance has increased. As a result, catastrophic coverage for earthquake and flood has been limited to annual aggregate losses (as opposed to per occurrence losses). Given these insurance market conditions, there can be no assurance that a continuation of these unfavorable trends, or a sharp increase in uninsured property losses sustained by us, will not have a material adverse effect on our future results of operations.

Long-Lived Assets: We review our long-lived assets, including intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2012 which indicated no impairment of goodwill. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carry-forwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service ("IRS") through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See *Provision for Income Taxes and Effective Tax Rates* below for discussion of our effective tax rates during each of the last three years.

Recent Accounting Pronouncements: For a summary of recent accounting pronouncements, please see *Note 1 to the Consolidated Financial Statements* as included in this Report on Form 10-K for the year ended December 31, 2012.

Results of Operations

The following table summarizes our results of operations, and is used in the discussion below, for the years ended December 31, 2012, 2011 and 2010 (dollar amounts in thousands):

	Year Ended December 31,					
	2012		2011		2010	
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$7,688,071		$7,356,798		$5,429,233	
Less: Provision for doubtful accounts	726,671		596,576		529,086	
Net revenues	6,961,400	100.0%	6,760,222	100.0%	4,900,147	100.0%
Operating charges:						
Salaries, wages and benefits	3,440,917	49.4%	3,326,378	49.2%	2,363,383	48.2%
Other operating expenses	1,376,122	19.8%	1,353,693	20.0%	968,612	19.8%
Supplies expense	799,621	11.5%	805,489	11.9%	716,925	14.6%
Depreciation and amortization	302,426	4.3%	287,211	4.2%	216,930	4.4%
Lease and rental expense	94,885	1.4%	90,323	1.3%	75,363	1.5%
Transaction costs	5,716	0.1%	0	0.0%	53,220	1.1%
Electronic health records incentive income	(30,038)	-0.4%	0	0.0%	0	0.0%
Costs related to extinguishment of debt	29,170	0.4%	0	0.0%	0	0.0%
Subtotal-operating expenses	6,018,819	86.5%	5,863,094	86.7%	4,394,433	89.7%
Income from operations	942,581	13.5%	897,128	13.3%	505,714	10.3%
Interest expense, net	178,918	2.6%	200,792	3.0%	77,617	1.6%
Income before income taxes	763,663	11.0%	696,336	10.3%	428,097	8.7%
Provision for income taxes	274,616	3.9%	247,466	3.7%	152,302	3.1%
Net income	489,047	7.0%	448,870	6.6%	275,795	5.6%
Less: Income attributable to noncontrolling interests	45,601	0.7%	50,703	0.8%	45,612	0.9%
Net income attributable to UHS	$ 443,446	6.4%	$ 398,167	5.9%	$ 230,183	4.7%

Year Ended December 31, 2012 as compared to the Year Ended December 31, 2011:

Net revenues increased 3% or $201 million to $6.96 billion during 2012 as compared to $6.76 billion during 2011. The increase was primarily attributable to:

- a $152 million or 2% increase in net revenues generated at our acute care hospitals and behavioral health care facilities owned during both periods (which we refer to as "same facility"), and;
- $49 million of other combined net increases in net revenues consisting primarily of $36 million of revenues resulting from an agreement, which was part of an industry-wide settlement related to underpayments of Medicare inpatient prospective payments during a number of prior years, entered into during the first quarter of 2012 with the United States Department of Health and Human Services, the Secretary of Health and Human Services, and the Centers for Medicare and Medicaid Services.

Income before income taxes (before deduction for income attributable to noncontrolling interests) increased $67 million to $764 million during 2012 as compared to $696 million during 2011. Included in our income before income taxes during 2012, as compared to 2011, was the following:

a. a decrease of $53 million at our acute care facilities as discussed below in *Acute Care Hospital Services*, excluding the impact of the applicable items mentioned in c., f., h., and i., below;

b. an increase of $93 million at our behavioral health care facilities, as discussed below in *Behavioral Health Services,* excluding the impact of the applicable items mentioned in e., and h., below;

c. an increase of $33 million (net of related expenses) resulting from an agreement, which was part of an industry-wide settlement related to underpayments of Medicare inpatient prospective payments during a number of prior years, entered into with the United States Department of Health and Human Services, the Secretary of Health and Human Services, and the Centers for Medicare and Medicaid Services;

d. a decrease of $29 million resulting from the write-off of deferred financing costs related to the portion of our Term Loan B credit facility that was extinguished during the third quarter of 2012;

e. an increase of $13 million representing the 2011 portion of the net Medicaid supplemental reimbursements earned pursuant new programs initiated in certain states in which we operate behavioral health facilities, most particularly the Oklahoma Supplemental Hospital Offset Payment Program which was approved during 2012, retroactive to July 1, 2011;

f. a net aggregate decrease of $11 million resulting from the following items recorded during 2012: (i) the revised Supplemental Security Income ratios utilized for calculating Medicare disproportionate share hospital reimbursements for federal fiscal years 2006 through 2009 ($7 million unfavorable impact), and; (ii) the write-off of receivables related to revenues recorded during 2011 at two of our acute care hospitals located in Florida resulting from reductions in certain county reimbursements due to reductions in federal matching Inter-Governmental Transfer funds ($4 million unfavorable impact);

g. an increase of $22 million due to a decrease in interest expense resulting primarily from a decrease in our average effective interest rate (due primarily to an amendment to our credit agreement in March of 2011 which, among other things, provided for reductions in the rates payable for borrowings outstanding under our Term Loan A, Term Loan B and revolving credit facility), as discussed below in *Interest Expense*;

h. a net increase of $16 million resulting from reductions recorded during 2012 and 2011 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* ($27 million reduction recorded in 2012 of which $23 million was applicable to our acute care hospitals and $4 million was applicable to our behavioral health facilities, and $11 million reduction recorded in 2011 of which $10 million was applicable to our acute care hospitals and $1 million was applicable to our behavioral health facilities);

i. an increase of $2 million related to the incentive income ($30 million), net of expenses ($28 million), recorded in connection with the implementation of EHR applications at our acute care hospitals;

j. an increase of $26 million resulting from a gain realized on the sale of an acute care hospital (Auburn Regional Medical Center) which was sold during the fourth quarter of 2012, and;

k. $45 million of other combined net decreases including increased corporate overhead expenses, a net combined decrease of $6 million in the operating results of Auburn Regional Medical Center and Peak Behavioral Health Services which are reflected as discontinued operations (excluding the above-mentioned $26 million gain realized on the divestiture of Auburn Medical Center), and $6 million of transaction costs incurred during 2012 in connection with our acquisition of Ascend Health Corporation.

Net income attributable to UHS increased $45 million to $443 million during 2012 as compared to $398 million during 2011. The increase consisted of:

- an increase of $67 million in income before income taxes, as discussed above;
- an increase of $5 million resulting from a decrease in the income attributable to noncontrolling interests, and;
- a decrease of $27 million resulting from an increase in the provision for income taxes resulting primarily from the income tax provision on the $72 million increase in pre-tax income ($67 million increase in income before income taxes plus the $5 million increase in income resulting from a decrease in the income attributable to noncontrolling interests).

Year Ended December 31, 2011 as compared to the Year Ended December 31, 2010:

Net revenues increased 38% or $1.86 billion to $6.76 billion during 2011 as compared to $4.90 billion during 2010. The increase was primarily attributable to:

- a $246 million or 5% increase in net revenues generated at our acute care hospitals and behavioral health care facilities owned during both periods (and includes change in revenues for the facilities acquired by us from PSI for the month of December, 2011 as compared to December, 2010), and;
- $1.64 billion increase in revenues at the facilities acquired by us from PSI (includes the period of January through November of 2011 as compared to November 15th through November 30th of 2010).

Income before income taxes (before deduction for income attributable to noncontrolling interests) increased $268 million to $696 million during 2011 as compared to $428 million during 2010. Included in our income before income taxes during 2011, as compared to 2010, was the following:

- an increase of $25 million at our acute care facilities, as discussed below in *Acute Care Hospital Services,* exclusive of: (i) the $32 million net unfavorable change in the reductions recorded during 2011 and 2010 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* (the amounts attributable to our acute care hospitals were $10 million in 2011 and $42 million in 2010), and; (ii) the favorable change caused by the $7 million charge recorded during 2010 to write-off certain costs related to an acute care hospital construction project;
- an increase of $382 million at our behavioral health care facilities, as discussed below in *Behavioral Health Services,* exclusive of the $6 million net unfavorable change in the reductions recorded during 2011 and 2010 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* (the amounts attributable to our behavioral health care facilities were $1 million in 2011 and $7 million in 2010);
- a decrease of $123 million due to an increase in interest expense resulting primarily from the cost of borrowings utilized to finance the acquisition of PSI in November, 2010;
- a net decrease of $38 million resulting from the reductions recorded during 2011 and 2010 to our professional and general liability reserves, as discussed above in *Self-Insured Risks* ($11 million reduction recorded during 2011 and $49 million reduction during 2010);
- an increase of $53 million resulting from the transaction fees incurred during 2010 in connection with our acquisition of PSI, and;
- a net decrease of $31 million from other combined net unfavorable changes consisting of: (i) a $9 million increase resulting from the charge incurred during 2010 in connection with split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife; (ii) a $7 million increase resulting from the charge recorded during 2010 to write-off certain costs related to an acute care hospital construction project; (iii) a net decrease of $8 million resulting from

the net unfavorable change in the operating results of Auburn Regional Medical Center and Peak Behavioral Health Services which are reflected as discontinued operations, and; (iv) a net decrease of $39 million from other combined net unfavorable changes including the corporate overhead expenses incurred in connection with the behavioral health care facilities acquired from PSI.

Net income attributable to UHS increased $168 million to $398 million during 2011 as compared to $230 million during 2010. The increase consisted of:

- an increase of $268 million in income before income taxes, as discussed above;
- a decrease of $5 million resulting from an increase in income attributable to noncontrolling interests, and;
- a decrease of $95 million resulting from an increase in the provision for income taxes resulting primarily from: (i) a net increase in pre-tax income of $263 million ($268 million increase in income before income taxes net of the $5 million increase in net income attributable to noncontrolling interests), and; (ii) a $4 million favorable discrete tax item recorded during the third quarter of 2010.

Acute Care Hospital Services

Year Ended December 31, 2012 as compared to the Year Ended December 31, 2011:

Acute Care Hospitals-Same Facility Basis

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$4,073,147		$3,942,469	
Less: Provision for doubtful accounts	635,283		518,512	
Net revenues	3,437,864	100.0%	3,423,957	100.0%
Operating charges:				
Salaries, wages and benefits	1,546,136	45.0%	1,507,870	44.0%
Other operating expenses	724,480	21.1%	704,067	20.6%
Supplies expense	624,950	18.2%	622,175	18.2%
Depreciation and amortization	188,243	5.5%	190,322	5.6%
Lease and rental expense	58,166	1.7%	52,859	1.5%
Subtotal-operating expenses	3,141,975	91.4%	3,077,293	89.9%
Income from operations	295,889	8.6%	346,664	10.1%
Interest expense, net	4,815	0.1%	3,903	0.1%
Income before income taxes	291,074	8.5%	342,761	10.0%

On a same facility basis during 2012, as compared to 2011, net revenues at our acute care hospitals increased $14 million or less than 1%. Income before income taxes decreased $52 million or 15% to $291 million or 8.5% of net revenues during 2012 as compared to $343 million or 10.0% of net revenues during 2011.

Inpatient admissions to these facilities decreased 2.0% during 2012, as compared to 2011, while patient days decreased 1.7%. Adjusted admissions (adjusted for outpatient activity) increased 0.2% and adjusted patient days increased 0.5% during 2012, as compared to 2011. The average length of inpatient stay at these facilities was 4.5 days during each of 2012 and 2011. The occupancy rate, based on the average available beds at these facilities, was 56% during 2012 and 58% during 2011. On a same facility basis, net revenue per adjusted admission at these facilities increased 0.2% during 2012, as compared to 2011, and net revenue per adjusted patient day decreased 0.1% during 2012, as compared to 2011.

The decrease in income before income taxes and pressure on patient volumes, net revenues and net revenue per adjusted admission and adjusted patient day experienced at our acute care hospitals during 2012, as compared to 2011, were largely due a decline in organic revenue growth caused by the continuing trends of weak demand and deteriorating payor mix.

All Acute Care Hospitals

The following table summarizes the results of operations for all our acute care operations during 2012 and 2011, which includes our acute care results on a same facility basis, as well as the impact of other items as mentioned below (dollar amounts in thousands).

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$4,096,699		$3,942,469	
Less: Provision for doubtful accounts	635,283		518,512	
Net revenues	3,461,416	100.0%	3,423,957	100.0%
Operating charges:				
Salaries, wages and benefits	1,560,468	45.1%	1,507,870	44.0%
Other operating expenses	704,108	20.3%	693,897	20.3%
Supplies expense	624,955	18.1%	622,175	18.2%
Depreciation and amortization	201,536	5.8%	190,322	5.6%
Lease and rental expense	58,187	1.7%	52,859	1.5%
Electronic health records incentive income	(30,038)	-0.9%	0	0.0%
Subtotal-operating expenses	3,119,216	90.1%	3,067,123	89.6%
Income from operations	342,200	9.9%	356,834	10.4%
Interest expense, net	4,815	0.1%	3,903	0.1%
Income before income taxes	337,385	9.7%	352,931	10.3%

During 2012, as compared to 2011, net revenues at our acute care hospitals increased 1% or $37 million to $3.46 billion due primarily to the above-mentioned agreement related to underpayments of Medicare inpatient prospective payments during a number of prior years and an increase in same facility revenues, as discussed above.

Income before income taxes decreased $16 million to $337 million or 9.7% of net revenues during 2012 as compared to $353 million or 10.3% of net revenues during 2011.

Included in these results are the following:

- the $52 million decrease in income before income taxes experienced during 2012, as compared to 2011, at our acute care hospitals, on a same facility basis, as discussed above;
- the $13 million net favorable effect resulting from reductions to our professional and general liability self-insurance reserves recorded during 2012 ($23 million) and 2011 ($10 million), as discussed above in *Self-Insured Risks*;
- the favorable impact of $33 million (net of related expenses) recorded during 2012 resulting from an agreement, which was part of an industry-wide settlement related to underpayments of Medicare

inpatient prospective payments during a number of prior years, entered into with the United States Department of Health and Human Services, the Secretary of Health and Human Services, and the Centers for Medicare and Medicaid Services;

- a net aggregate decrease of $11 million resulting from the following items which were recorded during 2012: (i) the revised Supplemental Security Income ratios utilized for calculating Medicare disproportionate share hospital reimbursements for federal fiscal years 2006 through 2009 ($7 million unfavorable impact), and; (ii) the write-off of receivables related to revenues recorded during 2011 at two of our acute care hospitals located in Florida resulting from reductions in certain county reimbursements due to reductions in federal matching Inter-Governmental Transfer funds ($4 million unfavorable impact), and;
- an increase of $2 million related to the incentive income ($30 million), net of expenses ($28 million), recorded during 2012 in connection with the implementation of EHR applications at our acute care hospitals.

Year Ended December 31, 2011 as compared to the Year Ended December 31, 2010:

Acute Care Hospitals-Same Facility Basis

The following table summarizes the results of operations for our acute care facilities on a same facility basis and is used in the discussions below for the years ended December 31, 2011 and 2010 (dollar amounts in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$3,942,469		$3,764,352	
Less: Provision for doubtful accounts	518,512		491,864	
Net revenues	3,423,957	100.0%	3,272,488	100.0%
Operating charges:				
Salaries, wages and benefits	1,507,870	44.0%	1,430,453	43.7%
Other operating expenses	704,067	20.6%	672,591	20.6%
Supplies expense	622,175	18.2%	624,427	19.1%
Depreciation and amortization	190,322	5.6%	171,682	5.2%
Lease and rental expense	52,859	1.5%	53,284	1.6%
Subtotal-operating expenses	3,077,293	89.9%	2,952,437	90.2%
Income from operations	346,664	10.1%	320,051	9.8%
Interest expense, net	3,903	0.1%	3,411	0.1%
Income before income taxes	342,761	10.0%	316,640	9.7%

On a same facility basis during 2011, as compared to 2010, net revenues at our acute care hospitals increased $151 million or 5%. Income before income taxes increased $26 million or 8% to $343 million or 10.0% of net revenues during 2011 as compared to $317 million or 9.7% of net revenues during 2010.

Inpatient admissions to these facilities decreased 2.1% during 2011, as compared to 2010, while patient days decreased 0.2%. Adjusted admissions (adjusted for outpatient activity) decreased 0.1% and adjusted patient days increased 1.8% during 2011, as compared to 2010. The average length of inpatient stay at these facilities was 4.5 days during 2011 and 4.4 days during 2010. The occupancy rate, based on the average available beds at these facilities, was 58% during 2011 and 59% during 2010. On a same facility basis, net revenue per adjusted admission at these facilities increased 4.7% during 2011, as compared to 2010, and net revenue per adjusted patient day increased 2.7% during 2011, as compared to 2010.

The increase in income before income taxes at our acute care hospitals during 2011, as compared to 2010, was due primarily to favorable operating trends experienced during the first six months of 2011 (a favorable change in payor mix and acuity of patients treated at our hospitals, a stabilization of our uninsured patient volumes and a reduction in our supplies expense). These favorable operating trends moderated during the second half of 2011.

All Acute Care Hospitals

The following table summarizes the results of operations for all our acute care operations during 2011 and 2010 which includes our acute care results on a same facility basis, as well as the impact of other items as mentioned below (dollar amounts in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$3,942,469		$3,764,352	
Less: Provision for doubtful accounts	518,512		491,864	
Net revenues	3,423,957	100.0%	3,272,488	100.0%
Operating charges:				
Salaries, wages and benefits	1,507,870	44.0%	1,430,453	43.7%
Other operating expenses	693,897	20.3%	636,897	19.5%
Supplies expense	622,175	18.2%	624,427	19.1%
Depreciation and amortization	190,322	5.6%	171,682	5.2%
Lease and rental expense	52,859	1.5%	53,284	1.6%
Subtotal-operating expenses	3,067,123	89.6%	2,916,743	89.1%
Income from operations	356,834	10.4%	355,745	10.9%
Interest expense, net	3,903	0.1%	3,411	0.1%
Income before income taxes	352,931	10.3%	352,334	10.8%

During 2011, as compared to 2010, net revenues at our acute care hospitals increased 5% or $151 million to $3.42 billion due to an increase in same facility revenues, as discussed above.

Income before income taxes increased $1 million to $353 million or 10.3% of net revenues during 2011 as compared to $352 million or 10.8% of net revenues during 2010. The increase in income before income taxes at our acute care facilities resulted from:

- a $26 million increase at our acute care facilities on a same facility basis, as discussed above;
- a decrease of $32 million resulting from the reductions recorded during 2011 ($10 million) and 2010 ($42 million) to our professional and general liability self-insurance reserves, as discussed above in *Self-Insured Risks,* and;
- an increase of $7 million resulting from the write-off of certain costs during 2010 related to an acute care hospital construction project.

Charity Care and Uninsured Discounts:

A significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from an increase in the number of patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income less than 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, they are not reported in our net revenues or in our accounts receivable, net. We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, they are not reported in our net revenues or in our accounts receivable, net. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care:

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2012, 2011 and 2010:

	(dollar amounts in thousands)					
	2012		2011		2010	
	Amount	%	Amount	%	Amount	%
Charity care	$ 778,268	74%	$804,301	84%	$664,212	82%
Uninsured discounts	267,304	26%	151,447	16%	142,467	18%
Total uncompensated care	$1,045,572	100%	$955,748	100%	$806,679	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities (excluding provision for doubtful accounts) divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the provision for doubtful accounts and uncompensated care provided could have a material unfavorable impact on our future operating results.

	(amounts in thousands)		
	2012	2011	2010
Estimated cost of providing charity care	$131,890	$145,350	$129,820
Estimated cost of providing uninsured discounts related care	45,299	27,363	27,845
Estimated cost of providing uncompensated care	$177,189	$172,713	$157,665

Behavioral Health Care Services

Year Ended December 31, 2012 as compared to the Year Ended December 31, 2011

Behavioral Health Care Facilities-Same Facility Basis

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2012 and 2011 (dollar amounts in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$3,468,314		$3,318,433	
Less: Provision for doubtful accounts	88,925		76,963	
Net revenues	3,379,389	100.0%	3,241,470	100.0%
Operating charges:				
Salaries, wages and benefits	1,678,951	49.7%	1,629,698	50.3%
Other operating expenses	598,006	17.7%	583,967	18.0%
Supplies expense	166,238	4.9%	174,110	5.4%
Depreciation and amortization	91,601	2.7%	85,618	2.6%
Lease and rental expense	32,820	1.0%	31,968	1.0%
Subtotal-operating expenses	2,567,616	76.0%	2,505,361	77.3%
Income from operations	811,773	24.0%	736,109	22.7%
Interest expense, net	1,528	0.0%	1,775	0.1%
Income before income taxes	810,245	24.0%	734,334	22.7%

On a same facility basis during 2012, as compared to 2011, net revenues at our behavioral health care facilities increased 4% or $138 million to $3.38 billion during 2012 as compared to $3.24 billion during 2011. Income before income taxes increased $76 million or 10% to $810 million or 24.0% of net revenues during 2012 as compared to $734 million or 22.7% of net revenues during 2011.

Inpatient admissions to these facilities increased 4.9% during 2012, as compared to 2011, while patient days increased 1.0%. Adjusted admissions increased 5.0% and adjusted patient days increased 1.0% during 2012, as compared to 2011. The average length of patient stay at these facilities was 14.0 days during 2012 and 14.6 days during 2011. The occupancy rate, based on the average available beds at these facilities, was 74% during each of 2012 and 2011. On a same facility basis, net revenue per adjusted admission at these facilities decreased 0.7% during 2012, as compared to 2011, and net revenue per adjusted patient day increased 3.2% during 2012, as compared to 2011.

All Behavioral Health Care Facilities

The following table summarizes the results of operations for all our behavioral health care facilities for 2012 and 2011, including the 9 facilities acquired in October, 2012 from Ascend Health Corporation, as well as the impact of various other items as mentioned below (dollar amounts in thousands):

	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$3,551,511		$3,386,819	
Less: Provision for doubtful accounts	91,370		77,957	
Net revenues	3,460,141	100.0%	3,308,862	100.0%
Operating charges:				
Salaries, wages and benefits	1,717,751	49.6%	1,671,249	50.5%
Other operating expenses	603,700	17.4%	605,432	18.3%
Supplies expense	169,552	4.9%	178,129	5.4%
Depreciation and amortization	94,049	2.7%	88,994	2.7%
Lease and rental expense	34,569	1.0%	34,138	1.0%
Subtotal-operating expenses	2,619,621	75.7%	2,577,942	77.9%
Income from operations	840,520	24.3%	730,920	22.1%
Interest expense, net	1,917	0.1%	1,778	0.1%
Income before income taxes	838,603	24.2%	729,142	22.0%

During 2012, as compared to 2011, net revenues at our behavioral health care facilities increased 5% or $151 million to $3.46 billion during 2012 as compared to $3.31 billion during 2011. The increase in net revenues was attributable to:

- a $138 million increase in same facility revenues, as discussed above;
- a $42 million of net revenues generated at the 9 facilities acquired from Ascend Health Corporation in October, 2012;
- a $13 million of revenues recorded during 2012 representing the 2011 portion of the net Medicaid supplemental reimbursements earned pursuant to the Oklahoma Supplemental Hospital Offset Payment Program as well as similar programs in Ohio and Indiana, and;
- $42 million of other combined decreases resulting primarily from the divestiture of San Juan Capestrano in January, 2012 (pursuant to our agreement with the Federal Trade Commission in connection with our acquisition of PSI).

Income before income taxes increased $109 million or 15% to $839 million or 24.2% of net revenues during 2012, as compared to $729 million or 22.0% of net revenues during 2011. The increase in income before income taxes at our behavioral health facilities was attributable to:

- a $76 million increase at our behavioral health facilities on a same facility basis, as discussed above;
- a $13 million increase resulting from the revenues recorded during 2012 representing the 2011 portion of the net Medicaid supplemental reimbursements earned pursuant to the Oklahoma Supplemental Hospital Offset Payment Program as well as similar programs in Ohio and Indiana;
- the $3 million net favorable effect resulting from reductions to our professional and general liability self-insurance reserves recorded during 2012 ($4 million) and 2011 ($1 million), as discussed above in *Self-Insured Risks*, and;
- a $17 million of other combined net increases, including the income generated at the 9 facilities acquired from Ascend Health Corporation in October, 2012.

Year Ended December 31, 2011 as compared to the Year Ended December 31, 2010

Behavioral Health Care Facilities-Same Facility Basis

The following table summarizes the results of operations for our behavioral health care facilities, on a same facility basis, and is used in the discussions below for the years ended December 31, 2011 and 2010. On November 15, 2010, we acquired PSI which was formerly the largest operator of freestanding inpatient behavioral health care facilities operating inpatient and outpatient facilities in 32 states, Puerto Rico, and the U.S. Virgin Islands. Since the former PSI facilities were acquired by us in mid-November, 2010, for accurate comparability purposes, we have included the patient statistics and financial results for these facilities in our same facility results provided below beginning on December 1st of 2011 and 2010 (dollar amounts in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$1,642,827		$1,543,939	
Less: Provision for doubtful accounts	39,795		35,015	
Net revenues	1,603,032	100.0%	1,508,924	100.0%
Operating charges:				
Salaries, wages and benefits	794,786	49.6%	757,849	50.2%
Other operating expenses	296,254	18.5%	277,864	18.4%
Supplies expense	87,752	5.5%	82,513	5.5%
Depreciation and amortization	40,823	2.5%	36,404	2.4%
Lease and rental expense	17,395	1.1%	17,486	1.2%
Subtotal-operating expenses	1,237,010	77.2%	1,172,116	77.7%
Income from operations	366,022	22.8%	336,808	22.3%
Interest expense, net	180	0.0%	299	0.0%
Income before income taxes	365,842	22.8%	336,509	22.3%

On a same facility basis during 2011, as compared to 2010, net revenues at our behavioral health care facilities increased 6% or $94 million to $1.60 billion during 2011 as compared to $1.51 billion during 2010. Income before income taxes increased $29 million or 9% to $366 million or 22.8% of net revenues during 2011 as compared to $337 million or 22.3% of net revenues during 2010.

Inpatient admissions to these facilities increased 7.7% during 2011, as compared to 2010, while patient days increased 3.4%. Adjusted admissions increased 7.6% and adjusted patient days increased 3.3% during 2011, as compared to 2010. The average length of patient stay at these facilities was 14.2 days during 2011 and 14.8 days during 2010. The occupancy rate, based on the average available beds at these facilities, was 74% during each of 2011 and 2010. On a same facility basis, net revenue per adjusted admission at these facilities decreased 1.1% during 2011, as compared to 2010, and net revenue per adjusted patient day increased 2.9% during 2011, as compared to 2010.

All Behavioral Health Care Facilities

The following table summarizes the results of operations for all our behavioral health care facilities for 2011 and 2010 including newly acquired or recently opened facilities and the favorable effect resulting from reductions to our professional and general liability and workers' compensation self-insurance reserves as discussed in *Self-Insured Risks*. The operating results for the PSI facilities are included in the following table for the eleven-month period ended November 30, 2011 and the period of November 15, 2010 (date of acquisition) through December 31, 2010 (dollar amounts in thousands):

	Year Ended December 31, 2011		Year Ended December 31, 2010	
	Amount	% of Net Revenues	Amount	% of Net Revenues
Net revenues before provision for doubtful accounts	$3,386,819		$1,633,966	
Less: Provision for doubtful accounts	77,957		36,944	
Net revenues	3,308,862	100.0%	1,597,022	100.0%
Operating charges:				
Salaries, wages and benefits	1,671,249	50.5%	806,000	50.5%
Other operating expenses	605,432	18.3%	291,511	18.3%
Supplies expense	178,129	5.4%	87,231	5.5%
Depreciation and amortization	88,994	2.7%	39,025	2.4%
Lease and rental expense	34,138	1.0%	19,795	1.2%
Subtotal-operating expenses	2,577,942	77.9%	1,243,562	77.9%
Income from operations	730,920	22.1%	353,460	22.1%
Interest expense, net	1,778	0.1%	414	0.0%
Income before income taxes	729,142	22.0%	353,046	22.1%

During 2011, as compared to 2010, net revenues at our behavioral health care facilities increased 107% or $1.71 billion to $3.31 billion during 2011 as compared to $1.60 billion during 2010. The increase in net revenues was attributable to:

- a $94 million increase in same facility revenues, as discussed above, and;
- a $1.62 billion increase resulting primarily from the revenues generated at the facilities acquired by us from PSI (represents the increase in revenues for the period of January through November, 2011 as compared to November 15, 2010 to November 30, 2010).

Income before income taxes increased $376 million or 107% to $729 million or 22.0% of net revenues during 2011, as compared to $353 million or 22.1% of net revenues during 2010. The increase in income before income taxes at our behavioral health facilities was attributable to:

- a $29 million increase at our behavioral health facilities on a same facility basis, as discussed above, and;
- a $347 million of other combined net increases, consisting primarily of the income generated at the PSI facilities acquired by us in November, 2010 (represents the increase in income before income taxes generated at these facilities for the period of January through November, 2011 as compared to November 15, 2010 to November 30, 2010).

Sources of Revenue

Overview: We receive payments for services rendered from private insurers, including managed care plans, the federal government under the Medicare program, state governments under their respective Medicaid programs and directly from patients.

Hospital revenues depend upon inpatient occupancy levels, the medical and ancillary services and therapy programs ordered by physicians and provided to patients, the volume of outpatient procedures and the charges or negotiated payment rates for such services. Charges and reimbursement rates for inpatient routine services vary depending on the type of services provided (e.g., medical/surgical, intensive care or behavioral health) and the geographic location of the hospital. Inpatient occupancy levels fluctuate for various reasons, many of which are beyond our control. The percentage of patient service revenue attributable to outpatient services has generally increased in recent years, primarily as a result of advances in medical technology that allow more services to be provided on an outpatient basis, as well as increased pressure from Medicare, Medicaid and private insurers to reduce hospital stays and provide services, where possible, on a less expensive outpatient basis. We believe that our experience with respect to our increased outpatient levels mirrors the general trend occurring in the health care industry and we are unable to predict the rate of growth and resulting impact on our future revenues.

Patients are generally not responsible for any difference between customary hospital charges and amounts reimbursed for such services under Medicare, Medicaid, some private insurance plans, and managed care plans, but are responsible for services not covered by such plans, exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has generally been increasing each year. Indications from recent federal and state legislation are that this trend will continue. Collection of amounts due from individuals is typically more difficult than from governmental or business payors and we continue to experience an increase in uninsured and self-pay patients which unfavorably impacts the collectability of our patient accounts thereby increasing our provision for doubtful accounts and charity care provided.

Since a significant portion of our revenues are derived from facilities located in Nevada, Texas and California, we are particularly sensitive to regulatory, economic, environmental and competition changes in those states. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in those states could have a disproportionate effect on our overall business results.

The following tables show the approximate percentages of net patient revenue during the past three years (excludes sources of revenues for all periods presented for divested facilities which are reflected as discontinued operations in our Consolidated Financial Statements) for: (i) our Acute Care and Behavioral Health Care Facilities Combined; (ii) our Acute Care Facilities, and; (iii) our Behavioral Health Care Facilities. Net patient revenue is defined as revenue from all sources after deducting contractual allowances and discounts from established billing rates, which we derived from various sources of payment for the years indicated.

	Percentage of Net Patient Revenues		
Acute Care and Behavioral Health Care Facilities Combined	**2012**	**2011**	**2010**
Third Party Payors:			
Medicare	24%	24%	27%
Medicaid	15%	17%	15%
Managed Care (HMO and PPOs)	49%	47%	51%
Other Sources	12%	12%	7%
Total	100%	100%	100%

	Percentage of Net Patient Revenues		
Acute Care Facilities	**2012**	**2011**	**2010**
Third Party Payors:			
Medicare	29%	29%	31%
Medicaid	7%	9%	10%
Managed Care (HMO and PPOs)	57%	54%	54%
Other Sources	7%	8%	5%
Total	100%	100%	100%

Behavioral Health Care Facilities	Percentage of Net Patient Revenues		
	2012	2011	2010
Third Party Payors:			
Medicare	19%	18%	18%
Medicaid	23%	25%	26%
Managed Care (HMO and PPOs)	40%	39%	46%
Other Sources	18%	18%	10%
Total	100%	100%	100%

Medicare: Medicare is a federal program that provides certain hospital and medical insurance benefits to persons aged 65 and over, some disabled persons and persons with end-stage renal disease. All of our acute care hospitals and many of our behavioral health centers are certified as providers of Medicare services by the appropriate governmental authorities. Amounts received under the Medicare program are generally significantly less than a hospital's customary charges for services provided. Since a substantial portion of our revenues will come from patients under the Medicare program, our ability to operate our business successfully in the future will depend in large measure on our ability to adapt to changes in this program.

Under the Medicare program, for inpatient services, our general acute care hospitals receive reimbursement under the inpatient prospective payment system ("IPPS"). Under the IPPS, hospitals are paid a predetermined fixed payment amount for each hospital discharge. The fixed payment amount is based upon each patient's Medicare severity diagnosis related group ("MS-DRG"). Every MS-DRG is assigned a payment rate based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. The MS-DRG payment rates are based upon historical national average costs and do not consider the actual costs incurred by a hospital in providing care. This MS-DRG assignment also affects the predetermined capital rate paid with each MS-DRG. The MS-DRG and capital payment rates are adjusted annually by the predetermined geographic adjustment factor for the geographic region in which a particular hospital is located and are weighted based upon a statistically normal distribution of severity. While we generally will not receive payment from Medicare for inpatient services, other than the MS-DRG payment, a hospital may qualify for an "outlier" payment if a particular patient's treatment costs are extraordinarily high and exceed a specified threshold.

MS-DRG rates are adjusted by an update factor each federal fiscal year, which begins on October 1. The index used to adjust the MS-DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services. Generally, however, the percentage increases in the MS-DRG payments have been lower than the projected increase in the cost of goods and services purchased by hospitals.

In July, 2010, the Centers for Medicare and Medicaid Services ("CMS") published its final IPPS 2011 payment rule which provided for a 2.6% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors and annual geographic wage index updates and the documenting and coding adjustments were considered, our overall decrease from the federal fiscal year 2011 rule was 1.1%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS was also required by federal law to reduce the update factor by 0.25% in federal fiscal year 2011.

In August, 2011, CMS published its final IPPS 2012 payment rule which provided for a 3.0% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments and Health Care Reform productivity adjustments are considered, we estimate that our overall increase from the final federal fiscal year 2012 rule was approximately 0.6%. CMS also includes a 2.0% market basket reduction related to prior year documentation and coding adjustments as well as a 1.1% increase related to the correction of a prior year wage index budget neutrality adjustment. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS was also required by federal law to reduce the update factor by 0.10% in federal fiscal year 2012. The projected impact from this IPPS rule noted above reflects all of the adjustments described in this paragraph.

In August, 2012, CMS published its final IPPS 2013 payment rule which provided for a 2.6% market basket increase to the base Medicare MS-DRG blended rate. When statutorily mandated budget neutrality factors, annual geographic wage index updates, documenting and coding adjustments and Health Care Reform mandated adjustments are considered, we estimate our overall increase from the final federal fiscal year 2013 rule (covering the period of October 1, 2012 through September 30, 2013) will approximate 1.8%. This projected impact from the IPPS 2013 final rule reflects all of the adjustments described in this paragraph, however, it excludes the impact of potential reductions related to the Budget Control Act of 2011, as discussed below.

In September, 2007, the "TMA, Abstinence Education, and QI Programs Extension Act of 2007" legislation took effect and scaled back cuts in hospital reimbursement that CMS was set to impose. In federal fiscal years 2010 to 2012, the new law required CMS to make adjustments to the Medicare standardized amounts in these years to reflect the removal of actual aggregate payment increases or decreases for documentation and coding adjustments that occurred during federal fiscal years 2008 and 2009 as compared to the initial CMS estimates. In federal fiscal year 2010, CMS made its initial statutory mandated adjustment under this legislation and continued to do so in subsequent fiscal years to ensure the implementation of MS-DRGs was budget neutral among all affected hospitals.

On January 1, 2005, CMS implemented a new Psychiatric Prospective Payment System ("Psych PPS") for inpatient services furnished by psychiatric hospitals under the Medicare program. This system replaced the cost-based reimbursement guidelines with a per diem Psych PPS with adjustments to account for certain facility and patient characteristics. The Psych PPS also contained provisions for outlier payments and an adjustment to a psychiatric hospital's base payment if it maintains a full-service emergency department. According to the April, 2010 CMS notice, the market basket increase was 2.4% for the period of July 1, 2010 through June 30, 2011. In April, 2011 CMS published its final Psych PPS rule for the fifteen month period July 1, 2011 to September 30, 2012. The market basket increase for this time period is 2.95%, which includes a 0.25% reduction required by the federal Health Care Reform legislation enacted in 2010. In August, 2012 CMS published the federal year 2013 Psych PPS rate notice. The market basket increase for this period is 2.7% less required Health Care Reform legislation reductions totaling 0.8% for a net market basket increase of 1.9%.

In November 2010, CMS published its annual final Medicare Outpatient Prospective Payment System ("OPPS") rule for 2011. The final market basket increase to the OPPS base rate is 2.46%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS is also required by federal law to reduce the update factor by 0.25% in federal fiscal year 2011. When other statutorily required adjustments and hospital patient service mix are considered, the overall Medicare OPPS payment increase for 2011 was approximately 3.2%.

In November, 2011, CMS published its annual final Medicare OPPS rule for 2012. The market basket increase to the OPPS base rate is 3.0%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS is also required by federal law to reduce the update factor by 0.1% in federal fiscal year 2012 and to reduce the annual update by a productivity adjustment which is 1.1%. In the final rule, CMS is also implementing a significant decrease in the 2012 Medicare rates for both hospital-based and community mental health center partial hospitalization programs. When other statutorily required adjustments, hospital patient service mix and the aforementioned partial hospitalization rates are considered, our overall Medicare OPPS payment decrease for 2012 was estimated to be approximately 0.7%. Excluding the behavioral health division partial hospitalization rate impact, our Medicare OPPS payment increase for 2012 was approximately 2.1%.

In November, 2012, CMS published its annual final Medicare OPPS rule for 2013. The market basket increase to the OPPS base rate is 2.6%. In addition, as outlined in the Sources of Revenues and Health Care Reform discussion below, CMS is also required by federal law to reduce the update factor by 0.1% in federal fiscal year 2013 and to reduce the annual update by a productivity adjustment which is 0.7%. In the final rule, CMS is also implementing a significant increase in the 2013 Medicare rates for both hospital-based and community mental health center partial hospitalization programs. When other statutorily required adjustments, hospital patient service mix and the aforementioned partial hospitalization rates are considered, our overall Medicare OPPS payment increase for 2013 is estimated to be 3.5%. Excluding the behavioral health division partial hospitalization rate impact, our Medicare OPPS payment increase for 2013 is estimated to be 1.7%.

In August, 2011, the Budget Control Act of 2011 (the "2011 Act") was enacted into law. Included in this law are the imposition of annual spending limits for most federal agencies and programs aimed at reducing budget deficits by $917 billion between 2012 and 2021, according to a report released by the Congressional Budget Office. Among its other provisions, the law established a bipartisan Congressional committee, known as the Joint Committee, which was responsible for developing recommendations aimed at reducing future federal budget deficits by an additional $1.5 trillion over 10 years. The Joint Committee was unable to reach an agreement by the November 23, 2011 deadline and, as a result, across-the-board cuts to discretionary, national defense and Medicare spending were implemented which, if triggered, would result in Medicare payment reductions of up to 2% per fiscal year (approximately $39 million reduction to our annual Medicare net revenues) with a uniform percentage reduction across all Medicare programs starting in 2013.

On January 2, 2013, the American Taxpayer Relief Act ("ATRA") of 2012 was enacted and included provisions that resulted in the postponement of the aforementioned across-the-board 2% Medicare payment reductions until at least April, 2013. We cannot predict whether Congress will attempt to suspend or restructure the automatic Medicare budget cuts or what other deficit reduction initiatives may be proposed by Congress. The ATRA of 2012 also includes a requirement for CMS to recoup $11 billion from hospitals from Medicare IPPS rates during federal fiscal years 2014 to 2017. The recoupment relates to IPPS documentation and coding adjustments for the period 2008 to 2013 for which adjustments were not previously applied by CMS. The 2014 IPPS proposed rule is scheduled to be published by CMS in May, 2013 which will contain the proposed IPPS reduction percentage for FFY2014. In January, 2013, the Medicare Payment Advisory Commission (MedPAC) indicated that if CMS were to ratably recoup the ATRA of 2012 mandated documentation and coding recoupment from FFYs 2014 to 2017, a 2.4% reduction would be required in each of these federal fiscal years. If implemented in FFYs 2014 to 2017, a 2.4% IPPS reduction would reduce our expected Medicare payment IPPS payment update amount by approximately $18 million annually, commencing in October, 2013.

We entered into an agreement in April, 2012 with the United States Department of Health and Human Services, the Secretary of Health and Human Services, and CMS (referred to collectively as "HHS") that resulted in an aggregate cash payment to us of approximately $36 million which was received during 2012. After reductions for estimated related expenses and the portion attributable to third-party non-controlling ownership interests, this settlement favorably impacted our 2012 pre-tax consolidated financial results by approximately $30 million (recording during the first quarter of 2012). This agreement was part of an industry-wide settlement with HHS related to litigation that was pending for several years contending that acute care hospitals in the U.S. were underpaid from the Medicare inpatient prospective payment system during a number of prior years. The underpayments resulted from calculations related to rural floor budget neutrality adjustments that were implemented in connection with the Balanced Budget Act of 1997.

During March, 2012, CMS issued new Supplemental Security Income ("SSI") ratios utilized for calculating Medicare Disproportionate Share Hospital reimbursements ("Medicare DSH") for federal fiscal years 2006 through 2009. As a result of these new SSI ratios, acute care hospitals are required to recalculate their Medicare DSH for the affected years and record adjustments for differences in estimated reimbursements. In addition, two of our acute care hospitals located in Florida were notified that the respective counties in which they operate were no longer funding the hospitals with certain reimbursements resulting from reductions in federal matching

Inter-Governmental Transfer funds. As a result of the unfavorable adjustments required from the revised SSI ratios, and the write-off of receivables from certain counties located in Florida, our 2012 pre-tax consolidated financial results were unfavorably impacted by an aggregate of approximately $8 million (recorded during the first quarter of 2012, net of the portion attributable to third-party non-controlling ownership interests).

Medicaid: Medicaid is a joint federal-state funded health care benefit program that is administered by the states to provide benefits to qualifying individuals who are unable to afford care. Most state Medicaid payments are made under a PPS-like system, or under programs that negotiate payment levels with individual hospitals. Amounts received under the Medicaid program are generally significantly less than a hospital's customary charges for services provided. In addition to revenues received pursuant to the Medicare program, we receive a large portion of our revenues either directly from Medicaid programs or from managed care companies managing Medicaid. All of our acute care hospitals and most of our behavioral health centers are certified as providers of Medicaid services by the appropriate governmental authorities.

We receive Medicaid revenues in excess of $90 million annually from each of Texas, Pennsylvania, Washington, D.C., Virginia, Illinois and Massachusetts, making us particularly sensitive to reductions in Medicaid and other state based revenue programs (which have been implemented in various forms with respect to our areas of operation in the respective 2013 state fiscal years) as well as regulatory, economic, environmental and competitive changes in those states. In the states in which we operate, based upon the state budgets for the 2012 fiscal year (which generally began at various times during the second half of 2011), we estimate that, on a blended basis, our aggregate Medicaid rates have been reduced by approximately 3% to 4% (or approximately $45 million to $55 million annually) from the average rates in effect during the states' 2011 fiscal years (which generally ended during the third quarter of 2011). Our consolidated results of operations during 2012 and 2011 include the pro rata portion of these Medicaid rate reductions. Based upon the state budgets for the 2013 fiscal year (which generally began at various times during the second half of 2012), we estimate that, on a blended basis, our aggregate Medicaid rates will be reduced by approximately 1% (or approximately $15 million annually) from the average rates in effect during the states' 2012 fiscal years (which generally ended during the third quarter of 2012). We can provide no assurance that further reductions to Medicaid revenues, particularly in the above-mentioned states, will not have a material adverse effect on our future results of operations.

Certain of our acute care hospitals located in various counties of Texas (Hidalgo, Maverick, Potter and Webb) participate in CMS-approved private Medicaid supplemental payment ("UPL") programs. These hospitals also have affiliation agreements with third-party hospitals to provide free hospital and physician care to qualifying indigent residents of these counties. Our hospitals receive both UPL payments from the Medicaid program and indigent care payments from third-party, affiliated hospitals. The UPL payments are contingent on the county or hospital district making an Inter-Governmental Transfer ("IGT") to the state Medicaid program while the indigent care payment is contingent on a transfer of funds from the applicable affiliated hospitals. We recorded net UPL and affiliated hospital indigent care revenues of $25 million during 2012, $31 million during 2011 and $38 million during 2010. If the applicable hospital district or county makes IGTs consistent with 2012 levels, and without giving effect to potential reductions resulting from the February, 2013 THHSC proposed rule, or the potential additional Medicaid UPL revenues related to an affiliation agreement with a government entity, both of which are discussed below, we believe we would be entitled to aggregate net revenues earned pursuant to these programs of approximately $25 million during the state fiscal year state 2013 which ends on September 30, 2013.

For state fiscal year 2013, Texas Medicaid will continue to operate under a CMS-approved Section 1115 five-year Medicaid waiver demonstration program. During the first five years of this program that started in state fiscal year 2012, the Texas Health and Human Services Commission ("THHSC") transitioned away from UPL payments to new waiver incentive payment programs. During the first year of transition, which commenced on October 1, 2011, THHSC made payments to Medicaid UPL recipient providers that received payments during the state's prior fiscal year. During transition years two through five, THHSC will make incentive payments under the program after certain qualifying criteria are met by hospitals. UPL payments are also subject to an aggregate statewide caps based on CMS approved Medicaid waiver amounts. In February, 2013, THHSC proposed a rule that indicates that any required statewide UPL payment reductions will be applied a pro rata basis to all UPL payment recipients. Although our future UPL payments in Texas may be adversely impacted by this proposed rule, we are unable to estimate the potential impact on us since the amount of the statewide pro rata UPL payment reduction, if any, has not yet been determined by THHSC. Beginning in 2013, we may be entitled to additional Medicaid UPL payments pursuant to an indigent care affiliation agreement entered into between a government entity and one of our acute care hospitals located in Texas. Consistent with other Medicaid UPL programs in Texas, these potential additional Medicaid UPL payments will be contingent on voluntary IGTs made by the government entity.

We incur health-care related taxes ("Provider Taxes") imposed by states in the form of a licensing fee, assessment or other mandatory payment which are related to: (i) healthcare items or services; (ii) the provision of, or the authority to provide, the health care items of services, or; (iii) the payment for the health care items or services. Such Provider Taxes are subject to various federal regulations that limit the scope and amount of the taxes that can be levied by states in order to secure federal matching dollars as part of their respective state Medicaid programs. We derive a related Medicaid reimbursement benefit from assessed Provider Taxes in the form of Medicaid claims based payment increases and/or lump sum Medicaid supplemental payments. Including the impact of the Oklahoma, Indiana and Ohio programs that were initiated during 2012, as mentioned below, we earned an aggregate net benefit of approximately $57 million during 2012 (of which $12 million related to 2011) and $26 million during 2011 from Medicaid supplemental payments, after assessed Provider Taxes were considered. We estimate that our aggregate net benefit from Provider Tax programs will approximate $48 million during 2013. The aggregate net benefit is earned from multiple states and therefore no particular state's portion is individually material to our consolidated financial statements. However, Provider Taxes are governed by both federal and state laws and are subject to future legislative changes that, if reduced from current rates in several states, could have a material adverse impact on our consolidated future results of operations.

In January, 2012, the state of Oklahoma was granted federal approval by the Centers for Medicare and Medicaid Services ("CMS") for the Supplemental Hospital Offset Payment Program ("SHOPP") which grants the Oklahoma Health Care Authority the authority to assess a 2.5% fee on certain Oklahoma hospitals and to make Medicaid supplemental payments to hospitals through December 31, 2014, retroactive to July 1, 2011. The state finalized the initial supplemental payment program amounts in March, 2012. Pursuant to the terms and conditions of the SHOPP program during the state's fiscal years of 2012 and 2013, we estimate that we are entitled to annual net reimbursements of approximately $14 million, retroactive to July 1, 2011. Our 2012 pre-tax consolidated financial results were favorably impacted by approximately $21 million in connection with the SHOPP program covering the period of July 1, 2011 through December 31, 2012.

During the second quarter of 2012, new supplemental Medicaid programs were initiated in Indiana and Ohio in which we operate behavioral health care facilities. Our 2012 pre-tax consolidated financial results were favorably impacted by approximately $14 million recorded in connection with these programs which were retroactive to July, 2011.

In California, a Medicaid state plan amendment ("SPA") was submitted to CMS by the state requesting and extension of a prior provider tax and related Medicaid supplemental payment program retroactive to July 1, 2011 through December 31, 2013. In June, 2012, CMS approved a portion of the SPA which did not have a material impact on our 2012 consolidated financial statements. Approval of the additional SPA component related to Medicaid managed care supplemental payments would have a favorable impact on our future results of operations.

State Medicaid Disproportionate Share Hospital Payments: Hospitals that have an unusually large number of low-income patients (i.e., those with a Medicaid utilization rate of at least one standard deviation above the mean Medicaid utilization, or having a low income patient utilization rate exceeding 25%) are eligible to receive a disproportionate share hospital ("DSH") adjustment. Congress established a national limit on DSH adjustments. Although this legislation and the resulting state broad-based provider taxes have affected the payments we receive under the Medicaid program, to date the net impact has not been materially adverse.

Upon meeting certain conditions and serving a disproportionately high share of Texas' and South Carolina's low income patients, five of our facilities located in Texas and one facility located in South Carolina received additional reimbursement from each state's DSH fund. The South Carolina and Texas DSH programs were renewed for each state's 2013 DSH fiscal year (covering the period of October 1, 2012 through September 30, 2013). In February, 2013, the THHSC published a proposed rule that included amounts that are expected to be similar to the 2012 fiscal year program amounts, assuming the Texas DSH program is funded by the public hospitals for the state's 2013 DSH fiscal year. In connection with these DSH programs, included in our financial results was an aggregate of $47 million during 2012, $45 million during 2011 and $54 million during 2010. Assuming that the Texas and South Carolina programs are renewed for each state's 2014 fiscal years, at amounts similar to the 2013 fiscal year estimates, we estimate our aggregate reimbursements pursuant to these programs to be approximately $44 million during 2013. Failure to renew these DSH programs beyond their scheduled termination dates, failure of the public hospitals to provide the necessary IGTs for the states' share of the DSH programs, failure of our hospitals that currently receive DSH payments to qualify for future DSH funds under these programs, or reductions in reimbursements, could have a material adverse effect on our future results of operations.

HITECH Act: In July 2010, the Department of Health and Human Services ("HHS") published final regulations implementing the health information technology ("HIT") provisions of the American Recovery and Reinvestment Act (referred to as the "HITECH Act"). The final regulation defines the "meaningful use" of Electronic Health Records ("EHR") and establishes the requirements for the Medicare and Medicaid EHR payment incentive programs. The final rule established an initial set of standards and certification criteria. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. State Medicaid program participation in this federally funded incentive program is voluntary but we expect that all of the states in which our eligible hospitals operate will ultimately choose to participate. Our acute care hospitals may qualify for these EHR incentive payments upon implementation of the EHR application assuming they meet the "meaningful use" criteria. The government's ultimate goal is to promote more effective (quality) and efficient healthcare delivery through the use of technology to reduce the total cost of healthcare for all Americans and utilizing the cost savings to expand access to the healthcare system.

During 2011, we began implementing EHR applications at certain of our acute care hospitals and will continue to do so, on a hospital-by-hospital basis, until completion which is scheduled to occur by the end of June, 2013. As of December 31, 2012, EHR applications have been implemented at fourteen of our acute care hospitals. Our acute care hospitals will be eligible for Medicare and Medicaid EHR incentive payments upon implementation of the EHR application, assuming they meet the "meaningful use" criteria. As of December 31, 2012, eleven hospitals met the "meaningful use" criteria.

Our 2012 consolidated results of operations includes a favorable pre-tax impact of approximately $3 million consisting of approximately $30 million of EHR incentive income (consisting of $18 million of Medicare incentive income and $12 million of Medicaid incentive income) less approximately $15 million of salaries, wages, benefits and other operating expenses, approximately $13 million of depreciation and amortization expense, plus approximately $1 million of net expense attributable to noncontrolling interests.

As of December 31, 2012, we received an aggregate of approximately $37 million of Medicare ($14 million) and Medicaid ($23 million) EHR incentive payments. These payments, which are/were reflected as deferred EHR incentive income on our consolidated balance sheet (included in other current liabilities), will be/were recorded as EHR incentive income in our consolidated statements of income in the applicable periods pursuant to our EHR incentive income accounting policies, as disclosed above. Upon meeting the "meaningful use" criteria, our hospitals may become entitled to additional Medicaid incentive payments in future periods.

We previously classified approximately $2 million of EHR incentive income as net revenues in our condensed consolidated statements of income for the three and six months ended June 30, 2012. That amount has been reclassified and is now included in the line item "EHR incentive income" in our condensed consolidated statements of income for the year ended December 31, 2012.

Federal regulations require that Medicare EHR incentive payments be computed based on the Medicare cost report that begins in the federal fiscal period in which a hospital meets the applicable "meaningful use" requirements. Since the annual Medicare cost report periods for each of our acute care hospitals ends on December 31st, we will recognize Medicare EHR incentive income for each hospital during the fourth quarter of the year in which the facility meets the "meaningful use" criteria and during the fourth quarter of each applicable subsequent year.

Hospitals that do not qualify as a meaningful user of EHR by 2015 are subject to a reduced market basket update to the IPPS standardized amount in 2015 and each subsequent fiscal year. Although we believe that our acute care hospitals will be in compliance with the EHR standards by 2015, there can be no assurance that all of our facilities will be in compliance and therefore not subject to the penalty provision of the HITECH Act.

Managed Care: A significant portion of our net patient revenues are generated from managed care companies, which include health maintenance organizations, preferred provider organizations and managed Medicare (referred to as Medicare Part C or Medicare Advantage) and Medicaid programs. In general, we expect the percentage of our business from managed care programs to continue to grow. The consequent growth in managed care networks and the resulting impact of these networks on the operating results of our facilities vary among the markets in which we operate. Typically, we receive lower payments per patient from managed care payors than we do from traditional indemnity insurers, however, during the past few years we have secured price increases from many of our commercial payors including managed care companies.

Commercial Insurance: Our hospitals also provide services to individuals covered by private health care insurance. Private insurance carriers typically make direct payments to hospitals or, in some cases, reimburse their policy holders, based upon the particular hospital's established charges and the particular coverage provided in the insurance policy. Private insurance reimbursement varies among payors and states and is generally based on contracts negotiated between the hospital and the payor.

Commercial insurers are continuing efforts to limit the payments for hospital services by adopting discounted payment mechanisms, including predetermined payment or DRG-based payment systems, for more inpatient and outpatient services. To the extent that such efforts are successful and reduce the insurers' reimbursement to hospitals and the costs of providing services to their beneficiaries, such reduced levels of reimbursement may have a negative impact on the operating results of our hospitals.

Other Sources: Our hospitals provide services to individuals that do not have any form of health care coverage. Such patients are evaluated, at the time of service or shortly thereafter, for their ability to pay based upon federal and state poverty guidelines, qualifications for Medicaid or other state assistance programs, as well as our local hospitals' indigent and charity care policy. Patients without health care coverage who do not qualify for Medicaid or indigent care write-offs are offered substantial discounts in an effort to settle their outstanding account balances.

Medicaid Emergency Psychiatric Demonstration: The Affordable Care Act established the Medicaid Emergency Psychiatric Demonstration Project Act which created a three-year $75 million demonstration program to allow coverage for adults in freestanding psychiatric facilities. This proposal allows states to remove the Medicaid Institution for Mental Disease (IMD) exclusion for Medicaid patients between the ages of 21-64 who are receiving care in freestanding non-governmental psychiatric hospitals to stabilize their emergency psychiatric condition.

Sources of Revenues and Health Care Reform: Given increasing budget deficits, the federal government and many states are currently considering additional ways to limit increases in levels of Medicare and Medicaid funding, which could also adversely affect future payments received by our hospitals. In addition, the uncertainty and fiscal pressures placed upon the federal government as a result of, among other things, the War on Terrorism, economic recovery stimulus packages, responses to natural disasters, the expansion of a Medicare drug benefit and the federal budget deficit in general may affect the availability of federal funds to provide additional relief in the future. We are unable to predict the effect of future policy changes on our operations.

In March, 2010, the Health Care and Education Reconciliation Act of 2010 (H.R. 4872, P.L. 111-152), (the "Reconciliation Act") and the Patient Protection and Affordable Care Act (P.L. 111-148), (the "Affordable Care Act"), were enacted into law and created significant changes to health insurance coverage for U.S. citizens as well as material revisions to the federal Medicare and state Medicaid programs. Medicare, Medicaid and other health care industry changes which are scheduled to be implemented at various times during this decade are noted below.

Immediate Medicare Reductions:

The Reconciliation Act reduced the market basket update for inpatient and outpatient hospitals and inpatient behavioral health facilities by 0.25% in each of 2010 and 2011 and by 0.10% in 2012. Further, the Affordable Care Act implements certain reforms to Medicare Advantage payments, effective in 2011.

Future Medicare Reductions:

Future changes to the Medicare program include:

- A Medicare shared savings program (effective 2012)
- A hospital readmissions reduction program (effective 2012)
- A national pilot program on payment bundling (effective 2013)
- A value-based purchasing program for hospitals (effective 2012)
- Reduction to Medicare disproportionate share hospital ("DSH") payments (effective 2014)

During 2012, we recorded $107 million in Medicare DSH payments from the Medicare traditional fee for service ("FFS") program. We expect that CMS will publish a proposed rule during the second quarter of 2013 that implements the above-mentioned reduction to Medicare DSH payments pursuant to the Affordable Care Act. Although we are not yet able to quantify the ultimate impact of these reductions on our future results of operations, based on our preliminary internal projections, we estimate that this provision could reduce our annual Medicare FFS DSH payments by 40% to 50% starting October 1, 2013.

Medicaid Revisions:

- Expanded Medicaid eligibility and related special federal payments (effective 2014)
- Reduction to Medicaid DSH (effective 2014)

Health Insurance Revisions:

- Large employer insurance reforms (effective 2014)
- Individual insurance mandate and related federal subsidies (effective 2014)
- Federally mandated insurance coverage reforms (2010 and forward)

Although the above-mentioned Medicare market basket reductions implemented in 2010 did not have a material impact on our results of operations to date, we are unable to estimate the future impact of the other legislative changes as outlined above.

Value-Based Purchasing:

There is a trend in the healthcare industry toward value-based purchasing of healthcare services. These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided by facilities. Governmental programs including Medicare and Medicaid currently require hospitals to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events. Many large commercial payers currently require hospitals to report quality data, and several commercial payers do not reimburse hospitals for certain preventable adverse events.

The Affordable Care Act contains a number of provisions intended to promote value-based purchasing. The Affordable Care Act prohibits the use of federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat hospital acquired conditions ("HAC"). Beginning in FFY 2015, hospitals that fall into the top 25% of national risk-adjusted HAC rates for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments. Hospitals with excessive readmissions for conditions designated by HHS will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard.

The Affordable Care Act also required HHS to implement a value-based purchasing program for inpatient hospital services which became effective on October 1, 2012. The Affordable Care Act requires HHS to reduce inpatient hospital payments for all discharges by a percentage beginning at 1% in FFY 2013 and increasing by 0.25% each fiscal year up to 2% in FFY 2017 and subsequent years. HHS will pool the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by HHS. HHS will determine the amount each hospital that meets or exceeds the quality performance standards will receive from the pool of dollars created by these payment reductions.

Accountable Care Organizations:

The Affordable Care Act requires HHS to establish a Medicare Shared Savings Program that promotes accountability and coordination of care through the creation of accountable care organizations ("ACOs"). The ACO program allows providers (including hospitals), physicians and other designated professionals and suppliers to voluntarily work together to invest in infrastructure and redesign delivery processes to achieve high quality and efficient delivery of services. The program is intended to produce savings as a result of improved quality and operational efficiency. ACOs that achieve quality performance standards established by HHS will be eligible to share in a portion of the amounts saved by the Medicare program.

In addition to statutory and regulatory changes to the Medicare and each of the state Medicaid programs, our operations and reimbursement may be affected by administrative rulings, new or novel interpretations and determinations of existing laws and regulations, post-payment audits, requirements for utilization review and new governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments to our facilities. The final determination of amounts we receive under the Medicare and Medicaid programs often takes many years, because of audits by the program representatives, providers' rights of appeal and the application of numerous technical reimbursement provisions. We believe that we have made adequate provisions for such potential adjustments. Nevertheless, until final adjustments are made, certain issues remain unresolved and previously determined allowances could become either inadequate or more than ultimately required.

Finally, we expect continued third-party efforts to aggressively manage reimbursement levels and cost controls. Reductions in reimbursement amounts received from third-party payors could have a material adverse effect on our financial position and our results of operations.

Other Operating Results

Combined revenues from our surgical hospitals, ambulatory surgery centers and radiation oncology centers were $16 million during 2012, $15 million during 2011 and $17 million during 2010. Combined income/(loss) before income taxes earned in connection with the revenues mentioned above was ($2 million) during 2012, $2 million during 2011 and $5 million during 2010.

Interest Expense

Below is a schedule of our interest expense during 2012, 2011 and 2010 (amounts in thousands):

	2012	2011	2010
Revolving credit & demand notes	$ 5,766	$ 6,675	$ 3,813
$200 million, 6.75% Senior Notes due 2011 (a.)	—	11,822	13,510
$400 million, 7.125% Senior Notes due 2016	28,496	28,496	28,496
$250 million, 7.00% Senior Notes due 2018	17,500	17,500	4,472
Term loan facility A (c.)	22,298	27,176	4,939
Term loan facility B (c.)	48,208	64,588	11,548
Term loan facility A2 (c.)	5,204	—	—
Accounts receivable securitization program	2,662	2,728	864
Subtotal-revolving credit, demand notes, Senior Notes, term loan facilities and accounts receivable securitization program	130,134	158,985	67,642
Interest rate swap expense, net	20,628	8,255	5,956
Amortization of financing fees	27,107	28,255	3,729
Other combined interest expense	6,800	5,908	4,512
$590 million, 7.75% Notes from PSI (b.)	—	—	3,810
Capitalized interest on major projects	(5,666)	(447)	(7,641)
Interest income	(85)	(164)	(391)
Interest expense, net	$178,918	$200,792	$77,617

(a.) The $200 million, 6.75% Senior Notes matured on November 15, 2011 and were repaid utilizing funds borrowed under our revolving credit facility.

(b.) Pursuant to the terms of these notes, which were assumed by us in connection with the acquisition of PSI, notice of redemption was provided by us as of the acquisition date and the indenture was satisfied and discharged and these notes were subsequently redeemed on December 15, 2010 utilizing borrowed funds which were held in escrow from November 15, 2010 to the date of redemption.

(c.) In September, 2012, we entered into a Second Amendment to our credit agreement, dated as of November 15, 2010, as amended on March 15, 2011. The Second Amendment provides for a new $900 million Term Loan-A ("Term Loan A2") with a final maturity date of August 15, 2016 and extends the maturity date on the majority of the existing revolving credit facility and Term Loan-A by nine months to mature on August 15, 2016. The Second Amendment also provides for increased flexibility for refinancing and certain other modifications but substantially all other terms of the Credit Agreement as previously amended, including interest rates, remain unchanged. We used $700 million of the proceeds from the new Term Loan A2 to extinguish a portion of our higher priced, existing Term Loan-B facility. The remainder of the new Term Loan A2 was used to pay transaction related fees and expenses and to repay other floating rate debt.

Interest expense decreased $22 million during 2012 to $179 million as compared to $201 million during 2011. The decreased interest expense during 2012 was due primarily to: (i) a $29 million decrease in interest expense due primarily to a decrease in our average effective borrowing rate (due in part to the repayment of the $200 million, 6.75% Senior Notes in November, 2011, utilizing borrowings pursuant to our revolving credit agreement which are borrowed at a lower interest rate and, as mentioned above in (a.)), the extinguishment (during the third quarter of 2012) of $700 million of borrowings pursuant to our Term Loan B with proceeds from the new Term Loan A2 which are borrowed at a lower interest rate; (ii) a $5 million decrease in interest expense due to an increase in interest being capitalized on major construction projects, partially offset by; (iii) a $12 million increase in interest expense due to an increase in our net interest rate swap expense.

The aggregate average outstanding borrowings under our credit agreement (consisting of the revolving credit, Term Loan A, Term Loan B and Term Loan A2 facilities), demand notes and accounts receivable securitization program were $2.9 billion during each of 2012 and 2011. The average effective interest rate on these facilities, including amortization of deferred financing costs and original issue discounts and designated interest rate swap expense was 4.5% during 2012 and 4.6% during 2011. The average effective interest rate on these facilities, excluding the amortization of deferred financing costs and original issue discounts and designated interest rate swap expense was 2.9% during 2012 and 3.4% during 2011.

Interest expense increased $123 million during 2011 to $201 million as compared to $78 million during 2010. This increase was due primarily to: (i) the increased average outstanding borrowings resulting from the borrowed funds utilized to finance our purchase of PSI in November, 2010; (ii) the increased interest expense incurred during 2011 on the $250 million, 7.00% senior notes issued in September, 2010, and; (iii) the increased expense resulting from the amortization of deferred financing costs incurred on the various debt facilities utilized to finance the purchase of PSI.

During 2011, the aggregate average outstanding borrowings under our credit agreement (consisting of the revolving credit, Term Loan A and Term Loan B facilities), demand notes and accounts receivable securitization program were $2.9 billion as compared to $610 million during 2010. The average effective interest rate on these facilities, including the amortization of deferred financing costs and original issue discounts and designated interest rate swap expense was 4.6% during 2011 and 5.0% during 2010. The average effective interest rate on these facilities, excluding the amortization of deferred financing costs and original issue discounts and designated interest rate swap expense was 3.4% during each of 2011 and 2010.

Transaction Costs

During 2012, we incurred approximately $6 million of transaction costs in connection with our acquisition of 9 behavioral health facilities acquired from Ascend Health Corporation in October, 2012. These costs consisted primarily of legal, investment banking and consulting fees.

During 2010, we incurred $53 million of transaction costs in connection with our acquisition of PSI in November, 2010, consisting of the following:

	Amount (000s)
Severance and related expenses for PSI senior executives and other former employees	$24,381
Legal and consulting fees	14,287
Investment banking fees	9,154
Other combined transaction costs	5,398
Total transaction costs	$53,220

Provision for Income Taxes and Effective Tax Rates

The effective tax rates, as calculated by dividing the provision for income taxes by income before income taxes, were as follows for each of the years ended December 31, 2012, 2011 and 2010 (dollar amounts in thousands):

	2012	2011	2010
Provision for income taxes	$274,616	$247,466	$152,302
Income before income taxes	763,663	696,336	428,097
Effective tax rate	36.0%	35.5%	35.6%

Outside owners hold various noncontrolling, minority ownership interests in seven of our acute care facilities and one behavioral health care facility. Each of these facilities are owned and operated by limited liability companies ("LLC") or limited partnerships ("LP"). As a result, since there is no income tax liability incurred at the LLC/LP level (since it passes through to the members/partners), the net income attributable to noncontrolling interests does not include any income tax provision/benefit. When computing the provision for income taxes, as reflected on our consolidated statements of income, the net income attributable to noncontrolling interests is deducted from income before income taxes since it represents the third-party members'/partners' share of the income generated by the joint-venture entities. In addition to providing the effective tax rates, as indicated above (as calculated from dividing the provision for income taxes by the income before income taxes as reflected on the consolidated statements of income), we believe it is helpful to our investors that we also provide our effective tax rate as calculated after giving effect to the portion of our pre-tax income that is attributable to the third-party members/partners.

The effective tax rates, as calculated by dividing the provision for income taxes by the difference in income before income taxes, minus net income attributable to noncontrolling interests, were as follows for each of the years ended December 31, 2012, 2011 and 2010 (dollar amounts in thousands):

	2012	2011	2010
Provision for income taxes	$274,616	$247,466	$152,302
Income before income taxes	763,663	696,336	428,097
Less: Net income attributable to noncontrolling interests	(45,601)	(50,703)	(45,612)
Income before income taxes and after net income attributable to noncontrolling interests	718,062	645,633	382,485
Effective tax rate	38.2%	38.3%	39.8%

The impact of the discrete tax items did not have a material impact on our provision for income taxes during 2012 or 2011.

Impacting the effective tax rates during 2010 were the following items: (i) $5 million unfavorable discrete tax item recorded to adjust the non-deductible portion of certain transaction costs incurred during 2010 in connection with our acquisition of PSI; (ii) a $4 million unfavorable discrete tax item recorded to adjust for the non-deductible, $9 million charge incurred from split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife, partially offset by; (iii) a $4 million favorable discrete tax item recorded during 2010 to adjust the estimated non-deductible portion of the previously disclosed South Texas Health System settlement with the government based upon the final agreement.

Discontinued Operations

In October of 2012, we completed the divestiture of Auburn Regional Medical Center ("Auburn"), a 159-bed acute care hospital located in Auburn, Washington, for total cash proceeds of approximately $93 million. This divestiture resulted in a pre-tax gain of $26 million which was included in our 2012 consolidated financial statements.

In connection with the receipt of antitrust clearance from the Federal Trade Commission ("FTC") in connection with our acquisition of Ascend Health Corporation in October of 2012, we agreed to certain conditions, including the divestiture, within approximately six months, of Peak Behavioral Health Services ("Peak"), a 104-bed behavioral health care facility located in Santa Teresa, New Mexico. The revenues of Peak were approximately $18 million and $14 million during 2012 and 2011, respectively.

In connection with the receipt of antitrust clearance from the FTC in connection with our acquisition of PSI in November, 2010, we agreed to divest three former PSI facilities as well as one of our legacy behavioral health facilities in Puerto Rico. Pursuant to the terms of our agreement with the FTC, we divested:

- in July, 2011, the MeadowWood Behavioral Health System, a 58-bed facility located in New Castle, Delaware;
- in December, 2011, the Montevista Hospital (101-bed) and Red Rock Hospital (21-bed), both of which are located in Las Vegas, Nevada, and;
- in January, 2012, the Hospital San Juan Capestrano, a 108-bed facility located in Rio Piedras, Puerto Rico.

The operating results for Auburn, Peak and the three former PSI facilities located in Delaware and Nevada are reflected as discontinued operations during our period of ownership during each of the years presented herein. Since the aggregate income from discontinued operations before income tax expense for these facilities is not material to our consolidated financial statements, it is included as a reduction to other operating expenses. As reflected on the table below, the aggregate pre-tax net gain on the divestiture of Auburn, which was recorded during 2012, was approximately $26 million. The aggregate pre-tax net gain on the divestiture of San Juan Capestrano in January, 2012 did not have a material impact on our consolidated results of operations during 2012. Assets and liabilities for Peak are reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2012, and the assets and liabilities for the Hospital San Juan Capestrano were reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2011.

The following table shows the results of operations for Auburn and Peak and the former PSI facilities located in Delaware and Nevada, on a combined basis, which were reflected as discontinued operations during our period of ownership for each of the years presented herein (amounts in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net revenues	$95,226	$159,218	$126,218
Income from discontinued operations	(3,472)	10,422	12,109
Gain on divestiture	26,419	442	0
Income from discontinued operations, before income tax expense	22,947	10,864	12,109
Income tax expense	(8,688)	(4,113)	(4,483)
Income from discontinued operations, net of income tax expense	$14,259	$ 6,751	$ 7,626

Effects of Inflation and Seasonality

Seasonality—Our acute care services business is typically seasonal, with higher patient volumes and net patient service revenue in the first and fourth quarters of the year. This seasonality occurs because, generally, more people become ill during the winter months, which results in significant increases in the number of patients treated in our hospitals during those months.

Inflation—Inflation has not had a material impact on our results of operations over the last three years. However, since the healthcare industry is very labor intensive and salaries and benefits are subject to inflationary pressures, as are supply and other costs, we cannot predict the impact that future economic conditions may have on our ability to contain future expense increases. Our ability to pass on increased costs associated with providing healthcare to Medicare and Medicaid patients is limited due to various federal, state and local laws which have been enacted that, in certain cases, limit our ability to increase prices. We believe, however, that through adherence to cost containment policies, labor management and reasonable price increases, the effects of inflation on future operating margins should be manageable.

Liquidity

Year ended December 31, 2012 as compared to December 31, 2011:

Net cash provided by operating activities

Net cash provided by operating activities was $815 million during 2012 and $718 million during 2011. The net increase of $97 million was primarily attributable to the following:

- a favorable change of $60 million due to an increase in net income plus/minus depreciation and amortization expense, stock-based compensation expense, write-off of deferred charges related to extinguished debt and gains/losses on sales of assets and businesses;
- a $75 million unfavorable change in accrued and deferred income taxes due primarily to the 2011 income tax payments being favorably impacted/reduced by an income tax overpayment relating to 2010;
- a $64 million favorable change in accounts receivable;
- a $57 million favorable change in other working capital accounts due primarily to the timing of accounts payable and accrued compensation payments;
- a $13 million unfavorable change accrued insurance expense, net of payments made in settlement of self-insurance claims, due primarily to the above-mentioned reductions to our professional and general liability self-insurance reserves recorded during 2012 and 2011 ($27 million recorded during 2012 as compared to $11 million recorded during 2011), and;
- $4 million of other combined net favorable changes.

Days sales outstanding ("DSO"): Our DSO are calculated by dividing our net revenue by the number of days in the year. The result is divided into the accounts receivable balance the end of the year. Our DSO were 56 days at December 31, 2012, 51 days at December 31, 2011 and 47 days at December 31, 2010.

Contributing to the increase in our DSO as of December 31, 2012, as compared to December 31, 2011, was an increase in receivables from the state of Illinois. As of December 31, 2012, our accounts receivable includes $70 million due from Illinois ($54 million as of December 31, 2011), the collection of which has been delayed due to budgetary and funding pressures experienced by the state. Although as of December 31, 2012 approximately $51 million of the receivables due from Illinois have been outstanding in excess of 60 days ($41 million as of December 31, 2011), and a large portion will likely remain outstanding for the foreseeable future, we expect to eventually collect all amounts due to us and therefore no related reserves have been established in our consolidated financial statements. However, we can provide no assurance that we will eventually collect all amounts due to us from Illinois. Failure to ultimately collect all outstanding amounts due from Illinois would have an adverse impact on our future consolidated results of operations and cash flows. Excluding the $51 million and $41 million of receivables from Illinois that have been outstanding in excess of 60 days as of December 31, 2012 and December 31, 2011, respectively, our DSO were 54 days and 49 days at December 31, 2012 and 2011, respectively.

Net cash used in investing activities

Net cash used in investing activities was $790 million during 2012 as compared to $286 million during 2011.

2012:

The $790 million of net cash used in investing activities during 2012 consisted of $363 million spent on capital expenditures, $528 million spent on acquisitions, $149 million received from the sale of assets and businesses, $54 million spent in connection with the purchase and implementation of an electronic health records application ("EHR"), and $6 million received from a deposit returned to us in connection with the termination of an agreement to purchase an acute care hospital located in Texas. Please see *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations-Medicare* for additional disclosure related to the EHR application.

2012 Capital Expenditures:

During 2012, we spent $363 million to finance capital expenditures, including the following:

- construction costs related to multiple expansion and renovation projects at various existing acute care hospitals and behavioral health facilities;
- construction costs related to the newly constructed Temecula Valley Hospital, a 140-bed acute care hospital located in Temecula, California which is scheduled to be completed and opened in late-2013, and;
- capital expenditures for equipment at various existing facilities.

2012 Acquisitions of Assets and Businesses:

During 2012, we spent $528 million to acquire the following assets and businesses:

- spent $503 million to acquire 9 behavioral health care facilities from Ascend Health Corporation in October, 2012, and;
- spent $25 million in connection with the acquisition of physician practices and various real property.

2012 Divestiture of Assets and Businesses:

During 2012, we received $149 million from the divestiture of assets and businesses, including the following:

- received $93 million for the sale of Auburn Regional Medical Center, a 159-bed acute care hospital located in Auburn, Washington (sold in October);
- received $50 million for the sale of the Hospital San Juan Capestrano, a 108-bed acute care hospital located in Rio Piedras, Puerto Rico (sold in January pursuant to our above-mentioned agreement with the FTC in connection with our acquisition of PSI in November, 2010), and;
- received an aggregate of $6 million for the sale of the real property of two non-operating behavioral health facilities and our majority ownership interest in an outpatient surgery center located in Puerto Rico.

2011:

The $286 million of net cash used in investing activities during 2011 consisted of $286 million spent on capital expenditures, $29 million spent on acquisitions, $68 million received from the sale of assets and businesses and $38 million spent in connection with the purchase and implementation of EHR applications.

2011 Capital Expenditures:

During 2011, we spent $286 million to finance capital expenditures, including the following:

- construction costs related to multiple projects at various existing acute care hospitals and behavioral health facilities including capacity expansion;
- construction costs related to the newly constructed Temecula Valley Hospital, and;
- capital expenditures for equipment at various existing facilities.

2011 Acquisitions of Assets and Businesses:

- we spent $29 million during 2011, excluding the assumption of $17 million of third-party debt, to: (i) acquire the real property of administrative/office buildings located in Pennsylvania, Tennessee and Washington, D.C.; (ii) fund a deposit related to a potential acute care hospital acquisition which was returned in 2012 upon cancellation of the agreement, and; (iii) purchase a cardiology practice in Texas.

2011 Divestiture of Assets and Businesses:

During 2011, we received $68 million from the divestiture of assets and businesses, including the following:

- the divestitures of three behavioral health facilities located in Delaware and Nevada (MeadowWood Behavioral Health System, Montevista Hospital and Red Rock Hospital) which were divested pursuant to our above-mentioned agreement with the FTC in connection with our acquisition of PSI, and;
- the sale of the real property of a closed acute care hospital and our ownership interest in a radiation oncology center joint-venture.

Net cash used in/provided by financing activities

Net cash used in financing activities was $43 million during 2012 and $421 million during 2011.

2012:

The $43 million of net cash used in financing activities consisted of the following:

- spent $850 million on net repayments of debt due to repayments pursuant to our Term Loan A ($36 million), Term Loan B ($713 million), revolving credit ($91 million), Term Loan A2 ($6 million) and other debt facilities ($4 million);
- generated $914 million of proceeds from $900 million of borrowings pursuant to our new Term Loan A2 facility, as discussed below, $9 million of borrowings pursuant to our accounts receivable securitization program and $5 million of borrowings pursuant to a short-term, on-demand facility;
- spent $27 million to pay profit distributions related to noncontrolling interests in majority owned businesses;
- spent $19 million to repurchase shares of our Class B Common Stock (in connection with income tax withholdings related to employee stock-based incentive compensation programs);
- spent $58 million to pay quarterly cash dividends of $.05 per share and a special dividend of $.40 per share in December, 2012;
- spent $8 million in financing costs in connection with the amendment to our credit facility (which includes our existing revolving credit agreement, Term Loan A and Term Loan B facilities and our new Term Loan A2 facility) which was completed during in March, 2012, as discussed below, and;
- generated $5 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans.

2011:

The $421 million of net cash used in financing activities consisted of the following:

- spent $382 million on debt repayments consisting primarily of $200 million paid to extinguish 6.75% senior notes upon their maturity in November, 2011, $141 million paid to repay a portion of outstanding borrowing under our Term Loan B facility, $26 million paid to repay a portion of outstanding borrowings under our Term Loan A facility, and $15 million paid to reduced outstanding borrowings of other combined debt;

- generated $98 million of proceeds from additional net borrowings made pursuant to our revolving credit and demand notes and accounts receivable securitization program;
- spent $60 million to repurchase 1.6 million shares of our Class B Common Stock;
- spent $38 million to fund profit distributions to noncontrolling interests;
- spent $24 million on financing costs in connection with an amendment to our credit agreement (which includes our revolving credit agreement, Term Loan A and Term Loan B facilities) which was completed in March, 2011;
- spent $19 million to pay a $.05 per share quarterly dividend, and;
- generated $5 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans.

Year ended December 31, 2011 as compared to December 31, 2010:

Net cash provided by operating activities

Net cash provided by operating activities was $718 million during 2011 as compared to $501 million during 2010. The net increase of $217 million was primarily attributable to the following:

- a favorable change of $247 million due to an increase in net income plus depreciation and amortization expense and stock-based compensation less gains on sales of assets;
- a $158 million unfavorable change in accounts receivable, as discussed below;
- an $86 million favorable change in accrued and deferred income taxes due primarily to reductions to the 2011 federal and state income tax payments resulting from income tax overpayments relating to 2010;
- a $31 million favorable change in accrued insurance expense, net of commercial premiums paid, due primarily to the above-mentioned reductions to our professional and general liability self-insurance reserves recorded during 2011 and 2010 ($11 million recorded during 2011 as compared to $49 million recorded during 2010);
- a $26 million favorable change in other assets and deferred charges;
- a $12 million unfavorable change in accrued interest, and;
- $3 million of other combined net unfavorable changes.

Our net accounts receivable balance as of December 31, 2011 increased approximately $135 million over the balance as of December 31, 2010 (excluding the impact of acquisitions and divestitures). The increase was due primarily to: (i) increased revenues experienced by both our acute care and behavioral health care facilities during 2011 as a result of increases in adjusted patient days (adjusted for outpatient activity) and revenue per adjusted day, and; (ii) an increase in other receivables including state-based revenue program receivables in certain states, most particularly Illinois, which, as discussed above, had $54 million of receivables outstanding as of December 31, 2011 resulting from state budgetary and funding pressures.

Net cash used in investing activities

Net cash used in investing activities was $286 million during 2011 as compared to $2.19 billion during 2010. The factors contributing to the $286 million of net cash used in investing activities during 2011 are detailed above.

2010:

The $2.19 billion of net cash used in investing activities during 2010 consisted of $1.96 billion spent on the acquisition of PSI in November, 2010, $239 million spent on capital expenditures, $21 million received from the sale of assets and businesses and $18 million spent in connection with the purchase and implementation of EHR applications.

2010 Acquisitions of Assets and Businesses:

- we spent $1.96 billion in November, 2010, excluding the assumption of $1.08 billion of PSI's debt, to acquire 105 inpatient and outpatient behavioral health facilities located in 32 states, Puerto Rico and the U.S. Virgin Islands. In connection with this transaction, $1.05 billion of PSI's outstanding borrowings were repaid utilizing funds borrowed under our $3.45 billion credit agreement, as discussed herein.

2010 Capital Expenditures:

During 2010, we spent $239 million to finance capital expenditures, including the following:

- construction costs related to the newly constructed Palmdale Regional Medical Center, a 121-bed acute care hospital located in Palmdale, California which was completed and opened in December, 2010;
- construction costs related to multiple projects in process to add capacity to our busiest behavioral health facilities, and;
- capital expenditures for equipment, renovations and new projects at various existing facilities.

2010 Divestiture of Assets and Businesses:

During 2010, we received $21 million from the divestiture of assets and businesses, including the following:

- the divestiture of our minority ownership interest in a healthcare technology company and sale of a portion of our ownership interest in an outpatient surgery center, and;
- the sale of the real property of Methodist Hospital located in Louisiana that was severely damaged and closed in 2005 as a result of Hurrican Katrina.

Net cash used in/provided by financing activities

Net cash used in financing activities was $421 million during 2011 as compared to $1.71 billion of net cash provided by financing activities during 2010. The factors contributing to the $421 million of net cash used in financing activities during 2011 are detailed above.

2010:

The $1.71 billion of net cash provided by financing activities consisted of the following:

- generated $2.803 billion of proceeds from borrowings pursuant to our $3.45 billion credit agreement (net of $32 million of original issue discounts);
- generated $204 million of proceeds from borrowings pursuant to our accounts receivable securitization program;
- generated $250 million of proceeds from the issuance of $250 million of 7.00% senior notes that mature in October, 2018;
- generated $9 million of proceeds from other combined new borrowings;
- spent $1.392 billion on debt repayments consisting primarily of $1.05 billion paid to extinguish debt acquired in connection with our acquisition of PSI and $339 million paid to repay outstanding

borrowings under our previously existing revolving credit facility and accounts receivable securitization program;

- spent $101 million on financing costs on the various new debt facilities mentioned above;
- spent $12 million to repurchase 294,000 shares of our Class B Common Stock;
- spent $19 million to pay a $.05 per share quarterly dividend;
- spent $32 million to fund profit distributions to noncontrolling interests, and;
- generated $13 million from the issuance of shares of our Class B Common Stock pursuant to the terms of employee stock purchase plans.

2013 Expected Capital Expenditures:

During 2013, we expect to spend approximately $360 million to $385 million on capital expenditures which includes expenditures for capital equipment, renovations, new projects at existing hospitals and construction of new facilities. Approximately $145 million of our 2013 expected capital expenditures relates to completion of projects that are in progress as of December 31, 2012. We believe that our capital expenditure program is adequate to expand, improve and equip our existing hospitals. We expect to finance all capital expenditures and acquisitions with internally generated funds and/or additional funds, as discussed below.

Capital Resources

Credit Facilities and Outstanding Debt Securities

On September 21, 2012, we entered into a second amendment ("Second Amendment") to our credit agreement, dated as of November 15, 2010, as amended on March 15, 2011, with several banks and other financial institutions ("Credit Agreement"). The Second Amendment, provides for a new $900 million Term Loan-A ("Term Loan A2") at the same interest rates as our existing Term Loan A and a final maturity date of August 15, 2016. The Second Amendment also provides for the extension of the maturity date on approximately $777 million of our existing $800 million revolving credit facility, and $943 million of our existing Term Loan-A facility, by nine months to mature on August 15, 2016. Approximately $23 million of our revolving credit facility commitment and $45 million of our existing Term Loan-A was not extended and is scheduled to mature on November 15, 2015. The Second Amendment also provides for increased flexibility for refinancing and certain other modifications but substantially all other terms of the Credit Agreement, dated as of November 15, 2010 and as previously amended in March, 2011, including interest rates, remain unchanged.

On September 21, 2012, we used $700 million of the proceeds from the new Term Loan-A2 facility to extinguish a portion of our higher priced, Term Loan-B facility. Current pricing under the new Term Loan-A2 facility is 1% lower than the Term Loan-B facility and does not include a LIBOR Floor whereas the Term Loan-B facility has a 1% LIBOR Floor. During the third quarter of 2012, in connection with the extinguishment of a portion of our Term Loan-B facility, we recorded a pre-tax charge of $29 million to write-off the related portion of the Term Loan-B deferred financing costs.

The Credit Agreement, as amended on September 21, 2012, is a senior secured facility which provides for an initial aggregate commitment amount of $3.43 billion, comprised of an $800 million revolving credit facility, a $988 million Term Loan-A facility, a $746 million Term Loan-B facility and a $900 million Term Loan-A2 facility. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by substantially all of the assets of the Company and our material subsidiaries and guaranteed by our material subsidiaries.

Borrowings under the Credit Agreement bear interest at either (1) the ABR rate which is defined as the rate per annum equal to, at our election: the greatest of (a) the lender's prime rate, (b) the weighted average of the federal funds rate, plus 0.5% and (c) one month Eurodollar rate plus 1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.50% to 1.25% for revolving credit, Term Loan-A and Term Loan- A2 borrowings and 1.75% to 2.00% for Term Loan B borrowings or (2) the one, two, three or six month Eurodollar rate (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.50% to 2.25% for revolving credit, Term Loan-A and Term Loan- A2 borrowings and ranging from 2.75% to 3.00% for Term Loan-B borrowings. The current applicable margins are 0.75% for ABR-based loans, 1.75% for Eurodollar-based loans under the revolving credit, Term Loan-A and Term Loan-A2 facilities and 2.75% under the Term Loan-B facility. The minimum Eurodollar rate for the Term Loan-B facility is 1.00% ("LIBOR Floor").

As of December 31, 2012, we had $574 million of available borrowing capacity pursuant to the terms of our $800 million revolving credit facility, net of $164 million of outstanding borrowings (including borrowings outstanding pursuant to a short-term, on-demand credit facility) and $62 million of outstanding letters of credit. As of December 31, 2012, we had $14 million of outstanding borrowings under a short-term, on-demand credit facility. Outstanding borrowings pursuant to this facility are classified as long-term on our Consolidated Balance Sheet since we have the intent and ability to refinance through available borrowings under the terms of our Credit Agreement.

Quarterly installment payments ("Installment Payments") are due on the Term Loan-A and Term Loan-A2 facilities which are equal to approximately $72 million in 2013, $72 million in 2014, $77 million in 2015 and $46 million in 2016. No Installment Payments are due on the Term Loan-B facility. During 2012, we made scheduled principal payments of $13 million on the Term Loan B facility and $42 million on the Term Loan-A and Term Loan A2 facilities. In 2011, we made scheduled principal payments of $16 million on the Term Loan-B facility and $26 million on the Term Loan-A facility. The Installment Payments due in 2013 on the Term Loan-A and Term Loan-A2 facilities are classified as long-term on our Consolidated Balance Sheet since we expect to have the borrowing capacity and would intend to refinance through available borrowings under the terms of our Credit Agreement.

Our accounts receivable securitization program ("Securitization") with a group of conduit lenders and liquidity banks was amended in October, 2010. We increased the size of the Securitization from $200 million to $240 million (the "Commitments"), and extended the maturity date to October 25, 2013. In May, 2012, we further increased the size of the securitization by $35 million to $275 million. Substantially all of the patient-related accounts receivable of our acute care hospitals ("Receivables") serve as collateral for the outstanding borrowings. The interest rate on the borrowings is based on the commercial paper rate plus a spread of 0.475% and there is a facility fee of 0.375% required on 102% on the Commitments. We have accounted for this Securitization as borrowings. We maintain effective control over the Receivables since, pursuant to the terms of the Securitization; the Receivables are sold from certain of our subsidiaries to special purpose entities that are wholly-owned by us. The Receivables, however, are owned by the special purpose entities, can be used only to satisfy the debts of the wholly-owned special purpose entities, and thus are not available to us except through our ownership interest in the special purpose entities. The wholly-owned special purpose entities use the Receivables to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to us beyond the assets of the wholly-owned special purpose entities that securitize the loans. At December 31, 2012, we had $249 million of outstanding borrowings and $26 million of additional capacity pursuant to the terms of our accounts receivable securitization program. In the event we do not either enter into a new financing agreement, or an agreement to extend the scheduled maturity date of the Securitization, we expect to have the borrowing capacity and would intend to refinance the Securitization upon its scheduled maturity utilizing borrowings under our Credit Agreement. Therefore, outstanding borrowings as of December 31, 2012 under the Securitization are classified as long-term on our Consolidated Balance Sheet.

Our $250 million, 7.00% senior unsecured notes (the "Unsecured Notes") are scheduled to mature on October 1, 2018. The Unsecured Notes were issued on September 29, 2010 and registered in April, 2011. Interest on the Unsecured Note is payable semiannually in arrears on April 1st and October 1st of each year. The Unsecured Notes can be redeemed in whole at anytime subject to a make-whole call at treasury rate plus 50 basis points prior to October 1, 2014. They are also redeemable in whole or in part at a price of: (i) 103.5% on or after October 1, 2014; (ii) 101.75% on or after October 1, 2015, and; (iii) 100% on or after October 1, 2016. These Unsecured Notes are guaranteed by a group of subsidiaries (each of which is a 100% directly owned subsidiary of Universal Health Services, Inc.) which fully and unconditionally guarantee the Unsecured Notes on a joint and several basis, subject to certain customary automatic release provisions.

On June 30, 2006, we issued $250 million of senior notes which have a 7.125% coupon rate and mature on June 30, 2016 (the "7.125% Notes"). Interest on the 7.125% Notes is payable semiannually in arrears on June 30th and December 30th of each year. In June, 2008, we issued an additional $150 million of 7.125% Notes which formed a single series with the original 7.125% Notes issued in June, 2006. Other than their date of issuance and initial price to the public, the terms of the 7.125% Notes issued in June, 2008 are identical to and trade interchangeably with, the 7.125% Notes which were originally issued in June, 2006.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which matured and were paid in full on November 15, 2011 (the "6.75% Notes").

In connection with the entering into of the Credit Agreement on November 15, 2010, and in accordance with the Indenture dated January 20, 2000 governing the rights of our existing notes, we entered into a supplemental indenture pursuant to which our 7.125% Notes (due in 2016) and our 6.75% Notes (which matured and were paid in full in November, 2011) were equally and ratably secured with the lenders under the Credit Agreement with respect to the collateral for so long as the lenders under the Credit Agreement are so secured.

The average amounts outstanding during 2012, 2011 and 2010 under the current and prior Credit Agreements, demand notes and accounts receivable securitization programs were $2.9 billion, $2.9 billion and $610 million, respectively, with corresponding interest rates of 2.9%, 3.4% and 3.4% including commitment and facility fees. The maximum amounts outstanding at any month-end were $3.06 billion in 2012, $3.03 billion in 2011 and $3.11 billion in 2010. The effective interest rate on our current and prior Credit Agreements, accounts receivable securitization programs, and demand notes, which includes the respective interest expense, commitment and facility fees, designated interest rate swaps expense and amortization of deferred financing costs and original issue discounts, was 4.5% in 2012, 4.6% in 2011 and 5.0% in 2010.

Our Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens and indebtedness, transactions with affiliates and dividends; and requires compliance with financial covenants including maximum leverage and minimum interest coverage ratios. We are in compliance with all required covenants as of December 31, 2012.

The carrying values of our debt at December 31, 2012 and 2011 are reflected above. The fair values of our debt at December 31, 2012 and 2011 were $3.8 billion and $3.7 billion, respectively. The fair value of our debt was computed based upon quotes received from financial institutions.

Our total debt as a percentage of total capitalization was 58% at December 31, 2012 and 61% at December 31, 2011.

We expect to finance all capital expenditures and acquisitions, pay dividends and potentially repurchase shares of our common stock utilizing internally generated and additional funds. Additional funds may be obtained through: (i) the issuance of equity; (ii) borrowings under our existing revolving credit facility or through refinancing the existing revolving credit agreement, and/or; (iii) the issuance of other long-term debt. We believe that our operating cash flows, cash and cash equivalents, available borrowing capacity under our $800 million revolving credit facility and access to the capital markets provide us with sufficient capital resources to fund our operating, investing and financing requirements for the next twelve months. However, in the event we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time. Our inability to obtain financing on terms acceptable to us could have a material unfavorable impact on our results of operations, financial condition and liquidity.

Contractual Obligations and Off-Balance Sheet Arrangements

As of December 31, 2012 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2012 totaled $80 million consisting of: (i) $66 million related to our self-insurance programs, and; (ii) $14 million of other debt and public utility guarantees.

Obligations under operating leases for real property, real property master leases and equipment amount to $317 million as of December 31, 2012. The real property master leases are leases for buildings on or near hospital property for which we guarantee a certain level of rental income. We sublease space in these buildings and any amounts received from these subleases are offset against the expense. In addition, we lease four hospital facilities from the Trust with terms expiring in 2014 and 2016. These leases contain up to three 5-year renewal options. We also lease the real property of certain facilities acquired by us in connection with the acquisition of PSI in November, 2010 and Ascend Health Corporation in October, 2012.

The following represents the scheduled maturities of our contractual obligations as of December 31, 2012:

	Payments Due by Period (dollars in thousands)				
	Total	Less than 1 year	2-3 years	4-5 years	After 5 years
Long-term debt obligations (a)	$3,730,020	$ 2,589	$ 70,600	$3,384,055	$272,776
Estimated future interest payments on debt outstanding as of December 31, 2012 (b)	551,900	148,538	259,373	102,184	41,806
Purchase and other obligations (c)	290,135	63,855	89,680	88,800	47,800
Operating leases (d)	314,687	58,638	94,469	58,858	102,722
Estimated future payments for defined benefit pension plan, and other retirement plan (e)	225,414	8,696	13,321	14,430	188,967
Total contractual cash obligations	$5,112,156	$282,316	$527,443	$3,648,327	$654,071

(a) Reflects borrowings outstanding as of December 31, 2012 as discussed in Note 4 to the Consolidated Financial Statements.

(b) Assumes that all debt outstanding as of December 31, 2012, including borrowings under our Credit Agreement, demand note and accounts receivable securitization program, remain outstanding until the final maturity of the debt agreements at the same interest rates (some of which are floating) which were in effect as of December 31, 2012. We have the right to repay borrowings upon short notice and without penalty, pursuant to the terms of the Credit Agreement, demand note and accounts receivable securitization program. Also includes the impact of various interest rate swap and cap agreements in effect as of December 31, 2012, as calculated to maturity dates utilizing the applicable floating interest rates in effect as of December 31, 2012.

(c) Consists of: (i) $106 million related to long-term contracts with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities; (ii) $181 million related to the future expected costs to be paid to a third-party vendor in connection with the purchase, implementation and on-going operation of an electronic health records application ("EHR") for each of our acute care facilities (excludes expected internal costs to be incurred, please see *Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations-Medicare* for additional disclosure), and; (iii) a $3 million liability for physician commitments expected to be paid in the future.

(d) Reflects our future minimum operating lease payment obligations related to our operating lease agreements outstanding as of December 31, 2012 as discussed in Note 7 to the Consolidated Financial Statements. Some of the lease agreements provide us with the option to renew the lease and our future lease obligations would change if we exercised these renewal options.

(e) Consists of $208 million of estimated future payments related to our non-contributory, defined benefit pension plan (estimated through 2087), as disclosed in *Note 8 to the Consolidated Financial Statements*, and $17 million of estimated future payments related to another retirement plan liability. Included in our other non-current liabilities as of December 31, 2012 was a $10 million liability recorded in connection with the non-contributory, defined benefit pension plan and a $13 million liability recorded in connection with the other retirement plan.

As of December 31, 2012, the total accrual for our professional and general liability claims was $279 million, of which $48 million is included in other current liabilities and $231 million is included in other non-current liabilities. We exclude the $279 million for professional and general liability claims from the contractual obligations table because there are no significant contractual obligations associated with these liabilities and because of the uncertainty of the dollar amounts to be ultimately paid as well as the timing of such payments. Please see *Self-Insured Risks* above for additional disclosure related to our professional and general liability claims and reserves.

In connection with five acute care facilities located in Las Vegas, Nevada, the minority ownership interests of which are reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owners have certain "put rights", that are currently exercisable, that if exercised, require us to purchase the minority member's interests at fair market value. The put rights are exercisable upon the occurrence of: (i) certain specified financial conditions falling below established thresholds; (ii) breach of the management contract by the managing member (a subsidiary of ours), or; (iii) if the minority member's ownership percentage is reduced to less than certain thresholds. In connection with a behavioral health care facility located in Philadelphia, Pennsylvania and acquired by us as part of the PSI acquisition, the minority ownership interest of which is also reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owner has a "put option" to put its entire ownership interest to us at any time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. As of December 31, 2012, we believe the fair market value of the minority ownership interests in these facilities, pursuant to the terms of the put options, approximates the $234 million aggregate book value of the redeemable noncontrolling interests. We exclude the approximate amount that we may be required to pay to repurchase these minority ownership interests from the contractual obligations table because of the uncertainty as to: (i) whether or not the put rights will actually be exercised; (ii) the dollar amounts that would be paid if the put rights were exercised, and; (iii) the timing of such payments.

Additionally, the table above does not include $7 million of the total unrecognized tax benefits for uncertain tax positions as of December 31, 2012. Due to the high degree of uncertainty regarding the timing of potential cash flows, we cannot reasonably estimate the settlement periods for which the amounts may be utilized.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. We use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

The fair value of interest rate swap agreements approximates the amount at which they could be settled, based on estimates obtained from the counterparties. We assess the effectiveness of our hedge instruments on a quarterly basis. We performed periodic assessments of the cash flow hedge instruments during 2012 and 2011 and determined the hedges to be highly effective. We also determined that any portion of the hedges deemed to be ineffective was de minimis and therefore there was no material effect on our consolidated financial position, operations or cash flows. The counterparties to the interest rate swap agreements expose us to credit risk in the event of nonperformance. However, at December 31, 2012, each swap agreement entered into by us was in a net liability position which would require us to make the net settlement payments to the counterparties. We do not anticipate nonperformance by our counterparties. We do not hold or issue derivative financial instruments for trading purposes.

During the first quarter of 2011, we entered into an interest rate cap on a total notional amount of $275 million whereby we paid a premium of $30,000 in exchange for the counterparty agreeing to pay the difference between 2.25% and three-month LIBOR if the three-month LIBOR rate rises above 2.25% during the term of the cap, which expired in December, 2011. The three-month LIBOR never reached 2.25% during the term of the cap. Therefore, no payment was made to us. We also entered into a forward starting interest rate cap on a total notional amount of $450 million from December, 2011 to December, 2012 reducing to $400 million from December, 2012 to December, 2013 whereby we paid a premium of $740,000 in exchange for the counterparty agreeing to pay the difference between 7.00% and three-month LIBOR if the three-month LIBOR rate rises above 7.00% during the term of the cap. If the three-month LIBOR does not reach 7.00% during the term of the cap, no payment is made to us.

We also entered into six additional forward starting interest rate swaps in the first quarter of 2011 whereby we pay a fixed rate on a total notional amount of $425 million and receive three-month LIBOR. Three of these swaps with a total notional amount of $225 million became effective in March, 2011 and will mature in May, 2015. The average fixed rate payable on these swaps is 1.91%. The three remaining interest rate swaps with total notional amounts of $100 million, $25 million and $75 million became effective in December, 2011 and have fixed rates of 2.50%, 1.96% and 1.32%, and maturity dates in December, 2014, December, 2013 and December, 2012, respectively.

During the fourth quarter of 2010, we entered into three interest rate caps on a total notional amount of $1 billion whereby we paid a premium of $240,000 in exchange for the counterparties agreeing to pay the difference between 2.25% and three-month LIBOR if the three-month LIBOR rate rises above 2.25% during the term of the caps. All of these caps expired in December, 2011. The three-month LIBOR rate never rose above 2.25% during the term of the caps. Therefore, no payments were made to us. We also entered into four forward starting interest rate swaps in the fourth quarter of 2010 whereby we pay a fixed rate on a total notional amount of $600 million and receive three-month LIBOR. Each of the four swaps became effective in December, 2011 and will mature in May, 2015. The average fixed rate payable on these swaps is 2.38%.

During the fourth quarter of 2007, we entered into two interest rate swaps whereby we pay a fixed rate on a total notional principal amount of $150 million and receive three-month LIBOR. Each of the two interest rate swaps had an initial notional principal amount of $75 million. The notional amount of the first interest rate swap reduced to $50 million in October, 2010.The fixed rate payable was 4.76% and it matured in October, 2012. The fixed rate payable on the second interest rate swap was 4.87% and it matured in October, 2011.

We measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based primarily on quotes from banks. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. The fair value of our interest rate swaps was a liability of $41 million at December 31, 2012, substantially all of which is included in other noncurrent liabilities on the accompanying balance sheet. At December 31, 2011, the fair value of our interest rate swaps was a liability of $48 million, of which $4 million is included in other current liabilities and $44 million is included in other noncurrent liabilities on the accompanying balance sheet.

The table below presents information about our long-term financial instruments that are sensitive to changes in interest rates as of December 31, 2012. For debt obligations, the table presents principal cash flows and related weighted-average interest rates by contractual maturity dates.

Maturity Date, Fiscal Year Ending December 31
(Dollars in thousands)

	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt:							
Fixed rate:							
Debt	$ 1,974	$ 1,720	$ 17,404	$ 401,188	$1,262	$272,776	$ 696,324
Average interest rates	7.0%	7.0%	7.0%	7.0%	6.9%	6.9%	7.0%
Variable rate:							
Debt	$ 615	$ 292	$ 51,184	$2,981,605			$3,033,696
Average interest rates	2.3%	2.3%	3.3%	2.3%			2.3%
Interest rate swaps:							
Notional amount	$ 25,000	$100,000	$825,000				$ 950,000
Average interest rates	2.0%	2.5%	2.3%				2.3%
Interest rate caps:							
Notional amount	$400,000						$ 400,000
Average interest rates	7.00%						7.00%

As calculated based upon our variable rate debt outstanding as of December 31, 2012 that is subject to interest rate fluctuations, each 1% change in interest rates would impact our pre-tax income by approximately $21 million.

ITEM 8. *Financial Statements and Supplementary Data*

Our Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows, together with the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, are included elsewhere herein. Reference is made to the "Index to Financial Statements and Financial Statement Schedule."

ITEM 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

ITEM 9A. ***Controls and Procedures.***

As of December 31, 2012, under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), we performed an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) or Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended. Based on this evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management on a timely basis in order to comply with our disclosure obligations under the Securities Exchange Act of 1934, as amended, and the SEC rules thereunder.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting or in other factors during the fourth quarter of 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In October, 2012, we completed the acquisition of Ascend Health Corporation. We are in the process of transferring all accounting for the new acquisition to our headquarters and into our existing internal control procedures. The integration may lead to changes in these controls in future periods but we do not expect these changes to materially affect our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over our financial reporting. In order to evaluate the effectiveness of internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, management has conducted an assessment, including testing, using the criteria on *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment, management has concluded that we maintained effective internal control over financial reporting as of December 31, 2012, based on criteria in *Internal Control—Integrated Framework,* issued by the COSO. The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm as stated in its report which appears herein.

ITEM 9B ***Other Information***

None.

PART III

ITEM 10. ***Directors, Executive Officers and Corporate Governance***

There is hereby incorporated by reference the information to appear under the captions "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2012. See also "Executive Officers of the Registrant" appearing in Item 1 hereof.

ITEM 11. ***Executive Compensation***

There is hereby incorporated by reference the information to appear under the caption "Executive Compensation" in our Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after December 31, 2012.

ITEM 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

There is hereby incorporated by reference the information to appear under the caption "Security Ownership of Certain Beneficial Owners and Management" and "Executive Compensation" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2012.

ITEM 13. ***Certain Relationships and Related Transactions, and Director Independence***

There is hereby incorporated by reference the information to appear under the captions "Certain Relationships and Related Transactions" and "Corporate Governance" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2012.

ITEM 14. ***Principal Accountant Fees and Services.***

There is hereby incorporated by reference the information to appear under the caption "Relationship with Independent Auditors" in our Proxy Statement, to be filed with the Securities and Exchange Commission within 120 days after December 31, 2012.

PART IV

ITEM 15. ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this report:

(1) Financial Statements:

See "Index to Financial Statements and Financial Statement Schedule."

(2) Financial Statement Schedules:

See "Index to Financial Statements and Financial Statement Schedule."

(3) Exhibits:

2.1 Agreement and Plan of Merger dated as of May 16, 2010, among Universal Health Services, Inc., Psychiatric Solutions, Inc. and Olympus Acquisition Corp., previously filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated May 18, 2010, is incorporated herein by reference.

2.2 Agreement and Plan of Merger dated as of June 3, 2012, by and among Universal Health Services, Inc., Lola Transaction Corporation, Ascend Health Corporation and Stockholders' Representatives, previously filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated June 6, 2012, is incorporated herein by reference.

3.1 Registrant's Restated Certificate of Incorporation, and Amendments thereto, previously filed as Exhibit 3.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, are incorporated herein by reference.

3.2 Bylaws of Registrant, as amended, previously filed as Exhibit 3.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1987, is incorporated herein by reference.

3.3 Amendment to the Registrant's Restated Certificate of Incorporation previously filed as Exhibit 3.1 to Registrant's Current Report on Form 8-K dated July 3, 2001 is incorporated herein by reference.

4.1 Form of Indenture dated January 20, 2000, between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), Trustee previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3/A (File No. 333-85781), dated February 1, 2000, is incorporated herein by reference.

4.2 Supplemental Indenture between Universal Health Services, Inc. and J.P. Morgan Trust Company, National Association, dated as of June 20, 2006, previously filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.3 Form of Debt Security, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-3 (File No. 333-135277) dated June 23, 2006, is incorporated herein by reference.

4.4 Form of 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

4.5 Officer's Certificate relating to the 7.125% Notes due 2016, previously filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 30, 2006, is incorporated herein by reference.

4.6 Form of Note, previously filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated May 30, 2008, is incorporated herein by reference.

4.7 Officers' Certificate, previously filed as Exhibit 4.2 to the Company's Current Report on Form 8-K dated May 30, 2008, is incorporated herein by reference.

4.8 Indenture, dated as of September 29, 2010, between UHS Escrow Corporation and Union Bank, N.A., as Trustee, previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 5, 2010, is incorporated herein by reference.

4.9 Form of 7% Senior Note due 2018, contained in Indenture filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 5, 2010, is incorporated herein by reference.

4.10 Supplemental Indenture, dated as of November 15, 2010, to the Indenture, dated September 29, 2010, between UHS Escrow Corporation and Union Bank, N.A., as Trustee, relating to the $250,000,000 aggregate principal amount of the Escrow Issuer's 7% Senior Notes due 2018, previously filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

4.11 Second Supplemental Indenture, dated as of November 15, 2010, to the Indenture, dated January 20, 2000, between Universal Health Services, Inc. and the Bank of New York Mellon Trust company, N.A., as Trustee, previously filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

10.1* Employment Agreement, dated as of December 27, 2007, by and between Universal Health Services, Inc. and Alan B. Miller, previously filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated December 27, 2007, is incorporated herein by reference.

10.2 Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc., previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.3 Agreement, dated December 6, 2012, to renew Advisory Agreement, dated as of December 24, 1986, between Universal Health Realty Income Trust and UHS of Delaware, Inc.

10.4 Form of Leases, including Form of Master Lease Document for Leases, between certain subsidiaries of the Registrant and Universal Health Realty Income Trust, filed as Exhibit 10.3 to Amendment No. 3 of the Registration Statement on Form S-11 and Form S-2 of Registrant and Universal Health Realty Income Trust (Registration No. 33-7872), is incorporated herein by reference.

10.5 Corporate Guaranty of Obligations of Subsidiaries Pursuant to Leases and Contract of Acquisition, dated December 24, 1986, issued by Registrant in favor of Universal Health Realty Income Trust, previously filed as Exhibit 10.5 to Registrant's Current Report on Form 8-K dated December 24, 1986, is incorporated herein by reference.

10.6* Universal Health Services, Inc. Executive Retirement Income Plan dated January 1, 1993, previously filed as Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.7 Asset Purchase Agreement dated as of February 6, 1996, among Amarillo Hospital District, UHS of Amarillo, Inc. and Universal Health Services, Inc., previously filed as Exhibit 10.28 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1995, is incorporated herein by reference.

10.8 Agreement of Limited Partnership of District Hospital Partners, L.P. (a District of Columbia limited partnership) by and among UHS of D.C., Inc. and The George Washington University, previously filed as

Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarters ended March 30, 1997, and June 30, 1997, is incorporated herein by reference.

10.9 Contribution Agreement between The George Washington University (a congressionally chartered institution in the District of Columbia) and District Hospital Partners, L.P. (a District of Columbia limited partnership), previously filed as Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, is incorporated herein by reference.

10.10 Valley/Desert Contribution Agreement dated January 30, 1998, by and among Valley Hospital Medical Center, Inc. and NC-DSH, Inc. previously filed as Exhibit 10.30 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.11 Summerlin Contribution Agreement dated January 30, 1998, by and among Summerlin Hospital Medical Center, L.P. and NC-DSH, Inc., previously filed as Exhibit 10.31 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, is incorporated herein by reference.

10.12* Amended and Restated Universal Health Services, Inc. Supplemental Deferred Compensation Plan dated as of January 1, 2002, previously filed as Exhibit 10.29 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2002, is incorporated herein by reference.

10.13* Second Amended and Restated 2001 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated May 22, 2008, is incorporated herein by reference.

10.14* Universal Health Services, Inc. Employee Stock Purchase Plan, previously filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (File No. 333-122188), dated January 21, 2005 is incorporated herein by reference.

10.15* Universal Health Services, Inc. Second Amended and Restated 2005 Stock Incentive Plan, previously filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 18, 2011, is incorporated herein by reference.

10.16* Form of Stock Option Agreement, previously filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, dated June 8, 2005, is incorporated herein by reference.

10.17* Form of Stock Option Agreement for Non-Employee Directors, previously filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, dated October 3, 2005, is incorporated herein by reference.

10.18 Amendment No. 1 to the Master Lease Document, between certain subsidiaries of Universal Health Services, Inc. and Universal Health Realty Income Trust, dated April 24, 2006, previously filed as Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006, is incorporated herein by reference.

10.19* Universal Health Services, Inc. 2010 Employees' Restricted Stock Purchase Plan, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 20, 2010, is incorporated herein by reference.

10.20* Universal Health Services, Inc. 2010 Executive Incentive Plan, previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated May 20, 2010, is incorporated herein by reference.

10.21 Omnibus Amendment to Receivables Sale Agreements, dated as of October 27, 2010, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.22 Amended and Restated Credit and Security Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.23 Assignment and Assumption Agreement, dated as of October 27, 2010, previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated November 2, 2010, is incorporated herein by reference.

10.24 Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, SunTrust Bank, The Royal Bank of Scotland, Plc, Bank of Tokyo-Mitsubishi UFJ Trust Company and Credit Agricole Corporate and Investment Bank, as co-documentation agents, Deutsche Bank Securities Inc. and Bank of America N.A. as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 17, 2010, is incorporated herein by reference.

10.25 First Amendment, dated as of March 15, 2011, to the Credit Agreement, dated as of November 15, 2010, by and among Universal Health Services, Inc., JPMorgan Chase Bank, N.A. and the various financial institutions as are or may become parties thereto, as Lenders, certain banks as co-documentation agents, and as co-syndication agents, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders and as collateral agent for the secured parties, previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 15, 2011, is incorporated herein by reference.

10.26 Credit Agreement, dated as of November 15, 2010 and amended and restated as of September 21, 2012, by and among Universal Health Services, Inc. (the borrower), the several lenders from time to time parties thereto, Credit Agricole Corporate and Investment Bank, Mizuho Corporate Bank LTD., Royal Bank of Canada and The Royal Bank of Scotland PLC (as co-documentation agents), Bank of Tokoyo-Mitsubishi UFJ Trust Company, Bank of America N.A. and Suntrust Bank (as co-syndication agents), and JPMorgan Chase Bank, N.A. (as administrative agent), previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.

10.27 Second Amendment, dated as of September 21, 2012, to the Credit Agreement, dated as of November 15, 2010 (as amended from time to time), among Universal Health Services, Inc., a Delaware corporation, the several banks and other financial institutions from time to time parties thereto, JPMorgan Chase Bank, N.A., as administrative agent and the other agents party thereto, previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated September 26, 2012, is incorporated herein by reference.

10.28* Form of Supplemental Life Insurance Plan and Agreement Part A: Alan B. Miller 1998 Dual Life Insurance Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.29* Form of Supplemental Life Insurance Plan and Agreement Part B: Alan B. Miller 2002 Trust (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), and Anthony Pantaleoni as Trustee), previously filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.30* Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 1998 Dual Life Insurance Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

10.31* Universal Health Services, Inc. Termination, Assignment and Release Agreement (effective December 9, 2010, by and between Universal Health Services, Inc., a Delaware corporation (the "Company"), Anthony Pantaleoni as Trustee of the Alan B. Miller 2002 Trust, and Alan B. Miller, Executive), previously filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K dated December 10, 2010, is incorporated herein by reference.

11 Statement regarding computation of per share earnings is set forth in Note 1 of the Notes to the Consolidated Financial Statements.

21 Subsidiaries of Registrant.

23.1 Consent of Independent Registered Public Accounting Firm-PricewaterhouseCoopers LLP.

31.1 Certification from the Company's Chief Executive Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

31.2 Certification from the Company's Chief Financial Officer Pursuant to Rule 13a-14(a)/15(d)-14(a) of the Securities Exchange Act of 1934.

32.1 Certification from the Company's Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification from the Company's Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS** XBRL Instance Document

101.SCH** XBRL Taxonomy Extension Schema Document

101.CAL** XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF** XBRL Taxonomy Extension Definition Linkbase Document

101.LAB** XBRL Taxonomy Extension Label Linkbase Document

101.PRE** XBRL Taxonomy Extension Presentation Linkbase Document

---

* Management contract or compensatory plan or arrangement.

** XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

Exhibits, other than those incorporated by reference, have been included in copies of this Annual Report filed with the Securities and Exchange Commission. Stockholders of the Company will be provided with copies of those exhibits upon written request to the Company.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIVERSAL HEALTH SERVICES, INC.

By: /s/ ALAN B. MILLER

Alan B. Miller
Chairman of the Board
and Chief Executive Officer

February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ALAN B. MILLER **Alan B. Miller**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 28, 2013
/s/ MARC D. MILLER **Marc D. Miller**	Director and President	February 28, 2013
/s/ LEATRICE DUCAT **Leatrice Ducat**	Director	February 28, 2013
/s/ JOHN H. HERRELL **John H. Herrell**	Director	February 28, 2013
/s/ ROBERT H. HOTZ **Robert H. Hotz**	Director	February 28, 2013
/s/ ANTHONY PANTALEONI **Anthony Pantaleoni**	Director	February 28, 2013
/s/ LAWRENCE S. GIBBS **Lawrence S. Gibbs**	Director	February 28, 2013
/s/ STEVE FILTON **Steve Filton**	Senior Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 28, 2013

UNIVERSAL HEALTH SERVICES, INC.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Consolidated Financial Statements:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Universal Health Services, Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Universal Health Services, Inc. and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, financial statement schedule, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in item 9A as *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in *Management's Report on Internal Control over Financial Reporting*, management has excluded Ascend Health Corporation and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2012 because it was acquired by the Company in a purchase business combination during 2012. We have also excluded Ascend Health Corporation from our audit of internal control over financial reporting. Ascend Health Corporation and its subsidiaries are wholly owned subsidiaries whose total assets and total revenues represent 6% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2012.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 28, 2013

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2012	2011	2010
	(in thousands, except per share data)		
Net revenues before provision for doubtful accounts	$7,688,071	$7,356,798	$5,429,233
Less: Provision for doubtful accounts	726,671	596,576	529,086
Net revenues	6,961,400	6,760,222	4,900,147
Operating charges:			
Salaries, wages and benefits	3,440,917	3,326,378	2,363,383
Other operating expenses	1,376,122	1,353,693	968,612
Supplies expense	799,621	805,489	716,925
Depreciation and amortization	302,426	287,211	216,930
Lease and rental expense	94,885	90,323	75,363
Transaction costs	5,716	0	53,220
Electronic health records incentive income	(30,038)	0	0
Costs related to extinguishment of debt	29,170	0	0
	6,018,819	5,863,094	4,394,433
Income from operations	942,581	897,128	505,714
Interest expense, net	178,918	200,792	77,617
Income before income taxes	763,663	696,336	428,097
Provision for income taxes	274,616	247,466	152,302
Net income	489,047	448,870	275,795
Less: Net income attributable to noncontrolling interests	45,601	50,703	45,612
Net income attributable to UHS	$ 443,446	$ 398,167	$ 230,183
Basic earnings per share attributable to UHS	$ 4.57	$ 4.09	$ 2.37
Diluted earnings per share attributable to UHS	$ 4.53	$ 4.04	$ 2.34
Weighted average number of common shares—basic	96,821	97,199	96,786
Add: Other share equivalents	890	1,338	1,187
Weighted average number of common shares and equivalents—diluted	97,711	98,537	97,973

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2012	2011	2010
Net income	$489,047	$448,870	$275,795
Other comprehensive income (loss):			
Unrealized derivative gains (losses) on cash flow hedges	6,677	(37,477)	1,396
Amortization of terminated hedge	(336)	(336)	(336)
Minimum Pension Liability	4,986	(12,397)	743
Other comprehensive income (loss) before tax	11,327	(50,210)	1,803
Income tax (benefit) expense related to items of other comprehensive income	4,306	(19,174)	689
Total other comprehensive income (loss), net of tax	7,021	(31,036)	1,114
Comprehensive income	496,068	417,834	276,909
Less: Comprehensive income attributable to noncontrolling interests	45,601	50,703	45,612
Comprehensive income attributable to UHS	$450,467	$367,131	$231,297

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2012	December 31, 2011
	(Dollar amounts in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$ 23,471	$ 41,229
Accounts receivable, net	1,067,197	969,802
Supplies	99,000	96,775
Deferred income taxes	104,461	108,324
Other current assets	87,936	99,859
Assets of facilities held for sale	25,431	48,916
Total current assets	1,407,496	1,364,905
Property and Equipment		
Land	387,248	377,984
Buildings and improvements	3,366,146	3,244,117
Equipment	1,344,643	1,256,165
Property under capital lease	27,836	37,037
	5,125,873	4,915,303
Accumulated depreciation	(1,986,110)	(1,818,180)
	3,139,763	3,097,123
Construction-in-progress	242,472	190,857
	3,382,235	3,287,980
Other assets:		
Goodwill	3,036,765	2,627,602
Deferred charges	75,888	111,780
Other	298,459	272,978
	3,411,112	3,012,360
	$ 8,200,843	$ 7,665,245
Liabilities and Stockholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 2,589	$ 2,479
Accounts payable	247,033	228,043
Liabilities of facilities held for sale	850	2,329
Accrued liabilities		
Compensation and related benefits	259,646	233,583
Interest	10,774	10,622
Taxes other than income	49,829	45,359
Other	322,275	314,518
Current federal and state income taxes	1,062	0
Total current liabilities	894,058	836,933
Other noncurrent liabilities	395,355	401,908
Long-term debt	3,727,431	3,651,428
Deferred income taxes	183,747	209,592
Commitments and contingencies (Note 8)		
Redeemable noncontrolling interest	234,303	218,266
Equity:		
Class A Common Stock, voting, $.01 par value; authorized 12,000,000 shares: issued and outstanding 6,625,708 shares in 2012 and 6,625,708 shares in 2011	66	66
Class B Common Stock, limited voting, $.01 par value; authorized 150,000,000 shares: issued and outstanding 90,269,397 shares in 2012 and 89,286,305 shares in 2011	903	893
Class C Common Stock, voting, $.01 par value; authorized 1,200,000 shares: issued and outstanding 664,000 shares in 2012 and 664,000 shares in 2011	7	7
Class D Common Stock, limited voting, $.01 par value; authorized 5,000,000 shares: issued and outstanding 31,948 shares in 2012 and 33,164 shares in 2011	0	0
Cumulative dividends	(205,910)	(147,515)
Retained earnings	2,962,433	2,494,076
Accumulated other comprehensive loss	(44,154)	(51,175)
Universal Health Services, Inc. common stockholders' equity	2,713,345	2,296,352
Noncontrolling interest	52,604	50,766
Total Equity	2,765,949	2,347,118
	$ 8,200,843	$ 7,665,245

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands, except per share data)

	Redeemable Interest	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Balance, January 1, 2010	$197,152	$ 67	$896	$ 7	$ 0	$ 0	($ 108,627)	$1,879,981	($ 21,253)	$1,751,071	$41,323	$1,792,394
Common Stock												
Issued/(converted) including tax benefits from exercise of stock options	—	—	4	—	—	—	—	10,890	—	10,894	—	10,894
Repurchased	—	—	(3)	—	—	—	—	(11,525)	—	(11,528)	—	(11,528)
Restricted share-based compensation expense	—	—	—	—	—	—	—	3,139	—	3,139	—	3,139
Dividends paid	—	—	—	—	—	—	(19,422)	—	—	(19,422)	—	(19,422)
Stock option expense	—	—	—	—	—	—	—	13,321	—	13,321	—	13,321
Distributions to noncontrolling interests	(23,777)	—	—	—	—	—	—	—	—	—	(8,662)	(8,662)
Capital contributions from noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	—
Purchase of minority ownership interests in majority owned businesses	—	—	—	—	—	—	—	—	—	—	600	600
Other	4,512	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income:												
Net income	33,874	—	—	—	—	—	—	230,183	—	230,183	11,738	241,921
Amortization of terminated hedge (net of income tax effect of $120)	—	—	—	—	—	—	—	—	(216)	(216)	—	(216)
Unrealized derivative losses on cash flow hedges (net of income tax effect of $528)	—	—	—	—	—	—	—	—	868	868	—	868
Minimum pension liability (net of income tax effect of $281)	—	—	—	—	—	—	—	—	462	462	—	462
Subtotal—comprehensive income	33,874	—	—	—	—	—	—	230,183	1,114	231,297	11,738	243,035
Balance, January 1, 2011	211,761	67	897	7	0	0	(128,049)	2,125,989	(20,139)	1,978,772	44,999	2,023,771

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands, except per share data)

	Redeemable Interest	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Common Stock												
Issued/(converted) including tax benefits from exercise of stock options	—	(1)	12	—	—	—	—	12,622	—	12,633	—	12,633
Repurchased	—	—	(16)	—	—	—	—	(60,466)	—	(60,482)	—	(60,482)
Restricted share-based compensation expense	—	—	—	—	—	—	—	1,957	—	1,957	—	1,957
Dividends paid	—	—	—	—	—	—	(19,466)	—	—	(19,466)	—	(19,466)
Stock option expense	—	—	—	—	—	—	—	15,807	—	15,807	—	15,807
Distributions to noncontrolling interests	(31,016)	—	—	—	—	—	—	—	—	—	(7,416)	(7,416)
Purchase of minority ownership interests in majority owned businesses	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income:												
Net income	37,521	—	—	—	—	—	—	398,167	—	398,167	13,183	411,350
Amortization of terminated hedge (net of income tax effect of $120)	—	—	—	—	—	—	—	—	(216)	(216)	—	(216)
Unrealized derivative losses on cash flow hedges (net of income tax effect of $14,363)	—	—	—	—	—	—	—	—	(23,114)	(23,114)	—	(23,114)
Minimum pension liability (net of income tax effect of $4,691)	—	—	—	—	—	—	—	—	(7,706)	(7,706)	—	(7,706)
Subtotal—comprehensive income	37,521	—	—	—	—	—	—	398,167	(31,036)	367,131	13,183	380,314
Balance, January 1, 2012	218,266	66	893	7	0	0	(147,515)	2,494,076	(51,175)	2,296,352	50,766	2,347,118

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY—(Continued)
For the Years Ended December 31, 2012, 2011 and 2010
(in thousands, except per share data)

	Redeemable Interest	Class A Common	Class B Common	Class C Common	Class D Common	Capital in Excess of Par Value	Cumulative Dividends	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	UHS Common Stockholders' Equity	Noncontrolling Interest	Total
Common Stock												
Issued/(converted) including tax benefits from exercise of stock options	—	—	14	—	—	—	—	21,670	—	21,684	—	21,684
Repurchased	—	—	(4)	—	—	—	—	(19,150)	—	(19,154)	—	(19,154)
Restricted share-based compensation expense	—	—	—	—	—	—	—	2,308	—	2,308	—	2,308
Dividends paid	—	—	—	—	—	—	(58,395)	—	—	(58,395)	—	(58,395)
Stock option expense	—	—	—	—	—	—	—	20,083	—	20,083	—	20,083
Distributions to noncontrolling interests	(18,961)	—	—	—	—	—	—	—	—	—	(7,933)	(7,933)
Sale of minority ownership interests in majority owned businesses	—	—	—	—	—	—	—	—	—	—	(832)	(832)
Other	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive income:												
Net income	34,998	—	—	—	—	—	—	443,446	—	443,446	10,603	454,049
Amortization of terminated hedge (net of income tax effect of $120)	—	—	—	—	—	—	—	—	(216)	(216)	—	(216)
Unrealized derivative losses on cash flow hedges (net of income tax effect of $2,528)	—	—	—	—	—	—	—	—	4,149	4,149	—	4,149
Minimum pension liability (net of income tax effect of $1,898)	—	—	—	—	—	—	—	—	3,088	3,088	—	3,088
Subtotal—comprehensive income	34,998	—	—	—	—	—	—	443,446	7,021	450,467	10,603	461,070
Balance, December 31, 2012	$234,303	$ 66	$903	$ 7	$ 0	$ 0	($205,910)	$2,962,433	($44,154)	$2,713,345	$52,604	$2,765,949

The accompanying notes are an integral part of these consolidated financial statements.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
	(Amounts in thousands)		
Cash Flows from Operating Activities:			
Net income	$ 489,047	$ 448,870	$ 275,795
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation & amortization	308,690	295,861	223,997
Gains on sales of assets and businesses, net of losses	(27,085)	(452)	(1,993)
Stock based compensation expense	22,518	18,225	16,799
Costs related to extinguishment of debt	29,170	0	0
Changes in assets & liabilities, net of effects from acquisitions and dispositions:			
Accounts receivable	(71,068)	(134,838)	22,726
Accrued interest	152	(3,577)	8,408
Accrued and deferred income taxes	10,374	85,792	132
Other working capital accounts	28,554	(28,382)	(26,437)
Other assets and deferred charges	30,976	37,160	11,539
Other	6,367	(1,387)	812
Accrued insurance expense, net of commercial premiums paid	62,660	83,612	19,739
Payments made in settlement of self-insurance claims	(75,084)	(82,633)	(50,173)
Net cash provided by operating activities	815,271	718,251	501,344
Cash Flows from Investing Activities:			
Property and equipment additions, net of disposals	(363,192)	(285,682)	(239,274)
Acquisition of property and businesses	(527,847)	(29,466)	(1,958,298)
Proceeds received from sales of assets and businesses	149,311	67,592	21,460
Costs incurred for purchase and implementation of electronic health records application	(54,362)	(38,249)	(17,971)
Return of deposit on terminated purchase agreement	6,500	0	0
Net cash used in investing activities	(789,590)	(285,805)	(2,194,083)
Cash Flows from Financing Activities:			
Reduction of long-term debt	(849,647)	(381,517)	(1,392,086)
Additional borrowings	913,500	98,100	3,266,146
Financing costs	(8,283)	(23,608)	(101,815)
Repurchase of common shares	(19,154)	(60,482)	(11,528)
Dividends paid	(58,395)	(19,466)	(19,422)
Issuance of common stock	5,435	4,779	3,594
Profit distributions to noncontrolling interests	(26,895)	(38,497)	(32,456)
Proceeds from sale of noncontrolling interests in majority owned business	0	0	600
Net cash (used in) provided by financing activities	(43,439)	(420,691)	1,713,033
(Decrease) increase in cash and cash equivalents	(17,758)	11,755	20,294
Cash and cash equivalents, beginning of period	41,229	29,474	9,180
Cash and cash equivalents, end of period	$ 23,471	$ 41,229	$ 29,474
Supplemental Disclosures of Cash Flow Information:			
Interest paid	$ 157,415	$ 176,328	$ 76,900
Income taxes paid, net of refunds	$ 264,824	$ 163,029	$ 152,088

Supplemental Disclosures of Noncash Investing and Financing Activities:
See Notes 2, 4 and 7

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1) BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Services provided by our hospitals, all of which are operated by subsidiaries of ours include general and specialty surgery, internal medicine, obstetrics, emergency room care, radiology, oncology, diagnostic care, coronary care, pediatric services, pharmacy services and/or behavioral health services. We, through our subsidiaries, provide capital resources as well as a variety of management services to our facilities, including central purchasing, information services, finance and control systems, facilities planning, physician recruitment services, administrative personnel management, marketing and public relations.

The more significant accounting policies follow:

A) Principles of Consolidation: The consolidated financial statements include the accounts of our majority-owned subsidiaries and partnerships controlled by us or our subsidiaries as the managing general partner. All significant intercompany accounts and transactions have been eliminated.

B) Revenue Recognition: We record revenues and related receivables for health care services at the time the services are provided. Medicare and Medicaid revenues represented 39% of our net patient revenues during 2012, 41% during 2011 and 42% during 2010. Revenues from managed care entities, including health maintenance organizations and managed Medicare and Medicaid programs accounted for 49% of our net patient revenues during 2012, 47% during 2011 and 51% during 2010.

We report net patient service revenue at the estimated net realizable amounts from patients and third-party payors and others for services rendered. We have agreements with third-party payors that provide for payments to us at amounts different from our established rates. Payment arrangements include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Estimates of contractual allowances under managed care plans are based upon the payment terms specified in the related contractual agreements. We closely monitor our historical collection rates, as well as changes in applicable laws, rules and regulations and contract terms, to assure that provisions are made using the most accurate information available. However, due to the complexities involved in these estimations, actual payments from payors may be different from the amounts we estimate and record.

We estimate our Medicare and Medicaid revenues using the latest available financial information, patient utilization data, government provided data and in accordance with applicable Medicare and Medicaid payment rules and regulations. The laws and regulations governing the Medicare and Medicaid programs are extremely complex and subject to interpretation and as a result, there is at least a reasonable possibility that recorded estimates will change by material amounts in the near term. Certain types of payments by the Medicare program and state Medicaid programs (e.g. Medicare Disproportionate Share Hospital, Medicare Allowable Bad Debts and Inpatient Psychiatric Services) are subject to retroactive adjustment in future periods as a result of administrative review and audit and our estimates may vary from the final settlements. Such amounts are included in accounts receivable, net, on our Consolidated Balance Sheets. The funding of both federal Medicare and state Medicaid programs are subject to legislative and regulatory changes. As such, we cannot provide any assurance that future legislation and regulations, if enacted, will not have a material impact on our future Medicare and Medicaid reimbursements. Adjustments related to the final settlement of these retrospectively determined amounts did not materially impact our results in 2012, 2011 or 2010.

We provide care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than our established rates. Because we do not pursue collection of amounts determined to qualify as charity care, they are not reported in net revenues or in accounts receivable, net. See additional disclosure below in *Charity Care and Uninsured Discounts* for our estimated uncompensated care provided and estimated cost of providing uncompensated care.

C) Provision for Doubtful Accounts: Collection of receivables from third-party payers and patients is our primary source of cash and is critical to our operating performance. Our primary collection risks relate to uninsured patients and the portion of the bill which is the patient's responsibility, primarily co-payments and deductibles. We estimate our provisions for doubtful accounts based on general factors such as payer mix, the agings of the receivables and historical collection experience. We routinely review accounts receivable balances in conjunction with these factors and other economic conditions which might ultimately affect the collectability of the patient accounts and make adjustments to our allowances as warranted. At our acute care hospitals, third party liability accounts are pursued until all payment and adjustments are posted to the patient account. For those accounts with a patient balance after third party liability is finalized or accounts for uninsured patients, the patient receives statements and collection letters. Patients that express an inability to pay are reviewed for potential sources of financial assistance including our charity care policy. If the patient is deemed unwilling to pay, the account is written-off as bad debt and transferred to an outside collection agency for additional collection effort.

Uninsured patients that do not qualify as charity patients are extended an uninsured discount of a minimum of 30% of total charges. Our hospitals establish a partial reserve for self-pay accounts in the allowance for doubtful accounts for both unbilled balances and those that have been billed and are under 90 days old. All self-pay accounts are fully reserved at 90 days from the date of discharge. Third party liability accounts are fully reserved in the allowance for doubtful accounts when the balance ages past 180 days from the date of discharge. Potential charity accounts are fully reserved when it is determined the patient may be unable to pay.

As of December 31, 2012, our accounts receivable includes $70 million due from Illinois ($54 million as of December 31, 2011), the collection of which has been delayed due to budgetary and funding pressures experienced by the state. Although as of December 31, 2012 approximately $51 million of the receivables due from Illinois have been outstanding in excess of 60 days ($41 million as of December 31, 2011), and a large portion will likely remain outstanding for the foreseeable future, we expect to eventually collect all amounts due to us and therefore no related reserves have been established in our consolidated financial statements. However, we can provide no assurance that we will eventually collect all amounts due to us from Illinois. Failure to ultimately collect all outstanding amounts due from Illinois would have an adverse impact on our future consolidated results of operations and cash flows.

On a consolidated basis, we monitor our total self-pay receivables to ensure that the total allowance for doubtful accounts provides adequate coverage based on historical collection experience. Our accounts receivable are recorded net of allowance for doubtful accounts of $311 million and $253 million at December 31, 2012 and 2011, respectively.

D) Concentration of Revenues: Our five majority owned acute care hospitals in the Las Vegas, Nevada market contributed, on a combined basis, 14% in 2012, 15% in 2011 and 20% in 2010, of our consolidated net revenues. On a combined basis, our facilities in the McAllen/Edinburg, Texas market (consisting of three acute care facilities, a children's hospital and a behavioral health facility) contributed 4% in 2012, 5% in 2011 and 6% in 2010, of our consolidated net revenues.

E) Charity Care and Uninsured Discounts: A significant portion of the patients treated throughout our portfolio of acute care hospitals are uninsured patients which, in part, has resulted from an increase in the number of patients who are employed but do not have health insurance or who have policies with relatively high deductibles. Patients treated at our hospitals for non-elective services, who have gross income less than 400% of the federal poverty guidelines, are deemed eligible for charity care. The federal poverty guidelines are established by the federal government and are based on income and family size. Because we do not pursue collection of amounts that qualify as charity care, they are not reported in our net revenues or in our accounts receivable, net. We also provide discounts to uninsured patients (included in "uninsured discounts" amounts below) who do not qualify for Medicaid or charity care. Because we do not pursue collection of amounts classified as uninsured discounts, they are not reported in our net revenues or in our accounts receivable, net. In implementing the discount policy, we first attempt to qualify uninsured patients for governmental programs, charity care or any other discount program. If an uninsured patient does not qualify for these programs, the uninsured discount is applied.

Uncompensated care:

The following table shows the amounts recorded at our acute care hospitals for charity care and uninsured discounts, based on charges at established rates, for the years ended December 31, 2012, 2011 and 2010:

	(dollar amounts in thousands)					
	2012		2011		2010	
	Amount	%	Amount	%	Amount	%
Charity care	$ 778,268	74%	$804,301	84%	$664,212	82%
Uninsured discounts	267,304	26%	151,447	16%	142,467	18%
Total uncompensated care	$1,045,572	100%	$955,748	100%	$806,679	100%

The estimated cost of providing uncompensated care:

The estimated cost of providing uncompensated care, as reflected below, were based on a calculation which multiplied the percentage of operating expenses for our acute care hospitals to gross charges for those hospitals by the above-mentioned total uncompensated care amounts. The percentage of cost to gross charges is calculated based on the total operating expenses for our acute care facilities divided by gross patient service revenue for those facilities. An increase in the level of uninsured patients to our facilities and the resulting adverse trends in the provision for doubtful accounts and uncompensated care provided could have a material unfavorable impact on our future operating results.

	(amounts in thousands)		
	2012	2011	2010
Estimated cost of providing charity care	$131,890	$145,350	$129,820
Estimated cost of providing uninsured discounts related care	45,299	27,363	27,845
Estimated cost of providing uncompensated care	$177,189	$172,713	$157,665

F) Accounting for Medicare and Medicaid Electronic Health Records Incentive Payments: In July 2010, the Department of Health and Human Services published final regulations implementing the health information technology provisions of the American Recovery and Reinvestment Act. The regulation defines the "meaningful use" of Electronic Health Records ("EHR") and established the requirements for the Medicare and Medicaid EHR payment incentive programs. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated "meaningful use" of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Medicare EHR incentive payments: Federal regulations require that Medicare EHR incentive payments be computed based on the Medicare cost report that begins in the federal fiscal period in which a hospital meets the applicable "meaningful use" requirements. Since the annual Medicare cost report periods for each of our acute care hospitals ends on December 31st, we will recognize Medicare EHR incentive income for each hospital during the fourth quarter of the year in which the facility meets the "meaningful use" criteria and during the fourth quarter of each applicable subsequent year.

Medicaid EHR incentive payments: Medicaid EHR incentive payments are determined based upon prior period cost report information available at the time our hospitals meet the "meaningful use" criteria. Therefore, the majority of the Medicaid EHR incentive income recognition occurs in the period in which the applicable hospitals are deemed to have met initial "meaningful use" criteria. Upon meeting subsequent fiscal year "meaningful use" criteria, our hospitals may become entitled to additional Medicaid EHR incentive payments which will be recognized as incentive income in future periods. Medicaid EHR incentive payments received prior to our hospitals meeting the "meaningful use" criteria are included in other current liabilities (as deferred EHR incentive income) in our consolidated balance sheet.

G) Cash and Cash Equivalents: We consider all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

H) Property and Equipment: Property and equipment are stated at cost. Expenditures for renewals and improvements are charged to the property accounts. Replacements, maintenance and repairs which do not improve or extend the life of the respective asset are expensed as incurred. We remove the cost and the related accumulated depreciation from the accounts for assets sold or retired and the resulting gains or losses are included in the results of operations. Construction-in-progress includes both construction projects and equipment not yet placed into service.

We capitalize interest expense on major construction projects while in progress. We capitalized interest on major construction projects and the development and implementation of electronic health records applications amounting to $5.7 million during 2012, $400,000 during 2011 and $7.6 million during 2010.

Depreciation is provided on the straight-line method over the estimated useful lives of buildings and improvements (twenty to forty years) and equipment (three to fifteen years). Depreciation expense (excluding discontinued operations) was $270.5 million during 2012, $262.1 million during 2011 and $197.3 million during 2010.

I) Long-Lived Assets: We review our long-lived assets, including amortizable intangible assets, for impairment whenever events or circumstances indicate that the carrying value of these assets may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of our asset based on our estimate of its undiscounted future cash flow. If the analysis indicates that the carrying value is not recoverable from future cash flows, the asset is written down to its estimated fair value and an impairment loss is recognized. Fair values are determined based on estimated future cash flows using appropriate discount rates.

J) Goodwill: Goodwill is reviewed for impairment at the reporting unit level on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. We have designated September 1st as our annual impairment assessment date and performed an impairment assessment as of September 1, 2012 which indicated no impairment of goodwill. There were also no goodwill impairments during 2011 or 2010. Future changes in the estimates used to conduct the impairment review, including profitability and market value projections, could indicate impairment in future periods potentially resulting in a write-off of a portion or all of our goodwill.

Changes in the carrying amount of goodwill for the two years ended December 31, 2012 were as follows (in thousands):

	Acute Care Services	Behavioral Health Services	Total Consolidated
Balance, January 1, 2011	$389,484	$2,200,430	$2,589,914
Adjustments to goodwill (a)	—	37,688	37,688
Balance, January 1, 2012	389,484	2,238,118	2,627,602
Goodwill acquired during the period	11,110	434,551	445,661
Goodwill divested during the period	(17,450)	(1,902)	(19,352)
Adjustments to goodwill (b)	(448)	(16,698)	(17,146)
Balance, December 31, 2012	$382,696	$2,654,069	$3,036,765

(a) Consists of adjustments to prior year purchase price allocations.

(b) The reduction to the Behavioral Health Services' goodwill consists primarily of a reclassification to "assets of facilities held for sale" and represents the goodwill attributable to Peak Behavioral Health Services which we agreed to divest pursuant to our agreement with the Federal Trade Commission in connection with our acquisition of Ascend Health Corporation in October, 2012. Adjustments to prior year purchase price allocations for Acute Care and Behavioral Health Services are also included.

K) Other Assets: Other assets consist primarily of amounts related to: (i) intangible assets acquired in connection with our acquisition of Psychiatric Solutions, Inc. ("PSI") in November, 2010 and Ascend Health Corporation in October, 2012, consisting of Medicare licenses, certificates of need and contracts to manage the operations of behavioral health services owned by third-parties (PSI only); (ii) prepaid fees for various software and other applications used by our hospitals; (iii) costs incurred in connection with the purchase and implementation of an electronic health records application for each of our acute care facilities; (iv) deposits; (v) investments in various businesses, including Universal Health Realty Income Trust; (vi) the invested assets related to a deferred compensation plan that is held by an independent trustee in a rabbi-trust and that has a related payable included in other noncurrent liabilities; (vii) the estimated future payments related to physician-related contractual commitments, as discussed below, and; (viii) other miscellaneous assets. As of December 31, 2012 and 2011, other intangible assets, net of accumulated amortization, were approximately $99 million and $97 million, respectively.

L) Physician Guarantees and Commitments: As of December 31, 2012 and 2011, our accrued liabilities-other, and our other assets included $3 million and $7 million, respectively, of estimated future payments related to physician-related contractual commitments. Pursuant to contractual guarantees outstanding as of December 31, 2012 that are applicable to future years, we have $3 million of potential future financial obligations, substantially all of which are potential obligations during 2013.

M) Self-Insured Risks: We provide for self-insured risks, primarily general and professional liability claims and workers' compensation claims. Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimate of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. All relevant information, including our own historical experience is used in estimating the expected amount of claims. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Our estimated self-insured reserves are reviewed and changed, if necessary, at each reporting date and changes are recognized currently as additional expense or as a reduction of expense. See Note 8 for discussion of adjustments to our prior year reserves for claims related to our self-insured general and professional liability and workers' compensation liability.

In addition, we also maintain self-insured employee benefits programs for employee healthcare and dental claims. The ultimate costs related to these programs include expenses for claims incurred and paid in addition to an accrual for the estimated expenses incurred in connection with claims incurred but not yet reported.

N) Income Taxes: Deferred tax assets and liabilities are recognized for the amount of taxes payable or deductible in future years as a result of differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. We believe that future income will enable us to realize our deferred tax assets net of recorded valuation allowances relating to state net operating loss carry-forwards.

We operate in multiple jurisdictions with varying tax laws. We are subject to audits by any of these taxing authorities. Our tax returns have been examined by the Internal Revenue Service ("IRS") through the year ended December 31, 2006. We believe that adequate accruals have been provided for federal, foreign and state taxes.

See Note 6 for additional disclosure regarding income taxes.

O) Other Noncurrent Liabilities: Other noncurrent liabilities include the long-term portion of our professional and general liability, workers' compensation reserves, pension and deferred compensation liabilities, liability incurred in connection with split-dollar life insurance agreements on the lives of our chief executive officer and his wife and interest rate swap liabilities.

P) Redeemable Noncontrolling Interests and Noncontrolling Interest: Outside owners hold noncontrolling, minority ownership interests of: (i) approximately 28% in our five acute care facilities located in Las Vegas, Nevada; (ii) 20% in an acute care facility located in Washington, D.C.; (iii) approximately 11% in an acute care facility located in Laredo, Texas, and; (iv) 20% in a behavioral health care facility located in Philadelphia, Pennsylvania, the majority ownership interest of which was acquired by us as result of our acquisition of PSI in November, 2010. The redeemable noncontrolling interest balances of $234 million and $218 million as of December 31, 2012 and 2011, respectively, and the noncontrolling interest balances of $53 million and $51 million as of December 31, 2012 and 2011, respectively, consist primarily of the third-party ownership interests in these hospitals.

In connection with the five acute care facilities located in Las Vegas, Nevada, the minority ownership interests of which are reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owners have certain "put rights", that are currently exercisable, that if exercised, require us to purchase the minority member's interests at fair market value. The put rights are exercisable upon the occurrence of: (i) certain specified financial conditions falling below established thresholds; (ii) breach of the management contract by the managing member (a subsidiary of ours), or; (iii) if the minority member's ownership percentage is reduced to less than certain thresholds. In connection with the behavioral health care facility located in Philadelphia, Pennsylvania, the minority ownership interest of which is also reflected as redeemable noncontrolling interests on our Consolidated Balance Sheet, the outside owner has a "put option" to put its entire ownership interest to us at any time. If exercised, the put option requires us to purchase the minority member's interest at fair market value. As of December 31, 2012, we believe the fair market value of the minority ownership interests in these facilities, pursuant to the terms of the put options, approximates the book value of the redeemable noncontrolling interests.

Q) Comprehensive Income and Accumulated Other Comprehensive Income: Comprehensive income or loss is comprised of net income, changes in unrealized gains or losses on derivative financial instruments and a pension liability.

The accumulated other comprehensive income ("AOCI") component of stockholders' equity includes: net unrealized gains and losses on effective cash flow hedges; and the net minimum pension liability of a non-contributory defined benefit pension plan which covers employees at one of our subsidiaries. See Note 10, "Pension Plan" for additional disclosure regarding the defined benefit pension plan.

The amounts recognized in AOCI for the two years ended December 31, 2012 were as follows (in thousands):

	Net Unrealized Gains (Losses) on Effective Cash Flow Hedges	Minimum Pension Liability	Total AOCI
Balance, January 1, 2011, net of income tax	$ (5,130)	$(15,009)	$(20,139)
2011 activity:			
Pre-tax amount	(37,813)	(12,397)	(50,210)
Income tax effect	14,483	4,691	19,174
Change, net of income tax	(23,330)	(7,706)	(31,036)
Balance, January 1, 2012, net of income tax	(28,460)	(22,715)	(51,175)
2012 activity:			
Pre-tax amount	6,341	4,986	11,327
Income tax effect	(2,408)	(1,898)	(4,306)
Change, net of income tax	3,933	3,088	7,021
Balance, December 31, 2012, net of income tax	$(24,527)	$(19,627)	$(44,154)

R) **Accounting for Derivative Financial Investments and Hedging Activities:** We manage our ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts.

We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within stockholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. Changes in the fair value of our cash flow hedges are classified as operating on our cash flow statement.

We use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

Derivative instruments designated in a hedge relationship to mitigate exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Fair value hedges are accounted for by recording the changes in the fair value of both the derivative instrument and the hedged item in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

S) Stock-Based Compensation: At December 31, 2012, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the award using the Black-Scholes option-pricing model.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities. The applicable FASB guidance requires that cash flows resulting from tax deductions in excess of compensation cost recognized be classified as financing cash flows. During 2012, 2011 and 2010, there were no net excess tax benefits generated.

T) Earnings per Share: Basic earnings per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted average number of common shares outstanding during the year adjusted to give effect to common stock equivalents.

The following table sets forth the computation of basic and diluted earnings per share, for the periods indicated:

	Twelve Months Ended December 31,		
	2012	2011	2010
Basic and diluted:			
Net Income	$489,047	$448,870	$275,795
Less: Net income attributable to noncontrolling interest	(45,601)	(50,703)	(45,612)
Less: Net income attributable to unvested restricted share grants	(497)	(521)	(918)
Net income attributable to UHS—basic and diluted	$442,949	$397,646	$229,265
Basic earnings per share attributable to UHS:			
Weighted average number of common shares—basic	96,821	97,199	96,786
Total basic earnings per share	$ 4.57	$ 4.09	$ 2.37
Diluted earnings per share attributable to UHS:			
Weighted average number of common shares	96,821	97,199	96,786
Net effect of dilutive stock options and grants based on the treasury stock method	890	1,338	1,187
Weighted average number of common shares and equivalents—diluted	97,711	98,537	97,973
Total diluted earnings per share	$ 4.53	$ 4.04	$ 2.34

The "Net effect of dilutive stock options and grants based on the treasury stock method", for all years presented above, excludes certain outstanding stock options applicable to each year since the effect would have been anti-dilutive. The excluded weighted-average stock options totaled 2.0 million during 2012, 1.4 million during 2011and 1,000 during 2010.

U) Fair Value of Financial Instruments: The fair values of our registered debt and investments are based on quoted market prices. The fair values of other long-term debt, including capital lease obligations, are estimated by discounting cash flows using period-end interest rates and market conditions for instruments with similar maturities and credit quality. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable, and short-term borrowings approximates their fair values due to the short-term nature of these instruments. Accordingly, these items have been excluded from the fair value disclosures included elsewhere in these notes to consolidated financial statements.

V) Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

W) Mergers and Acquisitions: The acquisition method of accounting for business combinations requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values with limited exceptions. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs and costs to restructure the acquired company are expensed as incurred. The fair value of intangible assets, including Medicare Licenses, Certificates of Need, and certain contracts, is based on significant judgments made by our management, and accordingly, for significant items we typically obtain assistance from third party valuation specialists.

X) Accounting Standards:

Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities: During the first quarter of 2012, we adopted the Financial Accounting Standards Board's Accounting Standards Update ("ASU") No. 2011-07, "Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities," which required certain health care entities to change the presentation in their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). As a result, the provision for doubtful accounts for our acute care and behavioral health care facilities is reflected as a deduction from net revenues in the accompanying consolidated statements of income for 2012, 2011 and 2010. The adoption of this standard had no impact on our financial position or overall results of operations.

Presentation of Comprehensive Income: In June 2011, the FASB amended its guidance governing the presentation of comprehensive income. The amended guidance eliminates the option to report other comprehensive income and its components in the statement of changes in equity. Under the new guidance, an entity can elect to present items of net income and other comprehensive income in one continuous statement referred to as the statement of comprehensive income or in two separate, but consecutive, statements. While the options for presenting other comprehensive income change under the guidance, other portions of the current guidance will not change. For public entities, these changes are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this standard did not have an impact on our consolidated financial position or results of operations.

2) ACQUISITIONS AND DIVESTITURES

Year ended December 31, 2012:

2012 Acquisitions of Assets and Businesses:

During 2012, we spent $528 million to acquire the following assets and businesses:

- spent $503 million to acquire 9 behavioral health care facilities from Ascend Health Corporation ("Ascend") in October, 2012, and;
- spent $25 million in connection with the acquisition of physician practices and various real property.

The aggregate net purchase price of the facilities was allocated to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 21,000
Property, plant & equipment	60,000
Goodwill	446,000
Other assets	9,000
Income tax assets, net of deferred tax liabilities	(1,000)
Other liabilities	(7,000)
Cash paid in 2012 for acquisitions	$528,000

Goodwill of the facilities acquired is computed, pursuant to the residual method, by deducting the fair value of the acquired assets and liabilities from the total purchase price. The factors that contribute to the recognition of goodwill, which may also influence the purchase price, include the following for each of the acquired facilities: (i) the historical cash flows and income levels; (ii) the reputations in their respective markets; (iii) the nature of the respective operations, and; (iv) the future cash flows and income growth projections.

Assuming the acquisition of Ascend occurred on January 1, 2011, our 2011 pro forma net revenues would have been approximately $6.90 billion and our pro forma net income attributable to UHS and pro forma net income attributable to UHS per diluted share would have been $401 million and $4.06 per diluted share, respectively. The 2011 pro forma net income attributable to UHS and pro forma net income attributable to UHS per diluted share include the after-tax impact of the transaction costs incurred by us in connection with the acquisition of Ascend amounting to $5 million or $.06 per diluted share.

Our 2012 pro forma net revenues would have been approximately $7.11 billion and our pro forma net income attributable to UHS and pro forma net income attributable to UHS per diluted share would have been $464 million and $4.74 per diluted share, respectively.

During the period of October 10, 2012 through December 31, 2012, the facilities acquired from Ascend generated $42 million of net revenues which are included in our consolidated net revenues for the year ended December 31, 2012. The aggregate effect of the earnings generated by these facilities since the date of acquisition, less the cost on the borrowings utilized to finance the acquisition, and less the above-mentioned transaction costs, was not material to our 2012 net income attributable to UHS and net income attributable to UHS per diluted share.

2012 Divestiture of Assets and Businesses:

During 2012, we received $149 million from the divestiture of assets and businesses, including the following:

- received $93 million for the sale of Auburn Regional Medical Center ("Auburn"), a 159-bed acute care hospital located in Auburn, Washington (sold in October);
- received $50 million for the sale of the Hospital San Juan Capestrano, a 108-bed acute care hospital located in Rio Piedras, Puerto Rico (sold in January pursuant to our below-mentioned agreement with the FTC in connection with our acquisition of PSI in November, 2010), and;
- received an aggregate of $6 million for the sale of the real property of two non-operating behavioral health facilities and our majority ownership interest in an outpatient surgery center located in Puerto Rico.

In connection with the receipt of antitrust clearance from the Federal Trade Commission ("FTC") in connection with our acquisition of Ascend Health Corporation in October of 2012, we agreed to certain conditions, including the divestiture, within approximately six months, of Peak Behavioral Health Services ("Peak"), a 104-bed behavioral health care facility located in Santa Teresa, New Mexico. The revenues of Peak were approximately $18 million and $14 million during 2012 and 2011, respectively.

In connection with the receipt of antitrust clearance from the FTC in connection with our acquisition of PSI in November, 2010, we agreed to divest three former PSI facilities as well as one of our legacy behavioral health facilities in Puerto Rico. Pursuant to the terms of our agreement with the FTC, we divested:

- in July, 2011, the MeadowWood Behavioral Health System, a 58-bed facility located in New Castle, Delaware;
- in December, 2011, the Montevista Hospital (101-bed) and Red Rock Hospital (21-bed), both of which are located in Las Vegas, Nevada, and;
- in January, 2012, the Hospital San Juan Capestrano, a 108-bed facility located in Rio Piedras, Puerto Rico.

The operating results for Auburn, Peak and the three former PSI facilities located in Delaware and Nevada are reflected as discontinued operations during our period of ownership during each of the years presented herein. Since the aggregate income from discontinued operations before income tax expense for these facilities is not material to our consolidated financial statements, it is included as a reduction to other operating expenses. As reflected on the table below, the aggregate pre-tax gain on the divestiture of Auburn, was approximately $26 million. The aggregate pre-tax net gain on the divestiture of San Juan Capestrano in January, 2012 did not have a material impact on our consolidated results of operations during 2012. Assets and liabilities for Peak are reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2012, and the assets and liabilities for the Hospital San Juan Capestrano were reflected as "held for sale" on our Consolidated Balance Sheet as of December 31, 2011.

The following table shows the results of operations for Auburn and Peak and the former PSI facilities located in Delaware and Nevada, on a combined basis, which were reflected as discontinued operations during our period of ownership for each of the years presented herein (amounts in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net revenues	$95,226	$159,218	$126,218
Income from discontinued operations	(3,472)	10,422	12,109
Gain on divestiture	26,419	442	0
Income from discontinued operations, before income tax expense	22,947	10,864	12,109
Income tax expense	(8,688)	(4,113)	(4,483)
Income from discontinued operations, net of income tax expense	$14,259	$ 6,751	$ 7,626

Year ended December 31, 2011:

2011 Acquisitions of Assets and Businesses:

During 2011, we spent $29 million on the acquisition of businesses and real property, including the following:

- the acquisition of administrative office buildings located in Pennsylvania, Tennessee and a multi-tenant office building located in Washington D.C.;
- a deposit in made connection with execution of a purchase agreement for an acute care hospital in Texas which has since been terminated and the deposit returned to us in 2012, and;
- the acquisition of a cardiology practice in Texas

The aggregate net cash expenditure related to the properties and/or businesses was allocated to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Property, plant & equipment	$ 35,000
Other assets/deposits	11,000
Debt	(17,000)
Cash paid in 2011 for acquisitions and deposits	$ 29,000

2011 Divestitures of Assets and Businesses:

During 2011, we received $68 million from the divestiture of assets and businesses, including the following:

- the above-mentioned sale of three behavioral healthcare facilities (one located in Delaware and two located in Nevada) pursuant to our agreement with the FTC in connection with our acquisition of PSI;
- sale of our majority ownership interest in a radiation oncology center located in Nevada, and;
- the real property of a closed acute care hospital

The aggregate pre-tax net gain on the divestitures of the above-mentioned facilities located in Delaware and Nevada did not have a material impact on our 2011 consolidated results of operations.

Year ended December 31, 2010:

2010 Acquisitions of Assets and Businesses:

During 2010, we spent $1.96 billion and assumed $1.08 billion of debt on the acquisition of businesses and real property, including the following:

- the acquisition of PSI on November 15, 2010 for a total purchase price of $3.04 billion consisting of $1.96 billion in cash plus the assumption of approximately $1.08 billion of PSI's debt, the majority of which has since been refinanced, and;
- the acquisition of substantially all of the assets of an outpatient surgery center located in Florida in which we previously held a 20% minority ownership interest. The purchase price consideration in connection with this transaction, which occurred during the first quarter, consisted of acquisition of the net assets less the assumption of the outstanding liabilities and third-party debt.

The aggregate net purchase price of the facilities was allocated to assets and liabilities based on their estimated fair values as follows:

	Amount (000s)
Working capital, net	$ 60,000
Assets held for sale	67,000
Property, plant & equipment	932,000
Goodwill	1,921,000
Other assets	132,000
Income tax assets, net of deferred tax liabilities	(14,000)
Debt	(1,082,000)
Liabilities held for sale	(1,000)
Redeemable noncontrolling interests	(5,000)
Other liabilities	(52,000)
Cash paid in 2010 for acquisitions	$ 1,958,000

Goodwill of the facilities acquired is computed, pursuant to the residual method, by deducting the fair value of the acquired assets and liabilities from the total purchase price. The factors that contribute to the recognition of goodwill, which may also influence the purchase price, include the following for each of the acquired facilities: (i) the historical cash flows and income levels; (ii) the reputations in their respective markets; (iii) the nature of the respective operations, and; (iv) the future cash flows and income growth projections.

Assuming the acquisition of PSI occurred on January 1, 2009, our 2010 pro forma net revenues would have been approximately $7.30 billion and our pro forma net income attributable to UHS and pro forma net income attributable to UHS per diluted share would have been $342 million and $3.47 per diluted share, respectively.

During the period of November 16, 2010 through December 31, 2010, the facilities acquired from PSI generated $227 million of net revenues which are included in our consolidated net revenues for the year ended December 31, 2010. The aggregate effect of the earnings generated by these facilities since the date of acquisition, less the cost on the borrowings utilized to finance the acquisition, was not material to our 2010 net income attributable to UHS and net income attributable to UHS per diluted share.

Year ended December 31, 2010:

2010 Divestitures of Assets and Businesses:

During 2010, we received $21 million from the divestiture of assets and businesses, including the following:

- the sale of our minority ownership interest in a healthcare technology company;
- the sale of a portion of our ownership interest in an outpatient surgery center located in Texas, and;
- the sale of the real property of Methodist Hospital located in Louisiana that was severely damaged and closed in 2005 as a result of Hurricane Katrina.

The pre-tax gain, net of losses, resulting from the above-mentioned transactions did not have a material impact on our 2010 financial statements.

3) FINANCIAL INSTRUMENTS

Fair Value Hedges:

During 2012, 2011 and 2010, we had no fair value hedges outstanding.

Cash Flow Hedges:

We manage our ratio of fixed and floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this risk in a cost-effective manner, we, from time to time, enter into interest rate swap agreements in which we agree to exchange various combinations of fixed and/or variable interest rates based on agreed upon notional amounts. We account for our derivative and hedging activities using the Financial Accounting Standard Board's ("FASB") guidance which requires all derivative instruments, including certain derivative instruments embedded in other contracts, to be carried at fair value on the balance sheet. For derivative transactions designated as hedges, we formally document all relationships between the hedging instrument and the related hedged item, as well as its risk-management objective and strategy for undertaking each hedge transaction.

Derivative instruments designated in a hedge relationship to mitigate exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding amount recorded in accumulated other comprehensive income ("AOCI") within shareholders' equity. Amounts are reclassified from AOCI to the income statement in the period or periods the hedged transaction affects earnings. We use interest rate derivatives in our cash flow hedge transactions. Such derivatives are designed to be highly effective in offsetting changes in the cash flows related to the hedged liability. For derivative instruments designated as cash flow hedges, the ineffective portion of the change in expected cash flows of the hedged item are recognized currently in the income statement.

For hedge transactions that do not qualify for the short-cut method, at the hedge's inception and on a regular basis thereafter, a formal assessment is performed to determine whether changes in the fair values or cash flows of the derivative instruments have been highly effective in offsetting changes in cash flows of the hedged items and whether they are expected to be highly effective in the future.

The fair value of interest rate swap agreements approximates the amount at which they could be settled, based on estimates obtained from the counterparties. We assess the effectiveness of our hedge instruments on a quarterly basis. We performed periodic assessments of the cash flow hedge instruments during 2012 and 2011 and determined the hedges to be highly effective. We also determined that any portion of the hedges deemed to be ineffective was de minimis and therefore there was no material effect on our consolidated financial position, operations or cash flows. The counterparties to the interest rate swap agreements expose us to credit risk in the event of nonperformance. However, at December 31, 2012, each swap agreement entered into by us was in a net liability position which would require us to make the net settlement payments to the counterparties. We do not anticipate nonperformance by our counterparties. We do not hold or issue derivative financial instruments for trading purposes.

During the first quarter of 2011, we entered into an interest rate cap on a total notional amount of $275 million whereby we paid a premium of $30,000 in exchange for the counterparty agreeing to pay the difference between 2.25% and three-month LIBOR if the three-month LIBOR rate rises above 2.25% during the term of the cap, which expired in December, 2011. The three-month LIBOR never reached 2.25% during the term of the cap. Therefore, no payment was made to us. We also entered into a forward starting interest rate cap on a total notional amount of $450 million from December, 2011 to December, 2012 reducing to $400 million from December, 2012 to December, 2013 whereby we paid a premium of $740,000 in exchange for the counterparty agreeing to pay the difference between 7.00% and three-month LIBOR if the three-month LIBOR rate rises above 7.00% during the term of the cap. If the three-month LIBOR does not reach 7.00% during the term of the cap, no payment is made to us.

We also entered into six additional forward starting interest rate swaps in the first quarter of 2011 whereby we pay a fixed rate on a total notional amount of $425 million and receive three-month LIBOR. Three of these swaps with a total notional amount of $225 million became effective in March, 2011 and will mature in May, 2015. The average fixed rate payable on these swaps is 1.91%. The three remaining interest rate swaps with total notional amounts of $100 million, $25 million and $75 million became effective in December, 2011 and have fixed rates of 2.50%, 1.96% and 1.32%, and maturity dates in December, 2014, December, 2013 and December, 2012, respectively.

During the fourth quarter of 2010, we entered into three interest rate caps on a total notional amount of $1 billion whereby we paid a premium of $240,000 in exchange for the counterparties agreeing to pay the difference between 2.25% and three-month LIBOR if the three-month LIBOR rate rises above 2.25% during the term of the caps. All of these caps expired in December, 2011. The three-month LIBOR rate never rose above 2.25% during the term of the caps. Therefore, no payments were made to us. We also entered into four forward starting interest rate swaps in the fourth quarter of 2010 whereby we pay a fixed rate on a total notional amount of $600 million and receive three-month LIBOR. Each of the four swaps became effective in December, 2011 and will mature in May, 2015. The average fixed rate payable on these swaps is 2.38%.

During the fourth quarter of 2007, we entered into two interest rate swaps whereby we pay a fixed rate on a total notional principal amount of $150 million and receive three-month LIBOR. Each of the two interest rate swaps had an initial notional principal amount of $75 million. The notional amount of the first interest rate swap reduced to $50 million in October, 2010. The fixed rate payable was 4.76% and it matured in October, 2012. The fixed rate payable on the second interest rate swap was 4.87% and it matured in October, 2011.

We measure our interest rate swaps at fair value on a recurring basis. The fair value of our interest rate swaps is based primarily on quotes from banks. We consider those inputs to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with derivative instruments and hedging activities. The fair value of our interest rate swaps was a liability of $41 million at December 31, 2012, substantially all of which is included in other noncurrent liabilities on the accompanying balance sheet. At December 31, 2011, the fair value of our interest rate swaps was a liability of $48 million, of which $4 million is included in other current liabilities and $44 million is included in other noncurrent liabilities on the accompanying balance sheet.

4) LONG-TERM DEBT

A summary of long-term debt follows:

	December 31,	
	2012	2011
	(amounts in thousands)	
Long-term debt:		
Notes payable and Mortgages payable (including obligations under capitalized leases of $8,267 in 2012 and 9,982 in 2011) and term loans with varying maturities through 2038; weighted average interest at 5.9% in 2012 and 6.1% in 2011 (see Note 7 regarding capitalized leases)	$ 47,216	$ 51,841
Revolving credit and on-demand credit facility	163,500	249,600
Term Loan A, net of unamortized discount of $4,612 in 2012 and $6,103 in 2011	983,438	1,017,647
Term Loan B, net of unamortized discount of $8,724 in 2012 and $19,500 in 2011	737,176	1,439,500
Term Loan A2	894,375	—
Revenue bonds, interest at floating rates of 0.2% at December 31, 2012 and 2011, with varying maturities through 2015	5,300	5,300
Accounts receivable securitization program	249,000	240,000
7.125% Senior Secured Notes due 2016, including unamortized net premium of $15 in 2012 and $19 in 2011	400,015	400,019
7.00% Senior Unsecured Notes due 2018	250,000	250,000
	3,730,020	3,653,907
Less-Amounts due within one year	(2,589)	(2,479)
	$3,727,431	$3,651,428

On September 21, 2012, we entered into a second amendment ("Second Amendment") to our credit agreement, dated as of November 15, 2010, as amended on March 15, 2011, with several banks and other financial institutions ("Credit Agreement"). The Second Amendment, provides for a new $900 million Term Loan-A ("Term Loan A2") at the same interest rates as our existing Term Loan A and a final maturity date of August 15, 2016. The Second Amendment also provides for the extension of the maturity date on approximately $777 million of our existing $800 million revolving credit facility, and $943 million of our existing Term Loan-A facility, by nine months to mature on August 15, 2016. Approximately $23 million of our revolving credit facility commitment and $45 million of our existing Term Loan-A was not extended and is scheduled to mature on November 15, 2015. The Second Amendment also provides for increased flexibility for refinancing and certain other modifications but substantially all other terms of the Credit Agreement, dated as of November 15, 2010 and as previously amended in March, 2011, including interest rates, remain unchanged.

On September 21, 2012, we used $700 million of the proceeds from the new Term Loan-A2 facility to extinguish a portion of our higher priced, Term Loan-B facility. Current pricing under the new Term Loan-A2 facility is 1% lower than the Term Loan-B facility and does not include a LIBOR Floor whereas the Term Loan-B facility has a 1% LIBOR Floor. During the third quarter of 2012, in connection with the extinguishment of a portion of our Term Loan-B facility, we recorded a pre-tax charge of $29 million to write-off the related portion of the Term Loan-B deferred financing costs.

The Credit Agreement, as amended on September 21, 2012, is a senior secured facility which provides for an initial aggregate commitment amount of $3.43 billion, comprised of an $800 million revolving credit facility, a $988 million Term Loan-A facility, a $746 million Term Loan-B facility and a $900 million Term Loan-A2 facility. The revolving credit facility includes a $125 million sub-limit for letters of credit. The Credit Agreement is secured by substantially all of the assets of the Company and our material subsidiaries and guaranteed by our material subsidiaries.

Borrowings under the Credit Agreement bear interest at either (1) the ABR rate which is defined as the rate per annum equal to, at our election: the greatest of (a) the lender's prime rate, (b) the weighted average of the federal funds rate, plus 0.5% and (c) one month Eurodollar rate plus 1%, in each case, plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 0.50% to 1.25% for revolving credit, Term Loan-A and Term Loan- A2 borrowings and 1.75% to 2.00% for Term Loan B borrowings or (2) the one, two, three or six month Eurodollar rate (at our election), plus an applicable margin based upon our consolidated leverage ratio at the end of each quarter ranging from 1.50% to 2.25% for revolving credit, Term Loan-A and Term Loan- A2 borrowings and ranging from 2.75% to 3.00% for Term Loan-B borrowings. The current applicable margins are 0.75% for ABR-based loans, 1.75% for Eurodollar-based loans under the revolving credit, Term Loan-A and Term Loan-A2 facilities and 2.75% under the Term Loan-B facility. The minimum Eurodollar rate for the Term Loan-B facility is 1.00% ("LIBOR Floor").

As of December 31, 2012, we had $574 million of available borrowing capacity pursuant to the terms of our $800 million revolving credit facility, net of $164 million of outstanding borrowings (including borrowings outstanding pursuant to a short-term, on-demand credit facility) and $62 million of outstanding letters of credit. As of December 31, 2012, we had $14 million of outstanding borrowings under a short-term, on-demand credit facility. Outstanding borrowings pursuant to this facility are classified as long-term on our Consolidated Balance Sheet since we have the intent and ability to refinance through available borrowings under the terms of our Credit Agreement.

Quarterly installment payments ("Installment Payments") are due on the Term Loan-A and Term Loan-A2 facilities which are equal to approximately $72 million in 2013, $72 million in 2014, $77 million in 2015 and $46 million in 2016. No Installment Payments are due on the Term Loan-B facility. During 2012, we made scheduled principal payments of $13 million on the Term Loan B facility and $42 million on the Term Loan-A and Term Loan A2 facilities. In 2011, we made scheduled principal payments of $16 million on the Term Loan-B facility and $26 million on the Term Loan-A facility. The Installment Payments due in 2013 on the Term Loan-A and Term Loan-A2 facilities are classified as long-term on our Consolidated Balance Sheet since we expect to have the borrowing capacity and would intend to refinance through available borrowings under the terms of our Credit Agreement.

Our accounts receivable securitization program ("Securitization") with a group of conduit lenders and liquidity banks was amended in October, 2010. We increased the size of the Securitization from $200 million to $240 million (the "Commitments"), and extended the maturity date to October 25, 2013. In May, 2012, we further increased the size of the securitization by $35 million to $275 million. Substantially all of the patient-related accounts receivable of our acute care hospitals ("Receivables") serve as collateral for the outstanding borrowings. The interest rate on the borrowings is based on the commercial paper rate plus a spread of 0.475% and there is a facility fee of 0.375% required on 102% on the Commitments. We have accounted for this Securitization as borrowings. We maintain effective control over the Receivables since, pursuant to the terms of the Securitization; the Receivables are sold from certain of our subsidiaries to special purpose entities that are wholly-owned by us. The Receivables, however, are owned by the special purpose entities, can be used only to satisfy the debts of the wholly-owned special purpose entities, and thus are not available to us except through our ownership interest in the special purpose entities. The wholly-owned special purpose entities use the Receivables to collateralize the loans obtained from the group of third-party conduit lenders and liquidity banks. The group of third-party conduit lenders and liquidity banks do not have recourse to us beyond the assets of the wholly-owned special purpose entities that securitize the loans. At December 31, 2012, we had $249 million of outstanding borrowings and $26 million of additional capacity pursuant to the terms of our accounts receivable securitization program. In the event we do not either enter into a new financing agreement, or an agreement to extend the scheduled maturity date of the Securitization, we expect to have the borrowing capacity and would intend to refinance the Securitization upon its scheduled maturity utilizing borrowings under our Credit Agreement. Therefore, outstanding borrowings as of December 31, 2012 under the Securitization are classified as long-term on our Consolidated Balance Sheet.

Our $250 million, 7.00% senior unsecured notes (the "Unsecured Notes") are scheduled to mature on October 1, 2018. The Unsecured Notes were issued on September 29, 2010 and registered in April, 2011. Interest on the Unsecured Note is payable semiannually in arrears on April 1st and October 1st of each year. The Unsecured Notes can be redeemed in whole at anytime subject to a make-whole call at treasury rate plus 50 basis points prior to October 1, 2014. They are also redeemable in whole or in part at a price of: (i) 103.5% on or after October 1, 2014; (ii) 101.75% on or after October 1, 2015, and; (iii) 100% on or after October 1, 2016. These Unsecured Notes are guaranteed by a group of subsidiaries (each of which is a 100% directly owned subsidiary of Universal Health Services, Inc.) which fully and unconditionally guarantee the Unsecured Notes on a joint and several basis, subject to certain customary automatic release provisions.

On June 30, 2006, we issued $250 million of senior notes which have a 7.125% coupon rate and mature on June 30, 2016 (the "7.125% Notes"). Interest on the 7.125% Notes is payable semiannually in arrears on June 30th and December 30th of each year. In June, 2008, we issued an additional $150 million of 7.125% Notes which formed a single series with the original 7.125% Notes issued in June, 2006. Other than their date of issuance and initial price to the public, the terms of the 7.125% Notes issued in June, 2008 are identical to and trade interchangeably with, the 7.125% Notes which were originally issued in June, 2006.

During 2001, we issued $200 million of senior notes which have a 6.75% coupon rate and which matured and were paid in full on November 15, 2011 (the "6.75% Notes").

In connection with the entering into of the Credit Agreement on November 15, 2010, and in accordance with the Indenture dated January 20, 2000 governing the rights of our existing notes, we entered into a supplemental indenture pursuant to which our 7.125% Notes (due in 2016) and our 6.75% Notes (which matured and were paid in full in November, 2011) were equally and ratably secured with the lenders under the Credit Agreement with respect to the collateral for so long as the lenders under the Credit Agreement are so secured.

The average amounts outstanding during 2012, 2011 and 2010 under the current and prior Credit Agreements, demand notes and accounts receivable securitization programs were $2.9 billion, $2.9 billion and $610 million, respectively, with corresponding interest rates of 2.9%, 3.4% and 3.4% including commitment and facility fees. The maximum amounts outstanding at any month-end were $3.06 billion in 2012, $3.03 billion in 2011 and $3.11 billion in 2010. The effective interest rate on our current and prior Credit Agreements, accounts receivable securitization programs, and demand notes, which includes the respective interest expense, commitment and facility fees, designated interest rate swaps expense and amortization of deferred financing costs and original issue discounts, was 4.5% in 2012, 4.6% in 2011 and 5.0% in 2010.

Our Credit Agreement includes a material adverse change clause that must be represented at each draw. The Credit Agreement contains covenants that include a limitation on sales of assets, mergers, change of ownership, liens and indebtedness, transactions with affiliates and dividends; and requires compliance with financial covenants including maximum leverage and minimum interest coverage ratios. We are in compliance with all required covenants as of December 31, 2012.

The carrying values of our debt at December 31, 2012 and 2011 are reflected above. The fair values of our debt at December 31, 2012 and 2011 were $3.8 billion and $3.7 billion, respectively. The fair value of our debt was computed based upon quotes received from financial institutions. We consider these to be "level 2" in the fair value hierarchy as outlined in the authoritative guidance for disclosures in connection with debt instruments.

Aggregate maturities follow:

	(000s)
2013	$ 2,589
2014	2,012
2015	68,588
2016	3,382,793
2017	1,262
Later	272,776
Total	$3,730,020

Amounts outstanding under our on-demand credit facility and Securitization program, as well as the scheduled Installment Payments due on our Term Loan-A and Term Loan-A2 facilities, as discussed above, are included in the Credit Agreement maturities which are due in 2016.

5) COMMON STOCK

Dividends

Cash dividends of $.60 per share ($58.3 million in the aggregate), including a $.40 per share special cash dividend ($38.9 million) were declared and paid during 2012. Cash dividends of $.20 per share ($19 million in the aggregate) were declared and paid during each of 2011 and 2010. All classes of our common stock have similar economic rights.

Stock Repurchase Programs

In various prior years, our Board of Directors has approved stock repurchase programs authorizing us to purchase shares of our outstanding Class B Common Stock on the open market at prevailing market prices or in negotiated transactions off the market. There is no expiration date for our stock repurchase programs. The most recent approval occurred during 2007 at which time our Board of Directors authorized the purchase of up to 10 million shares, a portion of which (as reflected below) remains available for purchase as of December 31,

2012. The following schedule provides information related to our stock repurchase programs for each of the three years ended December 31, 2012:

	Total number of shares purchased as part of publicly announced programs	Total price paid for shares purchased as part of publicly announced programs (in thousands)	Total number of shares purchased related to stock-based compensation plans (a.)	Total price paid for shares purchased related to stock-based compensation plans (in thousands)	Aggregate number of shares purchased	Aggregate price paid for shares purchased (in thousands)	Maximum number of shares that may yet be purchased under the publicly announced program
Balance as of January 1, 2010							2,152,339
2010......	—	—	301,933	$11,528	301,933	$11,528	2,152,339
2011......	1,384,637	$50,576	217,649	$ 9,906	1,602,286	$60,482	767,702
2012......	—	—	433,312	$19,154	433,312	$19,154	767,702
Total for three year period ended December 31, 2012	1,384,637	$50,576	952,894	$40,588	2,337,531	$91,164	

(a.) During 2012, there were 432,562 shares repurchased at an average price of $44.28 per share related to income tax withholding obligations in connection with stock-based compensation programs, and 750 shares repurchased at an average of $.01 per share related to restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan. During 2011, there were 217,649 shares repurchased at an average price of $45.51 per share related to income tax withholding obligations in connection with stock-based compensation programs. During 2010, there were 293,933 shares repurchased at an average price of $39.22 per share related to income tax withholding obligations in connection with stock-based compensation programs and 8,000 shares repurchased at an average price of $.01 per share related to restricted shares that were forfeited by former employees pursuant to the terms of our restricted stock purchase plan.

Stock-based Compensation Plans

At December 31, 2012, we have a number of stock-based employee compensation plans. Pursuant to the FASB's guidance, we expense the grant-date fair value of stock options and other equity-based compensation pursuant to the straight-line method over the stated vesting period of the award using the Black-Scholes option-pricing model.

The expense associated with share-based compensation arrangements is a non-cash charge. In the Consolidated Statements of Cash Flows, share-based compensation expense is an adjustment to reconcile net income to cash provided by operating activities. The applicable FASB guidance requires that cash flows resulting from tax deductions in excess of compensation cost recognized be classified as financing cash flows. During 2012, 2011 and 2010, there were no net excess tax benefits generated.

Compensation costs related to outstanding stock options were recognized as follows: (i) a pre-tax charge of $20.1 million ($12.5 million after-tax) or $.13 per diluted share during 2012; (ii) a pre-tax charge of $15.8 million ($9.8 million after-tax) or $.10 per diluted share during 2011, and; (ii) a pre-tax charge of $13.3 million ($8.3 million after-tax) or $.08 per diluted share during 2010. In addition, during the years ended 2012, 2011 and 2010, compensation costs of $2.3 million ($1.4 million after-tax), $2.0 million ($1.2 million after-tax) and $3.1 million ($2.0 million after-tax) respectively, were recognized related to restricted stock.

We adopted the 2005 Stock Incentive Plan, as amended in 2008 and 2010, (the "Stock Incentive Plan") which replaced our Amended and Restated 1992 Stock Option Plan which expired in July of 2005. An aggregate of twenty-three million shares of Class B Common Stock has been reserved under the Stock Incentive Plan. There were 2,760,050, 2,561,250 and 69,500 stock options, net of cancellations, granted during 2012, 2011 and 2010, respectively. The per option weighted-average grant-date fair value of options granted during 2012, 2011 and 2010, was $10.73, $11.62 and $7.84, respectively. Stock options to purchase Class B Common Stock have been granted to our officers, key employees and directors under our above referenced stock option plans. All stock options were granted with an exercise price equal to the fair market value on the date of the grant. Options are exercisable ratably over a four-year period beginning one year after the date of the grant. All outstanding options expire five years after the date of the grant.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions derived from averaging the number of options granted during the most recent five-year period that were granted or have vestings after January 1, 2006. The 2010 weighted-average assumptions were based upon seventeen option grants, the 2011 and 2012 weighted-average assumptions were each based upon eighteen option grants.

Year Ended December 31,	2012	2011	2010
Volatility	33%	29%	27%
Interest rate	1%	2%	3%
Expected life (years)	3.5	3.5	3.6
Forfeiture rate	10%	9%	10%
Dividend yield	0.6%	0.7%	0.7%

The risk-free rate is based on the U.S. Treasury zero coupon four year yield in effect at the time of grant. The expected life of the stock options granted was estimated using the historical behavior of employees. Expected volatility was based on historical volatility for a period equal to the stock option's expected life. Expected dividend yield is based on our actual dividend yield at the time of grant.

The table below summarizes our stock option activity during each of the last three years:

Outstanding Options	Number of Shares	Average Option Price	Range (High-Low)
Balance, January 1, 2010	8,802,450	$25.03	$31.70 -$16.22
Granted	94,000	$30.40	$32.28 -$30.32
Exercised	(2,000,250)	$24.87	$31.70 -$16.22
Cancelled	(301,250)	$24.91	$31.18 -$16.22
Balance, January 1, 2011	6,594,950	$25.16	$32.28 -$16.22
Granted	2,894,500	$43.66	$54.79 -$38.12
Exercised	(1,563,255)	$26.38	$32.28 -$16.22
Cancelled	(367,250)	$32.60	$46.97 -$16.22
Balance, January 1, 2012	7,558,945	$31.63	$54.79 -$16.22
Granted	2,966,850	$37.01	$44.83 -$36.95
Exercised	(2,608,007)	$23.22	$46.97 -$16.22
Cancelled	(481,550)	$38.00	$46.97 -$16.22
Balance, December 31, 2012	7,436,238	$36.31	$54.79 -$16.22
Outstanding options vested and exercisable as of December 31, 2012	2,185,312	$30.40	$54.79 -$16.22

The following table provides information about unvested options for the year December 31, 2012:

	Shares	Weighted Average Grant Date Fair Value
Unvested options as of January 1, 2012	4,579,000	$ 9.50
Granted	2,966,850	$10.73
Vested	(1,845,249)	$ 7.75
Cancelled	(449,675)	$10.32
Unvested options as of December 31, 2012	5,250,926	$10.74

The following table provides information about all outstanding options, and exercisable options, at December 31, 2012:

	Options Outstanding	Options Exercisable
Number	7,436,238	2,185,312
Weighted average exercise price	$ 36.31	$ 30.40
Aggregate intrinsic value as of December 31, 2012	$89,595,385	$39,256,370
Weighted average remaining contractual life	3.0	2.0

The total in-the-money value of all stock options exercised during the years ended December 31, 2012, 2011 and 2010 were $54.4 million, $28.9 million and $26.8 million, respectively.

The weighted average remaining contractual life for options outstanding and weighted average exercise price per share for exercisable options at December 31, 2012 were as follows:

	Options Outstanding			Exercisable Options		Expected to Vest Options(a)	
Exercise Price	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
$16.22 – $16.22	586,000	$16.22	.9	586,000	$16.22	N/A	N/A
$30.32 – $31.18	1,616,000	31.16	2.0	1,032,750	31.17	525,275	31.14
$36.95 – $43.46	2,797,050	37.03	2.9	11,250	39.09	2,508,891	37.02
$43.67 – $54.79	2,437,188	43.75	3.1	555,312	43.75	1,694,818	43.75
Total	7,436,238	$36.31	3.0	2,185,312	$30.40	4,728,984	$38.78

(a) Assumes a weighted average forfeiture rate of 9.94%.

In addition to the Stock Incentive Plan, we have the following stock incentive and purchase plans: (i) the 2010 Employees' Restricted Stock Purchase Plan ("2010 Plan"), which replaced the Second Amended and Restated 2001 Employees' Restricted Stock Purchase Plan ("2001 Plan"), which allows eligible participants to purchase shares of Class B Common Stock at par value, subject to certain restrictions, and; (ii) a 2005 Employee Stock Purchase Plan which allows eligible employees to purchase shares of Class B Common Stock at a ten percent discount. There were 117,901, 98,366 and 94,955 shares issued pursuant to the Employee Stock Purchase Plan during 2012, 2011 and 2010, respectively. Compensation expense recorded in connection with this plan was $533,000, $461,000 and $339,000 during 2012, 2011 and 2010, respectively.

We have reserved 6.0 million shares of Class B Common Stock for issuance under these various plans (excluding terminated plans) and have issued approximately 900,000 shares, net of cancellations, pursuant to the terms of these plans (excluding terminated plans) as of December 31, 2012.

During 2012, pursuant to the 2010 Plan, the Compensation Committee ("Committee") approved the issuance of 54,127 restricted shares of our Class B Common Stock at a weighted average price of $36.95 per share ($2.0 million in the aggregate) to our CEO and Chairman of the Board. These shares are scheduled to vest as follows: 50% on the first anniversary date of the grant, and 25% on each of the second and third anniversary dates of the grant, assuming our CEO remains employed by us. In the event that our CEO's employment is terminated for reasons other than death, disability or retirement, any unvested shares will be forfeited, unless otherwise specified in a separation agreement between us and our CEO. We recorded compensation expense of approximately $1 million during 2012 in connection with this grant. The remaining expense associated with these awards (estimated at approximately $1 million as of December 31, 2012) will be recorded over the remaining vesting periods of the awards, assuming the recipient remain employed by us.

During 2011, pursuant to the 2010 Plan, the Committee approved the issuance of 21,500 restricted shares of our Class B Common Stock at a weighted average price of $53.21 per share ($1.1 million in the aggregate) to various employees. 750 of these shares became vested during 2012 and 750 of these shares were cancelled during 2012. The remaining 20,000 shares are scheduled to vest ratably on the second and third anniversaries of the grant date. We recorded compensation expense of $370,000 during 2012 and $198,000 during 2011 in connection with these grants. The remaining expense associated with these awards (estimated at $537,000 as of December 31, 2012) will be recorded over the remaining vesting periods of the awards, assuming the recipients remain employed by us.

The 2001 Plan, as described above, expired in March, 2010. Under this plan, we had 2.4 million shares of Class B Common Stock reserved for issuance and have issued approximately 1.2 million shares, net of cancellations, pursuant to the terms of this plan as of December 31, 2010, of which 62,044 became fully vested during 2012, 78,133 became fully vested during 2011 and 313,770 became fully vested during 2010.

During the first quarter of 2010, pursuant to the 2001 Plan and prior to its expiration, the Committee approved the issuance of 49,472 restricted shares of our Class B Common Stock at $30.32 per share ($1.5 million in the aggregate) to our CEO and Chairman of the Board. These shares, which were issued pursuant to a provision in our CEO's employment agreement, are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant, assuming our CEO remains employed by us. In the event that our CEO's employment is terminated by reason of disability, death, without proper cause or due to breach of the CEO's employment agreement by us, the vesting of these awards will occur immediately. 12,368 of these shares became fully vested in each of 2012 and 2011. In connection with this grant, we recorded compensation expense of $375,000 in each of 2012 and 2011 and $355,000 during 2010, and the remaining expense associated with this award (estimated at $395,000 as of December 31, 2012) will be recorded over the remaining vesting periods of the award.

During the first quarter of 2009, pursuant to the 2001 Plan, the Committee approved the issuance of 109,850 restricted shares of our Class B Common Stock at $20.26 per share ($2.2 million in the aggregate) to our CEO. These shares are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and are subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 27,462 of these shares became fully vested in each of 2012 and 2011 and 27,463 of these shares became fully vested in 2010. In connection with this grant, we recorded compensation expense of $556,000 during each of 2012, 2011 and 2010 and $482,000 during 2009. The remaining expense associated with this award (estimated at $74,000 as of December 31, 2012) will be recorded over the remaining vesting periods of the award.

During the first quarter of 2008, pursuant to the 2001 Plan, the Committee approved the issuance of 62,190 restricted shares of our Class B Common Stock at $24.12 per share ($1.5 million in the aggregate) to our CEO. These shares are scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and are subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 15,548 and 15,546 of these shares became fully vesting during 2012 and 2011, respectively, and 15,548 of these shares became fully vested in each of 2010 and 2009. In connection with this grant, we recorded compensation expense of $15,000 during 2012 and $375,000 during each of 2011 and 2010. This award was fully vested at December 31, 2012.

During the fourth quarter of 2007, pursuant to the 2001 Plan, the Committee approved the issuance of 61,362 restricted shares of our Class B Common Stock at $24.45 per share ($1.5 million in the aggregate) to our CEO. These shares were scheduled to vest ratably on the first, second, third and fourth anniversary dates of the grant and were subject to the same conditions and terms as mentioned above in connection with the grant of restricted shares during the first quarter of 2010. 15,341 of these shares became fully vested in each of 2011 and 2010 and 15,340 of these shares became fully vested in each of 2009 and 2008. In connection with this grant, we recorded compensation expense of $333,000 during 2011 and $375,000 during 2010. This award was fully vested at December 31, 2011.

Additionally, during 2007, pursuant to the 2001 Plan, the Committee approved the issuance of 22,250 restricted shares of our Class B Common stock at a weighted average of $29.62 per share ($659,000 in the aggregate) to various employees. These shares have various vesting schedules. We recorded compensation expense of $42,000 during 2012, $120,000 during 2011 and $135,000 during 2010, in connection with these grants. These awards were fully vested at December 31, 2012.

During the fourth quarter of 2006, pursuant to the 2001 Plan, the Committee approved the issuance of 247,000 restricted shares (net of cancellations) of our Class B Common Stock at $25.71 per share ($6.4 million in the aggregate) to various officers and employees. These shares became fully vested in November, 2010. In connection with this grant, we recorded compensation expense of $1.3 million during 2010. These awards were fully vested at December 31, 2010.

At December 31, 2012, 28,083,325 shares of Class B Common Stock were reserved for issuance upon conversion of shares of Class A, C and D Common Stock outstanding, for issuance upon exercise of options to purchase Class B Common Stock and for issuance of stock under other incentive plans. Class A, C and D Common Stock are convertible on a share for share basis into Class B Common Stock.

In connection with the long-term incentive plans described above, we recorded compensation expense of $2.8 million in 2012, $2.4 million in 2011 and $3.5 million in 2010. Including the compensation expense recognized related to outstanding stock options of $20.1 million in 2012, $15.8 million in 2011 and $13.3 million in 2010, we recorded a total stock compensation expense of $22.9 million in 2012, $18.2 million in 2011 and $16.8 million in 2010.

6) INCOME TAXES

Components of income tax expense/(benefit) are as follows (amounts in thousands):

	Year Ended December 31,		
	2012	2011	2010
Current			
Federal	$254,021	$165,409	$105,077
Foreign	9,084	300	2,555
State	39,076	22,901	16,547
	302,181	188,610	124,179
Deferred			
Federal and foreign	(21,408)	53,056	26,419
State	(6,157)	5,800	1,704
	(27,565)	58,856	28,123
Total	$274,616	$247,466	$152,302

Deferred taxes are required to be classified based on the financial statement classification of the related assets and liabilities which give rise to temporary differences. Deferred taxes result from temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The components of deferred taxes are as follows (amounts in thousands):

	Year Ended December 31,	
	2012	2011
Deferred income tax assets:		
Self-insurance reserves	$ 112,587	$ 115,201
Compensation accruals	47,571	49,717
State and foreign net operating loss carryforwards and other state and foreign deferred tax assets	54,874	52,506
Other currently non-deductible accrued liabilities	29,934	19,699
Net pension liability—OCI only	12,061	13,959
Doubtful accounts and other reserves	17,562	17,345
Other combined items—OCI only	15,282	17,684
	289,871	286,111
Less: Valuation Allowance	(44,511)	(42,143)
Net deferred income tax assets:	245,360	243,968
Deferred income tax liabilities:		
Depreciable and amortizable assets	(322,317)	(342,655)
Other deferred tax liabilities	(2,329)	(2,581)
Net deferred income tax liabilities	$ (79,286)	$(101,268)

There was no material impact of deferred taxes recorded in conjunction with the acquisition of Ascend Health Corporation.

The effective tax rates, as calculated by dividing the provision for income taxes by income before income taxes, were as follows for each of the years ended December 31, 2012, 2011 and 2010 (dollar amounts in thousands):

	2012	2011	2010
Provision for income taxes	$274,616	$247,466	$152,302
Income before income taxes	763,663	696,336	428,097
Effective tax rate	36.0%	35.5%	35.6%

Impacting the effective tax rates during 2012 was approximately $1 million favorable discrete tax item recorded to adjust the estimated liabilities for uncertain tax positions. Impacting the effective tax rates during 2011 was approximately $1 million favorable discrete tax item recorded to adjust the estimated liabilities for uncertain tax positions. Impacting the effective tax rates during 2010 were the following items: (i) $5 million unfavorable discrete tax item recorded to adjust the non-deductible portion of certain transaction costs incurred during 2010 in connection with our acquisition of PSI; (ii) a $4 million unfavorable discrete tax item recorded to adjust for the non-deductible, $9 million charge incurred from split-dollar life insurance agreements entered into during 2010 on the lives of our chief executive officer and his wife, partially offset by; (iii) a $4 million favorable discrete tax item recorded during 2010 to adjust the estimated non-deductible portion of the previously disclosed South Texas Health System settlement with the government based upon the final agreement.

A reconciliation between the federal statutory rate and the effective tax rate is as follows:

	Year Ended December 31,		
	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal income tax benefit	3.0	2.9	3.1
Nondeductible transaction costs	0.2	—	1.3
Other items	0.1	0.4	0.4
Impact of income attributable to noncontrolling interests	(2.3)	(2.8)	(4.2)
Effective tax rate	36.0%	35.5%	35.6%

Included in "Other current assets" on our Consolidated Balance Sheet are prepaid federal, foreign, and state income taxes amounting to approximately $7 million and $25 million as of December 31, 2012 and 2011, respectively.

The net deferred tax assets and liabilities are comprised as follows (amounts in thousands):

	Year Ended December 31,	
	2012	2011
Current deferred taxes		
Assets	$ 105,639	$ 109,297
Liabilities	(1,178)	(973)
Total deferred taxes-current	104,461	108,324
Noncurrent deferred taxes		
Assets	142,065	135,189
Liabilities	(325,812)	(344,781)
Total deferred taxes-noncurrent	(183,747)	(209,592)
Total deferred tax liabilities	$ (79,286)	$(101,268)

The assets and liabilities classified as current relate primarily to the allowance for uncollectible patient accounts, compensation-related accruals and the current portion of the temporary differences related to self-insurance reserves. At December 31, 2012, state net operating loss carryforwards (expiring in years 2013 through 2032), and credit carryforwards available to offset future taxable income approximated $959 million, representing approximately $48 million in deferred state tax benefit (net of the federal benefit). At December 31, 2012, related to the acquisition of PSI, there were federal net operating losses of approximately $1 million expiring in 2022 representing approximately $0.4 million in deferred federal tax benefits and foreign net operating loss carryforwards of approximately $9 million expiring through 2021 representing approximately $3 million in deferred foreign tax benefit.

A valuation allowance is required when it is more likely than not that some portion of the deferred tax assets will not be realized. Based on available evidence, it is more likely than not that certain of our state tax benefits will not be realized. Therefore, valuation allowances of approximately $41 million and $39 million have been reflected as of December 31, 2012 and 2011, respectively. During 2012, the valuation allowance on these state tax benefits increased by approximately $2 million due to additional net operating losses incurred. In addition, valuation allowances of approximately $3 million have been reflected as of December 31, 2012 and 2011 related to foreign net operating losses. There were no significant increases in valuation allowances as a result of the acquisition of Ascend Health Corporation.

We adopted the provisions of Accounting for Uncertainty in Income Taxes effective January 1, 2007. During 2012 and 2011, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were increased in the amount of approximately $1 million due to tax positions taken in the current and prior years. There was no significant increase in 2012 attributable to tax positions taken by Ascend Health Corporation on pre-acquisition tax return years. Also during 2012, the estimated liabilities for uncertain tax positions (including accrued interest and penalties) were reduced due to the lapse of the statute of limitations resulting in a net income tax benefit of approximately $1 million. The balance at each of December 31, 2012 and 2011, if subsequently recognized, that would favorably affect the effective tax rate and the provision for income taxes is approximately $4 million and $5 million respectively.

We recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2012 and 2011, we have approximately $1 million of accrued interest and penalties. The U.S. federal statute of limitations remains open for the 2009 and subsequent years. Foreign and U.S. state and local jurisdictions have statutes of limitations generally ranging for 3 to 4 years. The statute of limitations on certain jurisdictions could expire within the next twelve months. It is reasonably possible that the amount of unrecognized tax benefits will change during the next 12 months however it is anticipated that any such change, if it were to occur, would not have a material impact on our results of operations.

The tabular reconciliation of unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010 is as follows (amounts in thousands).

	As of December 31,		
	2012	2011	2010
Balance at January 1,	$ 7,403	$ 7,923	$5,754
Additions based on tax positions related to the current year	200	750	1,219
Additions for tax positions of prior years	386	419	2,076
Reductions for tax positions of prior years	(1,165)	(1,628)	(907)
Settlements	—	(61)	(219)
Balance at December 31,	$ 6,824	$ 7,403	$7,923

7) LEASE COMMITMENTS

Four of our hospital facilities are held under operating leases with Universal Health Realty Income Trust with terms expiring in 2014 and 2016 (see Note 9 for additional disclosure). We also lease the real property of certain facilities acquired by us in connection with the acquisition of PSI in November, 2010 and the acquisition of Ascend in October, 2012 (see Item 2. *Properties* for additional disclosure).

A summary of property under capital lease follows (amounts in thousands):

	As of December 31,	
	2012	**2011**
Land, buildings and equipment	$ 27,836	$ 37,037
Less: accumulated amortization	(26,540)	(35,264)
	$ 1,296	$ 1,773

Future minimum rental payments under lease commitments with a term of more than one year as of December 31, 2012, are as follows (amounts in thousands):

Year	**Capital Leases**	**Operating Leases**
	(000s)	
2013	$ 2,162	$ 58,638
2014	1,369	50,973
2015	1,158	43,496
2016	1,068	36,952
2017	1,077	21,906
Later years	5,117	102,722
Total minimum rental	$11,951	$314,687
Less: Amount representing interest	(3,684)	
Present value of minimum rental commitments	8,267	
Less: Current portion of capital lease obligations	(1,585)	
Long-term portion of capital lease obligations	$ 6,682	

We incurred no additional capital lease obligations during 2012.

8) COMMITMENTS AND CONTINGENCIES

Professional and General Liability, Workers' Compensation Liability and Property Insurance

Professional and General Liability and Workers Compensation Liability:

Effective January 1, 2008, most of our subsidiaries became self-insured for professional and general liability exposure up to $10 million per occurrence. Prior to our acquisition of Psychiatric Solutions, Inc. ("PSI") in November, 2010, our subsidiaries purchased several excess policies through commercial insurance carriers which provide for coverage in excess of $10 million up to $200 million per occurrence and in the aggregate. However, we are liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate.

Prior to our acquisition in November, 2010, the PSI subsidiaries were commercially insured for professional and general liability insurance claims in excess of a $3 million self-insured retention to a limit of $75 million. PSI utilized its captive insurance company and that captive insurance company remains in place after our acquisition of PSI to manage the self-insured retention for all former PSI subsidiaries for claims incurred prior to January 1, 2011. The captive insurance company also continues to insure all professional and general liability claims, regardless of date incurred, for the former PSI subsidiaries located in Florida and Puerto Rico.

Since our acquisition of PSI on November 15, 2010, the former PSI subsidiaries are self-insured for professional and general liability exposure up to $3 million per occurrence and our legacy subsidiaries (which are not former PSI subsidiaries) are self-insured for professional and general liability exposure up to $10 million per occurrence. Effective November, 2010, our subsidiaries (including the former PSI subsidiaries) were provided with several excess policies through commercial insurance carriers which provide for coverage in excess of the applicable per occurrence self-insured retention (either $3 million or $10 million) up to $200 million per occurrence and in the aggregate. We remain liable for 10% of the claims paid pursuant to the commercially insured coverage in excess of $10 million up to $60 million per occurrence and in the aggregate. The 9 behavioral health facilities acquired from Ascend Health Corporation in October, 2012 have general and professional liability policies through commercial insurance carriers which provide for up to $20 million of aggregate coverage, subject to a $10,000 per occurrence deductible. These facilities, like our other facilities, are also provided excess coverage through commercial insurance carriers for coverage in excess of the underlying commercial policy limitations up to $200 million per occurrence and in the aggregate.

Our estimated liability for self-insured professional and general liability claims is based on a number of factors including, among other things, the number of asserted claims and reported incidents, estimates of losses for these claims based on recent and historical settlement amounts, estimates of incurred but not reported claims based on historical experience, and estimates of amounts recoverable under our commercial insurance policies. While we continuously monitor these factors, our ultimate liability for professional and general liability claims could change materially from our current estimates due to inherent uncertainties involved in making this estimate. Given our significant self-insured exposure for professional and general liability claims, there can be no assurance that a sharp increase in the number and/or severity of claims asserted against us will not have a material adverse effect on our future results of operations.

As of December 31, 2012, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $279 million, of which $48 million is included in current liabilities. As of December 31, 2011, the total accrual for our professional and general liability claims, including the estimated claims related to the facilities acquired from PSI, was $292 million, of which $60 million is included in current liabilities.

We recorded reductions to our professional and general liability self-insurance reserves (relating to prior years) amounting to $27 million during 2012, $11 million during 2011 and $49 million during 2010. The favorable change recorded during 2012 resulted from favorable changes in our estimated future claims payments pursuant to a reserve analysis. The favorable change recorded during 2011 consisted primarily of third-party recoveries and reserve reductions in connection with PHICO–related claims which we became liable for upon PHICO's (a former commercial insurance carrier) liquidation in 2002. The favorable changes in our estimated future claims payments recorded during 2010 were due to: (i) an increased weighting given to company-specific metrics (to 75% from 50%), and decreased general industry metrics (to 25% from 50%), related to projected incidents per exposure, historical claims experience and loss development factors; (ii) historical data which measured the realized favorable impact of medical malpractice tort reform experienced in several states in which we operate, and; (iii) a decrease in claims related to certain higher risk specialties (such as obstetrical) due to a continuation of the company-wide patient safety initiative undertaken during the last several years. As the number of our facilities and our patient volumes have increased, thereby providing for a statistically significant data group, and taking into consideration our long-history of company-specific risk management programs and claims experience, our reserve analyses have included a greater emphasis on our historical professional and general liability experience which has developed favorably as compared to general industry trends.

As of December 31, 2012, the total accrual for our workers' compensation liability claims was $66 million, of which $35 million is included in current liabilities. As of December 31, 2011, the total accrual for our workers' compensation liability claims was $65 million, of which $34 million is included in current liabilities.

There were no material adjustments to our prior year reserves for workers' compensation claims recorded during 2012 or 2011. Based upon the results of workers' compensation reserves analyses, during 2010, we recorded a reduction to our prior year reserves for workers' compensation claims amounting to $4 million.

Property Insurance:

We have commercial property insurance policies covering catastrophic losses, including windstorm damage, up to a $1 billion policy limit per occurrence, subject to a $250,000 deductible for the majority of our properties (the properties acquired from Psychiatric Solutions, Inc. are subject to a $50,000 deductible). Losses resulting from named windstorms are subject to deductibles between 3% and 5% of the declared total insurable value of the property. In addition, we have commercial property insurance policies covering catastrophic losses resulting from earthquake and flood damage, each subject to aggregated loss limits (as opposed to per occurrence losses). Our earthquake limit is $250 million, subject to a deductible of $250,000, except for facilities located within documented fault zones. Earthquake losses that affect facilities located in fault zones within the United States are subject to a $100 million limit and will have applied deductibles ranging from 1% to 5% of the declared total insurable value of the property. The earthquake limit in Puerto Rico is $25 million. Flood losses have either a $250,000 or $500,000 deductible, based upon the location of the facility. The 9 behavioral health facilities acquired from Ascend Health Corporation in October, 2012 have commercial property insurance policies which provide for full replacement cost coverage, subject to a $10,000 deductible.

Legal Proceedings

We are subject to claims and suits in the ordinary course of business, including those arising from care and treatment afforded by our hospitals and are party to litigation, as outlined below.

Two Rivers Psychiatric Hospital:

In April, 2011, the Centers for Medicare and Medicaid Services ("CMS") issued notice of its decision terminating Two Rivers Psychiatric Hospital ("Two Rivers") in Kansas City, Missouri from participation in the Medicare and Medicaid program. The termination notice was issued as a result of surveys conducted which allegedly found Two Rivers to be out of compliance with the conditions of participation required for participation in the Medicare program and for Two Rivers' alleged failure to alleviate an "immediate jeopardy" situation. Two Rivers filed an administrative appeal with the U.S. Department of Health and Human Services, Departmental Appeal Board, Civil Remedies Division, seeking review and reversal of that decision. In addition, Two Rivers filed a complaint in the U.S. District Court for the Western District of Missouri seeking a temporary restraining order and preliminary injunction against CMS rescinding the termination action. Later in April, 2011, the District Court issued a temporary restraining order abating the termination action pending a preliminary injunction hearing or an agreement with CMS. In May, 2011, Two Rivers and CMS entered into a settlement agreement which resulted in the rescission of the termination notice and actions by CMS. Pursuant to the terms of the agreement, Two Rivers was required to submit an acceptable plan of correction relative to the immediate jeopardy citation and engage independent experts in various disciplines to analyze and develop implementation plans for Two Rivers to meet the applicable Medicare conditions of participation. Both of these actions have occurred. Pursuant to the agreement, CMS conducted an initial survey of Two Rivers in April 2012 to determine if the Medicare conditions of participation, which formed the basis of the termination action in April 2011, had been met. In late April, 2012, CMS advised Two Rivers that it has successfully passed this initial survey. Pursuant to the terms of the agreement, a second survey will be conducted in early 2013 to further confirm that Two Rivers is in compliance with all Medicare/Medicaid Conditions of Participation. During the term of this agreement, Two Rivers remains eligible to receive reimbursements for services rendered to Medicare and

Medicaid beneficiaries. Two Rivers remains fully committed to providing high-quality healthcare to their patients and the community it serves. We therefore intend to work expeditiously and collaboratively with CMS in an effort to resolve these matters. We can provide no assurance that Two Rivers will not ultimately lose its Medicare certification. The operating results of Two Rivers did not have a material impact on our consolidated results of operations or financial condition for the years ended December 31, 2012 or 2011.

Office of Inspector General ("OIG") and Other Government Investigations

In September, 2010, we, along with many other companies in the healthcare industry, received a letter from the United States Department of Justice ("DOJ") advising of a False Claim Act investigation being conducted in connection with the implantation of implantable cardioverter defibrillators ("ICDs") from 2003 to the present at several of our acute care facilities. The DOJ alleges that ICDs were implanted and billed by our facilities in contravention of a National Claims Determination regarding these devices. We have established a reserve in connection with this matter which did not have a material impact on our consolidated financial statements.

In July, 2012, one of our subsidiaries, Peachford Behavioral Health System of Atlanta located in Atlanta, Georgia, received a subpoena from the OIG for the Department of Health and Human Services requesting various documents from 2004 to the present. We are in the process of securing and collecting the requested documents for production. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

In February, 2013, the OIG served a subpoena requesting various documents from January 2008 to the present directed at Universal Health Services, Inc. ("UHS") concerning it and UHS of Delaware, Inc., and several UHS owned facilities including: Keys of Carolina, Old Vineyard Behavioral Health, The Meadows Psychiatric Center, Streamwood Behavioral Health, Hartgrove Hospital, Rock River Academy and Residential Treatment Center, Roxbury Treatment Center, Harbor Point Behavioral Health Center, f/k/a, The Pines Residential Treatment Center, including the Crawford, Brighton and Kempsville campuses, Wekiva Springs Center and River Point Behavioral Health. Prior to receiving this subpoena: (i) the Keys of Carolina and Old Vineyard received notification during the second half of 2012 from the United States Department of Justice of its intent to proceed with an investigation following requests for documents from January, 2007 to the present from the North Carolina state Attorney General's Office; (ii) Harbor Point Behavioral Health Center received a subpoena in December, 2012 from the Attorney General of the Commonwealth of Virginia requesting various documents from July 2006 to the present, and; (iii) The Meadows Psychiatric Center received a subpoena from the OIG in February, 2013 requesting certain documents from 2008 to the present. At present, we are uncertain as to the focus, scope or extent of the investigations, liability of the facilities and/or potential financial exposure, if any, in connection with these matters. Unrelated to these matters, the Keys of Carolina was closed and the real property was sold in January, 2013.

Matters Relating to PSI:

The following matters pertain to PSI or former PSI facilities (owned by subsidiaries of Psychiatric Solutions, Inc.) which were in existence prior to the acquisition of PSI and for which we have assumed the defense as a result of our acquisition which was completed in November, 2010:

Garden City Employees' Retirement System v. PSI:

This is a purported shareholder class action lawsuit filed in the United States District Court for the Middle District of Tennessee against PSI and the former directors in 2009 alleging violations of federal securities laws. We intend to defend the case vigorously. Should we be deemed liable in this matter, we believe we would be entitled to commercial insurance recoveries for amounts paid by us, subject to certain limitations and deductibles. Included in our consolidated balance sheets as of December 31, 2012 and 2011, is an estimated reserve (current liability) and corresponding commercial insurance recovery (current asset) which did not have a material impact on our financial statements. Although we believe the commercial insurance recoveries are adequate to satisfy potential liability and related legal fees in connection with this matter, we can provide no assurance that the ultimate liability will not exceed the commercial insurance recoveries which would make us liable for the excess.

Department of Justice Investigation of Friends Hospital:

In October, 2010, Friends Hospital in Philadelphia, Pennsylvania, received a subpoena from the DOJ requesting certain documents from the facility. The requested documents have been collected and provided to the DOJ for review and examination. Another subpoena was issued to the facility in July 2011 requesting additional documents, which have been collected and delivered to the DOJ. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Department of Justice Investigation of Riveredge Hospital:

In 2008, Riveredge Hospital in Chicago, Illinois received a subpoena from the DOJ requesting certain information from the facility. Additional requests for documents were also received from the DOJ in 2009 and 2010. The requested documents have been provided to the DOJ. At present, we are uncertain as to the focus, scope or extent of the investigation, liability of the facility and/or potential financial exposure, if any, in connection with this matter.

Virginia Department of Medical Assistance Services Recoupment Claims:

The Virginia Department of Medical Assistance Services ("DMAS") has conducted audits at seven former PSI Residential Treatment Centers operated in the Commonwealth of Virginia to confirm compliance with provider rules under the state's Medicaid Provider Services Manual ("Manual"). As a result of those audits, DMAS claims the facilities failed to comply with the requirements of the Manual and has requested repayment of Medicaid payments to those facilities. PSI had previously filed appeals to repayment demands at each facility which are currently pending. We have recently reached a preliminary settlement of this matter which requires finalization of a definitive agreement and approval of Virginia state officials. The aggregate refund of Medicaid payments made to those facilities, as requested by DMAS, and the settlement amount is not material to our consolidated financial position or results of operations.

General:

The healthcare industry is subject to numerous laws and regulations which include, among other things, matters such as government healthcare participation requirements, various licensure, certifications, and accreditations, reimbursement for patient services, and Medicare and Medicaid fraud and abuse. Government action has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse and false claims statutes and/or regulations by healthcare providers. Currently, and from time to time, some of our facilities are subjected to inquiries and/or actions and receive notices of potential non-compliance of laws and regulations from various federal and state agencies. Providers that are found to have violated these laws and regulations may be excluded from participating in government healthcare programs, subjected to potential licensure, certification, and/or accreditation revocation, subjected to fines or penalties or required to repay amounts received from the government for previously billed patient services. We monitor all aspects of our business and have developed a comprehensive ethics and compliance program that is designed to meet or exceed applicable federal guidelines and industry standards. Because the law in this area is complex and constantly evolving, governmental investigation or litigation may result in interpretations that are inconsistent with industry practices, including ours. Although we believe our policies, procedures and practices comply with governmental regulations, there is no assurance that we will not be faced with sanctions, fines or penalties in connection with such inquiries or actions, including with respect to the investigations and other matters discussed herein. Even if we were to ultimately prevail, such inquiries and/or actions could have a material adverse effect on us.

The outcome of any current or future litigation or governmental or internal investigations, including the matters described above, cannot be accurately predicted, nor can we predict any resulting penalties, fines or other sanctions that may be imposed at the discretion of federal or state regulatory authorities. We record accruals for such contingencies to the extent that we conclude it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. No estimate of the possible loss or range of loss in excess of amounts accrued, if any, can be made at this time regarding the matters specifically described above because the inherently unpredictable nature of legal proceedings may be exacerbated by various factors, including, but not limited to: (i) the damages sought in the proceedings are unsubstantiated or indeterminate; (ii) discovery is not complete; (iii) the proceeding is in its early stages; (iv) the matters present legal uncertainties; (v) there are significant facts in dispute; (vi) there are a large number of parties, or; (vii) there is a wide range of potential outcomes. It is possible that the outcome of these matters could have a material adverse impact on our future results of operations, financial position, cash flows and, potentially, our reputation.

In addition, various suits and claims arising against us in the ordinary course of business are pending. In the opinion of management, the outcome of such claims and litigation will not materially affect our consolidated financial position or results of operations.

In addition to our long-term debt obligations as discussed in Note 4-*Long-Term Debt* and our operating lease obligations as discussed in Note 7-*Lease Commitments*, we have various other contractual commitments outstanding as of December 31, 2012 as follows: (i) other combined estimated future purchase obligations of $290 million related to a long-term contract with third-parties consisting primarily of certain revenue cycle data processing services for our acute care facilities ($106 million), expected future costs to be paid to a third-party vendor in connection with the purchase, implementation and on-going operation of an electronic health records application for each of our acute care facilities ($181 million) and estimated minimum liabilities for physician commitments expected to be paid in the future ($3 million), and; (ii) combined estimated future payments of $225 million related to our non-contributory, defined benefit pension plan ($208 million consisting of estimated payments through 2087) and other retirement plan liabilities ($17 million).

As of December 31, 2012 we were party to certain off balance sheet arrangements consisting of standby letters of credit and surety bonds. Our outstanding letters of credit and surety bonds as of December 31, 2012 totaled $80 million consisting of: (i) $66 million related to our self-insurance programs, and; (ii) $14 million of other debt and public utility guarantees.

9) RELATIONSHIP WITH UNIVERSAL HEALTH REALTY INCOME TRUST AND RELATED PARTY TRANSACTIONS

Relationship with Universal Health Realty Income Trust:

At December 31, 2012, we held approximately 6.2% of the outstanding shares of Universal Health Realty Income Trust (the "Trust"). We serve as Advisor to the Trust under an annually renewable advisory agreement pursuant to the terms of which we conduct the Trust's day-to-day affairs, provide administrative services and present investment opportunities. In addition, certain of our officers and directors are also officers and/or directors of the Trust. Management believes that it has the ability to exercise significant influence over the Trust, therefore we account for our investment in the Trust using the equity method of accounting. We earned an advisory fee from the Trust, which is included in net revenues in the accompanying consolidated statements of income, of approximately $2.1 million during 2012, $2.0 million during 2011 and $1.8 million during 2010.

Our pre-tax share of income from the Trust was $1.2 million during 2012, $4.6 million during 2011 and $1.0 million during 2010, and is included in net revenues in the accompanying consolidated statements of income for each year. Included in our share of the Trust's income for 2011 was approximately $3.7 million related to our share of the following: (i) an aggregate gain realized by the Trust during 2011 in connection with the sale of medical office buildings by various limited liability companies ("LLCs") in which the Trust formerly held noncontrolling, majority ownership interests; (ii) an aggregate gain recorded by the Trust during 2011 in connection with its purchases of third-party minority ownership interests in various LLCs in which the Trust formerly held noncontrolling majority ownership interests (the Trust now owns 100% of each of these entities), partially offset by; (iii) a provision for asset impairment recorded by the Trust during 2011 in connection with a medical office building located in Atlanta, Georgia.

The carrying value of our investment in the Trust was $9.3 million and $9.9 million at December 31, 2012 and 2011, respectively, and is included in other assets in the accompanying consolidated balance sheets. The market value of our investment in the Trust was $39.9 million at December 31, 2012 and $30.7 million at December 31, 2011, based on the closing price of the Trust's stock on the respective dates.

Total rent expense under the operating leases on the four hospital facilities with the Trust (as discussed below) was $16.3 million during each of 2012 and 2011 and $16.2 million during 2010. In addition, certain of our subsidiaries are tenants in several medical office buildings owned by limited liability companies in which the Trust holds either 100% of the ownership interest or various noncontrolling, majority ownership interests.

The Trust commenced operations in 1986 by purchasing certain properties from us and immediately leasing the properties back to our respective subsidiaries. Most of the leases were entered into at the time the Trust commenced operations and provided for initial terms of 13 to 15 years with up to six additional 5-year renewal terms. Each lease also provided for additional or bonus rental, as discussed below. The base rents are paid monthly and the bonus rents are computed and paid on a quarterly basis, based upon a computation that compares current quarter revenue to a corresponding quarter in the base year. The leases with our subsidiaries are unconditionally guaranteed by us and are cross-defaulted with one another.

Pursuant to the terms of the leases with the Trust, we have the option to renew the leases at the lease terms described above by providing notice to the Trust at least 90 days prior to the termination of the then current term. In addition, we have rights of first refusal to: (i) purchase the respective leased facilities during and for 180 days after the lease terms at the same price, terms and conditions of any third-party offer, or; (ii) renew the lease on the respective leased facility at the end of, and for 180 days after, the lease term at the same terms and conditions pursuant to any third-party offer. We also have the right to purchase the respective leased facilities at the end of the lease terms or any renewal terms at their appraised fair market value as well as purchase any or all of the four leased hospital properties at their appraised fair market value upon one month's notice should a change of control of the Trust occur.

The table below details the renewal options and terms for each of our four hospital facilities leased from the Trust, giving effect to the above-mentioned renewals:

Hospital Name	Type of Facility	Annual Minimum Rent	End of Lease Term	Renewal Term (years)
McAllen Medical Center	Acute Care	$5,485,000	December, 2016	15(a)
Wellington Regional Medical Center	Acute Care	$3,030,000	December, 2016	15(b)
Southwest Healthcare System, Inland Valley Campus	Acute Care	$2,648,000	December, 2016	15(b)
The Bridgeway	Behavioral Health	$ 930,000	December, 2014	10(c)

(a) We have three 5-year renewal options at existing lease rates (through 2031).

(b) We have one 5-year renewal options at existing lease rates (through 2021) and two 5-year renewal options at fair market value lease rates (2022 through 2031).

(c) We have two 5-year renewal options at fair market value lease rates (2015 through 2024).

Split-dollar Life Insurance Agreements:

In December, 2010, our Board of Directors approved the Company's entering into supplemental life insurance plans and agreements on the lives of our chief executive officer and his wife. As a result of these agreements, based on actuarial tables and other assumptions, during the life expectancies of the insureds, we would pay approximately $25 million in premiums and certain trusts, owned by our chief executive officer, would pay approximately $8 million in premiums. Based on the projected premiums mentioned above, and assuming the policies remain in effect until the death of the insureds, we will be entitled to receive death benefit proceeds of no less than $33 million representing the $25 million of aggregate premiums paid by us as well as the $8 million of aggregate premiums paid by the trusts. During each of 2012 and 2011, we paid approximately $1.4 million in premium payments and during the fourth quarter of 2010, we paid approximately $6 million in premium payments. These agreements did not have a material effect on our consolidated financial statements or results of operations during 2012 and 2011. Included in our financial statements during 2010, was a pre-tax and after-tax expense of $9 million recorded during the fourth quarter of 2010 representing the present value of our projected premium funding commitment over the terms of the policies.

Other Related Party Transactions:

A member of our Board of Directors and member of the Executive Committee is Of Counsel to the law firm used by us as our principal outside counsel. This Board member is also the trustee of certain trusts for the benefit of our CEO and his family. This law firm also provides personal legal services to our CEO.

10) PENSION PLAN

We maintain contributory and non-contributory retirement plans for eligible employees. Our contributions to the contributory plan amounted to $27.3 million, $21.7 million and $20.8 million in 2012, 2011 and 2010, respectively. The non-contributory plan is a defined benefit pension plan which covers employees of one of our subsidiaries. The benefits are based on years of service and the employee's highest compensation for any five years of employment. Our funding policy is to contribute annually at least the minimum amount that should be funded in accordance with the provisions of ERISA.

The following table shows the reconciliation of the defined benefit pension plan as of December 31, 2012 and 2011:

	2012	2011
	(000s)	
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 87,940	$ 73,402
Actual return (loss) on plan assets	13,824	5,689
Employer contributions	7,786	14,065
Benefits paid	(4,946)	(4,541)
Administrative expenses	(530)	(675)
Fair value of plan assets at end of year	$104,074	$ 87,940
Change in benefit obligation:		
Benefit obligation at beginning of year	$108,446	$ 93,513
Service cost	1,144	1,162
Interest cost	4,659	5,047
Benefits paid	(4,946)	(4,541)
Actuarial (gain) loss	5,226	13,265
Benefit obligation at end of year	$114,529	$108,446
Amounts recognized in the Consolidated Balance Sheet:		
Other noncurrent liabilities	10,455	20,506
Total liability at end of year	$ 10,455	$ 20,506
Additional year end information for Pension Plan		
Projected benefit obligation	$114,529	$108,446
Accumulated benefit obligation	112,675	106,609
Fair value of plan assets	104,074	87,940

	2012	2011	2010
		(000s)	
Components of net periodic cost (benefit)			
Service cost	$ 1,144	$ 1,162	$ 1,140
Interest cost	4,659	5,047	4,958
Expected return on plan assets	(7,301)	(6,566)	(5,151)
Recognized actuarial loss	4,219	2,427	2,538
Net periodic cost	$ 2,721	$ 2,070	$ 3,485

	2012	2011
Measurement Dates		
Benefit obligations	12/31/2012	12/31/2011
Fair value of plan assets	12/31/2012	12/31/2011

	2012	2011
Weighted average assumptions as of December 31		
Discount rate	4.05%	4.40%
Rate of compensation increase	4.00%	4.00%

	2012	2011	2010
Weighted-average assumptions for net periodic benefit cost calculations			
Discount rate	4.40%	5.54%	5.96%
Expected long-term rate at return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	4.00%	4.00%	4.00%

The accumulated benefit obligation was $112,675 and $106,609 as of December 31, 2012 and 2011, respectively. The accumulated benefit obligation exceeded the fair value of plan assets as of December 31, 2012 and 2011. In 2012 and 2011, the accrued pension cost is included in non-current liabilities in the accompanying Consolidated Balance Sheet. We estimate that there will be $3,305 of net loss that will be amortized from accumulated other comprehensive income over the next fiscal year.

Our pension plans assets were $104,074 and $87,940 at December 31, 2012 and 2011, respectively. The market values of our pension plan assets at December 31, 2012 and December 31, 2011 by asset category are as follows:

December 31, 2012	Total	Level 1	Level 2	Level 3
Equities:				
U.S. Large Cap	$ 22,800	$—	$ 22,800	$—
U.S. Mid Cap	1,566	—	1,566	—
U.S. Small-Mid Cap	7,738	—	7,738	—
U.S. Small Cap	1,583	—	1,583	—
International Developed	10,779	—	10,779	—
Emerging Markets	3,912	—	3,912	—
Fixed income:				
Long Duration Fixed Income	51,355	—	51,355	—
Real Estate:				
REIT Fund	3,904	—	3,904	—
Cash/Currency:				
Cash Equivalents	437	—	437	—
Total market value	$104,074	$—	$104,074	$—

December 31, 2011	Total	Level 1	Level 2	Level 3
Equities:				
U.S. Large Cap	$18,921	$—	$18,921	$—
U.S. Mid Cap	1,281	—	1,281	—
U.S. Small-Mid Cap	6,332	—	6,332	—
U.S. Small Cap	1,282	—	1,282	—
International Developed	8,692	—	8,692	—
Emerging Markets	3,123	—	3,123	—
Fixed income:				
Long Duration Fixed Income	44,587	—	44,587	—
Real Estate:				
REIT Fund	3,269	—	3,269	—
Cash/Currency:				
Cash Equivalents	453	—	453	—
Total market value	$87,940	$—	$87,940	$—

To develop the expected long-term rate of return on plan assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

The following table shows expected benefit payments for the years ended December 31, 2012 through 2022 for our defined pension plan. There will be benefit payments under this plan beyond 2022.

Estimated Future Benefit Payments (000s)	
2013	$ 5,451
2014	5,724
2015	5,692
2016	6,182
2017	6,379
2018-2022	34,251
Total	$63,679

	2012	2011
Plan Assets		
Asset Category		
Equity securities	47%	45%
Fixed income securities	49%	50%
Other	4%	5%
Total	100%	100%

Investment Policy, Guidelines and Objectives have been established for the defined benefit pension plan. The investment policy is in keeping with the fiduciary requirements under existing federal laws and managed in accordance with the Prudent Investor Rule. Total portfolio risk is regularly evaluated and compared to that of the plan's policy target allocation and judged on a relative basis over a market cycle. The following asset allocation policy and ranges have been established in accordance with the overall risk and return objectives of the portfolio:

	Policy	As of 12/31/12	Permitted Range
Total Equity	46%	47%	43-49%
Total Fixed Income	50%	49%	45-55%
Other	4%	4%	0-10%

In accordance with the investment policy, the portfolio will invest in high quality, large and small capitalization companies traded on national exchanges, and investment grade securities. The investment managers will not write or buy options for speculative purposes; securities may not be margined or sold short. The manager may employ futures or options for the purpose of hedging exposure, and will not purchase unregistered sectors, private placements, partnerships or commodities.

11) SEGMENT REPORTING

Our reportable operating segments consist of acute care hospital services and behavioral health care services. The "Other" segment column below includes centralized services including information services, purchasing, reimbursement, accounting, taxation, legal, advertising, design and construction and patient accounting as well as the operating results for our other operating entities including outpatient surgery and radiation centers. The chief operating decision making group for our acute care hospital services and behavioral health care services is comprised of our Chief Executive Officer, the President and the Presidents of each operating segment. The Presidents for each operating segment also manage the profitability of each respective segment's various facilities. The operating segments are managed separately because each operating segment represents a business unit that offers different types of healthcare services or operates in different healthcare environments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies included in this Annual Report on Form 10-K for the year ended December 31, 2012. The corporate overhead allocations, as reflected below, are utilized for internal reporting purposes and are comprised of each period's projected corporate-level operating expenses (excluding interest expense). The overhead expenses are captured and allocated directly to each segment, to the extent possible, with the non-directly allocated overhead expenses allocated based upon each segment's respective percentage of total facility-based operating expenses.

2012	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 12,406,567	$ 5,764,370	—	$18,170,937
Gross outpatient revenues	$ 6,134,615	$ 646,177	$ 48,183	$ 6,828,975
Total net revenues	$ 3,461,416	$ 3,460,141	$ 39,843	$ 6,961,400
Income (loss) before allocation of corporate overhead and income taxes	$ 337,385	$ 838,603	($412,325)	$ 763,663
Allocation of corporate overhead	($ 162,056)	($ 84,597)	$ 246,653	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 175,329	$ 754,006	($165,672)	$ 763,663
Total assets	$ 2,984,169	$ 4,979,965	$ 236,709	$ 8,200,843

2011	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 11,770,248	$ 5,507,728	—	$17,277,976
Gross outpatient revenues	$ 5,431,146	$ 606,876	$ 53,240	$ 6,091,262
Total net revenues	$ 3,423,957	$ 3,308,862	$ 27,403	$ 6,760,222
Income (loss) before allocation of corporate overhead and income taxes	$ 352,931	$ 729,142	($385,737)	$ 696,336
Allocation of corporate overhead	($ 131,225)	($ 62,710)	$ 193,935	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 221,706	$ 666,432	($191,802)	$ 696,336
Total assets	$ 2,782,102	$ 4,373,379	$ 509,764	$ 7,665,245

2010	Acute Care Hospital Services	Behavioral Health Services	Other	Total Consolidated
	(Dollar amounts in thousands)			
Gross inpatient revenues	$ 10,623,407	$ 2,563,867	—	$13,187,274
Gross outpatient revenues	$ 4,596,317	$ 350,192	$ 49,245	$ 4,995,754
Total net revenues	$ 3,272,488	$ 1,597,022	$ 30,637	$ 4,900,147
Income (loss) before allocation of corporate overhead and income taxes	$ 352,334	$ 353,046	($277,283)	$ 428,097
Allocation of corporate overhead	($ 128,588)	($ 43,362)	$ 171,950	$ 0
Income (loss) after allocation of corporate overhead and before income taxes	$ 223,746	$ 309,684	($105,333)	$ 428,097
Total assets	$ 2,681,803	$ 4,360,262	$ 485,871	$ 7,527,936

12) QUARTERLY RESULTS (unaudited)

The following tables summarize the quarterly financial data for the two years ended December 31, 2012 and 2011:

2012	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(amounts in thousands, except per share amounts)				
Net revenues	$1,793,036	$1,723,084	$1,680,353	$1,764,927	$6,961,400
Net income	$ 142,570	$ 117,444	$ 81,373	$ 147,660	$ 489,047
Less: Net income attributable to noncontrolling interests	$ 13,963	$ 9,883	$ 9,556	$ 12,199	$ 45,601
Net income attributable to UHS	$ 128,607	$ 107,561	$ 71,817	$ 135,461	$ 443,446
Earnings per share attributable to UHS-Basic:					
Total basic earnings per share	$ 1.33	$ 1.11	$ 0.74	$ 1.39	$ 4.57
Earnings per share attributable to UHS-Diluted:					
Total diluted earnings per share	$ 1.31	$ 1.10	$ 0.73	$ 1.39	$ 4.53

The 2012 quarterly financial data presented above includes the following:

First Quarter:

- a favorable $30.2 million pre-tax impact ($18.8 million, or $.19 per diluted share, net of taxes) resulting from an agreement entered into with the United States Department of Health and Human Services, the Secretary of Health and Human Services, and the Centers for Medicare and Medicaid Services (referred to collectively as "HHS"). This agreement, which was part of an industry-wide settlement with HHS related to litigation that was pending for several years contending that acute care hospitals in the U.S. were underpaid from the Medicare inpatient prospective payment system during a number of prior years;
- a favorable $7.0 million pre-tax impact ($4.3 million, or $.04 per diluted share, net of taxes) representing the 2011 portion of the net Medicaid supplemental reimbursements we expect to receive pursuant to the Oklahoma Supplemental Hospital Offset Payment Program;
- an aggregate unfavorable $8.3 million pre-tax impact ($5.1 million, or $.05 per diluted share, net of taxes) resulting from: (i) the revised Supplemental Security Income ratios utilized for calculating Medicare disproportionate share hospital reimbursements for federal fiscal years 2006 through 2009

($2.4 million unfavorable after-tax impact), and; (ii) the write-off of receivables related to revenues recorded during 2011 at two of our acute care hospitals located in Florida resulting from reductions in certain county reimbursements due to reductions in federal matching Inter-Governmental Transfer funds ($2.7 million unfavorable after-tax impact).

Second Quarter:

- an unfavorable $8.0 million pre-tax impact ($5.0 million, or $.05 per diluted share, net of taxes) recorded in connection with the implementation of EHR applications;
- a favorable $5.5 million pre-tax impact ($3.4 million, or $.03 per diluted share, net of taxes) representing net Medicaid reimbursements related to prior years.

Third Quarter:

- a favorable $2.2 million pre-tax impact ($1.3 million, or $.01 per diluted share, net of taxes) recorded in connection with the implementation of EHR applications;
- an unfavorable $29.2 million pre-tax impact ($18.1 million, or $0.19 per diluted share, net of taxes) resulting from the write-off of deferred financing costs related to the portion of our Term Loan B credit facility that was extinguished during the third quarter of 2012.

Fourth Quarter:

- a favorable $26.4 million pre-tax impact ($16.4 million, or $0.17 per diluted share, net of taxes) gain resulting from the sale of an acute care facility located in Auburn, Washington;
- a favorable $8.9 million pre-tax impact ($5.5 million, or $.06 per diluted share, net of taxes) recorded in connection with the implementation of EHR applications;
- a favorable $27.2 million pre-tax impact reduction ($15.5 million, or $.16 per diluted share, net of taxes) to our professional and general liability self-insurance reserves relating to years prior to 2012, as discussed in *Self-Insured Risks.*

2011	**First Quarter**	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Total**
	(amounts in thousands, except per share amounts)				
Net revenues	$1,723,296	$1,711,255	$1,662,675	$1,662,996	$6,760,222
Net income	$ 129,987	$ 116,034	$ 94,842	$ 108,007	$ 448,870
Less: Net income attributable to noncontrolling interests	$ 15,794	$ 12,385	$ 9,788	$ 12,736	$ 50,703
Net income attributable to UHS	$ 114,193	$ 103,649	$ 85,054	$ 95,271	$ 398,167
Earnings per share attributable to UHS-Basic:					
Total basic earnings per share	$ 1.17	$ 1.06	$ 0.87	$ 0.99	$ 4.09
Earnings per share attributable to UHS-Diluted:					
Total diluted earnings per share	$ 1.15	$ 1.04	$ 0.86	$ 0.98	$ 4.04

The 2011 quarterly financial data presented above includes the following:

Fourth Quarter:

- a favorable $10.4 million pre-tax reduction ($6.4 million, or $.07 per diluted share, net of taxes) to our professional and general liability self-insurance reserves relating to years prior to 2011, as discussed in *Self-Insured Risks.*

13) SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Certain of our senior notes are guaranteed by a group of subsidiaries (the "Guarantors"). The Guarantors, each of which is a 100% directly owned subsidiary of Universal Health Services, Inc., fully and unconditionally guarantee the senior notes on a joint and several basis, subject to certain customary release provisions.

The following financial statements present condensed consolidating financial data for (i) Universal Health Services, Inc. (on a parent company only basis), (ii) the combined Guarantors, (iii) the combined non guarantor subsidiaries (all other subsidiaries), (iv) an elimination column for adjustments to arrive at the information for the parent company, Guarantors, and non guarantors on a consolidated basis, and (v) the parent company and our subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for by the parent company and the Guarantors using the equity method for this presentation. Results of operations of subsidiaries are therefore classified in the parent company's and Guarantors' investment in subsidiaries accounts. The elimination entries set forth in the following condensed consolidating financial statements eliminate distributed and undistributed income of subsidiaries, investments in subsidiaries, and intercompany balances and transactions between the parent, Guarantors, and non guarantors.

Certain revisions have been made to correct immaterial errors in the condensed consolidating balance sheet as of December 31, 2011 and the condensed consolidating statements of operations for the twelve months ended December 31, 2011 and 2010, which had the following impact: (i) on the condensed consolidating balance sheet certain noncurrent assets decreased by $53.8 million of the Non-guarantor subsidiaries, with corresponding offsetting adjustments to the same items in the Consolidating Adjustments column; (ii) on the condensed consolidating balance sheet certain noncurrent liabilities decreased by $53.8 million of the Guarantor subsidiaries, with corresponding offsetting adjustments to the same items in the Eliminations column; (iii) on the condensed consolidating statements of operations for the twelve months ended December 31, 2011 interest expense decreased by $87.2 million for the Guarantor Subsidiaries and interest expense increased by $87.2 million for the Non-guarantor Subsidiaries for the twelve months ended December 31, 2011; (iv) net income and net income attributable to UHS for the Guarantor subsidiaries increased by $53.8 million for the twelve months ended December 31, 2011, and net income and Net income attributable to UHS decreased for the Non-guarantor subsidiaries by $53.8 million; (iv) on the condensed consolidating statements of operations for the twelve months ended December 31, 2010, net revenues and other operating expenses increased by $0.3 million for the Parent with corresponding offsetting adjustment to the same items in the Consolidating Adjustments column.

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net revenues before provision for doubtful accounts	$ 0	$5,152,816	$2,562,781	$ (27,526)	$7,688,071
Less: Provision for doubtful accounts	0	411,538	315,133	0	726,671
Net Revenues	0	4,741,278	2,247,648	(27,526)	6,961,400
Operating charges:					
Salaries, wages and benefits	0	2,452,187	988,730	0	3,440,917
Other operating expenses	0	899,274	502,592	(25,744)	1,376,122
Supplies expense	0	496,848	302,773	0	799,621
Depreciation and amortization	0	210,867	91,559	0	302,426
Lease and rental expense	0	59,596	37,071	(1,782)	94,885
Transaction costs	0	5,716	0	0	5,716
EHR incentive income	0	(14,284)	(15,754)	0	(30,038)
Costs related to extinguishment of debt	29,170	0	0	0	29,170
	29,170	4,110,204	1,906,971	(27,526)	6,018,819
Income (loss) from operations	(29,170)	631,074	340,677	0	942,581
Interest expense	172,467	3,749	2,702	0	178,918
Interest (income) expense, affiliate	0	93,363	(93,363)	0	0
Equity in net income of consolidated affiliates	(567,906)	(141,983)	0	709,889	0
Income before income taxes	366,269	675,945	431,338	(709,889)	763,663
Provision (benefit) for income taxes	(77,177)	237,072	114,721	0	274,616
Net income	443,446	438,873	316,617	(709,889)	489,047
Less: Income attributable to noncontrolling interests	0	0	45,601	0	45,601
Net income attributable to UHS	$ 443,446	$ 438,873	$ 271,016	$(709,889)	$ 443,446

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net revenues before provision for doubtful accounts	$ 0	$4,917,358	$2,465,916	$ (26,476)	$7,356,798
Less: Provision for doubtful accounts	0	340,121	256,455	0	596,576
Net revenues	0	4,577,237	2,209,461	(26,476)	6,760,222
Operating charges:					
Salaries, wages and benefits	0	2,371,961	954,417	0	3,326,378
Other operating expenses	200	923,579	454,601	(24,687)	1,353,693
Supplies expense	0	499,200	306,289	0	805,489
Depreciation and amortization	0	207,981	79,230	0	287,211
Lease and rental expense	0	60,768	31,344	(1,789)	90,323
	200	4,063,489	1,825,881	(26,476)	5,863,094
Income (loss) from operations	(200)	513,748	383,580	0	897,128
Interest expense	195,404	3,212	2,176	0	200,792
Interest (income) expense, affiliate	0	87,205	(87,205)	0	0
Equity in net income of consolidated affiliates	(518,797)	(157,009)	0	675,806	0
Income before income taxes	323,193	580,340	468,609	(675,806)	696,336
Provision (benefit) for income taxes	(74,974)	198,091	124,349	0	247,466
Net income	398,167	382,249	344,260	(675,806)	448,870
Less: Income attributable to noncontrolling interests	0	0	50,703	0	50,703
Net income attributable to UHS	$ 398,167	$ 382,249	$ 293,557	$(675,806)	$ 398,167

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010

(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net revenues before provision for doubtful accounts	$ 903	$3,494,351	$1,981,571	$ (47,592)	$5,429,233
Less: Provision for doubtful accounts	0	272,335	256,751	0	529,086
Net revenues	903	3,222,016	1,724,820	(47,592)	4,900,147
Operating charges:					
Salaries, wages and benefits	0	1,611,394	751,989	0	2,363,383
Other operating expenses	0	633,838	381,218	(46,444)	968,612
Supplies expense	0	422,877	294,048	0	716,925
Depreciation and amortization	0	147,645	69,285	0	216,930
Lease and rental expense	0	48,872	27,639	(1,148)	75,363
Transaction costs	0	53,220	0	0	53,220
	0	2,917,846	1,524,179	(47,592)	4,394,433
Income from operations	903	304,170	200,641	0	505,714
Interest expense, net	70,283	6,729	605	0	77,617
Interest (income) expense, affiliate	0	60,876	(60,876)	0	0
Equity in net income of consolidated affiliates	(271,944)	(134,760)	0	406,704	0
Income before income taxes	202,564	371,325	260,912	(406,704)	428,097
Provision (benefit) for income taxes	(27,619)	134,547	45,374	0	152,302
Net income	230,183	236,778	215,538	(406,704)	275,795
Less: Income attributable to noncontrolling interests	0	0	45,612	0	45,612
Net income attributable to UHS	$ 230,183	$ 236,778	$ 169,926	$(406,704)	$ 230,183

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012

(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net income	$443,446	$438,873	$316,617	$(709,889)	$489,047
Other comprehensive income (loss):					
Unrealized derivative gains on cash flow hedges	6,677	0	0	0	6,677
Amortization of terminated hedge	(336)	0	0	0	(336)
Minimum Pension Liability	0	4,986	0	0	4,986
Other comprehensive income before tax	6,341	4,986	0	0	11,327
Income tax expense related to items of other comprehensive income	2,408	1,898	0	0	4,306
Total other comprehensive income, net of tax	3,933	3,088	0	0	7,021
Comprehensive income	447,379	441,961	316,617	(709,889)	496,068
Less: Comprehensive income attributable to noncontrolling interests	0	0	45,601	0	45,601
Comprehensive income attributable to UHS	$447,379	$441,961	$271,016	$(709,889)	$450,467

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011

(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net income	$398,167	$382,249	$344,260	$(675,806)	$448,870
Other comprehensive income (loss):					
Unrealized derivative gains on cash flow hedges	(37,477)	0	0	0	(37,477)
Amortization of terminated hedge	(336)	0	0	0	(336)
Minimum Pension Liability	0	(12,397)	0	0	(12,397)
Other comprehensive income before tax	(37,813)	(12,397)	0	0	(50,210)
Income tax expense related to items of other comprehensive income	(14,483)	(4,691)	0	0	(19,174)
Total other comprehensive income, net of tax	(23,330)	(7,706)	0	0	(31,036)
Comprehensive income	374,837	374,543	344,260	(675,806)	417,834
Less: Comprehensive income attributable to noncontrolling interests	0	0	50,703	0	50,703
Comprehensive income attributable to UHS	$374,837	$374,543	$293,557	$(675,806)	$367,131

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010

(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net income	$230,183	$236,778	$215,538	$(406,704)	$275,795
Other comprehensive income (loss):					
Unrealized derivative gains on cash flow hedges	1,396	0	0	0	1,396
Amortization of terminated hedge	(336)	0	0	0	(336)
Minimum Pension Liability	0	743	0	0	743
Other comprehensive income before tax	1,060	743	0	0	1,803
Income tax expense related to items of other comprehensive income	408	281	0	0	689
Total other comprehensive income, net of tax	652	462	0	0	1,114
Comprehensive income	230,835	237,240	215,538	(406,704)	276,909
Less: Comprehensive income attributable to noncontrolling interests	0	0	45,612	0	45,612
Comprehensive income attributable to UHS	$230,835	$237,240	$169,926	$(406,704)	$231,297

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2012

(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Assets					
Current assets:					
Cash and cash equivalents	$ 0	$ 11,949	$ 11,522	$ 0	$ 23,471
Accounts receivable, net	7,154	741,983	318,060	0	1,067,197
Supplies	0	61,100	37,900	0	99,000
Deferred income taxes	61,364	43,555	322	(780)	104,461
Other current assets	2,188	75,117	10,631	0	87,936
Current assets held for sale	0	0	25,431	0	25,431
Total current assets	70,706	933,704	403,866	(780)	1,407,496
Investments in subsidiaries	5,781,479	1,323,832	0	(7,105,311)	0
Intercompany receivable	644,105	0	360,538	(1,004,643)	0
Intercompany note receivable	0	0	1,007,453	(1,007,453)	0
Property and equipment	0	3,867,471	1,500,874	0	5,368,345
Less: accumulated depreciation	0	(1,288,975)	(697,135)	0	(1,986,110)
	0	2,578,496	803,739	0	3,382,235
Other assets:					
Goodwill	820	2,554,531	481,414	0	3,036,765
Deferred charges	67,831	5,839	2,218	0	75,888
Other	9,645	209,558	79,256	0	298,459
	$6,574,586	$ 7,605,960	$3,138,484	$(9,118,187)	$ 8,200,843
Liabilities and Stockholders' Equity					
Current liabilities:					
Current maturities of long-term debt	$ 0	990	1,599	0	$ 2,589
Accounts payable and accrued liabilities	10,985	740,484	138,088	0	889,557
Current liabilities held for sale	0	0	850	0	850
Federal and state taxes	0	900	620	(458)	1,062
Total current liabilities	10,985	742,374	141,157	(458)	894,058
Intercompany payable	0	1,004,643	0	(1,004,643)	0
Other noncurrent liabilities	46,048	243,478	105,829	0	395,355
Long-term debt	3,676,940	5,372	45,119	0	3,727,431
Intercompany note payable	0	1,007,453	0	(1,007,453)	0
Deferred income taxes	127,268	56,801	0	(322)	183,747
Redeemable noncontrolling interests	0	0	234,303	0	234,303
UHS common stockholders' equity	2,713,345	4,545,839	2,559,472	(7,105,311)	2,713,345
Noncontrolling interest	0	0	52,604	0	52,604
Total equity	2,713,345	4,545,839	2,612,076	(7,105,311)	2,765,949
	$6,574,586	$ 7,605,960	$3,138,484	$(9,118,187)	$ 8,200,843

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2011
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Assets					
Current assets:					
Cash and cash equivalents	$ 0	$ 33,221	$ 8,008	$ 0	$ 41,229
Accounts receivable, net	8,891	663,593	297,318	0	969,802
Supplies	0	59,467	37,308	0	96,775
Deferred income taxes	67,189	41,755	322	(942)	108,324
Other current assets	33,057	56,864	9,938	0	99,859
Current assets held for sale	0	48,916	0	0	48,916
Total current assets	109,137	903,816	352,894	(942)	1,364,905
Investments in subsidiaries	5,213,573	1,181,849	0	(6,395,422)	0
Intercompany receivable	669,112	0	20,375	(689,487)	0
Intercompany note receivable	0	0	1,148,839	(1,148,839)	0
Property and equipment	0	3,650,025	1,456,135	0	5,106,160
Less: accumulated depreciation	0	(1,184,283)	(633,897)	0	(1,818,180)
	0	2,465,742	822,238	0	3,287,980
Other assets:					
Goodwill	820	2,132,103	494,679	0	2,627,602
Deferred charges	103,434	5,972	2,374	0	111,780
Other	10,412	241,107	21,459	0	272,978
	$6,106,488	$ 6,930,589	$2,862,858	$(8,234,690)	$ 7,665,245
Liabilities and Stockholders' Equity					
Current liabilities:					
Current maturities of long-term debt	$ 0	$ 1,133	$ 1,346	$ 0	$ 2,479
Accounts payable and accrued liabilities	14,201	616,026	201,898	0	832,125
Current liabilities held for sale	0	2,329	0	0	2,329
Federal and state taxes	0	0	620	(620)	0
Total current liabilities	14,201	619,488	203,864	(620)	836,933
Intercompany payable	0	689,487	0	(689,487)	0
Other noncurrent liabilities	49,840	249,033	103,035	0	401,908
Long-term debt	3,594,182	3,616	53,630	0	3,651,428
Intercompany note payable	0	1,148,839	0	(1,148,839)	0
Deferred income taxes	151,913	58,001	0	(322)	209,592
Redeemable noncontrolling interests	0	0	218,266	0	218,266
UHS common stockholders' equity	2,296,352	4,162,125	2,233,297	(6,395,422)	2,296,352
Noncontrolling interest	0	0	50,766	0	50,766
Total equity	2,296,352	4,162,125	2,284,063	(6,395,422)	2,347,118
	$6,106,488	$ 6,930,589	$2,862,858	$(8,234,690)	$ 7,665,245

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2012
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net cash provided by (used in) operating activities	**$ (21,608)**	**$ 594,606**	**$ 242,273**	**$ 0**	**$ 815,271**
Cash Flows from Investing Activities:					
Property and equipment additions, net of disposals	0	(312,190)	(51,002)	0	(363,192)
Acquisition of property and businesses	0	(513,596)	(14,251)	0	(527,847)
Proceeds received from sale of assets and businesses	0	142,667	6,644	0	149,311
Costs incurred for purchase and development of electronic health records application	0	(54,362)	0	0	(54,362)
Return of Deposit on terminated purchase agreement	6,500	0	0	0	6,500
Net cash provided by (used in) investing activities	**6,500**	**(737,481)**	**(58,609)**	**0**	**(789,590)**
Cash Flows from Financing Activities:					
Reduction of long-term debt	(843,002)	0	(8,258)	1,613	(849,647)
Additional borrowings	913,500	1,613	0	(1,613)	913,500
Financing costs	(8,283)	0	0	0	(8,283)
Repurchase of common shares	(19,154)	0	0	0	(19,154)
Dividends paid	(58,395)	0	0	0	(58,395)
Issuance of common stock	5,435	0	0	0	5,435
Profit distributions to noncontrolling interests	0	0	(26,895)	0	(26,895)
Changes in intercompany balances with affiliates, net	25,007	119,990	(144,997)	0	0
Net cash provided by (used in) financing activities	**15,108**	**121,603**	**(180,150)**	**0**	**(43,439)**
Increase (decrease) in cash and cash equivalents	0	(21,272)	3,514	0	(17,758)
Cash and cash equivalents, beginning of period	0	33,221	8,008	0	41,229
Cash and cash equivalents, end of period	$ 0	$ 11,949	$ 11,522	$ 0	$ 23,471

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2011
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net cash provided by (used in) operating activities	**$ (4,990)**	**$ 518,462**	**$ 204,779**	**$ 0**	**$ 718,251**
Cash Flows from Investing Activities:					
Property and equipment additions, net of disposals	0	(226,848)	(58,834)	0	(285,682)
Acquisition of property and businesses	0	0	(29,466)	0	(29,466)
Proceeds received from sale of assets and businesses	0	0	67,592	0	67,592
Costs incurred for purchase and development of electronic health records application	0	(38,249)	0	0	(38,249)
Net cash used in investing activities	**0**	**(265,097)**	**(20,708)**	**0**	**(285,805)**
Cash Flows from Financing Activities:					
Reduction of long-term debt	(382,060)	(1,442)	0	1,985	(381,517)
Additional borrowings	98,100	0	1,985	(1,985)	98,100
Financing costs	(23,608)	0	0	0	(23,608)
Repurchase of common shares	(60,482)	0	0	0	(60,482)
Dividends paid	(19,466)	0	0	0	(19,466)
Issuance of common stock	4,779	0	0	0	4,779
Profit distributions to noncontrolling interests	0	0	(38,497)	0	(38,497)
Changes in intercompany balances with affiliates, net	387,727	(240,087)	(147,640)	0	0
Net cash provided by (used in) financing activities	**4,990**	**(241,529)**	**(184,152)**	**0**	**(420,691)**
Increase (decrease) in cash and cash equivalents	0	11,836	(81)	0	11,755
Cash and cash equivalents, beginning of period	0	21,385	8,089	0	29,474
Cash and cash equivalents, end of period	$ 0	$ 33,221	$ 8,008	$ 0	$ 41,229

UNIVERSAL HEALTH SERVICES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2010
(amounts in thousands)

	Parent	Guarantors	Non Guarantors	Consolidating Adjustments	Total Consolidated Amounts
Net cash provided by (used in) operating activities	**$ (139,226)**	**$ 342,633**	**$ 297,937**	**$0**	**$ 501,344**
Cash Flows from Investing Activities:					
Property and equipment additions, net of disposals	0	(186,967)	(52,307)	0	(239,274)
Acquisition of property and businesses	0	(1,958,904)	606	0	(1,958,298)
Proceeds received from sale of assets and businesses	0	21,460	0	0	21,460
Costs incurred for purchase and development of electronic health records application	0	(17,971)	0	0	(17,971)
Net cash used in investing activities	**0**	**(2,142,382)**	**(51,701)**	**0**	**(2,194,083)**
Cash Flows from Financing Activities:					
Reduction of long-term debt	(1,388,679)	(753)	(2,654)	0	(1,392,086)
Additional borrowings	3,266,146	0	0	0	3,266,146
Financing costs	(101,815)	0	0	0	(101,815)
Repurchase of common shares	(11,528)	0	0	0	(11,528)
Dividends paid	(19,422)	0	0	0	(19,422)
Issuance of common stock	3,594	0	0	0	3,594
Profit distributions to noncontrolling interests	0	0	(32,456)	0	(32,456)
Proceeds from sale of noncontrolling interest in majority owned business	0	0	600	0	600
Changes in intercompany balances with affiliates, net	(1,609,070)	1,816,520	(207,450)	0	0
Net cash provided by (used in) by financing activities	**139,226**	**1,815,767**	**(241,960)**	**0**	**1,713,033**
Increase (decrease) in cash and cash equivalents	0	16,018	4,276	0	20,294
Cash and cash equivalents, beginning of period	0	5,367	3,813	0	9,180
Cash and cash equivalents, end of period	$ 0	$ 21,385	$ 8,089	$0	$ 29,474

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(amounts in thousands)

Description	Balance at beginning of period	Charges to costs and expenses	Acquisitions of business	Write-off of uncollectible accounts	Balance at end of period
Allowance for doubtful accounts receivable:					
Year ended December 31, 2012	$253,405	$726,671	$ 5,632	$(674,321)	$311,387
Year ended December 31, 2011	$248,622	$613,619	$ —	$(608,836)	$253,405
Year ended December 31, 2010	$168,876	$546,909	$56,596	$(523,759)	$248,622

Included in the charges to costs and expenses are $17,043 in 2011 and $17,823 in 2010, related to facilities that were divested or recorded as held for sale during 2012.

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CORPORATE INFORMATION

EXECUTIVE OFFICES

Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406
(610) 768-3300

REGIONAL OFFICES

Western Region
Summerlin Hospital Medical Office Building III
10105 Banburry Cross Drive
Suite 230
Las Vegas, NV 89144
(702) 360-9040

Behavioral Health Regional Office
110 Westwood Place
Suite 100
Brentwood, TN 37027
(615) 250-0000

ANNUAL MEETING

May 15, 2013, 10:00 a.m.
Universal Corporate Center
367 South Gulph Road
King of Prussia, PA 19406

COMPANY COUNSEL

Fulbright & Jaworski, L.L.P.
New York, New York

AUDITORS

PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

TRANSFER AGENT AND REGISTRAR

Computershare
250 Royall Street
Canton, MA 02021
1-800-851-9677

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:
https://www-us.computershare.com/investor/Contact

TDD: Hearing Impaired # 1-800-231-5469

Please contact Computershare for prompt assistance on address changes, lost certificates, consolidation of duplicate accounts or related matters.

INTERNET ADDRESS

The Company can be accessed online at www.uhsinc.com.

LISTING

Class B Common Stock: New York Stock Exchange under the symbol UHS

PUBLICATIONS

For copies of the Company's annual report, Form 10-K, Form 10-Q, quarterly earnings releases, and proxy statements, please call 1-800-874-5819, or write

Investor Relations
Universal Health Services, Inc.
Universal Corporate Center
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

FINANCIAL COMMUNITY INQUIRIES

The Company welcomes inquiries from members of the financial community seeking information on the Company. These should be directed to Steve Filton, Chief Financial Officer.

DISCLOSURE UNDER 303A.12(a)

In accordance with Section 303A.12(a) of The New York Stock Exchange Listed Company Manual, we submitted our CEO's Certification to the New York Stock Exchange in 2012. Additionally, contained in Exhibits 31.1 and 31.2 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2013, are our CEO's and CFO's Certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

BOARD OF DIRECTORS

OFFICERS AND SENIOR MANAGEMENT

MIX
Paper from responsible sources
FSC® C105230

UHS of Delaware, Inc. is the management company for, and a wholly owned subsidiary of Universal Health Services, Inc. All of our "Corporate Officers" listed above are employees of UHS of Delaware, Inc. The Staff Vice Presidents and officers of the Acute and Behavioral Divisions listed above are solely officers and employees of UHS of Delaware, Inc.


SIERRA VISTA HOSPITAL


UHS

UNIVERSAL HEALTH SERVICES, INC.
Universal Corporate Center
P.O. Box 61558
367 South Gulph Road
King of Prussia, PA 19406
www.uhsinc.com